     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 18, 1998



                                            REGISTRATION STATEMENT NO. 333-55877

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           NEXTEL INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   WASHINGTON
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      4812
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                                   91-1671412
                                (I.R.S. EMPLOYER
                             IDENTIFICATION NUMBER)

                            ------------------------

                         1191 SECOND AVENUE, SUITE 1600
                           SEATTLE, WASHINGTON 98101
                           (TELEPHONE: 206-749-8000)
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              HENG-PIN KIANG, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                           NEXTEL INTERNATIONAL, INC.
                         1191 SECOND AVENUE, SUITE 1600
                           SEATTLE, WASHINGTON 98101
                           (TELEPHONE: 206-749-8000)
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                          Copies of Communications to:
                           CLAUDE S. SERFILIPPI, ESQ.
                             CHADBOURNE & PARKE LLP
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10112
                           (TELEPHONE: 212-408-5100)

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                            ------------------------

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 18, 1998


PROSPECTUS

                                  NEXTEL LOGO

                               OFFER TO EXCHANGE
                       12 1/8% SENIOR DISCOUNT NOTES DUE
                   APRIL 15, 2008 FOR ANY AND ALL OUTSTANDING
                12 1/8% SENIOR DISCOUNT NOTES DUE APRIL 15, 2008
                            ------------------------

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON            ,
                             1998 UNLESS EXTENDED.

     NEXTEL INTERNATIONAL, INC., a Washington corporation ("Nextel International" or the "Company"), is hereby offering (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange its 12 1/8% Senior Discount Notes due April 15, 2008 (the "Exchange Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement of which this Prospectus is a part (together with all amendments and exhibits thereto, the "Registration Statement"), for an equal principal amount at maturity of its outstanding 12 1/8% Senior Discount Notes due April 15, 2008 (the "Private Notes"), of which $730.0 million aggregate principal amount at maturity was issued on March 12, 1998 and is outstanding on the date hereof.

     The Private Notes were offered and sold by the Company in a transaction that was exempt from the registration requirements of the Securities Act (the "1998 Notes Offering"), which was consummated on March 12, 1998 (the "Closing Date").

     The form and terms of the Exchange Notes are identical in all material respects to those of the Private Notes, except for certain transfer restrictions and registration rights relating to the Private Notes and except for certain interest provisions related to such registration rights. The Exchange Notes will evidence the same indebtedness as the Private Notes (which they replace) and will be entitled to the benefits of an Indenture dated as of March 12, 1998, governing the Private Notes and the Exchange Notes (the "Indenture"). The Exchange Notes will mature on April 15, 2008. No cash interest will be payable on the Exchange Notes prior to October 15, 2003. Interest on the Exchange Notes will accrue from April 15, 2003 and will be payable in cash on each April 15 and October 15, commencing October 15, 2003. The Exchange Notes and payments due in respect thereof are solely the obligation of the Company and will not be guaranteed by the Operating Companies (as defined herein). The Private Notes and the Exchange Notes are sometimes collectively referred to herein as the "Notes." See "The Exchange Offer" and "Description of the Notes."

     The Notes may be redeemed, at the option of the Company, in whole or in part, at any time on or after April 15, 2003, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, prior to April 15, 2001, the Company may redeem up to 35% of the aggregate principal amount at maturity of the Notes with the proceeds of one or more sales of Capital Stock (other than Redeemable Stock) (each as defined herein) at the redemption price set forth herein; provided, however, that after any such redemption at least $474.5 million aggregate principal amount at maturity of the Notes remains outstanding.

                                                        [continued on next page]
                            ------------------------


     SEE "RISK FACTORS" COMMENCING ON PAGE 18 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER AND AN INVESTMENT IN THE EXCHANGE NOTES.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

[continued from front cover]


     The Exchange Notes will be senior unsecured indebtedness of the Company, will rank pari passu in right of payment with all unsubordinated unsecured indebtedness of the Company and will be senior in right of payment to all subordinated indebtedness of the Company. As of March 31, 1998, the Company had $1,059.3 million of indebtedness outstanding other than guarantees by the Company of indebtedness of the Company's Restricted Group Members (as defined herein) (such guarantee obligations would rank pari passu in right of payment with the Notes, but the underlying guaranteed indebtedness is assumed to be satisfied from the assets of the primary obligors). All existing and future liabilities (including trade payables) of the Company's Restricted Group Members will be effectively senior to the Notes. As of March 31, 1998, the Company's Restricted Group Members had approximately $319.1 million of liabilities, including $98.5 million of indebtedness.


     The Company will accept for exchange any and all validly tendered Private
Notes not withdrawn prior to 5:00 p.m., New York City time, on         , 1998,
unless the Exchange Offer is extended by the Company in its sole discretion (the "Expiration Date"). Tenders of Private Notes may be withdrawn at any time prior to the Expiration Date. Private Notes may be tendered only in integral multiples of $1,000 principal amount at maturity. The Exchange Offer is subject to certain customary conditions. See "The Exchange Offer."

     The Exchange Notes are being offered hereunder in order to satisfy certain obligations of the Company under the Registration Rights Agreement, dated as of March 9, 1998 (the "Registration Rights Agreement"), between the Company and the Placement Agents (as defined herein). The Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Private Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchased such Private Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery requirements of the Securities Act; provided, that the holder is acquiring Exchange Notes in the ordinary course of its business and is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Holders of Private Notes wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Each broker-dealer that receives Exchange Notes for its own account in exchange for Private Notes, where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes, which contains a plan of distribution with respect to such resale transactions. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of the Exchange Notes received for Private Notes where such Private Notes were acquired by a broker-dealer as a result of market-making or other trading activities (other than Private Notes acquired directly from the Company). The Company has agreed that, for a period of 90 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resales. See "Plan of Distribution." The Company believes that none of the registered holders of the Private Notes is an affiliate (as such term is defined in Rule 405 under the Securities Act) of the Company.

     The Company does not intend to apply for listing of the Exchange Notes on any securities exchange or to seek approval through any automated quotation system nor do the Placement Agents (as defined herein) intend to make a market in the Exchange Notes. There can be no assurance regarding the future development of a market for the Exchange Notes, or the ability of holders of the Exchange Notes to sell their Exchange Notes or the price at which such holders may be able to sell their Exchange Notes. If such a market were to develop, the Exchange Notes could trade at prices that may be higher or lower than the initial public offering price depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. See "Risk Factors -- Lack of Public Market."

     Holders of Private Notes whose Private Notes are not tendered and accepted in the Exchange Offer will continue to hold such Private Notes and will be entitled to all the rights and preferences and will be subject to the limitations applicable thereto under the Indenture. Following consummation of the Exchange Offer, the holders of Private Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Private Notes held by them.

     The Company will not receive any proceeds from, and has agreed to bear all registration expenses of, the Exchange Offer. No underwriter is being used in connection with the Exchange Offer. See "The Exchange Offer -- Resale of the Exchange Notes."

                  THIS PROSPECTUS IS DATED JUNE        , 1998

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY SUCH PROSPECTUS SUPPLEMENT NOR ANY RESALE MADE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF. THIS PROSPECTUS AND ANY SUCH RELATED PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.
                            ------------------------

     THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE SECURITIES LAWS. ALL STATEMENTS REGARDING THE COMPANY'S AND THE OPERATING COMPANIES' EXPECTED FINANCIAL POSITION, BUSINESS AND FINANCING PLANS ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY AND ITS MAJORITY-OWNED OPERATING COMPANIES BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, THEY CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS, INCLUDING, WITHOUT LIMITATION, IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS AND UNDER "RISK FACTORS." ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY, THE OPERATING COMPANIES OR PERSONS ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.
                            ------------------------

     Unless otherwise indicated, industry and demographic data used throughout this Prospectus have been obtained from the following industry publications and have not been independently verified or updated by the Company: Strategis Group Latin America Cellular/PCS Markets, 1997; Strategis Group Asia Pacific Cellular/PCS Markets, 1997; Strategis World Cellular and PCS Markets, 1997; Pyramid Research Wireless Markets and Strategies Brazil, 1997; Pyramid Research Wireless Markets and Strategies Mexico/Central America, 1997; Pyramid Research Wireless Markets and Strategies Southeast Asia, 1997; International Mobile Telecommunications Association (IMTA); The Global Digest for Commercial Trunked Radio Systems (SMR, PAMR, TRS), 1997; and World Telecom Development Report.

     The population data are estimates, do not represent the current number of the Company's subscribers and are not necessarily indicative of potential subscribers of the Company in the future. Information with respect to Asia does not reflect the effect of the recent Asian economic crisis.

     "Nextel"; "iDEN" and "FLEX"; "Infopage"; and "MiKE" are trademarks of Nextel Communications, Inc. ("Nextel Communications"), Motorola, Inc. ("Motorola"), Infocom Communications Network, Inc. ("Nextel Philippines") and Clearnet Communications Inc. ("Clearnet"), respectively. Nextel Communications currently licenses to the Company the use of the "Nextel" tradename in jurisdictions outside of the United States on a royalty-free basis but there can be no assurance that the Company's rights to use the "Nextel" tradename will continue or will continue on terms not involving the payment of royalties or other amounts to Nextel Communications.

                             AVAILABLE INFORMATION

     This Prospectus constitutes a part of an exchange offer Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act with respect to the Exchange Notes. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Exchange Notes. Any statement contained herein concerning the provisions of certain documents are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Statements made in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document as filed as an exhibit to the Company's filings with the Commission, each such statement being qualified in all respects by such reference. Such reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024 Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 800 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates upon request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may be accessed electronically by means of the Commission's Web site on the Internet at http://www.sec.gov. Pursuant to the Indenture, the Company has agreed, whether or not required by the rules and regulations of the Commission, to file with the Commission and to furnish to the Trustee (as defined herein) and to Holders (the "Holders") of the Notes, without cost to the Trustee or such Holders, reports and other information as it would be required to file with the Commission if the Company were subject to the reporting requirements of the Exchange Act.
                            ------------------------

     The Company's principal executive and administrative offices are located at 1191 Second Avenue, Suite 1600, Seattle, Washington 98101 and its telephone number at that location is (206) 749-8000.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, the terms "Company" and "Nextel International" refer to Nextel International, Inc. (formerly McCaw International, Ltd.) and the Operating Companies and all references herein to "Nextel Brazil" refer to McCaw International (Brazil), Ltd. and its subsidiaries and affiliates. The Company is an indirect wholly owned subsidiary of Nextel Communications. Except as otherwise indicated, all dollar amounts are expressed in U.S. dollars and references to "dollars" and "$" are to U.S. dollars. All consolidated historical financial statements, other than the pro forma financial information, contained in this Prospectus are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and are presented in U.S. dollars.

     Unless otherwise indicated, the information contained in this Prospectus gives effect to the following transactions: (i) the issuance of 82.54 shares of the Company's Series A Redeemable Exchangeable Preferred Stock, par value $10.00 per share (the "Series A Preferred Stock"), to a wholly owned subsidiary of Nextel Communications for consideration of approximately $8.3 million which occurred on March 12, 1998; (ii) the transfer to the Company by a wholly owned subsidiary of Nextel Communications of 6,777,778 Class D Shares of Clearnet Communications Inc., a Canadian wireless services company ("Clearnet"), in exchange for 906.32 shares of Series A Preferred Stock (the "Clearnet Transaction") which occurred on March 12, 1998; (iii) the acquisition by the Company (the "Argentina Acquisition") of the remaining 50% equity interest in the holding company for Nextel Argentina S.R.L. ("Nextel Argentina," formerly McCaw Argentina S.A.) on January 30, 1998 for $46 million; (iv) the acquisition by the Company of a 70.1% equity interest in Comunicaciones Nextel del Peru S.A., a Peruvian company ("Nextel Peru," formerly Valorcom S.A.), on January 29, 1998 for $27.9 million of which approximately $7.0 million was paid on such date and (v) the purchase by the Company of an equity interest in J-Com Co., Ltd. ("J-Com") for a purchase price of Y77.2 million (approximately $593,000) plus a shareholder loan of Y4.1 billion (approximately $31.5 million) to J-Com. As a result of these transactions, the Company currently owns 100% of the outstanding capital stock of Nextel Argentina, 70.1% of the outstanding capital stock of Nextel Peru, a 21% equity interest in J-Com and an approximately 15% equity interest in Clearnet.

                                  THE COMPANY


     Nextel International is a leading international wireless communications services company based on the number of people and the number of specialized mobile radio ("SMR") channels in its licensed service areas. The Company provides wireless communications services in five of the largest cities in Latin America and three of the largest cities in Asia. The Company's markets cover approximately 373 million people ("POPs"), approximately 131 million of which are in Latin America. Nextel International is the largest SMR service provider in Brazil and Mexico, and holds the largest SMR channel position in Argentina. The Company's strategy is focused on using its leading analog dispatch or SMR channel positions in its principal markets, together with Nextel Communications' experience and supplier relationships, to upgrade its services from analog dispatch to digital enhanced specialized mobile radio ("ESMR") services. The Company intends to use digital "iDEN(TM)" technology developed by Motorola in its ESMR networks. The Company launched commercial ESMR service in Sao Paulo and Buenos Aires in the second quarter of 1998 and currently plans to launch commercial ESMR service in Rio de Janeiro, Mexico City and Manila during the third quarter of 1998. The Company also expects that its Japanese affiliate, J-Com, will introduce a multi-functional ESMR service in the Kanto region of Japan (which includes Tokyo) by the end of 1998. The timing of the Company's currently planned launch schedule depends on a number of factors, some of which are beyond the Company's control. See "Business -- Operations and Investments." The Company's upgrade to digital networks will allow it to increase capacity significantly and to offer, in a single digital subscriber unit, additional services and advanced features, such as direct connect (group calling and instant conferencing), telephone interconnect and text messaging services.

     The Company owns majority controlling interests in wireless communications services companies in Brazil, Mexico, Argentina and Peru and owns equity interests and actively participates in the management of wireless communications services companies in the Philippines and Japan. The Company also owns an approximately 15% equity interest in Clearnet, a Canadian wireless communications services company, and has a contractual right through its Chinese joint venture to receive 12.1% of the profits generated by a Global System for Mobile communications ("GSM") network in Shanghai, China (the "Shanghai GSM System"). The wireless communications services companies that the Company owns or has interests in and the right to receive profits in the Shanghai GSM System are referred to in this Prospectus as the "Operating Companies." The Company does not actively participate in the management or in formulation of the business plans or policies of Clearnet or the Shanghai GSM System and considers them passive investments. The Operating Companies have wireless communications networks in some of the largest cities in their respective countries, including Sao Paulo, Rio de Janeiro, Mexico City, Buenos Aires, and Lima, which are five of the largest cities in Latin America, and Shanghai, Manila and Tokyo, which are three of the largest cities in Asia.

     The Company holds licenses covering more SMR channels than any other SMR or ESMR system operator in Brazil and Argentina and believes it is among the largest SMR (and potential ESMR) service providers, based on its channel position, in its principal markets in Mexico, Peru, the Philippines and Japan. The Company's asset base includes (i) licenses or management rights to over 5,600 SMR channels in the 800 MHz band (which is adjacent to and functionally equivalent to cellular frequencies) to provide wireless communications services over such channels and (ii) deployed analog or digital wireless communications services networks in the markets where the Operating Companies conduct business. The Company's licenses were acquired for approximately $569 million, or under $4.00 per POP, which is significantly less than the prices paid for cellular and personal communications services ("PCS") licenses in comparable markets around the world.

     Nextel International markets its wireless communications services primarily to business customers and mobile work forces, such as service companies, security firms, contractors and delivery services. Companies with mobile work forces represent growing sectors of the economies in the Company's markets. These types of businesses often have the need to provide their personnel with the ability to communicate directly with one another, either on a one-to-one or one-to-many basis. By upgrading its operations to provide ESMR services, the Company will increase significantly the quality and capacity of its wireless communications networks utilizing SMR frequencies and be in a position to offer a broader array of digital wireless services to a larger customer base.

     Nextel International has built and retained a senior management team composed of executives with substantial experience in the telecommunications industry in the United States and in emerging markets. In addition, senior management teams at the Operating Companies are composed primarily of nationals of the countries in which the Operating Companies are located, all of whom have experience in the telecommunications industry and/or extensive functional area expertise. See "Management."

     Nextel International is an indirect wholly owned subsidiary of Nextel Communications, which is the largest provider of SMR and ESMR services in the United States with revenues of approximately $739 million for the twelve months ended December 31, 1997 and $327 million for the three months ended March 31, 1998. Nextel Communications offers a differentiated, integrated package of digital wireless communications services primarily to business users. As of March 31, 1998, Nextel Communications provided service to approximately 1,641,500 digital subscriber units in the United States. At March 31, 1998, the Nextel Communications digital network provided coverage in various markets throughout the United States, including in and around 78 of the top 100 metropolitan statistical areas ("MSAs") in the United States. Nextel Communications' largest shareholders include certain entities controlled by Craig O. McCaw, the founder of McCaw Cellular Communications, Inc. (now AT&T Wireless Services, Inc.), and Motorola.

RECENT DEVELOPMENTS

     On March 12, 1998, the Company completed the sale of the Private Notes (the "1998 Notes Offering") for aggregate net proceeds to the Company of approximately $387 million. The 1998 Notes Offering is part of the Company's financing plan designed to meet expected funding requirements that are estimated to total approximately $810 million during fiscal year 1998. See "Financing Plan."

     In connection with the 1998 Notes Offering, on March 12, 1998, the Company consummated the Clearnet Transaction, pursuant to which a wholly owned subsidiary of Nextel Communications transferred to the Company 6,777,778 Class D Shares of Clearnet in exchange for 906.32 shares of the Company's Series A Preferred Stock. See "Business -- Recent Developments" and "Business -- Operations and Investments -- Canada." Additionally, in connection with the 1998 Notes Offering, on March 12, 1998, the Company issued 82.54 shares of Series A Preferred Stock to a wholly owned subsidiary of Nextel Communications for consideration of approximately $8.3 million.


     The Company expects to amend its Restated Articles of Incorporation (the "Restated Articles of Incorporation") by the end of June 1998 to amend certain terms of the Series A Preferred Stock and the Company's Series B Redeemable Preferred Stock (the "Series B Preferred Stock"). The amendments to the terms will be as follows:



           (i) an amendment to provide that any dividends payable on the outstanding shares of Series B Preferred Stock may, at the option of the Company, be paid in additional shares of Series B Preferred Stock, except in certain specified circumstances;



           (ii) an amendment to provide that the Company will at all times reserve and maintain for issuance a sufficient quantity of shares of Series B Preferred Stock to provide for the payment of the maximum amount of Series B Preferred Stock issuable pursuant to subparagraph (i) above;



          (iii) an amendment revising the definition of "Exchange Trigger Event" with respect to the Series A Preferred Stock to remove the requirement that Nextel Communications must own less than 50% of the Company's outstanding shares following (A) a recapitalization or reorganization of the Company or
     (B) a registered, underwritten public offering of any capital stock of the Company in order for such event to be considered an "Exchange Trigger Event"; and



           (iv) an amendment revising the Company's right to redeem the Series A Preferred Stock to provide that any partial redemption of the Series A Preferred Stock will require the prior consent of the holders of a majority of the shares of Series A Preferred Stock outstanding (rather than the prior consent of the affected holders).



     In addition to the amendments noted above, the Company is amending the Restated Articles of Incorporation, to provide, as permitted under Washington corporate law, that as long as the Company is not a public company, any action required or permitted to be taken at a shareholders' meeting may be taken by a written consent of the shareholders of the Company holding in the aggregate the minimum number of shares required to take such action at a meeting in which all shares entitled to vote on the action were present and voted.


     The following is an overview of the Company's recent investments and acquisitions:

     Brazil. On September 26, 1997, Nextel S.A. (formerly Airlink S.A.), a subsidiary of Nextel Brazil and the indirect holder of Nextel Brazil's SMR channels and related operating assets in Brazil acquired (i) 49% of the capital stock of MCS Telefonia, Ltda. ("MCS"), an indirect wholly owned subsidiary of Motorola; (ii) an option to purchase the remaining 51% of the capital stock of MCS; and (iii) certain assets of MCS (collectively the "MCS Transaction"). The MCS option is exercisable for $3.2 million upon receipt of certain necessary approvals from Brazilian regulatory authorities. In connection with the MCS Transaction, Motorola acquired 5% of the outstanding capital stock of Nextel S.A., which effectively diluted the Company's ownership in its Brazilian operations to 77%. MCS owns SMR licenses in 13 of the largest Brazilian cities, including Sao Paulo, Rio de Janeiro and Belo Horizonte. The MCS Transaction increased Nextel S.A.'s SMR channel holdings in each major city in Brazil. See "Business -- Operations and Investments -- Brazil."

     Argentina. The Company acquired the remaining 50% equity interest in Nextel Argentina for $46 million on January 30, 1998. Nextel Argentina is the largest SMR channel holder in Argentina and has licenses to conduct a nationwide paging business. Nextel Argentina currently has approximately 4,000 paging subscribers in Buenos Aires and Mar del Plata. In December 1997, Nextel Argentina acquired an additional 60 SMR channels in Buenos Aires for $12 million in a government auction, increasing its SMR spectrum holdings in Buenos Aires to 12 MHz. See "Business -- Operations and Investments -- Argentina."

     Mexico. Since January 1, 1997, through a series of transactions, the Company has increased its equity interest in Comunicaciones Nextel de Mexico S.A. de C.V. ("Nextel Mexico," formerly Corporacion Mobilcom S.A. de C.V.) from 30.1% to 100% for consideration equal to approximately $132.2 million. As a result of such transactions, the Company has effectively satisfied the former shareholders' put rights and is no longer subject to their corporate governance rights. See "Business -- Operations and Investments -- Mexico."


     Peru. On January 29, 1998, the Company purchased 70.1% of the common equity of Nextel Peru for $27.9 million, $23.8 million of which will represent new capital to be contributed to Nextel Peru to finance the expansion, upgrade and operation of its wireless services business. As of March 31, 1998, the Company had paid $7.2 million to Nextel Peru, and the remaining $20.7 million will be paid in the form of capital contributions, which the Company expects will be made prior to July 30, 1998. Nextel Peru, through its subsidiaries, currently offers analog SMR services in the greater Lima area, and holds licenses covering 138 SMR channels. Nextel Peru currently plans to upgrade to ESMR service in 1999. See "Business -- Operations and Investments -- Peru."



     Philippines. In February 1998, the Company reached an agreement in principle with the three groups of local shareholders of Nextel Philippines (the "Philippines Shareholders"), including the Gotesco group (the "Gotesco Group") which owns a 20% interest in Nextel Philippines, and finalized such agreements in April 1998 (the "Philippines Partner Agreements"). Pursuant to the Philippines Partner Agreements (i) the Nextel Philippines corporate governance arrangements were restructured to give the Company increased minority shareholder rights; (ii) the Company purchased existing shareholder loans of the Philippines Shareholders totaling approximately $19.6 million, which loans bear interest at 18% per annum and are convertible into equity of Nextel Philippines;
(iii) the Company may, at its option, fund Nextel Philippines' future capital needs, currently estimated to be $50 million for fiscal year 1998, pursuant to loans that, at the option of the Company, may be converted into equity of Nextel Philippines; the lack of such optional additional funding for Nextel Philippines would have a material adverse effect on Nextel Philippines; (iv) the Gotesco Group has the right to put its 20% interest to the Company for approximately $9.4 million, beginning in January 1999 (the "Gotesco Put"); and (v) the Company has the right to call the Gotesco Group's 20% interest for approximately $11.6 million if the Gotesco Group does not exercise the Gotesco Put. The ability of the Company to convert shareholders' loans into equity, satisfy the Gotesco Put or call the Gotesco Group's 20% interest is subject to applicable Philippines foreign ownership rules. The Company does not believe the Philippines Shareholders intend to fund Nextel Philippines in fiscal year 1998. The lack of such funding, either from the Company, the Philippines Shareholders, or other sources, would have a material adverse effect on Nextel Philippines. See "Business -- Operations and Investments -- Philippines" and
"Business -- Corporate Governance -- Philippines."


     Japan. On March 17, 1998, the Company purchased a 21% equity interest in J-Com for a purchase price of Y77.2 million (approximately $593,000) (the "Japan Transaction"). The Company also provided a shareholder loan of Y4.1 billion (approximately $31.5 million) to J-Com. J-Com has a contractual right to provide service in Japan under a sublicense covering more than 125 million POPs. DJSMR Business Partnership, a Japanese partnership in which an affiliate of Motorola is the majority partner ("DJSMR"), holds a 49% equity interest in J-Com. The remaining equity interests in J-Com are held by Nichimen Corporation, an investment firm ("Nichimen"), and ORIX Corporation, a leasing firm, ("ORIX") which hold, respectively, a 25% and a 5% equity interest in J-Com. See
"Business -- Operations and Investments -- Japan" and "Business -- Corporate Governance -- Japan."

PENDING INVESTMENT

     Indonesia. On August 15, 1997, the Company entered into a preliminary agreement with PT Gunung Sewu Kencana ("GSK"), a large diversified Indonesian company, which gives the Company the right, upon receipt of required regulatory approval, to purchase a 37.5% interest in PT Mitra Kencana Telekomunindo

("MKT"), an Indonesian corporation owned by GSK. MKT holds a provisional license for 80 SMR channels in Indonesia that can be converted into an operating license upon satisfaction of certain regulatory approvals by June 30, 1998. Although the Company believes that MKT presents it with significant opportunities to expand its SMR network in Asia, the Company does not intend to make any substantial investment in MKT until the economic and political conditions in Indonesia, in particular, and the economic conditions in Asia generally, have stabilized. To date, the Company has advanced $1.5 million to MKT in the form of a loan that is guaranteed by GSK.

THE NETWORK

     The following table provides a brief overview of the wireless communications systems of each of the Operating Companies and MKT as of March 31, 1998, except as otherwise noted.

                                                                                                                  START DATE
                                NEXTEL                                                        SUBSCRIBERS             OF
                             INTERNATIONAL                   PROPORTIONATE       SYSTEM          AS OF            COMMERCIAL
          MARKET               OWNERSHIP     POPULATION(1)    POPULATION          TYPE         12/31/97            SERVICES
---------------------------  -------------   -------------   -------------   ---------------  -----------   -----------------------
                                              (MILLIONS)      (MILLIONS)
OPERATING COMPANIES:
  Brazil...................        77%(2)         60.0(3)         46.2       SMR/ESMR            19,000     October 1994/1998(4)
  Mexico...................       100%            45.0            45.0       SMR/ESMR            30,000     September 1993/1998(4)
  Argentina................       100%            19.3            19.3       Paging/SMR/ESMR     16,000     April 1996/
                                                                                                            February 1997/1998(4)
  Peru(5)..................      70.1%             7.0             4.9       SMR/ESMR             3,000     April 1995/1999
  Philippines..............        30%            73.0            21.9       Paging/ESMR         55,000     February 1995/1998(4)
                                                                                                            April 1994/October
  Canada(6)................        15%            30.0             4.5       SMR/ESMR/PCS       151,000     1996/
                                                                                                            October 1997
  Japan(7).................        21%           125.0            26.5       SMR/ESMR            38,000     May 1997/1998(4)
  China (Shanghai).........      12.1%(8)         14.0             1.7       GSM                 66,000     June 1995
                                                 -----           -----                          -------
    Subtotal...............                      373.3           170.0                          378,000
PENDING TRANSACTION:
  Indonesia................      37.5%(9)         19.8             7.4
                                                 -----           -----                          -------
    Total..................                      393.1           177.4                          378,000
                                                 -----           -----                          -------

---------------
(1) Represents estimated population of areas covered by Operating Companies' licensed frequencies as of December 31, 1997. See "Business -- Spectrum Position."

(2) Giving effect to the MCS Transaction, the Company through its 81% equity interest in Nextel Brazil, and Nextel Brazil's 95% equity interest in Nextel S.A., holds a 77% equity interest in Nextel S.A.

(3) Brazilian law provides that SMR and ESMR service may only be provided to businesses and not to individuals.


(4) The Company launched commercial ESMR service in Sao Paulo and Buenos Aires in the second quarter of 1998 and currently plans to launch commercial ESMR service in Rio de Janeiro, Mexico City and Manila during the third quarter of 1998. The Company also expects that its Japanese affiliate, J-Com, will introduce a multi-functional ESMR service in the Kanto region of Japan (which includes Tokyo) by the end of 1998. The timing of the Company's currently planned launch schedule depends on a number of factors, some of which are beyond the Company's control. See "Business -- Operations and Investments."


(5) Nextel Peru currently offers analog SMR services in the greater Lima area. The Company currently plans to launch commercial ESMR services in the greater Lima area in 1999. See "Business -- Operations and
    Investments -- Peru."

(6) Clearnet publicly reported that it had launched commercial ESMR and PCS services in Canada's largest urban centers in 1996 and 1997, respectively. The subscriber numbers are based on 1997 year end subscriber counts publicly reported by Clearnet and include SMR, ESMR and PCS services.

(7) J-Com currently offers digital dispatch SMR services in the Kanto region of Japan, which includes Tokyo. J-Com currently plans to launch multi-functional ESMR services in the Kanto region by the end of 1998. The subscriber count is based on information furnished to the Company in connection with its March 1998 investment in J-Com. See
    "Business -- Operations and Investments -- Japan."

(8) Represents the Company's share of profits from the Shanghai GSM System, which is accounted for under the cost method. The Company's share of profits was diluted from 25.2% to 12.1% in 1997 as a result of an equity investment by a new shareholder. The subscriber number is based on the most current subscriber count reported to the Company. See "Business -- Operations and Investments -- Shanghai, People's Republic of China."

(9) Represents the right to acquire a 37.5% equity interest in MKT upon receipt of required regulatory approvals by June 30, 1998. MKT holds a provisional license for 80 SMR channels that can be converted to an operating license upon satisfaction of certain regulatory approvals.

THE MARKETS

     The Company primarily targets emerging markets characterized by large, unsatisfied demand for telecommunications services, strong long-term economic growth prospects, highly concentrated population centers and favorable competitive environments.

     Large, Unsatisfied Demand for Telecommunications Services. The emerging markets in which the Company operates are characterized by large, unsatisfied demand for telecommunications services, resulting in long waiting lists for phone lines that range from approximately 1.5 years in Brazil to 3.6 years in the Philippines. In these markets, wireless communications are often a substitute for landline telephone service. The following comparative market estimates illustrate the differences between telecommunications services in the emerging markets in which the Company operates and the United States:

                                                                                  UNITED
                                                      EMERGING MARKETS(1)(2)     STATES(1)
                                                      ----------------------   -------------
Access lines per 100 POPs...........................            8.1                 59.4
Cellular penetration rate...........................            1.3%                16.6%
SMR penetration rate(3).............................             .05%                 .9%
Average monthly revenue per cellular subscriber.....          $88                  $48
Average monthly revenue per analog SMR subscriber...          $47                  $16

---------------
(1) All information is for 1996.

(2) Excludes Canada, China and Japan; information with respect to the Philippines does not reflect the effect of the recent Asian economic crisis. See "Risk Factors -- Currency Risks and Exchange Controls" and "-- Local Economies; Potential Inflation."

(3) Includes only commercial SMR subscribers.

     Strong Economic Growth Prospects. The Company operates primarily in emerging markets that it believes offer favorable long-term economic growth prospects. The average annual real GDP growth for the period 1997 through 2001 in countries in which the Company operates is projected to be 4.4%.


     Highly Concentrated Population Centers. The Company focuses its operations primarily in major population centers of emerging markets, including Sao Paulo, Rio de Janeiro, Buenos Aires, Mexico City, Lima and Manila. These cities are characterized by extremely high population densities and a relatively high concentration of the country's wealth. In addition, vehicle traffic congestion, low landline penetration and unreliability of the telecommunications infrastructure encourage the use of wireless communications services in these cities.


     Favorable Competitive Environments. Although there is large, unsatisfied demand for telecommunications services in the emerging markets in which the Company operates, there are relatively few licensed wireless communications service providers currently operating in most of its markets.

STRATEGY

     The Company's principal strategy is to grow by continuing to upgrade and expand its existing analog SMR wireless communications operations to incorporate digital wireless communications services, which will enable the Company to increase its subscriber base and revenues. The Company's strategy also involves seeking new investment opportunities in markets that satisfy the characteristics described above. The key elements of the Company's strategy are:

     Capitalize on Leading Position. The Company holds licenses covering more SMR channels than any other SMR or ESMR system operator in Brazil and Argentina and believes it is among the largest SMR (and potential ESMR) service providers, based on its channel position, in its principal markets in Mexico, Peru, the Philippines and Japan. This leading channel position has been established at a low cost relative to cellular and PCS providers. The Company believes its SMR channel position will allow it to incur lower capital expenditures to upgrade to digital networks compared to any of its competitors who control fewer SMR channels and also will create operating synergies.

     Expand by Providing Digital Enhanced Services. In markets where the Company operates analog SMR networks, it is upgrading its analog SMR networks to digital multi-functional ESMR networks using Motorola's iDEN technology. In Japan, J-Com is upgrading its digital dispatch SMR network to digital ESMR. The upgrade to digital ESMR networks will allow the Company to increase capacity and quality significantly and also offer, in a single digital subscriber handset, additional services and advanced features, which the Company believes will lead to increases in its subscriber base and average monthly revenue per subscriber. The Company launched commercial ESMR service in Sao Paulo and Buenos Aires in the second quarter of 1998 and currently plans to launch commercial ESMR service in Rio de Janeiro, Mexico City and Manila during the third quarter of 1998. The Company also expects that its Japanese affiliate, J-Com, will introduce a multi-functional ESMR service in the Kanto region of Japan (which includes Tokyo) by the end of 1998. The timing of the Company's currently planned launch schedule depends on a number of factors, some of which are beyond the Company's control. See "Business -- Operations and Investments."


     Provide a Broad International Network. The Company intends to deploy a broad international digital wireless network that will provide roaming capabilities on a single digital subscriber handset to its subscribers in selected markets where it provides service. By the end of 1998, the Company believes that its network will constitute one of the largest ESMR wireless communications systems in Latin America utilizing a single transmission technology. The Company's ESMR network is being designed, constructed and implemented to deliver uniform functionality by providing the same package of integrated, multiple-feature digital wireless communications services throughout its network.

     Benefit from Nextel Communications and Motorola Relationships. Nextel Communications is the largest SMR and ESMR provider in the United States with approximately 1,641,500 digital subscriber units in service and approximately 493,600 analog SMR units in service at March 31, 1998. The Company intends to continue to access the technology, operations, supplier relationships, network development and marketing expertise of Nextel Communications in upgrading its SMR networks to ESMR in its existing markets and to continue to leverage its relationship with Nextel Communications in entering new markets. In addition, the Company believes that it will continue to benefit from its relationship with Motorola, which supplies Nextel Communications and the Company with digital iDEN(TM) equipment and services. By utilizing Nextel Communications' expertise and relationships with suppliers, in particular with Motorola, the Company believes that it will be able to deploy ESMR networks that are competitive with cellular and PCS networks in its principal markets.

     Maintain Active Management Role. The Company has acquired controlling ownership and management positions in its principal markets to the extent local law does not restrict such foreign ownership or management control positions. As of March 31, 1998, the Company had a controlling interest in its Operating Companies in Brazil, Mexico, Argentina and Peru. Where the Company holds less than a majority interest in an Operating Company, it manages its investment through contractual arrangements that ensure representation on the board of directors or comparable governing body and enable it to veto or require its approval of certain corporate actions. The Company actively participates in the management of such Operating Companies, other than in China and in Canada, by
(i) selecting key members of the local management team, (ii) managing the system's technology and infrastructure deployment, (iii) developing business plans and marketing plans together with local management, (iv) maintaining close working relationships with partners, suppliers, regulators and others and (v) obtaining or arranging for financing.

     Pursue New Investments in Attractive Markets. The Company is pursuing new investment opportunities in geographic areas that offer attractive market fundamentals. At present, the Company plans to focus primarily on emerging markets in Latin America and Asia. The Company believes that such markets offer favorable long-term economic growth prospects and that geographic concentration may provide significant business synergies. In addition, the Company strives to purchase SMR channels in Latin American and Asian markets at a significantly lower cost than cellular and PCS providers have paid for their spectrum holdings in such markets.

     Partner with Strong Local Groups. Nextel International intends to seek strong local groups with the financial resources to invest as equity holders at the Company and Operating Company level. In addition, the Company intends to seek local partners who can play an active role in assisting the Operating Companies in securing licenses, obtaining necessary regulatory approvals and managing governmental relations for the Operating Companies.

PRINCIPAL EXECUTIVE OFFICES

     The Company's principal executive offices are located at 1191 Second Avenue, Suite 1600, Seattle, Washington 98101, and the telephone number at that location is (206) 749-8000.

                               THE EXCHANGE OFFER

                               The Exchange Offer

The Exchange Offer..............   The Company is hereby offering to exchange
                                   Exchange Notes for an equal principal amount at maturity of Private Notes that are properly tendered and accepted. The Company will issue Exchange Notes on or as promptly as practicable after the Expiration Date. As of the date hereof, there is $730.0 million aggregate principal amount at maturity of Private Notes outstanding. See "The Exchange
                                   Offer."

                                   Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Private Notes may be offered for resale, resold and otherwise transferred by a holder thereof without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring Exchange Notes in the ordinary course of its business, is not participating, does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and is not an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act. Each broker-dealer who holds Private Notes acquired for its own account as a result of market-making or other trading activities and who receives Exchange Notes pursuant to the Exchange Offer for its own account in exchange therefor must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

                                   This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Private Notes acquired by such broker-dealer as a result of market-making activities or other trading activities. The Letter of Transmittal that accompanies this Prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Any holder of Private Notes who tenders in the Exchange Offer with the intention to participate in a distribution of the Exchange Notes could not rely on the above-referenced position of the staff of the Commission and, in the absence of an exemption under the Securities Act, would have to comply with the registration and prospectus delivery requirements therein in connection with any resale transaction. Failure to comply with such requirements in such instance could result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Company. See "The Exchange
                                   Offer -- Resale of the Exchange Notes."

Termination of Registration
  Rights........................   The Private Notes were sold by the Company on
                                   March 12, 1998 to Morgan Stanley & Co.,
                                   Incorporated, Chase Securities Inc. and
                                   Goldman, Sachs & Co. (together, the
                                   "Placement Agents") pursuant to a Placement
                                   Agreement, dated as of

                                   March 9, 1998 (the "Placement Agreement"), between the Company and the Placement Agents. Pursuant to the Placement Agreement, the Company entered into the Registration Rights Agreement with the Placement Agents, which agreement grants the holders of Private Notes certain exchange and registration rights. The Exchange Offer is intended to satisfy, as to all Notes, such rights, which will terminate upon the consummation of the Exchange Offer. Holders of the Exchange Notes will not be entitled to any exchange or registration rights with respect to the Exchange Notes. Holders of Private Notes who do not participate in the Exchange Offer will hold securities that are not freely transferable and may, as a result be less liquid. See "The Exchange Offer -- Termination of Certain Rights." The Company will not receive any proceeds from, and has agreed to bear the expenses of, the Exchange Offer.


Expiration Date.................   The Exchange Offer will expire at 5:00 p.m.,
                                   New York City time, on                , 1998,
                                   unless the Exchange Offer is extended by the Company in its sole discretion, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange
                                   Offer is extended. See "The Exchange
                                   Offer -- Expiration Date; Extensions;
                                   Amendments."

Procedures for Tendering
  Private Notes.................   Each holder of Private Notes wishing to
                                   accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Private Notes and any other required documentation to The Bank of New York, as Exchange Agent (the "Exchange Agent"), at the address set forth herein. By executing the Letter of Transmittal, the holder will represent to and agree with the Company that, among other things, (i) the Exchange Notes to be acquired by such holder of Private Notes in connection with the Exchange Offer are being acquired by such holder in the ordinary course of its business, (ii) such holder is not participating, does not intend to participate and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes, and
                                   (iii) such holder is not an "affiliate," as defined in Rule 405 under the Securities Act, of the Company. If the holder is a broker-dealer that will receive Exchange
                                   Notes for its own account in exchange for Private Notes that were acquired as a result of market-making or other trading activities, such holder will be required to acknowledge in the Letter of Transmittal that such holder will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, such holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "The
                                   Exchange Offer -- Procedures for Tendering."

Special Procedures for
  Beneficial Owners.............   Any beneficial owner whose Private Notes are
                                   registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Private Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's
                                   Private Notes, either make appropriate
                                   arrangements to register ownership of the Private Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date. See "The Exchange Offer --
                                   Procedures for Tendering."

Guaranteed Delivery
  Procedures....................   Holders of Private Notes who wish to tender
                                   their Private Notes and whose Private Notes are not immediately available or who cannot deliver their Private Notes, the Letter of Transmittal or any other documentation required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date must tender their Private Notes according to the guaranteed delivery procedures set forth under "The Exchange Offer -- Guaranteed
                                   Delivery Procedures."

Acceptance of the Private Notes
  and Delivery of the Exchange
  Notes.........................   Subject to the satisfaction or waiver of the
                                   conditions to the Exchange Offer, the Company will accept for exchange any and all Private
                                   Notes that are properly tendered and not withdrawn in the Exchange Offer prior to the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered on the earliest practicable date following the Expiration Date. See "The
                                   Exchange Offer -- Terms of the Exchange
                                   Offer."

Withdrawal Rights...............   Tenders of Private Notes may be withdrawn at
                                   any time prior to the Expiration Date. See
                                   "The Exchange Offer -- Withdrawal of
                                   Tenders."

Certain Tax Considerations......   For a discussion of certain tax
                                   considerations relating to the Exchange
                                   Notes, see "Certain U.S. Federal Income Tax
                                   Considerations."

Exchange Agent..................   The Bank of New York is serving as the
                                   Exchange Agent in connection with the
                                   Exchange Offer. The Bank of New York also serves as trustee (the "Trustee") under the Indenture.

                                   The Notes

     The Exchange Offer applies to the $730.0 million aggregate principal amount at maturity of Private Notes. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Private Notes except that the Exchange Notes will not bear legends restricting the transfer thereof and holders of the Exchange Notes will not be entitled to any of the registration rights of holders of the Private Notes under the Registration Rights Agreement, which rights will terminate upon consummation of the Exchange Offer. The Exchange Notes will evidence the same indebtedness as the Private Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture. For further information and for definitions of certain capitalized terms, see "Description of the Notes."

Issuer..........................   Nextel International, Inc.

Notes...........................   $730.0 million aggregate principal amount at
                                   maturity of 12 1/8% Senior Discount Notes due
                                   April 15, 2008.

Maturity Date...................   April 15, 2008.

Interest........................   The Private Notes were sold at a substantial
                                   discount from their principal amount at
                                   maturity, and there will not be any payment of interest on the Notes prior to October 15, 2003. The Notes will fully accrete to face value on April 15, 2003. From and after April
                                   15, 2003, the Notes will bear interest, which will be payable in cash, at a rate of 12 1/8% per annum on each April 15 and October 15, commencing October 15, 2003.

Optional Redemption.............   The Notes will be redeemable, at the option
                                   of the Company, in whole or in part, at any time on or after April 15, 2003, at 106.063% of their principal amount at maturity, plus accrued and unpaid interest, declining ratably to 100% of their principal amount at maturity, plus accrued and unpaid interest, on or after April 15, 2006. In addition, at any time prior to April 15, 2001, the Company may redeem up to 35% of the aggregate principal amount at maturity of the Notes with the proceeds of one or more sales of Capital Stock (other than Redeemable Stock)
                                   (each as defined under "Description of the Notes") at 112.125% of their Accreted Value on the redemption date; provided, however, that after any such redemption at least
                                   $474.5 million aggregate principal amount at maturity of the Notes remains outstanding and that notice of redemption is mailed to the holders of the Notes within 60 days after the consummation of such sale or sales. See
                                   "Description of the Notes -- Optional
                                   Redemption."

Ranking.........................   The Notes will be senior unsecured
                                   indebtedness of the Company, will rank pari passu in right of payment with all existing and future unsubordinated indebtedness of the Company (including the 1997 Notes) and will be senior in right of payment to all existing and future subordinated indebtedness of the Company. As of March 31, 1998, the Company had $1,059.3 million of indebtedness outstanding other than guarantees by the Company of indebtedness of the Company's
                                   Restricted Group Members (such guarantee obligations would rank pari passu in right of payment with the Notes, but the underlying guaranteed indebtedness is assumed to be satisfied from the assets of the primary obligors). In addition, all existing and future liabilities (including trade payables) of the Company's subsidiaries will be effectively senior to the Notes. As of March
                                   31, 1998 the Company's Restricted Group
                                   Members had

                                   $319.1 million of liabilities, including
                                   $98.5 million of indebtedness. See "Risk
                                   Factors -- Substantial Indebtedness; Ability to Service Debt; Refinancing Risks" and "-- Holding Company Structure; Effective Subordination; Secured Indebtedness."

Change of Control...............   Upon a Change of Control (as defined under
                                   "Description of the Notes -- Certain
                                   Definitions"), the Company will be required to make an offer to purchase the Notes at a purchase price equal to 101% of their Accreted Value on the date of purchase, plus accrued interest. There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any required debt repayment
                                   (including repurchases of the Notes). See
                                   "Description of the Notes -- Repurchase of
                                   Notes Upon a Change of Control."

Certain Covenants...............   The Indenture contains certain covenants for
                                   the benefit of the Holders of the Notes
                                   which, among other things, restrict the
                                   ability of the Company and each Restricted
                                   Group Member to incur additional
                                   indebtedness, create liens, engage in sale-leaseback transactions, pay dividends or make distributions in respect of their capital stock, make investments or certain other restricted payments, sell assets, issue or sell stock of Restricted Group Members, enter into transactions with stockholders or affiliates or effect a consolidation or merger. These limitations will, however, be subject to important qualifications and exceptions. See "Description of the
                                   Notes -- Covenants."

Book-Entry, Delivery and Form...   It is expected that delivery of the Exchange
                                   Notes will be made in book-entry or
                                   certificated form. The Company expects that Exchange Notes exchanged for Private Notes currently represented by Global Notes (as defined under "Description of the Notes") deposited with, or on behalf of The
                                   Depository Trust Company (the "Depository" or
                                   "DTC") and registered in the name of Cede &
                                   Co., its nominee, will be represented by Global Notes and deposited upon issuance with the Depository and registered in its name or the name of its nominee. Beneficial interests in Global Note(s) representing the Notes will be shown on, and transfers thereof will be effected through, records maintained by the Depository and its participants.

     For additional information regarding the Notes, see "Description of the Notes" and "Certain U.S. Federal Income Tax Considerations."

                        NO CASH PROCEEDS TO THE COMPANY

     This Exchange Offer is intended to satisfy certain obligations of the Company under the Registration Rights Agreement. The Company will not receive any proceeds from the issuance of the Exchange Notes offered hereby and has agreed to pay the expenses of the Exchange Offer. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive, in exchange, the Private Notes representing an equal aggregate principal amount at maturity. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Private Notes, except as otherwise described herein under "The Exchange Offer -- Terms of the Exchange Offer." The Private Notes surrendered in exchange for Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in the outstanding indebtedness of the Company.

                                  RISK FACTORS

     See "Risk Factors," immediately following this Summary, for a discussion of certain factors to be considered in evaluating the Company, its business and an investment in the Exchange Notes.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary consolidated financial data of the Company for the year ended December 31, 1997, the three months ended March 31, 1997 and as of and for the three months ended March 31, 1998. The summary historical consolidated financial data of the Company for the year ended December 31, 1997 were derived from the consolidated financial statements of the Company and the notes thereto, which have been audited by Deloitte & Touche LLP, independent auditors, whose report has been included herein. The summary historical consolidated financial data of the Company for the three months ended March 31, 1997 and as of and for the three months ended March 31, 1998 are derived from the Company's unaudited consolidated financial statements. The following table also sets forth pro forma financial data for the year ended December 31, 1997 and for the three months ended March 31, 1998. The pro forma data are unaudited and are not necessarily indicative of the results that would have been achieved by the Company, nor are they intended to be indicative of the Company's future results. The financial statements for the three months ended March 31, 1997 and as of and for the three months ended March 31, 1998 reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim period. All adjustments made were normal recurring accruals.

     The summary consolidated financial data should be read in conjunction with "Selected Consolidated Historical Financial Data," "Pro Forma Consolidated Financial Statements," including the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company, Nextel Brazil and Nextel Mexico including the notes thereto, and the other financial and operating information appearing elsewhere in this Prospectus.

                                                    YEAR ENDED                     THREE MONTHS
                                                   DECEMBER 31,                  ENDED MARCH 31,
                                              -----------------------   ----------------------------------
                                                             1997                                 1998
                                                1997     PRO FORMA(1)     1997       1998     PRO FORMA(1)
                                              --------   ------------   --------   --------   ------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues....................................  $ 13,015    $  26,312     $  1,460   $  8,558     $  9,133
Costs and expenses related to revenues......     7,424       11,087          758      3,552        3,697
Selling, general and administrative.........    26,768       44,810        4,051     15,227       16,605
Depreciation and amortization...............    18,381       35,220        2,581      9,192        9,970
                                              --------    ---------     --------   --------     --------
Operating loss..............................   (39,558)     (64,805)      (5,930)   (19,413)     (21,139)
Interest income.............................    19,666       20,088        2,798      4,324        4,324
Interest expense............................   (56,583)    (120,549)      (5,591)   (18,968)     (25,265)
Loss from equity method investments.........   (11,401)      (3,660)      (1,867)    (1,314)        (502)
Other, net..................................     5,561        5,784         (157)     1,198        1,134
Minority interest...........................     2,085        2,737          437      1,230        1,230
                                              --------    ---------     --------   --------     --------
Loss before income tax benefit..............   (80,230)    (160,405)     (10,310)   (32,943)     (40,218)
Income tax benefit..........................     6,282        8,478          499      4,374        4,374
                                              --------    ---------     --------   --------     --------
Net loss....................................  $(73,948)   $(151,927)    $ (9,811)  $(28,569)    $(35,844)
                                              ========    =========     ========   ========     ========
Net loss per share, basic and diluted.......  $  (2.03)   $   (4.16)    $  (0.27)  $  (0.78)    $  (0.98)
OTHER FINANCIAL DATA:
Ratio of earnings to fixed charges(2).......        --           --           --         --           --

                                                   (footnotes on following page)

                                             AS OF
                                         MARCH 31, 1998
                                         --------------
                                         (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents(3)...........     $463,380
Marketable securities..................        5,236
Property, plant and equipment, net.....      266,196
Investment in unconsolidated
  subsidiaries.........................       81,045
Intangible assets, net.................      593,455
Total assets...........................    1,626,758
Long-term debt (including current
  portion).............................    1,028,732
Stockholders' equity...................      369,387

---------------

(1) The unaudited pro forma statement of operations data for the year ended December 31, 1997 and for the three months ended March 31, 1998 give effect to the following transactions (collectively, the "Transactions"), in each case as if they had occurred on January 1, 1997: (i) Nextel Communications' acquisition of an 81% interest in Nextel Brazil for $186.3 million in market value of Nextel Communications Class A Common Stock and the simultaneous contribution of such interest to the Company; (ii) the MCS Transaction;
    (iii) the increase in the Company's ownership interest in Nextel Mexico, through a series of transactions, from 30.1% to 100%; (iv) the Argentina Acquisition; (v) the 1997 Notes Offering (as defined herein); (vi) the Clearnet Transaction; (vii) the other issuances of the Series A Preferred Stock; and (viii) the 1998 Notes Offering. No adjustment has been made to include interest income earned on the net proceeds from the 1998 Notes Offering pending their application as set forth under "Financing Plan" or on the net proceeds from the 1997 Notes Offering during the period from January 1, 1997 to March 6, 1997, the issuance date of the 1997 Notes (as defined herein).

(2) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of losses before income taxes, less income (loss) from equity method investments and loss attributable to minority interests. Fixed charges consist of interest on all indebtedness, amortization of debt expense and discount related to indebtedness, whether expensed or capitalized, and that portion of rental expense which the Company believes to be representative of interest. The deficiency for purposes of calculating the ratio of earnings to fixed charges was $7,650, $30,948 for the years ended December 31, 1997 and 1997 pro forma, respectively, and $1,916, $3,865 and $5,654 for the three months ended March 31, 1997, 1998 and 1998 pro forma, respectively.

(3) Includes $104.5 million of cash held by the Company which is restricted for use as equity investments under the Company's financing agreements and equipment purchases under certain infrastructure purchase contracts.

                                  RISK FACTORS

     In evaluating whether to tender Private Notes for Exchange Notes pursuant to the Exchange Offer, prospective investors should consider carefully the following factors in addition to the other information presented in this Prospectus. A number of the matters and subject areas discussed in this Prospectus are not historical or current facts but rather address potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from the Company's actual future experience. The Company has attempted to identify certain of the factors that it currently believes may cause actual future experience and results to differ from the Company's current expectations. See
"-- Forward-Looking Statements."

SHORT OPERATING HISTORY; HISTORICAL AND FUTURE NET OPERATING LOSSES


     Each of the Operating Companies has a short operating history. Additionally, if the Company acquires or commences additional operations in markets in which it currently does not operate, any such additional operations will likely have either a limited or no operating history. The Company's prospects must therefore be considered in light of the risks, expenses, uncertainties and obstacles inherent in establishing a new business in an evolving industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." From inception through March 31, 1998, the Company incurred net losses of $131.3 million. During the next several years, the Company expects to continue to incur significant and increasing operating and net losses, and negative cash flow from operations due to the expansion of its operations and continued build-out and upgrade of its wireless communications systems. There can be no assurance that the Company will achieve or sustain profitability or positive cash flow from operations in the future. If the Company cannot achieve operating profitability or positive cash flow from operations, it may not be able to meet its debt service or working capital requirements (including its obligations with respect to the Notes).


SUBSTANTIAL INDEBTEDNESS; ABILITY TO SERVICE DEBT; REFINANCING RISKS

     At March 31, 1998, the Company had, other than guarantees by the Company of indebtedness of the Company's Restricted Group Members (such guarantee obligations would rank pari passu in right of payment with the Notes, but the underlying guaranteed indebtedness is assumed to be satisfied from the assets of the primary obligors), approximately $1,059.3 million of outstanding indebtedness and the Restricted Group Members had approximately $98.5 million of outstanding indebtedness. The accretion of original issue discount on the Company's 13% Senior Discount Notes due 2007 (the "1997 Notes") and the Notes will cause an increase in the Company's recorded liabilities of approximately $720.6 million by April 15, 2003. Additionally, on a pro forma basis for the year ended December 31, 1997 and for the three months ended March 31, 1998, the Company's deficiency of earnings before fixed charges to cover fixed charges would have been $36.2 million and $5.7 million, respectively. The indenture governing the 1997 Notes (the "1997 Indenture") and the Indenture (collectively, the "Indentures") limit, but do not prohibit, the incurrence of additional indebtedness by the Company and certain of its affiliates and subsidiaries. The Company anticipates that it and the Operating Companies will incur substantial additional indebtedness in the future. At March 31, 1998, Motorola had provided Nextel Brazil and Nextel Philippines with $73.3 million of secured equipment financing to fund the purchase of equipment supplied by Motorola and an additional $66.4 million of financing was available from Motorola to fund additional purchases by Nextel Brazil of equipment supplied by Motorola. The Indentures do not limit the amount of vendor financing indebtedness that may be incurred by the Company or the other Restricted Group Members. Nextel Argentina entered into an $83 million senior secured credit facility (the "Argentina Credit Facility"), dated as of February 27, 1998, which facility, as amended on May 8, 1998, was increased to $100 million. See "Description of Other Indebtedness." The existing committed secured equipment financing facilities obtained from Motorola and any additional financing arrangements obtained from Motorola under the Motorola MOU (as defined herein) are referred to herein collectively as the "Motorola Financings."

     The Indentures restrict, among other things, the Company's, and certain of its subsidiaries' and affiliates', ability to incur indebtedness, create liens, pay dividends or make certain other restricted payments, sell assets, enter into certain transactions with affiliates or merge or consolidate with any other person. In addition, the existing Motorola Financings and the Argentina Credit Facility include, and any future Motorola Financings and bank financings will, or are expected to, include restrictive covenants, including prohibitions on the Operating Companies' ability to pay dividends. The assets and capital stock of Nextel Brazil and the assets of Nextel Philippines are pledged to secure such Operating Companies' obligations under their respective Motorola Financings and the assets and capital stock of Nextel Argentina are pledged to secure its obligations under the Argentina Credit Facility. Because the Brazil Motorola Financing matures, and future Motorola Financings and bank financings may mature, after the time that cash interest payments on the Notes are required, as long as any such indebtedness at an Operating Company level remains outstanding, such Operating Company will be unable to pay dividends to the Company as a source of cash to make interest payments on the Notes and the Company would therefore need to obtain funds from other sources.


     The level of the Company's indebtedness could have important consequences to Holders, including the following: (i) the debt service requirements of any additional indebtedness could make it more difficult for the Company to make payments of interest on the Notes; (ii) the ability of the Company to obtain any necessary financing in the future for working capital expenditures, debt service requirements or other purposes may be limited or on terms that are not favorable to the Company; (iii) a substantial portion of the Company's cash flow from operations, if any, must be dedicated to the payment of principal and interest on its indebtedness and other obligations, and will not be available for use in its business; (iv) the Company's level of indebtedness could limit its flexibility in planning for, or reacting to, changes in its business; (v) the Company is more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and (vi) the Company's high degree of indebtedness will make it more vulnerable in the event of a downturn in its business or in economic conditions in the countries in which it operates.

     The Company must substantially increase its net cash flow in order to meet its debt service obligations, including its obligations under the Notes. If the Company is unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if it otherwise fails to comply with the various covenants in its indebtedness, it would be in default under the terms thereof, which would permit the holders of such indebtedness to accelerate the maturity of the indebtedness and could cause defaults under other indebtedness of the Company. Such defaults could result in a default on the Notes and could delay or preclude payment of interest or principal thereon. The Company's ability to meet its obligations will depend on its future performance, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the Company's control.

     The 1997 Notes, the existing Motorola Financings and the Argentina Credit Facility mature, and other financings may mature, prior to the maturity of the Notes. The Company also expects that the existing Motorola Financings and Argentina Credit Facility as well as any future Motorola Financing and bank financings may need to be refinanced at their respective maturities and that the 1997 Notes and the Notes also may need to be refinanced when cash interest becomes payable thereon. The Company's ability to refinance its indebtedness will depend, among other factors, on its financial condition at the time, the restrictions contained in the instruments governing its other indebtedness and upon other factors beyond the Company's control, including market conditions. There can be no assurance that the Company will be able to refinance any existing or future indebtedness, including the Notes. If any of the Company's or the Operating Companies' indebtedness cannot be refinanced, it may cause a default under the Notes and the Company may be unable to meet its obligations under the Notes.

SIGNIFICANT CAPITAL REQUIREMENTS FOR OPERATIONS


     Expansion and upgrade of the Company's existing wireless communications systems, development of the Company's new ESMR networks systems and the continued funding of operating losses will require substantial additional cash over the next several years. For fiscal year 1998, the Company estimates that its funding requirements will be approximately $810 million. The Company believes that the net proceeds from the 1998 Notes Offering, together with available cash, cash equivalents and marketable securities and borrowings expected to be available under the existing Motorola Financings and the Argentina Credit Facility, will be sufficient to fund the Company's current operations, including the planned expansion of its existing operations, including any optional additional funding of Nextel Philippines, currently estimated to be $50 million during fiscal year 1998; however, there can be no assurance that such funds will be sufficient. The

Company does not believe the Philippines Shareholders intend to fund Nextel Philippines in fiscal year 1998. The lack of such optional additional funding either from the Company, the Philippines Shareholders, or other sources, would have a material adverse effect on Nextel Philippines. If, among other things, the Company's plans change, its assumptions regarding its funding needs associated with the further build-out, expansion and enhancement of its ESMR networks at the Operating Company level prove to be inaccurate, the other shareholders in certain of the Operating Companies do not fund their expected capital requirements, it consummates acquisitions or investments in addition to those currently contemplated or at prices higher than currently contemplated, it increases its existing equity ownership interests in certain of the Operating Companies beyond those currently contemplated, it experiences growth in its business or subscriber base greater than that which was anticipated in developing the 1998 Plan (as defined below), it experiences unanticipated costs or competitive pressures, the relevant Operating Companies are unable to access funds under the existing Motorola Financings and/or the Argentina Credit Facility, or the net proceeds from the 1998 Notes Offering together with any other funds available to the Company and the Operating Companies or any other borrowings otherwise prove to be insufficient to meet cash needs through 1998, the Company may be required to seek additional capital sooner than currently anticipated. The availability of borrowings under the existing Motorola Financings and the Argentina Credit Facility are subject to the satisfaction or waiver of certain conditions. The Company will also require significant additional capital in subsequent years to fund the further build-out, expansion and enhancement of its ESMR networks, to fund operating losses and for other purposes. To the extent the Company's then-existing financing sources are insufficient to meet such needs, the Company may seek to raise such additional capital from public or private equity or debt sources. There can be no assurance that the Company will be able to raise such capital on satisfactory terms, if at all. If the Company decides and is able to raise additional funds through the incurrence of debt, it may become subject to additional or more restrictive financial covenants and its interest obligations will increase. In the event that the Company is unable to obtain such additional capital or to obtain it on acceptable terms, it may be required to reduce the scope of its presently anticipated construction and expansion of its ESMR networks, which could have a material adverse effect on its ability to compete, and its ability to meet its obligations on the Notes. Nextel Communications is not obligated to provide any additional funds to the Company. See "Financing Plan."


CONTINGENT CAPITAL REQUIREMENTS


     The Telcom Group (as defined herein), a group of shareholders of Nextel Brazil, has the right between October 31, 2001 and November 1, 2003, to require Nextel Brazil to redeem its 19% interest in Nextel Brazil (or approximately 18% interest in Nextel S.A.) at fair market value as determined pursuant to an appraisal procedure (the "Nextel Brazil Put"). Motorola has the right to cause Nextel Peru to acquire all shares of Nextel Peru held by Motorola and its affiliates (the "Nextel Peru Put") at the appraised fair market value of such shares if Motorola owns at least 19% of the outstanding shares of Nextel Peru and Nextel Peru does not purchase ESMR infrastructure equipment from Motorola, provided that such ESMR infrastructure equipment is technologically competitive and is offered to Nextel Peru on competitive commercial terms. Pursuant to the Philippines Partner Agreements, the Gotesco Group has the right (the "Gotesco Put" and collectively with the Nextel Brazil Put and the Nextel Peru Put the "Operating Company Puts"), beginning in January 1999, to put its 20% interest in Nextel Philippines to the Company at a purchase price of approximately $9.4 million. The Company anticipates that it would seek any required funding to meet any obligation under its Operating Company Puts through the issuance of additional debt and equity securities at both the Company level and the applicable Operating Company level, future equity investments in such Operating Companies by new local partners and capital contributions from Nextel Communications in the form of cash or common stock of Nextel Communications. Nextel Communications has no obligation to provide any financing in any form and there can be no assurance that the Company or any of the Operating Companies will be successful in obtaining all of the amounts required to fund the Operating Company Put obligations. The failure to fund any Operating Company Put may have a material adverse effect on the Company.


     In addition to the Operating Company Puts, the Company and certain Operating Companies have certain deferred payment obligations that will mature during or after 1998. Upon approval by the Brazilian Agencia

Nacional de Telecomunicacioes ("Anatel"), an independent agency in charge of regulating telecommunications services and performing many of the tasks formerly performed by the Ministry of Communications of Brazil (the "Brazil Ministry of Communications"), the Company will be required to pay approximately $4.6 million to finalize the transfer, pursuant to a number of option agreements entered into with the respective shareholders of Nextel Brazil's corporate licensees, of 1,180 of its 1,955 channels. See "Business -- Brazil -- Regulatory and Legal Overview." Pursuant to a services agreement entered into between Nextel Mexico and certain shareholders of Grupo Comunicaciones San Luis ("Grupo San Luis"), in connection with the Company's purchase of Grupo San Luis' equity interest in Nextel Mexico, Nextel Mexico has agreed to pay such shareholders aggregate consulting fees of approximately $6.6 million in January 1999 as consideration for regulatory advice and consulting services rendered to Nextel Mexico. The Company is obligated to pay to Nextel Peru the remaining purchase price of $20.7 million for its equity interest in Nextel Peru by July 30, 1998. Additionally, in connection with the Argentina Credit Facility, the Company has agreed to contribute at least $50 million of additional capital in the form of cash or new equipment to Nextel Argentina by December 31, 1999. As of March 31, 1998, the Company had made contributions totaling $32.3 million to Nextel Argentina in satisfaction of the required $50 million.


HOLDING COMPANY STRUCTURE; EFFECTIVE SUBORDINATION; SECURED INDEBTEDNESS


     The Company intends to invest or loan substantially all of the net proceeds from the 1998 Notes Offering in or to the Operating Companies (other than China and Canada). The Company is a holding company and therefore must rely on dividends and other payments from the Operating Companies to generate the funds necessary to meet its obligations, including the payment of principal and interest on the Notes. The Operating Companies are legally distinct from the Company and have no obligation, contingent or otherwise, to pay amounts due with respect to the Notes, or to make funds available for such payments. The Operating Companies do not guarantee the 1997 Notes or the Notes. Additionally, the Operating Companies and subsidiaries through which the Company holds its interests in certain of the Operating Companies are organized in jurisdictions outside the United States. The ability of the Operating Companies to make distributions to the Company will be subject to, among other things, the availability of funds, contractual restrictions and applicable local laws. Nextel Brazil and Nextel Philippines are currently prohibited from paying dividends until their respective Motorola Financings are repaid. J-Com is restricted from paying dividends until it has repaid all shareholder loans, including the Company's. The Brazil Motorola Financing matures after the time cash interest is required to be paid on the Notes. The Argentina Credit Facility, which matures on March 31, 2003, restricts Nextel Argentina's ability to pay dividends until all amounts borrowed thereunder have been paid in full. The Company anticipates that future indebtedness incurred at the Operating Company level (including any future Motorola Financings and bank financings) will include restrictions on the ability of any such Operating Company to make dividend or other payments to the Company until such indebtedness is repaid. In addition to the restrictions imposed under the Philippines Motorola Financing, the payment of dividends by Nextel Philippines also requires the approval of certain of the other equity holders of Nextel Philippines.


     Claims of creditors of the Operating Companies, including trade creditors, will generally have priority as to the assets of such Operating Companies over the claims of the Company and the holders of the Company's indebtedness. Accordingly, the Notes will be effectively subordinated to the liabilities of the Operating Companies, including any such liabilities under the existing and any future Motorola Financings, the Argentina Credit Facility and any future bank financings. Any right of the Company to receive assets of any Operating Company upon the liquidation or reorganization of such Operating Company (and the consequent right of the Holders to participate in those assets) will be effectively subordinated to the claims of such Operating Company's creditors, except to the extent that the Company is itself recognized as a creditor, in which case the claims of the Company still would be subordinate to any security in the assets of such Operating Company (including the assets of such Operating Company securing any Motorola Financing or any bank financing) and any indebtedness of such Operating Company senior to that held by the Company. In addition, holders of secured indebtedness of the Company would have a claim on the assets securing such indebtedness that is prior to the Holders of the Notes and would have a claim that is pari passu with the Holders of the Notes to the extent such security did not satisfy such indebtedness. The stock and assets of

Nextel Brazil and the assets of Nextel Philippines have been pledged to secure such Operating Companies' obligations under its respective Motorola Financing, the stock and assets of Nextel Argentina are pledged to secure its obligations under the Argentina Credit Facility and the stock and assets of other Operating Companies that may in the future obtain Motorola Financings or bank financings are expected to be pledged to secure such Operating Company's obligations thereunder. As of March 31, 1998, the Company had no significant assets other than the stock of the Operating Companies (or other intermediate holding companies) held by the Company, and cash and cash equivalents of approximately $463.4 million consisting primarily of proceeds remaining from the 1998 Notes Offering. In addition, it is expected that substantially all of the net cash proceeds from the 1998 Notes Offering will be invested in or loaned to the Operating Companies, other than those in China and Canada. A substantial portion of the assets of the Operating Companies consists of goodwill and licenses. As of March 31, 1998, the Company's Restricted Group Members had approximately $319.1 million of liabilities, including $98.5 million of indebtedness.

MINORITY INTERESTS; SHAREHOLDER CONSENT REQUIREMENTS

     The Company currently holds minority interests in its Operating Companies in China, Canada, the Philippines and Japan. The Company intends to invest or loan substantially all of the net proceeds from the 1998 Notes Offering in or to the Operating Companies, other than those in China and Canada. During the period from the consummation of the Company's offering of its 1997 Notes on March 6, 1997 (the "1997 Notes Offering") to March 31, 1998, the Company used $471.9 million of the net proceeds from the 1997 Notes Offering and the 1998 Notes Offering to increase its ownership interest in certain Operating Companies and to acquire licenses, and to fund capital expenditures, operating losses, working capital and general corporate purposes. The Company has made, and anticipates that it will make in the future, minority investments in international wireless communications operations, partly because of limitations on foreign ownership in telecommunications companies in some countries. The Company's ability to withdraw funds from its joint venture in China, the Philippines and Japan, depends on receiving the consent of its partners over which the Company has no control. In addition, although the Company owns a controlling equity interest in Nextel Brazil and Nextel Peru, the other shareholders in those Operating Companies have the ability to veto certain other corporate actions. While the terms of the arrangements vary, the Company's investments in the Operating Companies may be adversely affected in the event that the other Operating Company shareholders have economic or business interests or goals that are inconsistent with those of the Company or take actions that are contrary to the Company's policies or objectives. The Company believes that it has adequate negative control mechanisms and contractual rights concerning those Operating Companies in which it has a minority equity ownership position to prevent such Operating Companies from taking actions that would seriously disadvantage or materially adversely affect the Company's interests. However, if certain Operating Companies that are Restricted Group Members take actions that violate the covenants contained in the Indentures, such actions may result in an event of default thereunder. See "Description of the Notes" and "Description of Other Indebtedness." In addition, disagreements may arise between the Company and any of the other shareholders in the Operating Companies, which, in some cases, could lead to the Company purchasing such shareholders' interest in the Operating Company.

     The Company may owe certain obligations to the holders of various minority interests in its subsidiaries. Accordingly, the Company may not have the right to exercise unfettered control over such subsidiaries and may be required in certain instances to deal with such subsidiaries on terms no less favorable to such subsidiaries than could be obtained from unaffiliated third parties. In addition, dividends or other distributions paid or made by such subsidiaries must be paid or made on a pro rata basis to all shareholders.

GOVERNMENT REGULATION

     General. The licensing, construction, ownership and operation of wireless communications systems, and the grant, maintenance and renewal of applicable licenses and radio frequency allocations, are regulated by governmental entities in the markets in which the Operating Companies conduct business. In addition, such matters and certain other aspects of wireless communications system operations, including rates charged to customers and the resale of wireless communications services, may be subject to public utility regulation in the jurisdiction in which service is provided. Further, statutes and regulations in certain of the markets in which such Operating Companies conduct business impose limitations on the ownership of telecommunications companies by foreign entities. Changes in the current regulatory environments in such countries, or future judicial intervention, including with respect to interconnection arrangements, requirements for increased capital investments, regulations affecting prices the Operating Companies are able to charge for their services or foreign ownership limitations, could have a material adverse effect on the Company. Because of the uncertainty as to the interpretation of regulations in certain jurisdictions, there can be no assurance the Company can provide planned services in each jurisdiction and it is possible that the Company may be prohibited from providing services it intends to provide in the future in certain jurisdictions, including particularly its ESMR services. For a more detailed description of the regulatory environment in each of the countries in which the Operating Companies conduct business, see the "Regulatory and Legal Overview" discussion for each Operating Company under "Business -- Operations and Investments."

     Wireless communications licenses and spectrum allocations are subject to ongoing review and, in some cases, to modification or early termination for failure to comply with applicable regulations. Most of the Company's wireless communications licenses have fixed terms and are not automatically renewable. In cases where license terms are fixed, there can be no assurance that license renewal will be effected, or if effected that renewal will be on acceptable economic terms.

     Compliance with System Construction, Operation or Loading
Requirements. Compliance with the terms of the Operating Companies' licenses and certain regulatory requirements, such as installation deadlines and minimum loading requirements, can be difficult. There can be no assurance that such requirements will be met or that the Company will not lose any applicable wireless communications licenses as a result of its failure to meet such requirements. The Company currently is not in compliance with applicable installation deadlines and minimum loading requirements with respect to certain channels located in various parts of Brazil outside Sao Paulo. The Company has not yet met minimum loading requirements with respect to certain channels in some markets located in Argentina outside of Buenos Aires. Nextel Peru has not satisfied its minimum expansion plans for operation. Failure to get waivers, extensions, or similar relief of the relevant deadlines or to otherwise comply with such requirements may result in revocation of the licenses affected.

     In the Philippines, cellular mobile operators are required to install at least 400,000 local exchange lines. The Company does not believe that Nextel Philippines is subject to this requirement, however no assurance can be given that this will be the case. If this requirement were found to be applicable to Nextel Philippines, it would require a significant capital investment.


     Interconnect Agreements. Each of the jurisdictions in which the Operating Companies operate permits wireless communications companies to interconnect to the landline telephone service provider. Although interconnection services are currently being provided to Nextel Peru for analog SMR services, Nextel Peru has not entered into definitive interconnect agreements with the landline telephone service providers for its ESMR networks. The Company has entered into interconnect agreements for SMR and ESMR service in Brazil, Argentina and Mexico and for ESMR service in the Philippines. There can be no assurance that the Company will enter into a satisfactory interconnect agreement for its digital networks in Peru and the failure to enter into interconnect agreements in such market on favorable terms could have a material adverse effect on Nextel Peru's results of operations. As discussed below, the Company's interconnect capacity in Brazil is subject to the limitations imposed by Norma 14/97.


     Brazilian Telecommunications Regulations. On November 3, 1997, the Brazil Ministry of Communications issued new regulations governing SMR service providers in Brazil. These new regulations (Ordinance 557, which adopted Norma 14/97 ("Norma 14/97")) impose limits on the types of customers that an SMR provider can serve, the number of telephone numbers granted to an SMR provider, the amount of interconnect traffic allowed with respect to a provider's network, the number of channels a provider can hold, and provides for consolidation of multiple licenses under one license and various technical specifications for wireless communications networks. Norma 14/97 is implemented by the newly formed Anatel, an independent agency in charge of regulating telecommunications services and performing many of the tasks formerly performed by the Brazil Ministry of Communications.

     Many aspects of the law, rules and regulations applicable to the Company's SMR and proposed ESMR business in Brazil are relatively new and still developing and as a result it is difficult to determine how regulators will interpret rules or judge compliance and what if any enforcement action would be taken. The Company has had numerous meetings and discussions with various Brazilian governmental and regulatory authorities, including representatives of the Brazil Ministry of Communications and Anatel, regarding its ownership and operation of SMR frequencies and its planned launch and operation of its ESMR network in markets in Brazil. These discussions have been informal and are not binding on the regulatory authorities. Although the Company expects that further clarifying interpretations and refinements will be promulgated by the appropriate Brazilian governmental and regulatory authorities in the future, the Company believes that it has a fundamentally sound and well-informed understanding of and basis for interpreting the current regulatory framework (including Norma 14/97), and will be able to implement its business plans in Brazil substantially as currently contemplated. There can be no assurance that the Brazilian governmental and regulatory authorities, including Anatel, in particular, in the future will not modify or interpret the existing regulatory framework, or adopt further or replacement legislation, rules, or regulations, that could significantly restrict or otherwise materially adversely affect the Company's Brazilian operations.

     Norma 14/97 requires that SMR service may only be provided to legal entities or groups of legal entities for the performance of specific activities. SMR service may not be provided to individual subscribers and all SMR subscriber units must be capable of providing dispatch service. Under Norma 14/97 an SMR service provider must apply to an operator of a public switch telecommunications network ("PSTN") to obtain blocks of telephone numbers to be issued by such PSTN for use by the SMR service provider subscribers. The PSTN will forward the request to Anatel and Anatel will inform the SMR provider of the allotment of numbers. The telephone numbers granted to an SMR provider cannot exceed 50% of the total number of SMR mobile subscriber units that the SMR service provider projects to be in operation in accordance with its schedule for deployment of services.


     Norma 14/97 prohibits an operator of a PSTN from adopting practices that inhibit competition or procedures that result in discrimination of any kind against SMR licenseholders. Accordingly, Norma 14/97 contemplates that each SMR provider may obtain interconnect to the PSTN pursuant to interconnect agreements with the operators of the PSTN. The Company has executed interconnect agreements with Telecomunicaoes de Sao Paulo S.A. ("Telesp") and Telecomunicaoes Brasileiras S.A. ("Telebras") for interconnect services in Sao Paulo, and is completing negotiations with Telecomunicacoes de Rio de Janeiro S.A. ("Telerj") and Telebras for interconnect services in Rio de Janeiro and has obtained blocks of telephone numbers from the respective PSTNs for the provision of interconnect services on its ESMR network in each city.


     Norma 14/97 also limits the volume of interconnect traffic for SMR service providers. Norma 14/97 provides that within an SMR service provider's network, the volume of traffic interconnected with the PSTN cannot exceed one-third of the sum of intra-network traffic volume and outgoing calls interconnected to the PSTN. For purposes of calculating the number of intra-network calls, each subscriber unit called during a one-to-many dispatch call counts as one intra-network call. The evaluation of the traffic volumes for the purposes of the above restrictions is to take place every four months. In the event that the interconnect regulations are violated by the license holders, their licenses are subject to suspension under Norma 14/97.


     In addition, Norma 14/97 provides that SMR licenseholders may not hold more than 200 SMR channels (10 MHz) in each geographic area. Norma 14/97 permits SMR licensees that are under common ownership or control to request Anatel to consolidate their SMR licenses subject to the 200 channel limitation, under one SMR licensee. Anatel has approved the consolidation of Nextel Brazil's SMR licenses under common ownership or control under one SMR licensee in each of Sao Paulo and Rio de Janeiro. The Company held 210 channels in Sao Paulo and Anatel, as part of its approval of the consolidation of Nextel Brazil's SMR licenses in Sao Paulo, canceled, without compensation, 10 of Nextel Brazil's SMR channels in Sao Paulo. Under Norma 14/97, Nextel Brazil has until November 3, 1998 to eliminate any extra SMR channels and to seek approval of the consolidation of its licenses, including those that it has options to acquire from third parties. Accordingly, Nextel Brazil intends to appeal Anatel's cancellation of its 10 SMR channels in Sao Paulo. Although the Company has applied for approval to consolidate the ownership of its SMR licenses in the other cities in Brazil where it holds licenses, there can be no assurance that such approval will be granted by Anatel.

     Nextel Brazil's interest in licensees holding 1,180 of its 1,955 channels is structured pursuant to a number of option agreements (the "Option Agreements") entered into with the shareholders of the respective corporate licensees of such channels. Pursuant to the Option Agreements, Nextel Brazil, through its subsidiaries has acquired a minority interest in each such licensee not exceeding 49%. While Nextel Brazil has exercised its options under all the Option Agreements, the actual transfer of the balance of the ownership interest in each such licensee is subject to the approval of Anatel. Approval for change of control can only be granted after system installation has been completed, and many channels that are the subject of Option Agreements have not been installed. The Company is currently conducting analog SMR system installation with regard to a significant portion of the channels that are the subject to the Option Agreements. While the Company believes it will receive Anatel approval when it has met the installation requirements, no assurance can be given that such approval will be obtained. To the extent the Company is not able to acquire the balance of the ownership interest in a particular licensee, the Company believes that Nextel S.A., a subsidiary of Nextel Brazil and the holding company for Nextel Brazil's SMR Brazilian licensee companies, would be able to continue to maintain its contractual right to render managing services for the operations subject to the license held by such licensee pursuant to a service agreement and receive fees under such service agreement. However, the Company would not own such licensee and the Company's rights with respect to such license could be limited. There can be no assurance that Anatel would not challenge the validity of such service agreements. All of Nextel Brazil's channels in Sao Paulo are indirectly and entirely owned by Nextel S.A. and are not held pursuant to the Option Agreements.


     Requirements for Launch of ESMR Service in Brazil. The Company's planned launch schedule for ESMR commercial service in each market in Brazil is based on a number of important factors, the most significant of which are the receipt prior to launch of: (i) use and operations licenses (the "Operations Licenses") for the sites located in the market area; (ii) project installation approval from Anatel; and (iii) post-installation operating approval from Anatel. Applications for Operations Licenses are filed with the city government and require the approval of four separate departments, three of which are municipal departments (secretary of housing, planning bureau and secretary of construction and safety) and the fourth of which (fire department) is a state government department. Although the Company believes it will be able to obtain Operations Licenses for all of the sites necessary for commercial operation of digital ESMR services in Rio de Janeiro before the end of the third quarter of 1998, no assurance can be given that it will be able to do so. Any delay in obtaining Operations Licenses for the sites necessary for commercial operation of digital ESMR services in Rio de Janeiro or Anatel project or post-installation approval would delay the launch of commercial ESMR service in Rio de Janeiro.


COMPETITION


     The Company's success will depend on the Operating Companies' ability to compete effectively with other communications services providers, including landline telephone companies and other wireless communications companies, in the markets in which the Operating Companies offer services. Many of the Company's competitors are well-established companies with substantially greater financial and marketing resources, larger customer bases, and better name recognition than the Company, and in certain markets may be able to provide coverage to a larger number of subscribers. In addition, many existing telecommunications enterprises in the markets in which the Operating Companies conduct business have successfully attracted significant investments from multinational communications companies. Because of their financial resources, these competitors may be able to reduce prices in order to gain market share. In Brazil, some of the largest telecommunications companies in the world have been granted licenses in the on-going Band B cellular license auctions, which is expected to result in significant competition when those services are launched. In addition, the Argentine and Mexican governments have announced their intention to auction a number of licenses to provide wireless communications services, and, as a result, the Company expects competition in the wireless communications services industry in these countries to increase. The Company expects that the prices it charges for its products and services will decline over the next few years as competition intensifies in its markets. Because iDEN technology is not compatible with other digital cellular or PCS technologies, the Company's customers will not be able to roam on cellular or PCS systems. There can be no assurance that the Company will be able to compete effectively in operating ESMR networks in any of its markets, or whether such networks, if competitive with existing systems will be able to compete effectively in the future. For a more detailed description of the competitive factors affecting each Operating Company, see the "Competition" discussion for each Operating Company under "Business -- Operations and Investments."

     In addition, the regulatory environment in the countries where the Operating Companies conduct their business impose or may impose limitations that adversely affect the Company's competitive position. Certain provisions of Norma 14/97 impose limitations or restrictions on the Company that are not imposed on other Brazilian wireless service providers, including limitations on the Company's ability to (i) provide services to individual customers (service can only be provided to business entities and subscriber units must provide dispatch service); (ii) obtain direct telephone numbers for all of its subscriber units in Brazil and (iii) interconnect with the public telecommunications network. Accordingly, Norma 14/97 may limit the Company's ability to compete effectively with other wireless communications service providers in Brazil, including the operators of the Band B cellular licenses. See "-- Government Regulation."

     The Company continuously reviews opportunities to acquire additional licenses in new markets, primarily in emerging countries. In each new market, the Company expects to face competition for such licenses from major international telecommunications entities, as well as from local competitors.

RAPID TECHNOLOGICAL CHANGES

     The telecommunications industry is subject to rapid and significant changes in technology, which could lead to new products and services that compete with those offered by the Company or lower the cost of current competing products and services to the point where the Company's products and services could become noncompetitive, thereby requiring the Company to reduce the prices of its products and services. While the Company is not aware of any proposed changes that will materially affect the attractiveness of its product and service offerings, the effect of technological changes on the Company's businesses cannot be predicted. In the future, the Company expects to experience competition from new technologies such as PCS and possibly satellite technology, as well as from advances with respect to existing technologies such as ESMR, cellular, paging and mobile data transmission. There can be no assurance that the Company will be able to adopt new technologies or to keep pace with ongoing advances in existing technology.

RELIANCE ON LIMITED NUMBER OF EQUIPMENT SUPPLIERS

     Motorola is expected to provide most of the infrastructure and all of the subscriber handset equipment to the Company for its ESMR systems for the foreseeable future. It is expected that for the first few years of the Company's ESMR operations, Motorola will be the only manufacturer of subscriber equipment that is compatible with the Company's ESMR networks. During 1997, the Company acquired from Motorola approximately $87.3 million in infrastructure equipment and related services, and in 1998, the Company has committed to purchase from Motorola $140 million of additional infrastructure equipment and related services. In addition, the Company purchases all of its switching equipment from Northern Telecom Limited. Although the Company believes that it has or will be able to secure contractual rights to procure sufficient equipment for its anticipated requirements, there can be no assurance that such equipment will continue to be available to the Company or that additional equipment would be available if demand for the Company's services exceeds that currently projected in the Company's business plan. Substantially all of the infrastructure and subscriber handset equipment required by the Operating Companies is manufactured in North America. Accordingly, in addition to any potential equipment manufacturing problems, delays or disruptions affecting suppliers, the Company also could be adversely affected by any inability or delays in shipping such equipment from its place of manufacture to the overseas market where it is required.

EXPANSION; MANAGEMENT OF GROWTH


     The Company has experienced rapid growth and intends to continue to grow through further expansion and upgrade of its existing operations, through acquisitions and joint ventures and through the establishment of new operations. The Company continually seeks additional opportunities in its existing and new markets. The Company's future success and its ability to meet its debt service obligations depends on the expansion of its operations and development of a large subscriber base on a timely basis.

     The Company's planned ESMR network construction and expansion projects will be subject to numerous risks, any of which could require substantial changes to proposed plans or otherwise alter the time frames or budgets currently contemplated. Such risks include (i) securing the necessary channel grants and adhering to regulatory requirements relating thereto; (ii) locating suitable sites for the Company's towers, obtaining any required zoning variances or other governmental or local regulatory approvals, and negotiating acceptable purchase, lease, joint venture or other agreements; (iii) negotiating favorable interconnection agreements; (iv) delays that may be caused by frequency cross-interference with other radio spectrum users, such as television stations; and (v) risks typically associated with any construction project, including possible shortages of equipment or skilled labor, engineering or environmental problems, work stoppages, weather interference and unanticipated cost increases. There can be no assurance that the Company's currently planned ESMR network construction and expansion activities will be successful. Moreover, numerous factors could cause the Company not to proceed with all or a portion of its ESMR network construction and expansion plans or otherwise delay or alter its current expansion plans. See "-- Government Regulation -- Requirements for Launch of ESMR Service in Brazil."

     Once the Company's ESMR network operations are in place in a particular market, the Company's development of a significant subscriber base depends on the success of its sales and marketing efforts and the receptiveness of the marketplace. In most of its markets, the Company has limited experience in marketing its wireless communications services and in tailoring its sales and marketing to local conditions, and there can be no assurance that the Company's sales and marketing teams will be able to successfully establish a large subscriber base in its markets. In most of its markets, the Company will need to rely in part on the efforts of independent dealers and distributors to market its services.


     The Company's planned ESMR construction and expansion activities include planned commercial launches of service in six markets in 1998, two of which occurred in the second quarter of 1998. See "Business -- Operations and Investments." As a result of its aggressive construction and expansion plans, the Company faces significant challenges in managing its expanded operations. The Company must hire and train a significant number of key personnel to manage its growth, and its construction and expansion plans will place substantial burdens on the Company's current management resources, information systems and financial controls. In order to alleviate the burden on the Company's management and to ensure that the ESMR service launches are effected consistently in each country and with minimal difficulty, the Company has assembled a U.S. based operations team, which will work on-site with the Operating Company management teams of each country to supervise the commercial launch of ESMR services in such country and on-going management. In addition, the Company expects to face significant challenges in integrating newly acquired businesses with its existing operations. There can be no assurance that the Company will be able to manage its growth effectively. Failure to do so would have a material adverse effect on the Company's results of operations.


CONTROL BY NEXTEL COMMUNICATIONS AND ITS SIGNIFICANT STOCKHOLDERS; CONFLICTS OF INTEREST; DEPENDENCE ON NEXTEL COMMUNICATIONS

     The Company is an indirect wholly owned subsidiary of Nextel Communications and Nextel Communications therefore has the power to elect all the directors of the Company. Of the seven directors that comprise the board of directors of the Company, five are also directors and/or officers of Nextel Communications. Nextel Communications and directors and officers of Nextel Communications who are also directors of the Company are in positions that may result in conflicts of interests with respect to transactions involving the Company. The Company currently engages in and expects, in the future, to continue to engage in transactions with Nextel Communications and its affiliates. See "Certain Relationships and Related Transactions."

     Based on securities ownership information relating to Nextel Communications as of April 30, 1998, and after giving effect to the conversion of the outstanding shares of preferred stock of Nextel Communications and the exercise in full of outstanding options and warrants held by the entities controlled by Craig O. McCaw (the "McCaw Group") and Motorola, the McCaw Group and Motorola would beneficially own 24.2% and 15% of the Nextel Communications Class A Common Stock, respectively, outstanding as of such date. Pursuant to the Securities Purchase Agreement (the "McCaw Securities Purchase Agreement") dated as of April 4, 1995, as amended, among Nextel Communications, a member of the McCaw Group (the "McCaw Investor") and Craig O. McCaw, the McCaw Investor has the right to designate not less than 25% of the board of directors of Nextel Communications (the "Nextel Communications Board"). Additionally, the McCaw Investor is effectively entitled to designate a majority of the members of the Operations Committee (the "Operations Committee") of the Nextel Communications Board and therefore has the ability to formulate key aspects of the business strategy of Nextel Communications. As a result, the McCaw Investor is in a position to exert significant influence over the affairs of Nextel Communications, and thereby over the affairs of the Company.

     Certain decisions concerning the operations or financial structure of the Company may present conflicts of interest between Nextel Communications as the owner of the Company's capital stock and the Holders of the Notes. Nextel Communications may have an interest in pursuing acquisitions, divestitures, financings or other transactions which, in its judgment, could enhance the value of its equity, even though such transactions might involve risk to the Holders of the Notes.

     The Company and Nextel Communications have entered into a first-opportunity agreement (the "Non-Compete Agreement") effective as of March 6, 1997, pursuant to which Nextel Communications has agreed that neither Nextel Communications nor any Affiliate (as defined in the agreement) controlled by Nextel Communications will in the future participate in the ownership or operation of two-way terrestrial-based mobile wireless communications systems ("Wireless Entities") anywhere other than in the United States and Canada (for so long as Nextel Communications owns an equity interest in Clearnet) unless such opportunities ("Future Wireless Opportunity") have first been presented to the Company. Such restriction will not apply to, among other things, any commercial relationship with any Wireless Entity (including channel or frequency sharing, roaming, purchase or sale of goods or services, licensing of intellectual property or other intangible rights or similar business related arrangement) that does not involve the directing or participating in the management of such Wireless Entity. The Company has agreed that, without the consent of Nextel Communications, neither it, its Restricted Affiliates nor any of its Unrestricted Affiliates (each as defined in the Indentures) will participate in the ownership or management of any wireless communications service business in the United States or Canada other than with respect to its interest in Clearnet. Such restrictions terminate upon the earliest to occur of (i) April 15, 2007 and
(ii) the date on which a Change of Control occurs (as defined in the Indentures).

     If Nextel Communications gives the Company notice (the "Initial Notice") of a Future Wireless Opportunity, the Company will have 60 days to notify Nextel Communications that it intends to pursue such opportunity and how it intends to finance its participation. The Company must have secured a financing commitment within 90 days of the date of the Initial Notice and the Future Wireless Opportunity must be consummated within nine months of the date of the Initial Notice. In the event the Company fails to respond to Nextel Communications within the 60 and 90 day periods or fails to consummate the transaction within the nine-month period, Nextel Communications will be free to pursue the Future Wireless Opportunity.

     Nextel Communications and the Company have agreed not to amend the Non-Compete Agreement if such amendment is material and adverse to the holders of the 1997 Notes without the consent of such holders and to provide such holders with written notice 30 days prior to effectiveness of any amendment of such Non-Compete Agreement. The Company and Nextel Communications, on March 12, 1998, entered into an amendment to the Non-Compete Agreement to extend its benefits to the holders of the Notes, which amendment became effective as of April 12, 1998.

     Each of the McCaw Group and Motorola has and (subject to the terms of applicable agreements between such parties and Nextel Communications) may have an investment or interest in entities that provide wireless communications services that could potentially compete with Nextel Communications and the Company. Under the McCaw Securities Purchase Agreement, the McCaw Investor, Craig O. McCaw and their Controlled Affiliates (as defined in the McCaw Securities Purchase Agreement) may not, for a period of time, participate in other two-way terrestrial based mobile wireless communications systems in the region that includes any part of North America or South America unless such opportunities have first been presented to and rejected by Nextel Communications. Such restrictions terminate on the later to occur of July 28, 2000 and one year after the termination of the Operations Committee.

     The Company also depends on Nextel Communications to provide it with various services including technology assistance, as well as certain administrative services. Such services are provided pursuant to an overhead services agreement. See "Certain Relationships and Related Transactions."

     In November 1996, Nextel Communications, the Company and Motorola entered into a binding memorandum of understanding regarding the provision of equipment financing by Motorola, including the Motorola Financings (the "Motorola MOU"). Under the Motorola MOU, Motorola agreed to provide an aggregate of up to $400 million in vendor financing to Nextel Communications and Nextel International for the worldwide purchase of iDEN equipment and services and ancillary products (such as switches). In March 1997, Motorola and Nextel Communications entered into a term sheet increasing the maximum worldwide vendor financing available to Nextel Communications and the Company to $650 million, with a maximum non-U.S. amount outstanding of $400 million, subject to certain per country limits as agreed in the Motorola MOU. The Motorola MOU does not provide for equipment financing to Nextel Mexico. The Motorola MOU sets a limit of $125 million per country (other than the United States and Canada) on the amount that may be borrowed under the Motorola Financings. In June 1997 and October 1997, the Company and Motorola entered into definitive agreements for financing the purchase of up to $14.7 million and $125 million of equipment by Nextel Philippines and Nextel Brazil, respectively.


     Commitments provided by Motorola to provide financing to any Operating Company (other than Clearnet and J-Com), including Nextel Brazil and Nextel Philippines, count 100% against Motorola's $650 million aggregate commitment. Currently, Motorola has not committed any financing to any Operating Company other than the existing Motorola Financings described above. The Motorola MOU contemplates that the loans under the Motorola Financings will bear interest at a rate of 2% to 4% over prime rate, depending on the Operating Company placing the order and the country in which such company is installing the iDEN equipment, and that such loans could have a maturity of up to six years. Borrowings by an Operating Company may be secured by all the assets and stock of such Operating Company and it is expected that the Company will guarantee such borrowings on a pro rata basis based on the equity interest of the Company in the Operating Company incurring such borrowings. For a description of the definitive terms of the existing Motorola Financings entered into by Nextel Brazil and Nextel Philippines, see "Description of Other Indebtedness."



     Any amounts available to be borrowed by the Operating Companies under the Motorola Financings will be reduced by any amounts borrowed by Nextel Communications and its subsidiaries other than the Company and the Operating Companies. Nextel Communications has committed to the Company that at least $95 million of the financing contemplated to be provided by Motorola pursuant to the Motorola MOU will be available to the Company. On March 13, 1998, Nextel Communications and its relevant subsidiaries entered into a new and increased bank credit facility with respect to its United States operations, and upon the consummation of such new facility, Nextel Communications made certain initial borrowings thereunder for, among other purposes, the repayment in full of all amounts then outstanding under its United States vendor financing arrangements with, among other lenders, Motorola. Simultaneously with such repayment, Nextel Communications terminated all related agreements and lines of credit with Motorola that relate to the United States. However, Motorola and Nextel Communications are not precluded in the future from entering into agreements to make financing pursuant to the Motorola MOU available to Nextel Communications and its U.S. subsidiaries. Accordingly, there can be no assurance that more than $95 million of the Motorola Financing will be available to fund the Operating Companies' equipment purchases. In addition, to the extent total amounts outstanding from Motorola to Nextel Communications and its subsidiaries, including the Company and the Operating Companies (other than Clearnet and J-Com), plus requests for additional financing from Motorola by Nextel Communications and its subsidiaries (other than the Company and the Operating Companies) would exceed $650 million, the Company is required to repay or cause to be repaid sufficient borrowings such that after giving effect to such repayment, the total amount of loans outstanding from Motorola to Nextel Communications and its subsidiaries, including the Company and the Operating Companies (other than Clearnet and J-Com), will not exceed $650 million. Nextel Communications (on behalf of itself and its subsidiaries other than the Company and the Operating Companies) has agreed with the Company not to borrow more than $400 million under the Motorola MOU.

     Although Nextel Communications has provided a substantial amount of financing to the Company prior to the 1997 Notes Offering, it has not done so since that time and is under no obligation to do so in the future.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company and its growth strategy depends in large part on the Company's ability to attract and retain key management, marketing, finance and operating personnel, both at the Company and the Operating Companies. In many of the countries in which the Operating Companies conduct business, experienced management and other highly skilled personnel are in great demand. There can be no assurance that the Company will continue to attract and retain the qualified personnel necessary for its business. In addition, the loss of the services of one or more members of its senior management team, in particular Keith D. Grinstein, the Company's President and Chief Executive Officer, could have a material adverse effect on the Company. The Company does not maintain key person life insurance.

RISKS ASSOCIATED WITH EMERGING MARKETS; UNCERTAINTIES ASSOCIATED WITH A NEW INDUSTRY

     Most of the Company's markets are considered to be "emerging markets." Although political, economic and social conditions differ in each country in which the Company currently operates, developments in one country may affect the market value and liquidity of the Notes and the Company's access to international capital markets. In Peru, for example, there was significant terrorist activity in the 1980s and the early 1990s, during which period anti-government groups escalated violence against the government, the private sector and Peruvian residents. Although the government of Peru has made progress in suppressing terrorist activity since 1990, incidents of terrorist activity continue to occur, including the hostage incident at the residence of the Japanese Ambassador to Peru in 1997. There can be no assurance that such activity will not recur in the future or have a material adverse effect on the operations of Nextel Peru. The Company currently does not have political risk insurance in the countries in which the Operating Companies conduct business.

     The success of the Company's operating strategies is subject to factors that are beyond the Company's control and impossible to predict due, in part, to the limited history of wireless communications services in the Company's existing and targeted markets. Consequently, the size of these markets for wireless communications services, the rates of penetration of these markets, the sensitivity and ability of potential subscribers to pay subscription and other fees, the extent and nature of the competitive environment and the immediate and long-term viability of wireless communications services in these markets are uncertain.

CURRENCY RISKS AND EXCHANGE CONTROLS

     All of the Company's revenues will be denominated in non-U.S. currencies, although a significant portion of its capital and operating expenditures, including imported infrastructure and subscriber handset equipment, and the interest expense on substantially all of its outstanding debt, will be denominated in U.S. dollars. Accordingly, fluctuations in exchange rates relative to the U.S. dollar may have a material adverse effect on the Company's earnings or assets. In particular, the recent economic turmoil in Asia has resulted in a significant devaluation of the currencies in several countries in Asia and has caused fluctuations in the currencies of other emerging countries, particularly in Latin America. Any devaluation of local currencies in the countries in which the Operating Companies conduct business will result in increased costs for imported goods and services, and may, as a result, decrease demand for the Company's products and services in the affected markets. To the extent the Operating Companies distribute dividends in local currencies in the future, the amount of cash to be received by the Company will be affected by fluctuations in exchange rates and currency devaluations recently experienced by many Asian and Latin American countries. In addition, certain of the countries in which the Company has operations restrict the expatriation or conversion of currency. While the Company routinely assesses its foreign currency exposure, the Company has not entered into any hedging transactions.

LOCAL ECONOMIES; POTENTIAL INFLATION

     The Company's operations depend on the economies of the markets in which it has interests. These markets are in countries with economies in various stages of development or structural reform, some of which are subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. The Company may be subject to such fluctuation in the local economies. To the extent such fluctuations have an effect on the ability of customers to pay for the Operating Companies' services, the growth of the Company's wireless services could be impacted negatively. In particular, several countries in Asia, including the Philippines, have experienced a significant devaluation of their currencies and a decline in the value of their capital markets. In addition, these countries have experienced a number of bank failures and consolidations. The economic conditions in Asia have also affected other emerging markets, particularly those in Latin America. Because of the foregoing, the Company may experience (i) lower demand for its products and services by customers in the affected markets; (ii) increased local costs of imported goods and services due to the local currency devaluations in the affected markets; and (iii) a decline in revenues derived from customers in the affected markets. In addition, as a result of the foregoing, the other shareholders in Operating Companies may have difficulty in funding their capital requirements.

     In addition, many of the countries in which the Operating Companies operate do not have established credit bureaus, thereby making it more difficult to ascertain the creditworthiness of potential customers. Accordingly, the Company may experience a higher level of bad debt expense than otherwise would be the case. In particular, the Company's bad debt expense as a percentage of revenues in Brazil and Argentina has been significantly higher than in the Company's other markets.

     Certain of the Operating Companies conduct business in countries in which the rate of inflation is significantly higher than that of the United States. There can be no assurance that any significant increase in the rate of inflation in such countries could be offset, in whole or in part, by corresponding price increases by the Operating Companies, even over the long term.

IMPORT DUTIES ON NETWORK EQUIPMENT AND HANDSETS

     The Company's operations are highly dependent upon the successful and cost-efficient importation of infrastructure equipment and handsets from North America and, to a lesser extent, Europe and Japan. In the countries in which the Company operates, network equipment and handsets are subject to significant import duties and other taxes that can be as high as 50%. Although the Company believes there is a trend away from increased import duties, any significant increase in the future could have a material adverse effect on the Company's results of operations.

INTERNATIONAL TAX RISKS

     Distributions of earnings and other payments (including interest) received from the Company's operating subsidiaries and affiliates may be subject to withholding taxes imposed by the jurisdictions in which such entities are formed or operating, which will reduce the amount of after-tax cash the Company can receive from the Operating Companies. In general, a U.S. corporation may claim a foreign tax credit against its federal income tax expense for such foreign withholding taxes and for foreign income taxes paid directly by foreign corporate entities in which the Company owns 10% or more of the voting stock. The ability to claim such foreign tax credits and to utilize net foreign losses is, however, subject to numerous limitations, and the Company may incur incremental tax costs as a result of these limitations or because the Company is not in a tax-paying position in the United States.

     The Company may also be required to include in its income for U.S. federal income tax purposes its proportionate share of certain earnings of those foreign corporate subsidiaries that are classified as "controlled foreign corporations" without regard to whether distributions have been actually received from such subsidiaries.

LEGAL ENFORCEMENT

     A number of the agreements the Company enters into with the Operating Companies are governed by the laws of, and are subject to dispute resolution in the courts of, or through arbitration proceedings in, the country or region in which the operation is located. The Company cannot accurately predict whether such forum will provide it with an effective and efficient means of resolving disputes that may arise in the future. Even if the Company is able to obtain a satisfactory decision through arbitration or a court proceeding, it could have difficulty enforcing any award or judgment on a timely basis. The Company's ability to obtain or enforce relief in the United States is uncertain.

ORIGINAL ISSUE DISCOUNT CONSEQUENCES

     The Private Notes were issued with original issue discount for U.S. federal income tax purposes. The Exchange Notes should be treated as a continuation of the Private Notes. Consequently, Holders of the Exchange Notes generally will be required to include amounts in gross income for U.S. federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. The Exchange Notes may be subject to the high-yield discount obligation rules, which will defer and may, in part, eliminate the Company's ability to deduct for U.S. federal income tax purposes the original issue discount attributable to the Exchange Notes. Accordingly, the Company's after-tax cash flow might be less than if the original issue discount on the Exchange Notes was deductible when it accrued. See "Certain U.S. Federal Income Tax Considerations" for a more detailed discussion of the U.S. federal income tax consequences resulting from the Exchange Offer.

     If a bankruptcy case is commenced by or against the Company under the U.S. Bankruptcy Code after the issuance of the Notes, the claim of a Holder with respect to the principal amount thereof may be limited to an amount equal to the sum of (i) the initial offering price and (ii) that portion of the original issue discount that is not deemed to constitute "unmatured interest" for purposes of the U.S. Bankruptcy Code. Any original issue discount that was not amortized as of any such bankruptcy filing would constitute "unmatured interest."

FOREIGN CORRUPT PRACTICES ACT

     The Company is subject to the Foreign Corrupt Practices Act (the "FCPA"), which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. Although the Company has taken precautions to comply with the FCPA, there can be no assurance that such precautions will protect the Company against liability under the FCPA, particularly as a result of actions which may in the past have been taken or which may be taken in the future by agents and other intermediaries for whom the Company may have exposure under the FCPA. In particular, the Company may be held responsible for actions taken by its local representatives or by other shareholders in an Operating Company even though the Company has no ability to control them. Any determination that the Company had violated the FCPA could have a material adverse effect on the Company.

LACK OF PUBLIC MARKET


     The Exchange Notes are new securities for which there is currently no active trading market. The Company does not intend to list the Exchange Notes on any national securities exchange or to seek the admission thereof to trading in the Nasdaq Stock Market and there can be no assurance as to the development of any market or liquidity of any market that may develop for the Exchange Notes. If a market for the Exchange Notes does develop, the price of such Exchange Notes may fluctuate and liquidity may be limited. If a market for the Exchange Notes does not develop, purchasers may be unable to resell such Exchange Notes for an extended period of time, if at all. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Exchange Notes. There can be no assurance that, if a market for the Exchange Notes were to develop, such market would not be subject to similar disruptions.


RADIO FREQUENCY EMISSION CONCERNS

     Allegations have been made, but not proven, that the use of portable mobile communications devices may pose health risks due to radio frequency emissions from such devices. Studies performed by wireless telephone equipment manufacturers have rebutted these allegations, and a major industry trade association and certain governmental agencies in the United States have stated publicly that the use of such phones poses no undue health risk. Certain consumers have alleged that serious health risks have resulted from the use of certain mobile communications devices. The actual or perceived health risks of mobile communications devices could adversely affect mobile communications services providers, including the Company, through reduced subscriber growth, reduced network usage, the threat of product liability suits or limitations on financing available to the mobile communications industry.

FORWARD-LOOKING STATEMENTS

     A number of the matters and subject areas discussed in this Prospectus that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may differ materially from the Company's actual future experience involving any one or more of such matters and subject areas. The Company has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experience and results to differ from the Company's current expectations regarding the relevant matter or subject area. The operations and results of the Company's business also may be subject to the effect of other risks and uncertainties in addition to the relevant qualifying factors identified elsewhere in the foregoing "Risk Factors" section, including, but not limited to, general economic conditions in Latin America and Asia, as a result of the recent Asian economic crisis, the market segments that the Company is targeting for SMR and ESMR commercial services, future legislation or regulation by governmental entities in the markets in which the Operating Companies conduct their business, the availability of adequate quantities of system infrastructure and subscriber equipment and components to meet the Company's service and deployment and marketing plans and customer demand, access to sufficient debt and equity financing to meet the Company's operating and financial needs, the successful deployment of the iDEN digital technology, the ability to achieve market penetration and average subscriber revenue level sufficient to provide financial viability to the Company's wireless communications business, the Company's ability to accomplish required scale-up of its billing, customer care and similar administrative support timely and successfully to keep pace with anticipated customer growth and increased system usage, the quality and price of similar or comparable wireless communications services offered or to be offered by the Company's competitors, including providers of cellular and PCS, other wireless communications services or telecommunications generally and other risks and uncertainties described from time to time in the Company's reports filed with the Commission.

FAILURE TO EXCHANGE PRIVATE NOTES

     The Exchange Notes will be issued in exchange for Private Notes only after timely receipt by the Exchange Agent of such Private Notes, a properly completed and duly executed Letter of Transmittal and all other required documentation. Therefore, holders of Private Notes desiring to tender such Private Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. Neither the Exchange Agent nor the Company are under any duty to give notification of defects or irregularities with respect to tenders of Private Notes for exchange. Private Notes that are not tendered or are tendered but not accepted will, following consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof. In addition, any holder of Private Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer who holds Private Notes acquired for its own account as a result of market making or other trading activities and who receives Exchange Notes for its own account in exchange for such Private Notes pursuant to the Exchange Offer, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. To the extent that Private Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Private Notes could be adversely affected due to the limited amount, or "float," of the Private Notes that are expected to remain outstanding following the Exchange Offer. Generally, a lower "float" of a security could result in less demand to purchase such security and could, therefore, result in lower prices for such security. For the same reason, to the extent that a large amount of Private Notes are not tendered or are tendered and not accepted in the Exchange Offer, the trading market for the Exchange Notes could be adversely affected. See "Plan of Distribution" and "The Exchange Offer."

                                  THE COMPANY

     Nextel International (formerly McCaw International, Ltd.) was founded in February 1995 by Craig O. McCaw to invest in and manage international wireless communications operations. In August 1995, a wholly owned subsidiary of Nextel Communications purchased all the outstanding shares of the Company from Craig O. McCaw, who was at the time and remains (through the McCaw Group) a significant shareholder of Nextel Communications.


     The chart below sets forth a summary of the corporate ownership structure of the Company and the Operating Companies and the Company's pending investments in MKT as of June 15, 1998. The chart gives effect to the Clearnet Transaction and the MCS Transaction, but does not depict the holding company structure through which Nextel Communications and Nextel International hold their respective subsidiaries.


                             [FLOW CHART GRAPHIC]
---------------
(1) Represents the Company's right to receive 12.1% of the profits generated by the Shanghai GSM System.

(2) Represents the Company's right to acquire 37.5% of MKT upon receipt of the required regulatory approvals by June 30, 1998.

     Brazil. On January 30, 1997, Nextel Communications acquired an 81% equity interest in Nextel Brazil for a purchase price of $186.3 million, which was paid with Nextel Communications Class A Common Stock, and simultaneously contributed its equity interest in Nextel Brazil to the Company. In September 1997, the Company reorganized its Brazil equity holdings, and as a result, Nextel S.A. (formerly AirLink S.A.), a subsidiary of Nextel Brazil, became a holding company for substantially all of Nextel Brazil's SMR licenses and operating assets. The Company, through its 81% interest in Nextel Brazil and through Nextel Brazil's 95% equity interest in Nextel S.A., holds an effective 77% equity interest in Nextel S.A.


     Nextel Brazil commenced analog SMR commercial operations in October 1994 and grew quickly through a series of acquisitions of Brazilian SMR license-holding companies. Nextel Brazil is currently the largest SMR operator in Brazil both in terms of the number of channels and the number of subscribers in its licensed service areas. Nextel Brazil, through Nextel S.A. and other subsidiaries, owns or has options to purchase licenses for 1,955 SMR channels in Brazil, including 200 in Sao Paulo (representing 10.0 MHz) and 160 in Rio de Janeiro (representing 8.0 MHz). These licenses cover more than 60 million POPs, including the

15 largest cities in Brazil. Nextel Brazil currently offers analog SMR services in 15 of Brazil's largest cities, including Sao Paulo, Rio de Janeiro, Belo Horizonte, Brasilia, Porto Alegre and Curitiba. Nextel Brazil launched commercial ESMR service in Sao Paulo in the second quarter of 1998 and currently plans to launch commercial ESMR services in Rio de Janeiro during the third quarter of 1998. See "Business -- Operations and Investments -- Brazil."


     Telcom Ventures, LLC ("Telcom Ventures") and certain other entities (together, the "Telcom Group") through their 19% equity interest in Nextel Brazil, own an effective 18% interest in Nextel S.A. Telcom Ventures is the indirect majority shareholder of LCC International, Inc., a leading wireless engineering consulting services firm, and is owned by the family of Dr. Rajendra Singh and affiliates of the Carlyle Group, a United States based principal investment firm. Motorola International Development Corporation ("Motorola International"), a wholly owned subsidiary of Motorola, owns the remaining 5% equity interest in Nextel S.A.

     Mexico. Nextel Mexico (formerly Corporacion Mobilcom S.A. de C.V.) was formed in 1993 by an affiliate of Grupo San Luis to pursue SMR opportunities in Mexico and began commercial analog SMR operations in September 1993. In March 1995, Nextel Communications made its first investment in Nextel Mexico by purchasing a 16.5% equity interest. Since January 1, 1997, through a series of transactions, the Company has increased its ownership interest in Nextel Mexico from 30.1% to 100% for consideration totaling approximately $132.2 million.


     Nextel Mexico offers, through its subsidiaries, analog SMR services throughout Mexico, including in its 10 largest cities, and along a number of important highways. The cities in which Nextel Mexico holds SMR licenses include Mexico City (with a total of 204 channels representing approximately 10 MHz), Guadalajara (with a total of 60 channels representing approximately 3 MHz) and Monterrey (with a total of 25 channels representing 1.25 MHz). The company's SMR licenses cover over 45 million POPs. Nextel Mexico intends to launch commercial ESMR services in Mexico City during the third quarter of 1998. See "Business -- Operations and Investments -- Mexico."


     Argentina. In 1995, Nextel Argentina purchased a license to operate 100 SMR channels in each of Buenos Aires, Cordoba, Rosario and Mendoza, the four largest cities in Argentina. Nextel Argentina commenced commercial analog SMR operations in February 1997. Nextel Argentina became the largest channel holder in Argentina after it merged its Argentina operations with Wireless Ventures of Argentina, L.L.C. ("WVA"), an affiliate of the Telcom Group, in exchange for a 50% equity interest. In December 1997, Nextel Argentina acquired an additional 60 SMR channels in Buenos Aires for $12 million in a government auction, increasing its spectrum holdings in Buenos Aires to 12 MHz. The Company acquired the remaining 50% equity interest in Nextel Argentina for $46 million on January 30, 1998.


     Nextel Argentina has 240 SMR channels (12 MHz) in Buenos Aires, 200 SMR channels (10 MHz) in each of the three other major cities and 20 additional SMR channels in each of Mar del Plata and Tucuman. Nextel Argentina also operates a paging business under a nationwide paging license. Nextel Argentina's analog SMR licenses cover 19.3 million POPs. Nextel Argentina launched commercial ESMR services in Buenos Aires in the second quarter of 1998. See
"Business -- Operations and Investments -- Argentina."



     Peru. On January 29, 1998, Nextel International purchased, from Nextel Peru, 70.1% of its common equity for $27.9 million, $23.8 million of which will represent new capital to be contributed to Nextel Peru to finance the expansion, upgrade and operation of its wireless services business. As of March 31, 1998, the Company had paid $7.2 million to Nextel Peru, and the remaining $20.7 million will be paid in the form of capital contributions to Nextel Peru which the Company expects will be made prior to July 30, 1998. Nextel Peru, through its subsidiaries, holds licenses for 138 SMR channels (6.9 MHz) in the greater Lima area. These licenses cover more than seven million POPs. Nextel Peru, through its subsidiaries, offers analog SMR services in the greater Lima area under the tradenames "Dualcom" and "Mastercom." Nextel Peru currently plans to upgrade its analog SMR operations to an ESMR network in 1999. See
"Business -- Operations and Investments -- Peru." Motorola International owns a 19.9% equity interest in Nextel Peru. A Peruvian individual owns the remaining 10% of Nextel Peru.

     Philippines. In June 1996, Nextel International acquired a 30% equity interest in Nextel Philippines. Nextel Philippines owns nationwide licenses (with a total of 100 channels representing approximately 5 MHz), covering more than 73 million POPs, to provide ESMR and paging services. Nextel Philippines began commercial operations of its paging network in February 1995 under the brand name "Infopage" and plans to launch commercial ESMR services in the third quarter of 1998. See "Business -- Operations and Investments -- Philippines."


     The Company's partners in Nextel Philippines currently include affiliates of the American International Group, Inc. (collectively, "AIG") who hold 10% of the outstanding shares of Nextel Philippines and the Philippines Shareholders who hold the remaining 60% of the capital stock of Nextel Philippines, including the Gotesco Group, which owns a 20% interest in Nextel Philippines. In February 1998, the Company reached agreements in principle with the Philippines Shareholders and finalized such agreements in April 1998. Pursuant to the Philippines Partner Agreements (i) the Nextel Philippines corporate governance arrangements were restructured to give the Company increased minority shareholder rights; (ii) the Company purchased existing shareholder loans of the Philippines Shareholders totaling approximately $19.6 million, which loans bear interest at 18% per annum and are convertible into equity of Nextel Philippines;
(iii) the Company may, at its option, fund Nextel Philippines' future capital needs, currently estimated to be $50 million for fiscal year 1998, pursuant to loans that, at the option of the Company, may be converted into equity of Nextel Philippines; the lack of such optional additional funding of Nextel Philippines would have a material adverse effect on Nextel Philippines; (iv) the Gotesco Group has the right to exercise the Gotesco Put for approximately $9.4 million, beginning in January 1999; and (v) the Company has the right to call the Gotesco Group's 20% interest for approximately $11.6 million, if the Gotesco Group does not exercise the Gotesco Put. The ability of the Company to convert shareholders' loans into equity, satisfy the Gotesco Put or call the Gotesco Group's 20% interest is subject to applicable Philippines foreign ownership rules. The Company does not believe the Philippines Shareholders intend to fund Nextel Philippines in fiscal year 1998. The lack of such funding, either from the Company, the Philippines Shareholders, or other sources, would have a material adverse effect on Nextel Philippines. See "Business -- Operations and Investments -- Philippines," "Business -- Corporate Governance -- Philippines" and "Risk Factors -- Significant Capital Requirements for Operations."


     Japan. On March 17, 1998, the Company purchased a 21% equity interest in J-Com for a purchase price of Y77.2 million (approximately $593,000). The Company also provided a shareholder loan of Y4.1 billion (approximately $31.5 million) to J-Com. J-Com has a contractual right to provide service in Japan under a sublicense covering more than 125 million POPs. J-Com began commercial digital SMR operations in May 1997 and plans to launch commercial ESMR service by the end of 1998.

     The Company's partners in J-Com are DJSMR (which holds a 49% equity interest), Nichimen (which holds a 25% equity interest), and ORIX (which holds a 5% equity interest). See "Business -- Operations and Investments -- Japan" and "Business -- Corporate Governance -- Japan."


     Canada. The Company currently owns 583,104 Class A Shares and 7,790,741 Class D Shares of Clearnet (each Class D Share is convertible at the option of the holder into one Class A Share). Clearnet is the largest SMR operator in Canada as measured by the number of current subscribers, the number of 800 MHz channels and the population of its service territory. Clearnet has publicly reported that as of March 31, 1998, it provided analog SMR services in over 40 cities across Canada to approximately 57,100 subscriber units and ESMR services in Ontario and Quebec to approximately 57,400 subscriber units. Additionally, Clearnet holds one of the two national 30 MHz licenses to provide PCS in Canada. Clearnet launched PCS services in Canada's largest urban centers in October 1997 and reported that as of March 31, 1998, it had approximately 89,700 PCS subscribers. The Company has two representatives on Clearnet's board of directors. Clearnet files periodic and other reports with the Commission pursuant to the requirements of the Exchange Act. More detailed and specific information concerning Clearnet and information regarding the Company's rights to representation on the Clearnet Board of Directors is contained in such Exchange Act reports.


     Shanghai. The Company has a contractual right to receive 12.1% of the profits generated by the Shanghai GSM System operated by China United Telecommunications, Ltd. ("Unicom") through its

Shanghai branch ("Shanghai Unicom"). The Company's interest in the Shanghai GSM System is held through its 30% equity interest in a Chinese joint venture, Shanghai CCT-McCaw Telecommunications, Systems Co., Ltd. ("Shanghai CCT McCaw"). Commencing in 1998, the Company's contractual right to receive profits from the Shanghai GSM System was reduced from 25.2% to 12.1% as a result of the admission of CCT Technology Services Limited ("CCT") as a new shareholder in Shanghai CCT McCaw, and CCT's agreement to make a total investment of approximately $44 million in the form of equity, shareholder loans, shareholder guarantees and fees.

     Shanghai CCT McCaw participates in the Shanghai GSM System through a profit-sharing arrangement under (i) the Shanghai Mobile Telecommunications GSM Project Cooperation Contract, dated April 21, 1995 (the "Unicom Agreement"), between Unicom and Shanghai Science Technology Investment Corp. Ltd. ("SSTIC"), one of the Company's partners in Shanghai CCT McCaw and (ii) the China Unicom Shanghai GSM Phase III Cooperation Agreement, dated March 29, 1997 (the "Phase III Agreement"), between Shanghai CCT McCaw and Unicom, which modified the arrangements under the Unicom Agreement. The Phase III Agreement requires Shanghai CCT McCaw to provide 60% of the funds required to expand the Shanghai GSM System (the "Phase III Expansion"), which is estimated by Shanghai CCT McCaw to be approximately $38 million. The Shanghai GSM System covers the greater Shanghai area, which is comprised of more than 14 million POPs. The Company's interest in the Shanghai GSM System has been structured as a profit-sharing arrangement because current Chinese laws prohibit a foreign party from direct participation in the ownership and operation of telecommunications systems. The Company made its subscribed equity contribution to Shanghai CCT McCaw in 1995. In addition to its equity investment, the Company loaned Shanghai CCT McCaw a portion of the funds necessary to fund the Shanghai GSM System. As of March 31, 1998, the outstanding balance of this loan was $9.2 million (the "Shanghai Loan") and the Company may be required to increase such loan by approximately $400,000. See "Business -- Operations and Investments -- China" and
"Business -- Corporate Governance -- China."

     Unicom was established in 1994 by the Ministry of Electronics Industry, the Ministry of Railways, the Ministry of Power and 13 other shareholders including SSTIC. SSTIC is an investment holding company established by the Municipal Government of Shanghai, six major Shanghai banks as well as two major diversified Shanghai conglomerates for the purpose of developing the Shanghai high-technology industry.

     CCT is a subsidiary of CCT Telecom Holdings Limited, a Cayman Islands limited liability company ("CCT Telecom") based in Hong Kong and publicly traded on the Hong Kong stock exchange. CCT is CCT Telecom's holding company for its domestic telecommunications business in China. Its investments include a communications project in Guangzhou and a second GSM project in Shanxi province. SSTIC is also a shareholder of Unicom.

PENDING INVESTMENT


     Indonesia. On August 15, 1997, the Company entered into a preliminary agreement with GSK which gives the Company the right, upon receipt of required regulatory approval by June 30, 1998, to purchase a 37.5% interest in MKT. MKT holds a provisional license for 80 SMR channels in Indonesia that can be converted into an operating license upon satisfaction of certain regulatory approvals. The operating license will entitle MKT to provide SMR and ESMR services in the city of Jakarta and the regions of West Java, East Java and Bandor Lampang. Upon such deployment of services in accordance with the operating license, MKT will have the right to continue developing a national wireless communications network across Indonesia and providing SMR and ESMR services on a nationwide basis.



     To the extent the Company does decide to purchase a 37.5% equity interest in MKT, which is subject to the receipt of regulatory approval by June 30, 1998, the Company has agreed to fund 44% (rather than 37.5%) of the capital requirements of MKT in order to maintain its then-current ownership interest. The remaining equity interest in MKT will be owned by GSK. Profits and losses are to be allocated and dividends are to be distributed based on the Company's 37.5% equity interest.


     Although the Company believes that MKT presents it with significant opportunities to expand its SMR network in Asia, the Company does not intend to make any substantial investment in MKT until the economic and political conditions in Indonesia, in particular, and the economic conditions in Asia, generally, have stabilized. To date, the Company has advanced $1.5 million to MKT in the form of a loan that is guaranteed by GSK.

                        NO CASH PROCEEDS TO THE COMPANY

     This Exchange Offer is intended to satisfy certain obligations of the Company under the Registration Rights Agreement. The Company will not receive any proceeds from the issuance of the Exchange Notes offered hereby and has agreed to pay the expenses of the Exchange Offer. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive, in exchange, Private Notes representing an equal aggregate principal amount at maturity. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Private Notes, except as otherwise described herein under "The Exchange Offer -- Terms of the Exchange Offer." The Private Notes surrendered in the exchange for Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in the outstanding debt of the Company.

                                 FINANCING PLAN

     The net proceeds to the Company from the 1998 Notes Offering were approximately $387 million, after deducting discounts and commissions and other expenses payable by the Company. The 1998 Notes Offering is part of the Company's financing plan designed to meet expected funding requirements that are estimated to total approximately $810 million during fiscal year 1998 (the "1998 Plan"). Nextel International's expected funding sources and uses with respect to its 1998 Plan are described in the table below:

                                    SOURCES
               -------------------------------------------------
                                    USES(1)
               -------------------------------------------------

                                 (IN MILLIONS)

Gross proceeds from the 1998 Notes
  Offering........................    $401
Available cash, cash equivalents
  and marketable securities at
  December 31, 1997...............     259(2)
Operating Company vendor and bank
  financings......................     150(4)
                                      ----
          Total...................    $810
                                      ====
System and related capital
  expenditures....................    $449
Cash used by operating activities,
  financing fees and other
  corporate purposes..............     203(3)
Potential acquisitions of licenses
  and investments.................      29(5)
Completed acquisitions and
  investments.....................     120(6)
Contingent liabilities............       9(7)
                                      ----
          Total...................    $810
                                      ====

---------------
(1) Reflects the Company's anticipated share of the Operating Companies' capital expenses and other funding uses.

(2) Excludes cash held at the Operating Company level and includes $69 million of cash held by the Company which is restricted for use as equity investments under the Company's financing agreements and equipment purchases under certain infrastructure purchase contracts.

(3) Includes interest expense related to the existing Motorola Financings and the Argentina Credit Facility (as defined herein).

(4) Includes approximately $80 million assumed to be drawn during 1998 under the Argentina Credit Facility and the remaining $75 million (of which the Company's allocated share is approximately $70 million) assumed to be drawn during 1998 under the Brazil Motorola Financing (as defined herein).

(5) Represents amounts budgeted for potential SMR license purchases and new investments.

(6) Includes $46 million for the acquisition of the remaining 50% equity interest in Nextel Argentina on January 30, 1998, $22 million representing the final payment for the remaining equity interest in Nextel Mexico, $19.6 million used to purchase Philippines Shareholders' loans and $32 million to acquire an equity interest in and shareholder loans to J-Com.

(7) Reflects the $9 million contingent liability for the put right relating to Nextel Philippines, which is exercisable beginning in 1999.


     The Company believes that the sources described above will provide funds that in the aggregate are expected to be sufficient to implement the 1998 Plan, including all currently anticipated cash needs of its business activities, including any optional additional funding of Nextel Philippines, currently estimated to be $50 million during fiscal year 1998; however, there can be no assurance that such funds will be sufficient. The Company does not believe the Philippines Shareholders intend to fund Nextel Philippines in fiscal year 1998. The lack of such optional additional funding, either from the Company, the Philippines Shareholders or other sources, would have a material adverse effect on Nextel Philippines. If, among other things, Nextel International's plans change, its assumptions regarding its funding needs associated with the further build-out, expansion and enhancement of the ESMR networks at the Operating Company level prove to be inaccurate, the other shareholders in certain of the Operating Companies do not fund their expected capital requirements, it consummates acquisitions or investments in addition to those currently contemplated or at prices higher than currently contemplated, it increases its equity ownership interests in certain of the Operating Companies beyond those currently contemplated, it experiences growth in its business or subscriber base greater than that which was anticipated in developing the 1998 Plan, it experiences unanticipated costs or competitive pressures, the relevant Operating Companies are unable to access funds under the existing Motorola Financings and/or the Argentina Credit Facility, or the net proceeds from the 1998 Notes Offering, together with any other funds available to the Company and the Operating Companies or any other borrowings, otherwise prove to be insufficient to meet such cash needs during fiscal year 1998, the Company may be required to seek additional capital sooner than anticipated. The availability of borrowings under the existing Motorola Financings and under the Argentina Credit Facility are subject to the satisfaction or waiver of certain conditions. See "Description of Other Indebtedness." The Company will also require significant additional capital in years subsequent to 1998 to fund the further build-out, expansion and enhancement of its ESMR networks, to fund operating losses and for other purposes. To the extent the Company's then-existing financing sources are insufficient to meet such needs, the Company may seek to raise such additional capital from public or private equity or debt sources. There can be no assurance that the Company will be able to raise such capital on satisfactory terms, if at all. Additionally, the Company and the Restricted Group Members may incur indebtedness only in compliance with the terms of covenants contained in the Indentures. See "Risk Factors -- Significant Capital Requirements for Operations."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1998 on a historical basis. This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto, appearing elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                              MARCH 31, 1998
                                                              --------------
                                                              (IN THOUSANDS)
Current portion of long-term debt...........................    $    2,345
                                                                ==========
Long-term debt, excluding current portion:
     1998 Notes(1)..........................................    $  403,446
     1997 Notes(2)..........................................       557,422
     Brazil Motorola Financing(3)...........................        58,574
     Other long-term debt...................................         6,945
                                                                ----------
          Total long-term debt..............................     1,026,387
Stockholders' equity:
     Series A exchangeable redeemable preferred stock,
      $10.00 par value; 1,250 shares authorized and 988.86
      issued and outstanding................................        98,886
     Series B redeemable preferred stock, $10.00 par value;
      2,500 shares authorized and no shares issued and
      outstanding...........................................            --
     Common stock, no par value; 73,000,000 shares
      authorized, 36,500,000 shares issued and
      outstanding...........................................       395,428
     Accumulated deficit....................................      (131,258)
     Unrealized gain on investments, net of tax.............         9,801
     Cumulative translation adjustment......................        (3,470)
                                                                ----------
          Total stockholders' equity........................       369,387
                                                                ----------
          Total capitalization..............................    $1,398,119
                                                                ==========

---------------
(1) Net of original issue discount of $326,554.

(2) Net of unamortized original issue discount of $394,041.

(3) The weighted average interest rate is 10.55% at March 31, 1998 for the Brazil Motorola Financing.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

     The Private Notes were sold by the Company on the Closing Date to the Placement Agents pursuant to the Placement Agreement. The Placement Agents subsequently sold the Private Notes to (i) "qualified institutional buyers" ("QIBs"), as defined in Rule 144A under the Securities Act ("Rule 144A"), in reliance on Rule 144A and (ii) other investors in offshore transactions in reliance on Regulation S under the Securities Act. As a condition to the sale of the Private Notes, the Company and the Placement Agents entered into the Registration Rights Agreement on March 9, 1998. Pursuant to the Registration Rights Agreement, the Company agreed that (i) it would use its bests efforts to cause to be filed with the Commission an exchange offer registration statement under the Securities Act with respect to the Exchange Notes, (ii) it would cause such Registration Statement to remain effective under the Securities Act until the closing of the Exchange Offer, (iii) it would commence the Exchange Offer promptly after such Registration Statement has been declared effective and (iv) it would use its best efforts to have the Exchange Offer consummated not later than 60 days after the effective date of the Registration Statement. The Company agreed to issue and exchange Exchange Notes for all Private Notes validly tendered and not withdrawn before the Expiration Date of the Exchange Offer. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Registration Statement and the Exchange Offer are intended to satisfy the Company's obligations under the Registration Rights Agreement.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Private Notes validly tendered and not withdrawn prior to the Expiration Date.

     The Company will issue Exchange Notes in exchange for an equal aggregate principal amount at maturity of outstanding Private Notes validly tendered pursuant to the Exchange Offer and not withdrawn prior to the Expiration Date. Private Notes may be tendered only in integral multiples of $1,000 principal amount at maturity.

     The form and terms of the Exchange Notes are the same as the form and terms of the Private Notes except that (i) the Exchange Notes will be registered under the Securities Act and, therefore, the Exchange Notes will not bear legends restricting the transfer thereof and (ii) holders of the Exchange Notes will not be entitled to any of the registration rights of holders of Private Notes under the Registration Rights Agreement, which rights will terminate upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same indebtedness as the Private Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture, which also authorized the issuance of the Private Notes, such that both series of Notes will be treated as a single class of debt securities under the Indenture.

     As of the date of this Prospectus, $730.0 million in aggregate principal amount at maturity of the Private Notes was outstanding. Only a registered holder of the Private Notes (or such holder's legal representative or attorney-in-fact), as reflected on the records of the Trustee under the Indenture may participate in the Exchange Offer. There will be no fixed record date for determining registered holders of the Private Notes entitled to participate in the Exchange Offer.

     Holders of the Private Notes do not have any appraisal or dissenters' rights under the Washington Business Corporation Act Law or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Securities Act and the rules and regulations of the Commission thereunder.

     The Company shall be deemed to have accepted validly tendered Private Notes when, and if, the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Private Notes for the purposes of receiving the Exchange Notes from the Company.

     Holders who tender Private Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Private Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" shall mean 5:00 p.m., New York City time on
       , 1998, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

     In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and mail to the registered holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

     The Company reserves the right, in its sole discretion, (i) to delay accepting any Private Notes, (ii) to extend the Exchange Offer or (iii) if, in the opinion of counsel for the Company, the consummation of the Exchange Offer would violate any applicable law, rule or regulation or any applicable interpretation of the staff of the Commission, to terminate or amend the Exchange Offer by giving oral or written notice of such delay, extension, termination or amendment to the Exchange Agent. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

     Without limiting the manner in which the Company may choose to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

INTEREST ON THE EXCHANGE NOTES

     The Exchange Notes will not bear interest prior to April 15, 2003. From and after April 15, 2003, the Private Notes bear interest and the Exchange Notes will bear interest, which will be payable in cash, at a rate of 12 1/8% per annum, on each April 15 and October 15, commencing October 15, 2003 to holders of record on the immediately preceding April 1 and October 1, respectively.

RESALE OF THE EXCHANGE NOTES

     With respect to the Exchange Notes, based upon interpretations by the staff of the Commission set forth in certain no-action letters issued to third parties, the Company believes that a holder who exchanges Private Notes for Exchange Notes in the ordinary course of business, who is not participating, does not intend to participate, and has no arrangement with any person to participate in a distribution of the Exchange Notes, and who is not an "affiliate" of the Company within the meaning of Rule 405 of the Securities Act, will be allowed to resell Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires Exchange Notes in the Exchange Offer for the purpose of distributing or participating in the distribution of the Exchange Notes, such holder cannot rely on the position of the staff of the Commission enumerated in certain no-action letters issued to third parties and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Each broker-dealer that receives Exchange Notes for its own account in exchange for Private Notes acquired by such broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of any Exchange Notes received in exchange for Private Notes acquired by such broker-dealer as a result of market-making or other trading activities. Pursuant to the Registration Rights Agreement, the Company has agreed to make this Prospectus, as it may be amended or supplemented from time to time, available to any such broker-dealer that requests copies of such Prospectus in the Letter of Transmittal for use in connection with any such resale for a period not to exceed 90 days after the closing of the Exchange Offer. See "Plan of Distribution."

PROCEDURES FOR TENDERING

     Only a registered holder of Private Notes may tender such Private Notes in the Exchange Offer. To tender in the Exchange Offer, a holder of Private Notes must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent at the address set forth below under "-- Exchange Agent" for receipt prior to the Expiration Date. In addition, either (i) certificates for such Private Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Private Notes, if such procedure is available, into the Exchange Agent's account at the Depository pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (iii) the holder must comply with the guaranteed delivery procedures described below.

     The tender by a holder that is not withdrawn prior to the Expiration Date will constitute an agreement among such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF PRIVATE NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. DO NOT SEND THE LETTER OF TRANSMITTAL OR ANY PRIVATE NOTES TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner(s) of the Private Notes whose Private Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wish(es) to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Private Notes, either make appropriate arrangements to register ownership of the Private Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

     Signatures on a Letter of Transmittal or a notice of withdrawal described below (see "-- Withdrawal of Tenders"), as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Private Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box titled "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution' (within the meaning of Rule 17Ad-15 under the Exchange Act) that is a member of one of the recognized signature guarantee programs identified in the Letter of Transmittal (an "Eligible Institution").

     If the Letter of Transmittal is signed by a person other than the registered holder of any Private Notes listed therein, such Private Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder exactly as such registered holder's name appears on such Private Notes.

     If the Letter of Transmittal or any Private Notes are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.


     THE EXCHANGE AGENT AND THE DEPOSITORY HAVE CONFIRMED THAT ANY FINANCIAL INSTITUTION THAT IS A PARTICIPANT IN THE DEPOSITORY'S SYSTEM MAY UTILIZE THE DEPOSITORY'S AUTOMATED TENDER OFFER PROGRAM ("ATOP") TO TENDER PRIVATE NOTES. TO EFFECT A TENDER PURSUANT TO THE ATOP SYSTEM, HOLDERS SHOULD TRANSMIT THEIR ACCEPTANCE TO DTC THROUGH ATOP BY CAUSING DTC TO TRANSFER PRIVATE NOTES TO THE EXCHANGE AGENT IN ACCORDANCE WITH ATOP'S PROCEDURES FOR TRANSFER. DTC WILL THEN SEND AN AGENT'S MESSAGE TO THE EXCHANGE AGENT. THE TERM "AGENT'S MESSAGE" MEANS A MESSAGE TRANSMITTED BY DTC TO, AND RECEIVED BY, THE EXCHANGE AGENT AND FORMING A PART OF THE BOOK-ENTRY CONFIRMATION, WHICH STATES THAT DTC HAS RECEIVED AN EXPRESS ACKNOWLEDGMENT FROM THE PARTICIPANT IN DTC TENDERING THE PRIVATE NOTES REFERRED TO IN SUCH AGENT'S MESSAGE, THAT SUCH PARTICIPANT HAS RECEIVED THE LETTER OF TRANSMITTAL AND AGREES TO BE BOUND BY THE TERMS OF THE LETTER OF TRANSMITTAL AND THAT THE COMPANY MAY ENFORCE SUCH AGREEMENT AGAINST SUCH PARTICIPANT.



     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Private Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Private Notes not properly tendered or any Private Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Private Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Private Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Private Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Private Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.


     While the Company has no present plan to acquire any Private Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Private Notes that are not tendered pursuant to the Exchange Offer, the Company reserves the right in its sole discretion to purchase or make offers for any Private Notes that remain outstanding subsequent to the Expiration Date and, to the extent permitted by applicable law, purchase Private Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

     By tendering, each holder of Private Notes will represent to the Company that, among other things, (i) the Exchange Notes to be acquired by such holder of Private Notes in connection with the Exchange Offer are being acquired by such holder in the ordinary course of business of such holder, (ii) such holder has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes, (iii) such holder acknowledges and agrees that any person who is participating in the Exchange Offer for the purposes of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in certain no-action letters, (iv) such holder understands that a secondary resale transaction described in clause (iii) above and any resales of Exchange Notes obtained by such holder in exchange for Private Notes acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission and (v) such holder is not an "affiliate," as defined in Rule 405 under the Securities Act, of the Company. If the holder is a broker-dealer that will receive Exchange Notes for such holder's own account in exchange for Private Notes that were acquired as a result of market-making activities or other trading activities, such holder will be required to acknowledge in the Letter of Transmittal that such holder will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, such holder will not be deemed to admit that it is an "underwriter' within the meaning of the Securities Act.

RETURN OF PRIVATE NOTES

     If any tendered Private Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Private Notes are withdrawn, such unaccepted, withdrawn or non-exchanged Private Notes will be returned without expense to the tendering holder thereof (or, in the case of Private Notes tendered by book-entry transfer into the Exchange Agent's account at the Depository pursuant to the book-entry transfer procedures described below, such Private Notes will be credited to an account maintained with the Depository) as promptly as practicable.

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Private Notes with the Depository for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Depository's systems may make book-entry delivery of Private Notes by causing the Depository to transfer such Private Notes into the Exchange Agent's account at the Depository in accordance with the Depository's procedures for transfer. However, although delivery of Private Notes may be effected through book-entry transfer at the Depository, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "-- Exchange Agent" on or prior to the Expiration Date or pursuant to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Private Notes and (i) whose Private Notes are not immediately available or (ii) who cannot deliver their Private Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

          (a) The tender is made through an Eligible Institution;

          (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder and the certificate number(s) of such Private Notes, stating that the tender is being made thereby and guaranteeing that, within three business days after the Expiration Date, the Letter of Transmittal (or a facsimile thereof), together with the certificate(s) representing the Private Notes in proper form for transfer or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) Such properly executed Letter of Transmittal (or facsimile thereof) as well as the certificate(s) representing all tendered Private Notes in proper form for transfer and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three business days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Private Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Private Notes may be withdrawn at any time prior to the Expiration Date. To withdraw a tender of Private Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Private Notes to be withdrawn, (ii) identify the Private Notes to be withdrawn (including the certificate number or numbers) and (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Private Notes were tendered (including any required signature guarantees). All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, in its sole discretion, whose determination shall be final and binding on all parties. Any Private Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer, and no Exchange Notes will be issued with respect thereto unless the Private Notes so withdrawn are validly retendered. Properly withdrawn Private Notes may be retendered by following one of the procedures described above under "The Exchange Offer -- Procedures for Tendering" at any time prior to the Expiration Date.

TERMINATION OF CERTAIN RIGHTS

     All registration rights under the Registration Rights Agreement accorded to holders of the Private Notes (and all rights to receive additional interest on the Notes to the extent and in the circumstances specified therein) will terminate upon consummation of the Exchange Offer except with respect to the Company's duty to keep the Registration Statement effective until the closing of the Exchange Offer and, for a period of 90 days after the closing of the Exchange Offer, to provide copies of the latest version of the Prospectus to any broker-dealer that requests copies of such Prospectus in the Letter of Transmittal for use in connection with any resale by such broker-dealer of Exchange Notes received for its own account pursuant to the Exchange Offer in exchange for Private Notes acquired for its own account as a result of market-making or other trading activities.

EXCHANGE AGENT

     The Bank of New York has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

          By Mail:                By Facsimile Transmission:                By Hand:
    The Bank of New York          (For Eligible Institutions          The Bank of New York
                                             Only)
     101 Barclay Street                 (212) 815-6339                 101 Barclay Street
        Floor 7 East                                                New York, New York 10286
  New York, New York 10286           Confirm by Telephone:           Attention: Ground Level
  Attention: Reorganization             (212) 815-5942                   Corporate Trust
            Section
        Theresa Gass                                                     Services Window
                                    By Overnight Delivery:
                                     The Bank of New York
                                      101 Barclay Street
                                         Floor 7 East
                                   New York, New York 10286
                               Attention: Reorganization Section
                                         Theresa Gass
               The Bank of New York also serves as Trustee under the Indentures.

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, facsimile transmission, telephone or in person by officers and regular employees of the Company and their affiliates.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection therewith. The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $500,000. Such expenses consist primarily of registration fees, fees and expenses of the note agent, accounting and legal fees and printing costs.


     The Company will pay all transfer taxes, if any, applicable to the exchange of Private Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Private Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder and no Exchange Notes shall be required to be issued to or on the instructions of such tendering holder until such transaction taxes have been paid.

CONSEQUENCE OF FAILURE TO EXCHANGE

     Participation in the Exchange Offer is voluntary. Holders of the Private Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

     Private Notes that are not exchanged for the Exchange Notes pursuant to the Exchange Offer will remain "restricted securities" within the meaning of Rule 144(a)(3)(iv) of the Securities Act. Accordingly, such Private Notes may not be offered, sold, pledged or otherwise transferred except (i) to a person whom the seller reasonably believes is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S under the Securities Act, (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), (iv) pursuant to an effective registration statement under the Securities Act or (v) to institutional accredited investors in a transaction exempt from the registration requirements of the Securities Act, and, in each case, in accordance with all other applicable securities laws and the transfer restrictions set forth in the Indenture.

ACCOUNTING TREATMENT

     For accounting purposes, the Company will recognize no gain or loss as a result of the Exchange Offer. The expenses of the Exchange Offer will be amortized over the remaining term of the Notes.

                PRO FORMA CONSOLIDATED HISTORICAL FINANCIAL DATA

     The unaudited pro forma consolidated statements of operations for the year ended December 31, 1997 and for the three months ended March 31, 1998 give effect to the following transactions (collectively, the "Transactions"): (i) Nextel Communications' acquisition of an 81% interest in Nextel Brazil for $186.3 million in market value of Nextel Communications Class A Common Stock and the simultaneous contribution of such interest to the Company; (ii) the MCS Transaction; (iii) the increase in the Company's ownership interest in Nextel Mexico through a series of transactions, from 30.1% to 100%; (iv) the Argentina Acquisition; (v) the 1997 Notes Offering; (vi) the Clearnet Transaction; (vii) other issuances of the Series A Preferred Stock; and (viii) the 1998 Notes Offering. As all such transactions are reflected in the Company's historical consolidated balance sheet as of March 31, 1998, no pro forma balance sheet information is presented herein. The following pro forma consolidated financial statements have been derived from, and should be read in conjunction with, the consolidated historical financial statements of the Company, Nextel Mexico and Nextel Brazil including the notes thereto, and the other financial and operating information appearing elsewhere in this Prospectus. The pro forma adjustments are described in the notes to the pro forma consolidated financial statements and investors are encouraged to read such information carefully. The pro forma consolidated financial statements are not necessarily indicative of the operating results or financial position that would have been achieved by the Company, nor are they intended to be indicative of the Company's future operating results or financial position.

               PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS(1)
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                NEXTEL         NEXTEL                        NEXTEL
                                  THE           BRAZIL         MEXICO          MCS         ARGENTINA
                                COMPANY      (HISTORICAL)   (HISTORICAL)   (HISTORICAL)   (HISTORICAL)
                              (HISTORICAL)       (2)            (3)            (4)            (5)        ADJUSTMENTS    PRO FORMA
                              ------------   ------------   ------------   ------------   ------------   -----------    ---------
Revenues....................    $ 13,015        $1,137        $ 4,781         $3,686        $  3,693      $     --      $  26,312
Costs and expenses related
  to revenues...............       7,424           200          1,356            721           1,386            --         11,087
Selling, general and
  administrative............      26,768         1,130          3,072          2,289          11,551            --         44,810
Depreciation and
  amortization..............      18,381           453          1,824            514           3,150         8,597(6)
                                                                                                             2,301(7)      35,220
                                --------        ------        -------         ------        --------      --------      ---------
Operating loss..............     (39,558)         (646)        (1,471)           162         (12,394)      (10,898)       (64,805)
Interest income.............      19,666            26            396             --              --            --         20,088
Interest expense............     (56,583)         (237)        (1,492)            --              --       (10,489)(8)
                                                                                                           (51,748)(9)   (120,549)
Loss from equity method
  investments...............     (11,401)           --             --             --              --         3,255(10)
                                                                                                             4,486(11)     (3,660)
Other, net..................       5,561            49            355             --            (181)           --          5,784
Minority interest...........       2,085            --             --             --              --           652(12)      2,737
                                --------        ------        -------         ------        --------      --------      ---------
Income (loss) before income
  tax benefit (provision)...     (80,230)         (808)        (2,212)           162         (12,575)      (12,994)      (160,405)
Income tax benefit
  (provision)...............       6,282           115             (1)            --              --         2,082(13)      8,478
                                --------        ------        -------         ------        --------      --------      ---------
Net income (loss)...........    $(73,948)       $ (693)       $(2,213)        $  162        $(12,575)     $(10,912)     $(151,927)
                                ========        ======        =======         ======        ========      ========      =========
Net loss per share, basic
  and diluted...............    $  (2.03)                                                                               $   (4.16)
Weighted average shares
  outstanding...............      36,500                                                                                   36,500

               PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS(1)
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                NEXTEL
                                                                  THE         ARGENTINA
                                                                COMPANY      (HISTORICAL)
                                                              (HISTORICAL)       (5)        ADJUSTMENTS    PRO FORMA
                                                              ------------   ------------   -----------    ---------
Revenues....................................................    $  8,558       $   575        $    --      $  9,133
Costs and expenses related to revenues......................       3,552           145             --         3,697
Selling, general and administrative.........................      15,227         1,378             --        16,605
Depreciation and amortization...............................       9,192           612            128(6)
                                                                                                   38(7)      9,970
                                                                --------       -------        -------      --------
Operating loss..............................................     (19,413)       (1,560)          (166)      (21,139)
Interest income.............................................       4,324            --             --         4,324
Interest expense............................................     (18,968)           --         (6,297)(9)   (25,265)
                                                                                                 (812)(11)
Loss from equity method investments.........................      (1,314)           --                         (502)
Other, net..................................................       1,198           (64)            --         1,134
Minority interest...........................................       1,230            --                        1,230
                                                                --------       -------        -------      --------
Loss before income tax benefit..............................     (32,943)       (1,624)        (5,651)      (40,218)
Income tax benefit..........................................       4,374            --                        4,374
                                                                --------       -------        -------      --------
Net loss....................................................    $(28,569)      $(1,624)       $(5,651)     $(35,844)
                                                                ========       =======        =======      ========
Net loss per share, basic and diluted.......................    $  (0.78)                                  $  (0.98)
Weighted average shares outstanding.........................      36,500                                     36,500

                                                   (footnotes on following page)

---------------
 (1) For purposes of conforming the presentation of the pro forma consolidated financial statements, certain historical amounts have been summarized.

 (2) Represents historical results of Nextel Brazil prior to the acquisition on January 30, 1997.

 (3) Represents historical results of Nextel Mexico prior to its consolidation with the Company's financial statements effective September 1, 1997.

 (4) Represents historical results of MCS prior to the acquisition on September 26, 1997.

 (5) Represents the historical results of the Argentina Joint Venture (as defined herein) prior to the Company acquiring the remaining 50% equity interest on January 30, 1998 as well as the historical results of the subsidiaries of WVA prior to the formation of the Argentina Joint Venture.

 (6) Gives effect to the amortization of licenses totaling approximately $377.0 million recognized in the Nextel Brazil, Nextel Mexico, MCS and Nextel Argentina transactions over 20 years.

 (7) Gives effect to the amortization of goodwill totaling approximately $113.7 million recognized in the Nextel Brazil, Nextel Mexico and Nextel Argentina transactions over 20 years.

 (8) Gives effect to the interest expense and amortization of debt issue costs related to the 1997 Notes Offering as if it had occurred on January 1, 1997. No adjustment has been made to include interest income earned on the net proceeds from the 1997 Notes Offering prior to the actual issuance of the 1997 Notes on March 6, 1997.

 (9) Gives effect to the interest expense and amortization of estimated debt issue costs related to the 1998 Notes Offering. No adjustment has been made to include interest income earned on the net proceeds from the 1998 Notes Offering pending their application in accordance with the 1998 Plan.

(10) Gives effect to the reversal of the equity in net loss of Nextel Mexico previously recognized by the Company.

(11) Gives effect to the reversal of the equity in net loss of the Argentina Joint Venture previously recognized by the Company.

(12) Gives effect to the additional 4% minority interest in Nextel Brazil recognized as a result of the MCS Transaction.

(13) Gives effect to the tax benefit derived from the amortization of the licenses obtained in the Nextel Brazil and Nextel Mexico transactions.

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

     The following table sets forth certain selected financial data on a consolidated historical basis for the Company as of and for the years ended December 31, 1994, 1995, 1996 and 1997, for the three months ended March 31, 1997 and as of and for the three months ended March 31, 1998. The selected consolidated historical financial data of the Company as of and for the years ended December 31, 1994, 1995, 1996 and 1997 were derived from the consolidated financial statements and the notes thereto of the Company, which have been audited by Deloitte & Touche LLP, independent auditors, whose report, with respect to each of the three years ended December 31, 1995, 1996 and 1997 and as of December 31, 1996 and 1997 has been included herein. The selected consolidated historical financial data of the Company for the three months ended March 31, 1997 and as of and for the three months ended March 31, 1998 are derived from the unaudited consolidated financial statements of the Company.

     The selected consolidated historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                                                               THREE MONTHS
                                                                       YEAR ENDED DECEMBER 31,                ENDED MARCH 31,
                                                              ------------------------------------------    -------------------
                                                                1994       1995       1996       1997         1997       1998
                                                              --------   --------   --------   ---------    --------   --------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues....................................................  $     --   $     --   $     --   $  13,015    $  1,460   $  8,558
Costs and expenses related to revenues......................        --         --         --       7,424         758      3,552
Selling, general and administrative.........................        --        277      9,318      26,768       4,051     15,227
Depreciation and amortization...............................         2         19        168      18,381       2,581      9,192
                                                              --------   --------   --------   ---------    --------   --------
Operating loss..............................................        (2)      (296)    (9,486)    (39,558)     (5,930)   (19,413)
Interest income.............................................     2,688      6,233      4,300      19,666       2,798      4,324
Interest expense, net.......................................        --         --       (323)    (56,583)     (5,591)   (18,968)
Loss from equity method investments.........................        --     (6,853)    (5,991)    (11,401)     (1,867)    (1,314)
Other, net(1)...............................................        --    (15,002)       379       5,561        (157)     1,198
Minority interest...........................................                                       2,085         437      1,230
                                                              --------   --------   --------   ---------    --------   --------
Income (loss) before income tax benefit (provision).........     2,686    (15,918)   (11,121)    (80,230)    (10,310)   (32,943)
Income tax benefit (provision)..............................      (914)    (2,119)    (1,355)      6,282         499      4,374
                                                              --------   --------   --------   ---------    --------   --------
Net income (loss)...........................................  $  1,772   $(18,037)  $(12,476)  $ (73,948)   $ (9,811)  $(28,569)
                                                              ========   ========   ========   =========    ========   ========
Net income (loss) per share, basic and diluted..............  $   0.05   $  (0.49)  $  (0.34)  $   (2.03)   $  (0.27)  $  (0.78)
Weighted average shares outstanding(2)......................    36,500     36,500     36,500      36,500      36,500     36,500
OTHER FINANCIAL DATA:
Ratio of earnings to fixed charges(3).......................        --         --         --          --          --         --

                                                                          AS OF DECEMBER 31,
                                                              ------------------------------------------           AS OF
                                                                1994       1995       1996       1997         MARCH 31, 1998
                                                              --------   --------   --------   ---------    -------------------
                                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:

Cash and cash equivalents...................................  $125,542   $ 85,302   $ 53,029   $ 159,790              $ 463,430(4)
Marketable securities.......................................        --         --         --     128,560                  5,236
Property, plant and equipment, net..........................        --         36      8,703     136,210                266,196
Investment in unconsolidated subsidiaries...................        --     47,951     98,982     106,489                 81,045
Intangible assets, net......................................        --     10,135     10,878     526,000                593,455
Total assets................................................   171,536    169,675    199,367   1,123,038              1,626,758
Long-term debt (including current portion)..................        --         --         --     600,020              1,028,732
Stockholders' equity........................................     1,772     11,939     39,203     296,029                369,387

---------------
(1) Other, net includes a $15.0 million charge in 1995 representing an other than temporary decline in the fair value of the Company's investment in Nextel Mexico as a result of a decline in the Mexican Peso.

(2) As adjusted for the 100,000-for-1 stock split effective March 6, 1997 and the 3.65-for-1 stock split effective August 25, 1997.

(3) For purposes of computing the ratio of earnings to fixed charges, earnings consist of loss before income taxes, less loss from equity method investments and loss attributable to minority interest. Fixed charges consist of interest on all indebtedness, amortization of debt expense and discounts related to indebtedness whether expensed or capitalized, and that portion of rental expense which the Company believes to be representative of interest. The deficiency (excess) for purposes of calculating the ratio of earnings to fixed charges was $(2,686), $9,065, $4,807, and $7,650 for December 31, 1994, 1995, 1996 and 1997, respectively, and $1,916 and $3,865 for the three months ended March 31, 1997 and 1998, respectively.

(4) Includes approximately $104.5 million of cash held by the Company which is restricted for use as equity investments under the Company's financing agreements and equipment purchases under certain infrastructure purchase contracts.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

  GENERAL


     Nextel International is a leading international wireless communications services company based on the number of people and the number of SMR channels in its licensed service areas. The Company provides wireless communications services in five of the largest cities in Latin America and three of the largest cities in Asia. The Company's markets cover approximately 373 million POPs, approximately 131 million of which are in Latin America. Nextel International is the largest SMR service provider in Brazil and Mexico, and holds the largest SMR channel position in Argentina. The Company's strategy is focused on using its leading analog dispatch or SMR channel positions in its principal markets, together with Nextel Communications' experience and supplier relationships, to upgrade its services from analog dispatch to digital ESMR services. The Company intends to use digital iDEN(TM) technology developed by Motorola in its ESMR networks. The Company launched commercial ESMR service in Sao Paulo and Buenos Aires in the second quarter of 1998 and currently plans to launch commercial ESMR service in Rio de Janeiro, Mexico City and Manila during the third quarter of 1998. The Company also expects that its Japanese affiliate, J-Com, will introduce multi-functional commercial ESMR service in the Kanto region of Japan (which includes Tokyo) by the end of 1998. The timing of the Company's currently planned launch schedule depends on a number of factors, some of which are beyond the Company's control. See "Risk Factors." The Company's upgrade to digital networks will allow it to increase capacity significantly and to offer, in a single digital subscriber unit, additional services and advanced features, such as direct connect (group calling and instant conferencing), telephone interconnect and text messaging services.


     As of March 31, 1998, the Company directly or indirectly owned 100% of Nextel Mexico; 100% of Nextel Argentina; 70.1% of Nextel Peru; 30% of Nextel Philippines, accounted for using the equity method; 21% of J-Com accounted for using the equity method; approximately 15% of Clearnet, accounted for as an investment available-for-sale and reflected at fair market value and a contractual right to receive 12.1% of the profits of the Shanghai GSM System, accounted for as a cost method investment. Additionally, the Company, through an 81% equity interest in Nextel Brazil and Nextel Brazil's 95% equity interest in Nextel S.A., held a 77% equity interest in Nextel S.A. The Company's consolidated financial statements include the accounts of Nextel Brazil, Nextel Mexico, Nextel Argentina and Nextel Peru commencing January 30, 1997, September 1, 1997, February 1, 1998 and February 1, 1998, respectively, which are the approximate dates when the Company acquired a controlling interest in the respective companies.

     The accounts of the Company's consolidated foreign subsidiaries and those foreign subsidiaries accounted for under the equity method are presented utilizing accounts as of a date one month earlier than the accounts of the Company and its United States subsidiaries to ensure timely reporting of consolidated results.

  REVENUES

     The Company derives its revenues primarily from (i) activation fees, which are the initial charges paid by a new subscriber for service; (ii) monthly fixed access charges, which vary depending on the plan chosen by the subscriber; (iii) airtime charges, which are billed based on usage; (iv) monthly rental charges, which are derived from the leasing of wireless equipment; (v) the sale of handsets to subscribers; and (vi) in certain markets, various local taxes and fees which are passed on to customers. Each Operating Company sets the pricing of the different components of its services in accordance with its marketing plan in each of the markets in which it operates, taking into account, among other things, competitive factors. Usage revenues are accrued for during the month incurred and billed at the end of the monthly billing cycle. Rental fee revenues and monthly fixed access charges are billed in advance and recognized in the period service was delivered. Equipment sales are recognized at the time of sale.

     In general, revenue per subscriber is higher in the Company's markets than in the United States. In 1996 the average monthly analog SMR revenue per subscriber in the United States was approximately $16 compared to $47 in the Company's Latin American markets. In 1996, the average monthly cellular revenue per subscriber in the United States was approximately $48 compared to $88 in the Company's principal markets ($88 represents the combined average monthly cellular bill for Argentina, Brazil, Mexico, Peru and the Philippines). In part, this is due to the poor quality of landline service and unsatisfied demand for telephony services generally found in emerging markets. In many emerging markets, including most of those in which the Operating Companies conduct business, wireless service is often used as a substitute for landline service, which increases the relative usage per subscriber and the revenue per subscriber. As the Company upgrades its existing analog SMR networks to ESMR networks and begins to offer enhanced services and features, it expects increased revenue per subscriber. Over time, the Company expects such increases will be partially offset by a decline in rates resulting from increased competition and lower average usage per subscriber.


     By principally targeting business customers, the Company believes it experiences lower customer turnover, lower acquisition costs per subscriber and a generally more stable customer base than if it targeted customers in the general population. In addition, customers using the Company's ESMR systems will be required to have ESMR handsets, which are not compatible with or adaptable for use on a cellular or PCS system. The Company believes that the cost incurred by a customer switching to a competing cellular or PCS service may also result in lower turnover.



     Historically, the Company has experienced relatively high rates of churn and bad debt expenses. However, the Company has taken a number of steps to reduce these levels, including tightening the credit screening process, instituting the requirement of longer term contracts and formulating more aggressive collection processes.



     The Company expects the revenues of the Operating Companies to increase significantly over the next few years due to the launch of commercial ESMR service in Sao Paulo and Buenos Aires during the second quarter of 1998 and the planned launch of such services in Rio de Janeiro, Mexico City and Manila during the third quarter of 1998. See "Business -- Operations and Investments." In addition, as the Company upgrades its existing analog SMR networks to ESMR networks, it anticipates its revenues will increase substantially due to the large increase in subscriber capacity that results from ESMR system design and operation and the expected increase in average revenue per subscriber that is expected to result from the Company's ability to offer enhanced services and features for which it can charge higher fees. Although the Company believes it will be able to obtain the necessary licenses and launch its services as planned, no assurance can be given that it will be able to do so. See "Risk Factors -- Government Regulation."



     The Company is subject to the laws and regulations governing telecommunication services in effect in each of the countries in which the Operating Companies conduct business. These laws and regulations cover, among other things, the number of licenses that can be used in any one service area by affiliated companies, the construction and loading requirements necessary to retain a license, the number of telephone numbers that can be assigned to an individual licensee, the type of customer to whom service can be provided and the rights of a licensee to interconnect with a public telecommunications network. Each of these factors can have a significant influence on the Company's ability to generate revenues and are subject to change by the governmental agency responsible for determining the laws and regulations in the respective countries. The Company cannot predict what future laws and regulations might be passed that could have a material effect on the Company's results of operations. The Company assesses the impact of significant changes in laws and regulations on a regular basis.


  COSTS AND EXPENSES RELATED TO REVENUES

     Costs and expenses related to revenues include both the cost of radio service revenue and the cost of equipment sales and maintenance. Cost of radio service revenue represents the cost of maintaining networks, interconnection charges, site lease costs, technical expenses and utilities. The Company anticipates the cost of radio service revenue will increase with the expansion of its wireless networks. However, as a percentage of revenue, the Company anticipates that cost of radio service revenue will decrease over time as a result of economies of scale in operations and efficiencies achieved through digital technology. Cost of equipment sales and maintenance represents the cost of equipment sold or leased. As the Company expands, the cost of equipment sales and maintenance as a percentage of related revenue is expected to decrease over time as a result of the expected decrease in the cost of handsets and other wireless communications equipment.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


     At the corporate level, selling, general and administrative expenses consist primarily of compensation expenses and to a lesser extent include expenses such as rent, professional fees and other general corporate expenses. At the Operating Company level, selling, general and administrative expenses consist primarily of customer acquisition costs, advertising and to a lesser degree salaries and office expenses. Prior to 1997, substantially all of selling, general and administrative expenses were incurred at the Nextel International level. As the consolidated Operating Companies continue to expand their wireless communications networks and add subscribers, the Company expects a larger portion of selling, general and administrative expenses to be incurred at the Operating Company level. The Company expects selling, general and administrative expenses to increase over time as it continues to expand its operations. As a percentage of revenues, however, the Company expects these expenses will decrease as a result of anticipated revenue growth as the number of subscribers increases.


     The Company is billed directly on a monthly basis by landline telephone companies for interconnect services and by various governments for taxes. The Company bills its subscribers for these charges and taxes and is responsible for collecting the charges and taxes from them. Many of the countries in which the Company operates do not have established credit bureaus, thereby making it more difficult for the Company to ascertain the creditworthiness of potential customers. Accordingly, the Company experiences a relatively high level of bad debt expense in most of its markets. In particular, the Company's bad debt expense as a percentage of revenue and customer turnover in Brazil and Argentina have been significantly higher than that in the Company's other markets.

  DEPRECIATION AND AMORTIZATION


     Prior to 1997, the Company's depreciation and amortization expense was primarily attributable to the depreciation of property, plant and equipment at its corporate headquarters. As a result of the acquisitions of a controlling interest in Nextel Brazil in January 1997, Nextel Mexico in August 1997 and Nextel Argentina and Nextel Peru in January 1998 and possible future acquisitions, the Company expects depreciation and amortization to increase significantly.


  INTEREST INCOME

     Interest income represents income earned on notes receivable, cash and cash equivalents and marketable securities. Interest income is expected to increase temporarily in 1998 as the net proceeds of the 1998 Notes Offering are invested pending their application as set forth under "Financing Plan."

  INTEREST EXPENSE

     Historically, interest expense has consisted of amounts payable on the 1997 Notes and to a lesser extent outstanding borrowings under the Brazil Motorola Financing. Interest expense is expected to increase in future periods as a result of the 1998 Notes Offering and the incurrence of additional indebtedness, including the Brazil Motorola Financing and the Argentina Credit Facility.

  LOSS FROM EQUITY METHOD INVESTMENTS

     Loss from equity method investments represents the Company's proportionate share of net income or loss from its investments in companies of which it owns between 20% and 50%. For the year ended December 31, 1997, loss from equity method investments consisted of the Company's proportionate share of net losses from its interest in Nextel Mexico prior to obtaining a controlling interest in August 1997, 30% interest in Nextel Philippines and 50% interest in Nextel Argentina after May 6, 1997. For the three months ended March 31, 1998, loss from equity method investments consists of the Company's proportionate share of net losses from its 30% interest in Nextel Philippines and 21% interest in J-Com after March 17, 1998. Loss from equity method investments also includes amortization of the excess purchase price over net assets acquired in its investments in entities accounted for under the equity method.

  OTHER, NET

     Other, net consists primarily of foreign currency transaction gains and losses. In addition, it also includes fees received for management services provided to Shanghai CCT McCaw and Nextel Philippines.

  MINORITY INTEREST

     Minority interest represents the 19% interest in Nextel Brazil (or approximately 23% interest in Nextel S.A. subsequent to the MCS Transaction) not owned by the Company, the 23% minority interest in Nextel Mexico not owned by the Company prior to acquiring 100% of Nextel Mexico and the 30% minority interest in Nextel Peru not owned by the Company.

  INCOME TAX BENEFIT (PROVISION)

     The Company is subject to income taxes in the United States and in each of the jurisdictions in which the Operating Companies conduct business. In the United States, the Company is included in the consolidated tax return of Nextel Communications; however, the tax accounts are stated as if the Company filed a separate return pursuant to the terms of a Tax Sharing Agreement between the Company and Nextel Communications dated as of March 6, 1997 (the "Tax Sharing Agreement").

     In the periods prior to the Company's merger with Nextel International (CANMEX), Ltd. ("Nextel Canmex"), the Company was precluded from recognizing income tax benefits associated with its U.S. net operating losses because it was not reasonably certain that the Company would generate taxable income. Historically on a stand-alone basis, Nextel Canmex generated taxable income from the interest earned on its investments of cash and cash equivalents. Because accounting rules related to the pooling of interest method of accounting preclude the offsetting of the Company's historical net operating losses against Nextel Canmex's historical taxable income, the Company has recognized only the Nextel Canmex income tax expense in the combined financial statements presented prior to the merger date. Subsequent to the merger, which occurred in the first quarter of 1997, the Company combined the tax attributes of the merged companies. The Company is obligated to pay to Nextel Communications, pursuant to the Tax Sharing Agreement, amounts for taxes paid by Nextel Communications because net operating losses at the Operating Company level cannot be used for United States income tax purposes and interest expense on the 1997 Notes is not, and interest expense on the Notes is not expected to be, deductible for United States income tax purposes.

     Subsequent to the acquisitions of Nextel Brazil and Nextel Mexico, the Company recognized income tax benefit related to its operations in Brazil and Mexico. Certain of the Brazilian and Mexican subsidiaries have taxable temporary differences allowing for the recognition of the tax benefits derived from net operating losses. The Company expects that the tax benefits from net operating losses in these Brazilian and Mexican subsidiaries will continue to be recognized in its financial statements throughout 1998.

HISTORICAL RESULTS OF OPERATIONS

  THREE MONTHS ENDED MARCH 31, 1998 VS. THREE MONTHS ENDED MARCH 31, 1997

     Revenues increased $7.1 million to $8.6 million for the three months ended March 31, 1998 from $1.5 million for the three months ended March 31, 1997. Costs and expenses related to revenues increased $2.8 million to $3.6 million for the three months ended March 31, 1998, compared to $0.8 million for the three months ended March 31, 1997. The increases were primarily attributable to the acquisition of controlling interests in Nextel Mexico, MCS and Nextel Argentina in August 1997, September 1997 and January 1998, respectively (collectively, the "Acquisitions"). For the periods ended subsequent to the Acquisitions, the results of Nextel Mexico, MCS and Nextel Argentina are included in the Company's consolidated financial statements. For the three months ended March 31, 1997, substantially all of the revenues and costs and expenses related to revenues result from the two months of SMR operations of Nextel Brazil included in the Company's consolidated financial statements.

     Selling, general and administrative expenses increased $11.1 million to $15.2 million for the three months ended March 31, 1998, compared to $4.1 million for the three months ended March 31, 1997. The increase is primarily attributable to the effect of the Acquisitions as well as increased costs at Nextel Brazil necessary to support the launch of ESMR commercial service, including sales, marketing and administrative support costs.

     Depreciation and amortization expense increased $6.6 million to $9.2 million for the three months ended March 31, 1998, compared to $2.6 million for the three months ended March 31, 1997. The increase is primarily attributable to the effect of the Acquisitions.

     Interest income increased $1.5 million to $4.3 million for the three months ended March 31, 1998, compared to $2.8 million for the three months ended March 31, 1997. The increase was primarily attributable to income recognized on the investment of the then-remaining net proceeds from the 1997 Notes Offering. See "-- Liquidity and Capital Resources."

     Interest expense increased $13.4 million to $19.0 million for the three months ended March 31, 1998, compared to $5.6 million for the three months ended March 31, 1997. The increase is primarily attributable to interest expense associated with the 1997 Notes Offering.

     Loss from equity method investments decreased $0.6 million to $1.3 million for the three months ended March 31, 1998, compared to $1.9 million for the three months ended March 31, 1997. The decrease was primarily attributable to the effect of the Acquisitions. As of March 31, 1998, the only Operating Companies being accounted for under the equity method were Nextel Philippines and J-Com.

     Other income totaling $1.2 million for the three months ended March 31, 1998 is primarily comprised of foreign currency transaction gains in Mexico partially offset by foreign currency transaction losses in Brazil.

     Minority interest increased $0.8 million to $1.2 million for the three months ended March 31, 1998, compared to $0.4 million for the three months ended March 31, 1997. The increase is primarily attributable to the increase in both the net loss and minority ownership interest of Nextel Brazil.

     Income tax benefit increased $3.9 million to $4.4 million for the three months ended March 31, 1998, compared to $0.5 million for the three months ended March 31, 1997. The increase is primarily attributable to the effect of the Acquisitions as well as increased tax net operating losses in Brazil.

  YEAR ENDED DECEMBER 31, 1997 VS. 1996

     The Company's consolidated financial statements include the accounts of Nextel Brazil and Nextel Mexico commencing January 30, 1997 and September 1, 1997, respectively, which are the dates when the Company acquired a controlling interest in the respective companies. Prior to September 1, 1997, Nextel Mexico was accounted for using the equity method. The Company's consolidated financial statements also include the accounts of Nextel Argentina prior to May 6, 1997, when it was contributed to the Argentina Joint Venture. On and after May 6, Nextel Argentina is accounted for using the equity method. In 1997, substantially all of the revenues and costs and expenses related to revenues result from the eleven months of Nextel Brazil's SMR operations and four months of Nextel Mexico's SMR operations included in the Company's consolidated financial statements.

     Revenues increased to $13.0 million in 1997 from $0 in 1996. The increase in revenues is primarily attributable to fees generated from analog SMR services provided in Brazil in 1997 by affiliates of Nextel Brazil and from analog SMR services provided in Mexico in 1997 by affiliates of Nextel Mexico. Nextel Argentina commenced commercial operations in February 1997; therefore, minimal revenues were recognized in 1997 and no revenues were recognized in 1996.


     Selling, general and administrative expenses increased $17.5 million to $26.8 million in 1997 from $9.3 million in 1996. Approximately $17.4 million of the increase is attributable to Nextel Brazil. Additionally, approximately $2.4 million of the increase is attributable to the four months of Nextel Mexico's SMR operations. The increase in selling, general and administrative expenses from Nextel Brazil's and Nextel Mexico's operations was partially offset by a $2.0 million decrease attributable to the contribution of Nextel Argentina to the Argentina Joint Venture.

     Depreciation and amortization increased to $18.4 million in 1997 from $200,000 in 1996. Approximately $14.0 million and $3.8 million of the increase is attributable to the depreciation and amortization expense of Nextel Brazil and Nextel Mexico, respectively. The remaining increase is due to the amortization of licenses in Nextel Argentina.

     Interest income increased $15.4 million to $19.7 million in 1997 from $4.3 million in 1996. The increase was primarily attributable to income recognized on the investment of the net proceeds from the 1997 Notes Offering prior to their application in the Company's business.

     Interest expense of $56.6 million was recognized in 1997, which primarily represents accretion on the 1997 Notes and amortization of associated debt issue costs. In 1997, the Company capitalized $2.5 million of interest expense in connection with the construction and development of its digital ESMR networks. No significant interest expense was recognized in 1996.


     Loss from equity method investments increased $5.4 million to $11.4 million in 1997 from $6.0 million in 1996. The increase was primarily attributable to approximately $5.1 million in losses associated with the Company's 50% interest in Nextel Argentina. Additionally, losses associated with its 30% interest in Nextel Philippines increased $2.6 million primarily due to the effect of the devaluation of the Philippine Peso. The increase in loss from equity method investments was partially offset by the effect of Nextel Mexico no longer being accounted for under the equity method.


     Other net of $5.6 million increased from $400,000 in 1996. The increase in 1997 is primarily attributable to approximately $6.0 million in foreign currency transaction gains recognized upon the remeasurement of Nextel Brazil's and Nextel Mexico's net monetary liabilities denominated in the local currency to the U.S. dollar.

     Minority interest in the net loss of Nextel Brazil and Nextel Mexico totaled $2.1 million in 1997. The amount is primarily attributable to the minority shareholders' approximately 23% interest in the net loss of Nextel Brazil.

     The Company recognized an income tax benefit of $6.3 million in 1997 compared to an income tax provision of $1.4 million in 1996. The income tax benefit recognized in 1997 was primarily attributable to $8.0 million of operating losses and changes in temporary timing differences of Nextel Brazil and Nextel Mexico. The foreign income tax benefits recognized during 1997 were partially offset by a U.S. tax provision of $1.7 million resulting from the taxes payable on the interest income associated with the investment of the net proceeds from the 1997 Notes Offering pending their application in the Company's business. The income tax provision recognized in 1996 was primarily attributable to the taxes associated with Nextel Canmex's interest income.

  YEAR ENDED DECEMBER 31, 1996 VS. 1995


     Nextel Argentina commenced commercial operations in February 1997. Accordingly, there were no revenues or costs and expenses related to revenues in 1996 and 1995.


     Selling, general and administrative expenses increased $9.0 million to $9.3 million in 1996 from $300,000 in 1995. The increase is attributable to $6.3 million of additional expenses related to the increase in staffing and expenses associated with the corporate oversight function, $1.3 million related to Nextel Argentina start-up costs and $1.4 million of inventory write-offs at Nextel Argentina.

     Depreciation and amortization expense increased to $200,000 in 1996 from $0 in 1995. The increase is primarily attributable to depreciation from property, plant and equipment associated with the corporate oversight function.

     Interest income decreased $1.9 million to $4.3 million in 1996 from $6.2 million in 1995. The decrease is primarily due to lower amounts of cash and cash equivalents on hand during 1996.

     Interest expense of $300,000 represents interest accrued on an intercompany note payable to Nextel Communications outstanding during the fourth quarter of 1996. No interest-bearing intercompany notes existed during 1995.

     Loss from equity method investments decreased $900,000 to $6.0 million in 1996 from $6.9 million in 1995. The decrease is primarily attributable to the net loss of Nextel Mexico decreasing from $31.3 million in 1995 to $11.8 million in 1996. The decrease in the net loss of Nextel Mexico was partially offset by the Company's increase in ownership percentage during 1996 and $1.3 million of additional amortization of the excess purchase price over net assets acquired in its Nextel Philippines and additional Nextel Mexico investments. The decrease in the net loss of Nextel Mexico was primarily due to foreign currency exchange losses incurred in 1995 and interest expense reductions during 1996.

     Other, net consisted of income of $400,000 in 1996 compared to expense of $15.0 million in 1995. Other income recognized during 1996 primarily relates to amounts recognized under technical services agreements with Nextel Philippines and Shanghai CCT McCaw. Other expenses recognized during 1995 consists primarily of a $15.0 million write-down of the Company's investment in Nextel Mexico, which represented an other than temporary decline in value resulting from the decline in the Mexican Peso.

     Income tax expense decreased $700,000 to $1.4 million in 1996 from $2.1 million in 1995. The decrease in income tax expense is attributable to Nextel Canmex's interest income decreasing during 1996 as a result of lower amounts of cash and cash equivalents on hand throughout the year.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has incurred historical net losses of approximately $131.3 million from inception through March 31, 1998. These losses resulted from operating expenses required to support the development of the Company's wireless communications networks, other start-up costs and the fact that through March 31, 1998 only $21.6 million of consolidated revenues had been recorded. The Company expects to continue to incur increasing losses and negative operating cash flows as it continues to build-out and upgrade its existing wireless communications networks. Through March 31, 1998, funds necessary to finance the Company's activities have been provided to the Company primarily (prior to March
1997) by its parent, which is an unrestricted subsidiary of Nextel Communications, in the form of equity contributions and (since March 1997) from the net proceeds of the 1997 Notes Offering and the 1998 Notes Offering, and to a lesser extent from vendor financing, including the existing Motorola Financings. Nextel Communications is not obligated to provide any additional funding to the Company.

     Net cash used by operating activities for the three months ended March 31, 1998 was approximately $26.8 million. Net cash provided by (used in) operating activities for 1995, 1996 and 1997 was approximately $6.1 million, $(2.9) million and $(16.5) million, respectively. In 1995 and 1996, cash from operating activities consisted mainly of interest income generated from cash held by Nextel Canmex offset by selling, general and administrative expenses of the Company. During 1997 and for the three months ended March 31, 1998, cash used in operations consisted primarily of selling, general and administrative expenses related to the development and management of wireless communication networks in Brazil and Mexico offset by interest income earned on the proceeds of the 1997 Notes.

     Net cash used by investing activities for the three months ended March 31, 1998 was approximately $69.7 million consisting primarily of investment in the Operating Companies to buildout the Company's ESMR infrastructure, to fund acquisitions of Nextel Peru and J-Com, and to acquire the remaining 50% interest in Nextel Argentina. Net cash used in investing activities approximated $47.9 million, $72.3 million and $389.2 million, for 1995, 1996, and 1997, respectively. In 1995, investing activities consisted of the purchase of SMR licenses and investments in Nextel Mexico. During 1996, the Company's investments consisted primarily of the purchase of analog infrastructure equipment and equity interests in Nextel Mexico and Nextel Philippines. During 1997, cash used in investing activities consisted of the purchase of ESMR infrastructure equipment, additional ownership interests in Nextel Mexico and investments in marketable securities.

     Net cash provided by financing activities for the three months ended March 31, 1998 was approximately $400.1 million. Net cash provided by financing activities approximated $1.6 million, $43.0 million and $512.4 million, for 1995, 1996, and 1997, respectively. In both 1995 and 1996, financing activities consisted mainly of capital contributions from Nextel Communications, which were partially offset by repayment of amounts due to Nextel Communications. During 1997, cash provided by the Company's financing activities consisted mainly of proceeds from the issuance of the 1997 Notes, offset by repayment of other long-term debt and amounts due to Nextel Communications. Cash and cash equivalents increased to approximately $303.6 million at March 31, 1998. Working capital as of March 31, 1998 increased to $441.8 million compared to $223.3 million at December 31, 1997. The cash provided by financing activities and the increase in working capital are primarily a result of the Company receiving approximately $387 million of net proceeds from the 1998 Notes Offering.



     The Company currently estimates its funding requirements for fiscal year 1998 to be approximately $810 million. These amounts consist primarily of the purchase of switches and other equipment, the acquisition of cell sites, the cost of constructing the ESMR network, loading subscribers, the acquisition of licenses and investments and funding of operating losses. The Company currently estimates that approximately $227 million of such requirements will be related to expenditures in Brazil, $161 million in Argentina, $152 million in Mexico, $29 million in Peru and $74 million in the Philippines, including any additional funding of Nextel Philippines, currently estimated to be $50 million during fiscal year 1998. See "Financing Plan" and "Risk Factors -- Significant Capital Requirements for Operations."



  MOTOROLA FINANCINGS AND BANK FACILITY



     Motorola MOU. In November 1996, Nextel Communications, Nextel International and Motorola entered into the Motorola MOU regarding the provision of equipment financing by Motorola including the Motorola Financings. Under the Motorola MOU, Motorola agreed to provide an aggregate of up to $400 million in vendor financing to Nextel Communications and Nextel International for the worldwide purchase of iDEN equipment and services and ancillary products (such as switches). In March 1997, Motorola and Nextel Communications entered into a term sheet increasing the maximum worldwide vendor financing available to Nextel Communications and Nextel International to $650 million, with a maximum non-U.S. amount outstanding of $400 million, subject to certain per country limits as agreed in the Motorola MOU. The Motorola MOU does not provide for equipment financing to Nextel Mexico. The Motorola MOU sets a limit of $125 million per country (other than the United States and Canada) on the amount that may be borrowed under the Motorola Financings. In June 1997 and October 1997, pursuant to the Motorola MOU, the Company and Motorola entered into definitive agreements for financing the purchase of up to $14.7 million and $125 million of equipment and related services by Nextel Philippines and Nextel Brazil, respectively.



     Commitments provided by Motorola to provide financing to any Operating Company (other than Clearnet and J-Com) including Nextel Brazil and Nextel Philippines, count 100% against Motorola's $650 million aggregate commitment. Currently, Motorola has not committed any financing to any Operating Company other than the existing Motorola Financings described below. The Motorola MOU contemplates that the loans under the Motorola Financings will bear interest at a rate of 2% to 4% over prime rate, depending on the Operating Company placing the order and the country in which such company is installing the iDEN equipment, and that such loans could have a maturity of up to six years. Borrowings by an Operating Company may be secured by all the assets and stock of such Operating Company and it is expected that the Company will guarantee such borrowings on a pro rata basis based on the equity interest of the Company in the Operating Company incurring such borrowings.


     Any amounts available to be borrowed by the Operating Companies under the Motorola Financings will be reduced by any amounts borrowed by Nextel Communications and its subsidiaries other than the Company and the Operating Companies. Nextel Communications has committed to the Company that at least $95 million of the financing contemplated to be provided by Motorola pursuant to the Motorola MOU will be available to the Company. On March 13, 1998, Nextel Communications and its relevant subsidiaries entered into a new and increased bank credit facility with respect to its United States operations, and upon consummation of such new facility, Nextel Communications made certain initial borrowings thereunder for, among other purposes, the repayment in full of all amounts then outstanding under its United States vendor financing arrangements with, among other lenders, Motorola. Simultaneously with such repayment, Nextel Communications terminated all related agreements and lines of credit with Motorola that relate to the United States. However, Motorola and Nextel Communications are not precluded in the future from entering into agreements to make financing available pursuant to the Motorola MOU to Nextel Communications and its

U.S. subsidiaries. Accordingly, there can be no assurance that more than $95 million of the Motorola Financing will be available to fund the Operating Companies' equipment purchases. In addition, to the extent total amounts outstanding from Motorola to Nextel Communications and its subsidiaries, including the Company and the Operating Companies (other than Clearnet and J-Com), plus requests for additional financing from Motorola by Nextel Communications and its subsidiaries (other than the Company and the Operating Companies) would exceed $650 million, the Company is required to repay or cause to be repaid sufficient borrowings such that after giving effect to such repayment, the total amount of loans outstanding from Motorola to Nextel Communications and its subsidiaries, including the Company and the Operating Companies (other than Clearnet and J-Com), will not exceed $650 million. Nextel Communications (on behalf of itself and its subsidiaries other than the Company and the Operating Companies) has agreed with the Company not to borrow more than $400 million under the Motorola MOU.



     Philippines Motorola Financing. In June 1997, Nextel Philippines and Motorola entered into the Philippines Motorola Financing pursuant to which Motorola committed to provide a maximum amount of $14.7 million in term loans to Nextel Philippines to finance the purchase of infrastructure equipment and services from Motorola. The Philippines Motorola Financing matures in June 1999 and provides for an annual interest rate of LIBOR plus 506 basis points. Pursuant to the Philippines Motorola Financing the term loans are secured by a first-priority lien on substantially all of Nextel Philippines' assets and a pro rata guarantee of such financing by each of Nextel Philippines' shareholders, including the Company. As of March 31, 1998, all of the $14.7 million had been borrowed.



     Brazil Motorola Financing. In October 1997, Nextel Brazil and Motorola Credit entered into the Brazil Motorola Financing, pursuant to which Motorola Credit agreed to provide up to $125 million in term loans to Nextel Brazil to finance the purchase of infrastructure equipment and services from Motorola. The Brazil Motorola Financing is repayable in semiannual installments over a period of 42 months commencing June 30, 2000 and bears interest at an annual rate periodically determined by the Company at either LIBOR plus 4.63% or the Prime Rate plus 2.5%. Pursuant to the Brazil Motorola Financing, the loans are secured by a first priority lien on substantially all of Nextel Brazil's assets, a pledge of all of the stock of Nextel Brazil and its subsidiaries, including Nextel S.A., and guarantees by the Company and Motorola International (which indirectly holds a 5% equity interest in Nextel S.A.) of 93.9% and 6.1%, respectively, of Nextel Brazil's obligations under such financing. Additionally, approximately $66.6 million of the Company's cash, cash equivalents and marketable securities was restricted at March 31, 1998 for use as future equity investments in Nextel Brazil and its subsidiaries. The Brazil Motorola Financing contains certain financial covenants that require the following: (i) a Fixed Charge Coverage Ratio of not less than 1.25:1.00 at the end of each fiscal quarter; provided, however, if the stockholder guaranties have not terminated, not less than 1.00:1.00; (ii) a net worth of greater than $0 at the end of each fiscal quarter; (iii) EBITDA at the end of each quarter ranging from $(10,000,000) at June 30, 1998 to $125,000,000 at June 30, 2002 and thereafter;
and (iv) minimum recurring revenues ranging from $10,000,000 at June 30, 1998 to $225,000,000 at December 31, 2001. As of March 31, 1998, approximately $58.6 million had been drawn, and the remaining $66.4 million was available for future borrowings under the Brazil Motorola Financing.


     During the period from the consummation of the 1997 Notes Offering to March 31, 1998, the Company used $471.9 million of the net proceeds from the 1997 Notes Offering and the 1998 Notes Offering to increase its ownership interest in certain Operating Companies and to acquire licenses, and to fund capital expenditures, operating losses, working capital and general corporate purposes.


     Argentina Credit Facility. As of February 27, 1998, Nextel Argentina entered into the Argentina Credit Facility, an $83 million senior secured credit facility, which facility, as amended on May 8, 1998, was increased to $100 million. Borrowings under the Argentina Credit Facility are subject to the satisfaction or waiver of certain conditions. Loans under the Argentina Credit Facility will bear interest at a rate equal to either (i) the ABR plus 2.75% (ABR is the highest of the prime rate, the base CD rate plus 1% and the federal funds rate plus 0.5%) or (ii) the Eurodollar rate plus 3.75% (the Eurodollar rate is the LIBO rate multiplied by the statutory reserve rate). Tranche A loans may be used for financing the import of capital goods; Tranche B loans may be used for financing the import of capital goods, financing capital expenditures related to development, expansion and upgrade of Nextel Argentina's network system, permitted spectrum acquisitions and general working capital needs. In addition, Nextel Argentina may request additional term loans (the "Incremental Facility Loans") from $10 million to $50 million, provided that Nextel International matches such loans on a dollar-for-dollar basis. The maximum amount available under the Incremental Facility Loans is $50 million. The Argentina Credit Facility is secured by a pledge of the stock of Nextel Argentina and a first priority lien on the assets of Nextel Argentina and its subsidiaries and each of Nextel Argentina's material subsidiaries have guaranteed the Argentina Credit Facility. The loans under the Argentina Credit Facility will be repaid in quarterly installments beginning September 30, 2000 and ending March 31, 2003. The first nine installments will be equal to 1/18 of the then-outstanding balance and the final installment will be in an amount equal to the then-outstanding balance. As of May 29, 1998, $21 million of the $100 million available had been borrowed under the Argentina Credit Facility and no amounts had been borrowed under the Incremental Facility Loans.


     In connection with the Argentina Credit Facility, Nextel International has entered into a Capital Subscription Agreement whereby it agreed to make aggregate equity contributions in cash or equipment to Nextel Argentina as follows: $115.5 million on or before June 30, 1998, $133 million on or before December 31, 1998, $140.1 million on or before June 30, 1999 and $148 million on or before December 31, 1999. As of March 31, 1998, the Company has made contributions totaling $145.5 million to Nextel Argentina. Nextel Argentina will be required to make mandatory prepayments under the Argentina Credit Facility equal to 50% of Excess Cash Flow commencing with the fiscal year ending December 31, 2000. Borrowings may be made in minimum amounts of $5 million. The Argentina Credit Facility also contains certain financial and operating covenants. See "Description of Other Indebtedness."



  FUTURE CAPITAL NEEDS AND RESOURCES



     The Company believes that the net proceeds from the 1998 Notes Offering, together with available cash, cash equivalents and marketable securities and borrowings expected to be available under the existing Motorola Financings and the Argentina Credit Facility, will be sufficient to fund the Company's current operations during fiscal year 1998, including the planned expansion of its existing operations, including any optional additional funding of Nextel Philippines, currently estimated to be $50 million during fiscal year 1998; however, there can be no assurance that such funds will be sufficient. The Company does not believe the Philippines Shareholders intend to fund Nextel Philippines during fiscal year 1998. The lack of such funding, either from the Company, the Philippines Shareholders, or other sources, would have a material adverse effect on Nextel Philippines. If, among other things, the Company's plans change, its assumptions regarding its funding needs associated with the further build-out, expansion and enhancement of its ESMR network at the Operating Company level prove to be inaccurate, the other shareholders in certain of the Operating Companies do not fund their expected capital requirements, it consummates acquisitions or investments in addition to those currently contemplated or at higher prices than currently contemplated, if it increases its equity ownership interests in certain of the Operating Companies beyond those currently contemplated, it experiences growth in its business or subscriber base greater than that which was anticipated in developing the 1998 Plan, it experiences unanticipated costs or competitive pressures, the relevant Operating Companies are unable to access funds under the existing Motorola Financings and/or the Argentina Credit Facility, or the net proceeds from the 1998 Notes Offering together with any other funds available to the Company and the Operating Companies or any other borrowings otherwise prove to be insufficient to meet such cash needs during fiscal year 1998, the Company may be required to seek additional capital sooner than anticipated. Additionally, the Company and other Restricted Group Members can incur indebtedness only in compliance with the terms of the covenants contained in the Indentures. See "Description of the Notes" and "Description of Other Indebtedness." The availability of borrowings under the existing Motorola Financings and under the Argentina Credit Facility are subject to the satisfaction or waiver of certain conditions. See "Description of Other Indebtedness." The Company will also require significant additional capital in years subsequent to 1998 to fund the further build-out, expansion and enhancement of its ESMR networks, to fund operating losses and for other purposes. To the extent the Company's then-existing financing sources are insufficient to meet such needs, the Company may seek to raise such additional capital from public or private equity or debt sources. There can be no assurance that the Company will be able to raise such capital on satisfactory terms, if at all. See "Risk Factors -- Significant Capital Requirements."

     Pursuant to the Nextel Brazil Put, the Telcom Group has the right between October 31, 2001 and November 1, 2003, to require Nextel Brazil to redeem such shareholder's interest in Nextel Brazil at fair market value as determined pursuant to an appraisal procedure. Motorola has the right to exercise the Nextel Peru Put if Motorola owns at least 19% of the outstanding shares of Nextel Peru and Nextel Peru does not purchase ESMR infrastructure equipment from Motorola, provided that such ESMR infrastructure equipment is technologically competitive and is offered to Nextel Peru by Motorola on competitive commercial terms. Pursuant to the Philippines Partner Agreements, the Gotesco Group has the right, beginning in January 1999, to exercise the Gotesco Put at a purchase price of approximately $9.4 million. Additionally, the Company, pursuant to the Philippines Partner Agreements, may, at its option, fund Nextel Philippines' future capital needs, currently estimated to be $50 million for 1998, pursuant to loans that may be converted into equity of Nextel Philippines at the option of the Company. The lack of such optional funding of Nextel Philippines would have a material adverse effect on Nextel Philippines. See "Risk
Factors -- Significant Capital Requirements for Operations." The Company anticipates that it would seek any required funding to meet any such obligations through the issuance of additional debt and equity securities at both the Company level and the applicable Operating Company levels, future equity investments in such Operating Companies by new local partners and capital contributions from Nextel Communications in the form of cash or common stock of Nextel Communications. Nextel Communications has no obligation to provide any financing in any form and there can be no assurance that the Company or any of the other Operating Companies will be successful in obtaining all of the amounts required to fund any Operating Company Put obligations. The failure to fund any such obligation may have a material adverse effect on the Company.



     In addition to the Operating Company Puts, the Company and certain Operating Companies have certain deferred payment obligations that will mature during or after 1998. Upon approval by Anatel, the Company will be required to pay approximately $4.6 million to finalize the transfer, pursuant to a number of option agreements entered into with the respective shareholders of Nextel Brazil's corporate licensees, of 1,180 of its 1,955 channels. See
"Business -- Brazil -- Regulatory and Legal Overview." Pursuant to a services agreement entered into between Nextel Mexico and certain shareholders of Grupo San Luis, in connection with the Company's purchase of Grupo San Luis' equity interest in Nextel Mexico, Nextel Mexico has agreed to pay such shareholders' aggregate consulting fees of approximately $6.6 million in January 1999 as consideration for regulatory advice and consulting services rendered to Nextel Mexico. The Company is obligated to pay to Nextel Peru the remaining purchase price of $20.7 million for its equity interest in Nextel Peru by July 30, 1998. Additionally, in connection with the Argentina Credit Facility, the Company has agreed to contribute at least $50 million of additional capital in the form of cash or new equipment to Nextel Argentina by December 31, 1999. As of March 31, 1998, the Company had made contributions totaling $32.3 million to Nextel Argentina in satisfaction of the required $50 million.


     In the future, the Company may consider obtaining financing from various sources, including vendor financing provided by equipment suppliers (including the Motorola Financings), project financing from commercial banks and international agencies such as International Finance Corporation and Overseas Private Investment Corporation, bank lines of credit and sales of equity and debt issued by the Operating Companies and/or the Company. To the extent the Company issues debt, its leverage and debt service obligations will increase. There can be no assurance that the Company will be able to raise such capital on satisfactory terms, if at all.

     The Company owns 100% of Nextel Mexico and Nextel Argentina, 81% of Nextel Brazil (or approximately 77% of Nextel S.A.) and 70.1% of Nextel Peru. The Company's other assets consist of minority ownership interests in Nextel Philippines and J-Com, passive minority investment stakes in the Shanghai GSM System and Clearnet and as of March 31, 1998, cash, cash equivalents and marketable securities of approximately $468.6 million consisting primarily of net cash proceeds remaining from the 1997 Notes Offering and the 1998 Notes Offering. Even though the Company participates in the management of the Operating Companies (except in China and Canada) and has certain contractual rights designed to protect its interests as a minority shareholder, it cannot control the outcome of matters submitted to the shareholders of the Operating Companies in which it has less than a majority interest. In addition, the Company may be unable to access the cash flow of its affiliated companies because (i) it does not have the requisite control to cause such entities to pay dividends and (ii) substantially all of such entities are parties to or expected to become parties to vendor financing or other borrowing agreements that severely restrict the payment of dividends, and such entities are likely to continue to be subject to such restrictions and prohibitions for the foreseeable future. The existing Motorola Financings and the Argentina Credit Facility restrict the payment of dividends to the Company by the Operating Companies that have debt outstanding thereunder. Any future vendor or bank financings are likely to include similar covenants restricting the payment of dividends. See "Risk Factors -- Substantial Indebtedness; Ability to Service Debt; Refinancing Risks."

INFLATION AND FOREIGN CURRENCY EXCHANGE

     The net monetary assets of the Company's subsidiaries are subject to foreign currency exchange risks since they are maintained in local currency. Certain of the Operating Companies conduct business in countries in which the rate of inflation is significantly higher than that of the United States. The Company will attempt to protect its earnings from inflation and possible currency devaluation by trying to periodically adjust the relevant Operating Companies' prices in local currencies and in some cases setting such prices in direct relation to the U.S. dollar. However, there can be no assurance that any significant devaluation against the U.S. dollar could be offset, in whole or in part, by a corresponding price increase. While the Company routinely assesses its foreign currency exposure, the Company has not entered into any hedging transactions.

     The countries in which the Operating Companies now conduct business generally do not restrict the repatriation or conversion of local or foreign currency. There can be no assurance, however, that this will be the case in each market that the Company may enter in the future or that this situation will continue in the Company's existing markets. The Operating Companies are all directly affected by their respective countries' governmental, economic, fiscal and monetary policies and other political factors. See "Risk Factors -- Currency Risks and Exchange Controls."

NET OPERATING LOSS CARRYFORWARDS

     As of December 31, 1997, there were the following net operating losses ("NOLs") at the Operating Company level: (i) $13.7 million in Brazil; (ii) $20.0 million in Argentina and (iii) $67.8 million in Mexico. Such NOLs are only available to be utilized as a potential future reduction of taxes at the Operating Company level and their use in any one year may be limited by the Operating Companies' ability to generate sufficient taxable income.

IMPACT OF YEAR 2000 ISSUE

     The Company and Nextel Communications are evaluating the Company's computer systems and software to determine whether they will function properly with respect to dates in the year 2000 and thereafter. Management believes that most of the Company's computer systems and software are year 2000 compliant. However, the Company cannot assess the impact of the Year 2000 on operators of PSTNs or other (such as electric and other utility) service providers in the countries in which the Company operates. Because the Company's systems will be interconnected with those of the relevant PSTN and will be dependent upon the systems of other service providers, any disruption of operations in the computer programs of the relevant PSTN or of such service providers would likely have an impact on the Company's systems in such countries and there can be no assurance that such impact will not have a material adverse effect on the Company's operations in such countries.

                               INDUSTRY OVERVIEW

DEMAND FOR COMMUNICATIONS SERVICES IN EMERGING MARKETS

     The rapid expansion and modernization of economies in many emerging markets have resulted in a significant increase in demand for telecommunications services. Telecommunications services are viewed as essential to sustaining rapid economic growth and to improving productivity and competitiveness in emerging markets. Telephone service and system quality in most of these markets, however, remains poor due to under investment in landline infrastructure. In addition, telecommunications providers in such markets have been unable to meet the rising demand for telecommunications service which has resulted in long waiting lists for the installation of telephone lines and service. The countries in which the Operating Companies currently conduct business, other than Japan, Canada and China, have an average of 8.1 access lines per 100 people compared to
59.4 access lines per 100 people in the United States. Waiting time for the installation of a landline telephone ranges from approximately 1.5 years in Brazil to 3.6 years in the Philippines.

     While wireless communications in the United States provides an attractive supplemental service to a well developed and reliable landline telephone system, in many emerging markets wireless communications have become an important alternative to the relatively antiquated, overburdened and unreliable landline telephone systems. Furthermore, in most of the emerging markets where the Operating Companies conduct business, wireless communications services tend to be more readily available and in many cases provide higher quality service than landline systems. In addition, wireless networks can be constructed relatively quickly and are less expensive to install than landline networks. In 1996, the average cellular penetration rate in the emerging markets in which the Operating Companies conduct business (which excludes Japan, Canada and China) was 1.3% (compared to a cellular penetration rate of 16.6% in the United States). By 2000, the average cellular penetration rate in those countries is expected to increase to 6.5% representing an average annual growth rate of 51%, compared to an average annual growth rate of 22% in the United States. In terms of regional cellular growth from year end 1996 through year end 2000, the number of cellular subscribers is estimated to grow an average of 46% per year in Latin America and 37% per year in the Asia Pacific region.

     The following table sets forth certain information with respect to the emerging markets in which the Company operates, together with comparative information for the United States.

                                                                                       WAITING                     CELLULAR/PCS
                                                                                       TIME FOR                      MONTHLY
                                                                         TELEPHONE   INSTALLATION                    AVERAGE
                                  COUNTRY      POPULATION      GNP/      LINES PER   OF LANDLINE    CELLULAR/PCS   REVENUE PER
                                POPULATION       GROWTH     CAPITA PPP   100 POPS     TELEPHONE     PENETRATION     SUBSCRIBER
                                  (1)(2)         (1)(2)       (1)(3)      1996(1)       (1)(4)        1996(1)         (1)(5)
                               -------------   ----------   ----------   ---------   ------------   ------------   ------------
                               (IN MILLIONS)                                           (YEARS)
Brazil.......................       160           1.9%       $ 5,630        7.5          1.5             1.7%          $ 99
Mexico.......................        91           2.0          7,050        9.6          0.3             1.1             54
Argentina....................        35           1.3          8,920       16.0          0.2             1.9            121
Peru.........................        24           1.8          3,690        4.7          0.8             0.7            120
Philippines..................        73           2.2          2,800        2.6          3.6             1.2             45
United States................       264           1.1         25,860       59.4           --            16.6             48

---------------
(1) Source: The Strategis Group, Latin America Cellular/PCS Markets, 1997, Asia-Pacific Cellular/PCS Markets, 1997, Pyramid Research Wireless Markets and Strategies, World Telecom Development Report, Cellular
    Telecommunications Industry Association Data Survey and the International Mobile Telecommunications Association.

(2) Data for the United States is for 1995; all other data is for 1996.

(3) Data is calculated using the purchasing power method; data for the United States is for 1994; all other data is for 1995.

(4) Data for Brazil is for 1996; all other data is for 1995.

(5) Data for Mexico is for 1997; all other data is for 1996.

WIRELESS TECHNOLOGY

     Currently, three systems dominate the market for wireless communications services: SMR/ESMR, cellular/PCS and paging. The Operating Companies utilize one or more of each of these forms of wireless communications. The following is a brief description of each type of wireless communications system.

     SMR/ESMR

     SMR, also referred to as "trunked radio" or wireless dispatch communications, is primarily a business communications tool which provides cost effective point-to-multipoint or "one-to-many" voice communications. This service allows reliable, flexible and convenient communications among a defined group of users, typically within a business or "work group."

     Historically, SMR operators have generally been unable to provide mobile telephone service competitive with that provided by cellular operators because of various factors affecting SMR system capacity and voice quality. The primary factors affecting capacity and voice quality include: the smaller portion of the radio spectrum allocated to SMR; regulations and procedures that initially served to spread ownership of SMR licenses among a large number of operators in each market, thereby limiting the amount of SMR spectrum available to any particular operator; and the limitations of traditional SMR technology which employs analog transmission and a single site, high power transmitter configuration which precludes the use of any given SMR frequency by more than one caller at a time within a given service area.

     Partially as a result of the constraints on capacity, SMR operators, including the Operating Companies that offer SMR services, have traditionally emphasized radio dispatch service, which involves shorter duration communications than mobile telephone service and places less demand on system capacity. The traditional SMR market, therefore, has been oriented primarily to business customers such as contractors, service companies, security firms and delivery services that have significant field operations and need to provide their personnel with the ability to communicate directly with one another, either on a one-to-one or on a one-to-many basis. The broader market of businesses and individuals that are primarily interested in mobile telephone service has been largely beyond the reach of traditional SMR operators.

     The 800 MHz SMR spectrum in the United States and in other countries is generally adjacent and functionally equivalent to cellular frequencies. As a result, iDEN digital ESMR technology has been developed by Motorola specifically to provide digital service using the SMR frequency band. The Company intends to use iDEN technology in its ESMR networks.

     Similar to cellular telephone technology, digital ESMR technology is based upon the division of a given geographical area into a number of cells and the simultaneous re-use of radio channels in non-contiguous cells within the system. Each cell contains a low power transmitter-receiver at a base station that communicates by central switching point or mobile switching center that controls the routing of calls and that, in turn, is connected to the public switched telephone network. The switch enables ESMR mobile telephone users to move freely from cell to cell while continuing their calls. In general, an ESMR network requires fewer sites than are needed for a PCS network.

     ESMR technology provides the capability to offer integrated wireless communications services over one network utilizing common cell and digital switching infrastructures as well as multi-functional handsets. Historically, the mobile telephone, paging, dispatch and mobile data market segments were served by discrete networks utilizing separate technologies, handsets and phone numbers despite the fact that a number of users subscribed to one or more of these services. In contrast to this historical segmentation of the wireless industry, the Company believes that ESMR technology will make it possible to integrate all such segments of wireless mobile communications.

     Motorola has developed its proprietary iDEN digital technology, which allows analog SMR networks to be upgraded to digital ESMR networks offering enhanced services such as instant conferencing (enhanced dispatch), mobile telephone (interconnect), short-text messaging with acknowledgment (alphanumeric paging) and data transmission. The iDEN technology uses a version of the Time Division Multiple Access ("TDMA") digital transmission technology used by certain providers of digital cellular services. The iDEN technology carries up to three voice and/or control paths per channel for the ESMR network's mobile telephone function and up to six voice and/or control paths per channel for the ESMR network's instant conferencing function.

     During the third and fourth quarters of 1996, Nextel Communications launched commercial service of its current generation iDEN digital ESMR networks in several markets in the United States and, during the fourth quarter of 1996, Clearnet launched commercial services of its iDEN digital ESMR network in the Ontario-Quebec market under the "MiKE(TM)" brand name. Since then, both Nextel Communications and Clearnet have continued expanding their iDEN digital ESMR networks in additional markets. As of March 31, 1998, Nextel Communications provided services to approximately 1,641,500 ESMR subscriber units and Clearnet publicly reported that it provided services to approximately 57,400 ESMR subscriber units. See "Risk Factors -- Technology Risks."


     The implementation of an ESMR network utilizing iDEN digital technology involves upgrading existing SMR systems via two fundamental changes in system architecture. First, the analog transmission format of traditional SMR systems is replaced by a digital TDMA transmission format. Second, the single high-powered transmitter typical of traditional SMR systems is replaced or augmented by a number of low powered transmitters, dispersed across the coverage area, enabling frequency reuse. Additionally, the ESMR frequency reuse system uses a mobile switching office to enable the hand-off of transmissions from one transmitter to another as subscribers move across the coverage area.


     Cellular/PCS

     Cellular telephone systems are capable of providing high quality, high capacity voice and data communications to and from vehicle-mounted and hand-held radio telephones. Cellular telephone systems are capable of handling thousands of calls at any one time and providing service to hundreds of thousands of subscribers in any particular area.

     Cellular telephone technology is based upon the division of a given geographical area into a number of cells and the simultaneous re-use of radio channels in non-contiguous cells within the system. Each cell contains a low power transmitter-receiver at a base station that communicates by a switch that controls the routing of calls and that, in turn, is connected to the public switched telephone network. The switch enables cellular telephone users to move freely from cell to cell while continuing their calls.

     Cellular telephone systems generally offer subscribers the features offered by the most up-to-date landline telephone services. Cellular telephone systems are interconnected with the landline telephone network which allows subscribers to receive and originate local, long-distance and international calls from their cellular telephones. As a result, cellular telephone system operators require an interconnection arrangement with the local landline telephone companies and the terms of such arrangements are material to the economic viability of the system.

     A cellular telephone system's capacity can be increased in various ways. Initially, increasing demand may be satisfied by adding available channel capacity to cells. When all available channels are used, further growth can be accomplished through a process known as cell splitting. Cell splitting entails dividing a single cell into a number of smaller cells allowing for greater channel re-use, thereby increasing the number of calls that can be handled in a given area.


     Currently, the three most widely deployed analog air-interface cellular standards are Advanced Mobile Phone System ("AMPS"), Nordic Mobile Telephone ("NMT"), and Total Access Communications System ("TACS"). The AMPS and TACS systems currently operate in the 800 and 900 MHz frequency band and the NMT systems can operate in either the 450 or 900 MHz ranges. The most prevailing air-interface standards utilizing digital technology include GSM and Digital Advanced Mobile Phone System ("DAMPS"). DAMPS systems are currently deployed in the 800 MHz frequency range and also have been employed in PCS systems constructed on the 1.8-1.9 GHz frequency ranges. DAMPS utilizes either TDMA or Code Division Multiple Access transmission techniques. Both AMPS and DAMPS are the most widely deployed systems in the Americas. GSM, which is widely deployed in Europe and Asia, can operate at either the 900 MHz or (in an upbanded variant referred to as GSM/PCS) at the 1.8-2.0 GHz frequency ranges.

     Paging

     Paging is a well-established wireless technology, and is widely available in many countries. A paging system typically consists of a number of transmitter sites connected to a central messaging center. The messaging center receives incoming messages from the public telephone network and prepares batches of messages for transmission to subscribers. There are two basic types of paging services: numeric (digital display) and alphanumeric, which allows subscribers to receive and store messages of up to 5,000 characters consisting of both letters and numbers. Historically, paging was a one-way communication service; however, technological advances in wireless messaging have made two-way communications possible. Two-way paging systems allow message acknowledgment responses and the transmission of short data messages by the paging subscriber. In emerging markets where telephone penetration is low, paging often provides an affordable alternative to public telephone service.

     The table below illustrates some of the main differences between SMR/ESMR, cellular/PCS and paging.

                COMPARISON OF SMR/ESMR, CELLULAR/PCS AND PAGING

                                    SMR/ESMR           CELLULAR/PCS            PAGING
                                    --------           ------------            ------
Services Offered..........        Voice, data,        Voice and data         Data only
                                 direct connect        (one-to-one)         (one-to-one
                                  (one-to-many                                and one-
                                      and                                     to-many)
                                  one-to-one)
Typical Frequency Range...          800 MHz              800 MHz            Lowband and
                                                      (cellular) 1.8          931 MHz
                                                       and 1.9 GHz
                                                          (PCS)

                                    BUSINESS


     Nextel International is a leading international wireless communications services company based on the number of people and the number of SMR channels in its licensed service areas. The Company provides wireless communications services in five of the largest cities in Latin America and three of the largest cities in Asia. The Company's markets cover approximately 373 million POPs, approximately 131 million of which are in Latin America. Nextel International is the largest SMR service provider in Brazil and Mexico, and holds the largest SMR channel position in Argentina. The Company's strategy is focused on using its leading analog dispatch or SMR channel positions in its principal markets, together with Nextel Communications' experience and supplier relationships, to upgrade its services from analog dispatch to digital ESMR services. The Company intends to use digital iDEN(TM) technology developed by Motorola in its ESMR networks. The Company launched commercial ESMR service in Sao Paulo and Buenos Aires in the second quarter of 1998 and currently plans to launch commercial ESMR service in Rio de Janeiro, Mexico City and Manila during the third quarter of 1998. The Company also expects that its Japanese affiliate, J-Com, will introduce a multi-functional commercial ESMR service in the Kanto region of Japan (which includes Tokyo) by the end of 1998. The timing of the Company's currently planned launch schedule depends on a number of factors, some of which are beyond the Company's control. See "-- Operations and Investments." The Company's upgrade to digital networks will allow it to increase capacity significantly and to offer, in a single digital subscriber unit, additional services and advanced features, such as direct connect (group calling and instant conferencing), telephone interconnect and text messaging services.


     The Company owns majority controlling interests in wireless communications services companies in Brazil, Mexico, Argentina and Peru and owns equity interests and actively participates in the management of wireless communications services companies in the Philippines and Japan. The Company also owns an approximately 15% equity interest in Clearnet and has a contractual right through its Chinese joint venture to receive 12.1% of the profits generated by the Shanghai GSM System. The Company does not actively participate in the management or in formulation of the business plans or policies of Clearnet or the Shanghai GSM System and considers them passive investments. The Operating Companies have wireless communications networks in some of the largest cities in their respective countries, including Sao Paulo, Rio de Janeiro, Mexico City, Buenos Aires, and Lima, which are five of the largest cities in Latin America, and Shanghai, Manila and Tokyo, which are three of the largest cities in Asia.

     The Company holds licenses covering more SMR channels than any other SMR or ESMR system operator in Brazil and Argentina and believes it is among the largest SMR (and potential ESMR) service providers, based on its channel position, in its principal markets in Mexico, Peru, the Philippines and Japan. The Company's asset base includes (i) licenses or management rights to over 5,600 SMR channels in the 800 MHz band (which is adjacent to and functionally equivalent to cellular frequencies) to provide wireless communications services over such channels and (ii) deployed analog or digital wireless communications services networks in the markets where the Operating Companies conduct business. The Company's licenses were acquired for approximately $569 million, or under $4.00 per POP, which is significantly less than the prices paid for cellular and PCS licenses in comparable markets around the world.

     Nextel International markets its wireless communications services primarily to business customers and mobile work forces, such as service companies, security firms, contractors and delivery services. Companies with mobile work forces represent growing sectors of the economies in the Company's markets. These types of businesses often have the need to provide their personnel with the ability to communicate directly with one another, either on a one-to-one or one-to-many basis. By upgrading its operations to provide ESMR services, the Company will increase significantly the quality and capacity of its wireless communications networks utilizing SMR frequencies and be in a position to offer a broader array of digital wireless services to a larger customer base.

     Nextel International has built and retained a senior management team composed of executives with substantial experience in the telecommunications industry in the United States and in emerging markets. In addition, senior management teams at the Operating Companies are composed primarily of nationals of the countries in which the Operating Companies are located, all of whom have experience in the telecommunications industry and/or extensive functional area expertise. See "Management."

     Nextel International is an indirect wholly owned subsidiary of Nextel Communications, which is the largest provider of SMR and ESMR services in the United States with revenues of approximately $739 million for the twelve months ended December 31, 1997 and $327 million for the three months ended March 31, 1998. Nextel Communications offers a differentiated, integrated package of digital wireless communications services primarily to business users. As of March 31, 1998, Nextel Communications provided service to approximately 1,641,500 digital subscriber units in the United States. At March 31, 1998, the Nextel Communications digital network provided coverage in various markets throughout the United States, including in and around 78 of the top 100 MSA's in the United States. Nextel Communications' largest shareholders include certain entities controlled by Craig O. McCaw and Motorola.

     For a discussion of the Company's financial data by geographic segments, see Note 15 to the Company's consolidated financial statements appearing elsewhere in this Prospectus.

RECENT DEVELOPMENTS

     On March 12, 1998, the Company completed the sale of the Private Notes for aggregate net proceeds to the Company of approximately $387 million. The 1998 Notes Offering is part of the Company's financing plan designed to meet expected funding requirements that are estimated to total approximately $810 million during 1998.

     In connection with the 1998 Notes Offering, on March 12, 1998, the Company consummated the Clearnet Transaction, pursuant to which a wholly owned subsidiary of Nextel Communications transferred to the Company 6,777,778 Class D Shares of Clearnet in exchange for 906.32 shares of the Company's Series A Preferred Stock. See "-- Operations and Investments -- Canada." Additionally, in connection with the 1998 Notes Offering, on March 12, 1998, the Company issued
82.54 shares of Series A Preferred Stock to a wholly owned subsidiary of Nextel Communications for consideration of approximately $8.3 million.


     The Company expects to amend the Restated Articles of Incorporation by the end of June 1998 to amend certain terms of the Series A Preferred Stock and the Series B Preferred Stock. The amendments to the terms will be as follows:



           (i) an amendment to provide that any dividends payable on the outstanding shares of Series B Preferred Stock may, at the option of the Company, be paid in additional shares of Series B Preferred Stock, except in certain specified circumstances;



           (ii) an amendment to provide that the Company will at all times reserve and maintain for issuance a sufficient quantity of shares of Series B Preferred Stock to provide for the payment of the maximum amount of Series B Preferred Stock issuable pursuant to subparagraph (i) above;



          (iii) an amendment revising the definition of "Exchange Trigger Event" with respect to the Series A Preferred Stock to remove the requirement that Nextel Communications must own less than 50% of the Company's outstanding shares following (A) a recapitalization or reorganization of the Company or
     (B) a registered, underwritten public offering of any capital stock of the Company in order for such event to be considered an "Exchange Trigger Event"; and



           (iv) an amendment revising the Company's right to redeem the Series A Preferred Stock to provide that any partial redemption of the Series A Preferred Stock will require the prior consent of the holders of a majority of the shares of Series A Preferred Stock outstanding (rather than the prior consent of the affected holders).



     In addition to the amendments noted above, the Company is amending the Restated Articles of Incorporation, to provide, as permitted under Washington corporate law, that as long as the Company is not a public company, any action required or permitted to be taken at a shareholders' meeting may be taken by a written consent of the shareholders of the Company holding in the aggregate the minimum number of shares required to take such action at a meeting in which all shares entitled to vote on the action were present and voted.


     The following is an overview of the Company's recent investments and acquisitions:

     Brazil. On September 26, 1997, Nextel S.A. (formerly Airlink S.A.), a subsidiary of Nextel Brazil and the indirect holder of Nextel Brazil's SMR channels and related operating assets in Brazil acquired (i) 49% of the capital stock of MCS, an indirect wholly owned subsidiary of Motorola; (ii) an option to purchase the remaining 51% of the capital stock of MCS; and (iii) certain assets of MCS. The MCS option is exercisable for $3.2 million upon receipt of certain necessary approvals from Brazilian regulatory authorities. In connection with the MCS Transaction, Motorola acquired 5% of the outstanding capital stock of Nextel S.A., which effectively diluted the Company's ownership in its Brazilian operations to 77%. MCS owns SMR licenses in 13 of the largest Brazilian cities, including Sao Paulo, Rio de Janeiro and Belo Horizonte. The MCS Transaction increased Nextel S.A.'s SMR channel holdings in each major city in Brazil. See "-- Operations and Investments -- Brazil."

     Argentina. The Company acquired the remaining 50% equity interest in Nextel Argentina for $46 million on January 30, 1998. Nextel Argentina is the largest SMR channel holder in Argentina and has licenses to conduct a nationwide paging business. Nextel Argentina currently has approximately 4,000 paging subscribers in Buenos Aires and Mar del Plata. In December 1997, Nextel Argentina acquired an additional 60 SMR channels in Buenos Aires for $12 million in a government auction, increasing its SMR spectrum holdings in Buenos Aires to 12 MHz. See "-- Operations and Investments -- Argentina."

     Mexico. Since January 1, 1997, through a series of transactions, the Company has increased its equity interest in Nextel Mexico from 30.1% to 100% for consideration equal to approximately $132.2 million. As a result of such transactions, the Company has effectively satisfied the former shareholders' put rights and is no longer subject to their corporate governance rights. See
"-- Operations and Investments -- Mexico."


     Peru. On January 29, 1998, the Company purchased 70.1% of the common equity of Nextel Peru for $27.9 million, $23.8 million of which will represent new capital to be contributed to Nextel Peru to finance the expansion, upgrade and operation of its wireless services business. As of March 31, 1998, the Company had paid $7.2 million to Nextel Peru, and the remaining $20.7 million will be paid in the form of capital contributions, which the Company expects will be made prior to July 30, 1998. Nextel Peru, through its subsidiaries, currently offers analog SMR services in the greater Lima area, and holds licenses covering 138 SMR channels. Nextel Peru currently plans to upgrade to ESMR service in 1999. See "-- Operations and Investments -- Peru."



     Philippines. In February 1998, the Company reached an agreement in principle with the Philippines Shareholders, including the Gotesco Group which owns a 20% interest in Nextel Philippines, and finalized the Philippines Partner Agreements in April 1998. Pursuant to the Philippines Partner Agreements (i) the Nextel Philippines corporate governance arrangements were restructured to give the Company increased minority shareholder rights; (ii) the Company purchased existing shareholder loans of the Philippines Shareholders totaling approximately $19.6 million, which loans bear interest at 18% per annum and are convertible into equity of Nextel Philippines; (iii) the Company may, at its option, fund Nextel Philippines' future capital needs, currently estimated to be $50 million for fiscal year 1998, pursuant to loans that, at the option of the Company, may be converted into equity of Nextel Philippines; the lack of such optional additional funding for Nextel Philippines would have a material adverse effect on Nextel Philippines; (iv) the Gotesco Group has the right to exercise the Gotesco Put for approximately $9.4 million, beginning in January 1999; and
(v) the Company has the right to call the Gotesco Group's 20% interest for approximately $11.6 million, if the Gotesco Group does not exercise the Gotesco Put. The ability of the Company to convert shareholders' loans into equity, satisfy the Gotesco Put or call the Gotesco Group's 20% interest is subject to applicable Philippines foreign ownership rules. The Company does not believe the Philippines Shareholders intend to fund Nextel Philippines in fiscal year 1998. The lack of such funding, either from the Company, the Philippines Shareholders, or other sources, would have a material adverse effect on Nextel Philippines. See "-- Operations and Investments -- Philippines," "-- Corporate
Governance -- Philippines" and "Risk Factors -- Significant Capital Requirements for Operations."

     Japan. On March 17, 1998, the Company purchased a 21% equity interest in J-Com for a purchase price of Y77.2 million (approximately $593,000). The Company also provided a shareholder loan of Y4.1 billion (approximately $31.5 million) to J-Com. J-Com has a contractual right to provide service in Japan under a sublicense covering more than 125 million POPs. DJSMR, a Japanese partnership in which an affiliate of Motorola is the majority partner, holds a 49% equity interest in J-Com. The remaining equity interests in J-Com are held by Nichimen (which holds a 25% equity interest), and ORIX (which holds a 5% equity interest).

PENDING INVESTMENT

     Indonesia. On August 15, 1997, the Company entered into a preliminary agreement with GSK which gives the Company the right, upon receipt of required regulatory approval, to purchase a 37.5% interest in MKT. MKT holds a provisional license for 80 SMR channels in Indonesia that can be converted into an operating license upon satisfaction of certain regulatory approvals by June 30, 1998. Although the Company believes that MKT presents it with significant opportunities to expand its SMR network in Asia, the Company does not intend to make any substantial investment in MKT until the economic and political conditions in Indonesia, in particular, and the economic conditions in Asia generally, have stabilized. To date, the Company has advanced $1.5 million to MKT in the form of a loan that is guaranteed by GSK.

THE NETWORK

     The following table provides a brief overview of the wireless communications systems of each of the Operating Companies and MKT as of March 31, 1998, except as otherwise noted.

                                                                                                                  START DATE
                                NEXTEL                                                        SUBSCRIBERS             OF
                             INTERNATIONAL                   PROPORTIONATE       SYSTEM          AS OF            COMMERCIAL
          MARKET               OWNERSHIP     POPULATION(1)    POPULATION          TYPE         12/31/97            SERVICES
---------------------------  -------------   -------------   -------------   ---------------  -----------   -----------------------
                                              (MILLIONS)      (MILLIONS)
OPERATING COMPANIES:
  Brazil...................        77%(2)         60.0(3)         46.2       SMR/ESMR            19,000     October 1994/1998(4)
  Mexico...................       100%            45.0            45.0       SMR/ESMR            30,000     September 1993/1998(4)
  Argentina................       100%            19.3            19.3       Paging/SMR/ESMR     16,000     April 1996/
                                                                                                            February 1997/1998(4)
  Peru(5)..................      70.1%             7.0             4.9       SMR/ESMR             3,000     April 1995/1999
  Philippines..............        30%            73.0            21.9       Paging/ESMR         55,000     February 1995/1998(4)
                                                                                                            April 1994/October
  Canada(6)................        15%            30.0             4.5       SMR/ESMR/PCS       151,000     1996/
                                                                                                            October 1997
  Japan(7).................        21%           125.0            26.5       SMR/ESMR            38,000     May 1997/1998(4)
  China (Shanghai).........      12.1%(8)         14.0             1.7       GSM                 66,000     June 1995
                                                 -----           -----                          -------
    Subtotal...............                      373.3           170.0                          378,000
PENDING TRANSACTION:
  Indonesia................      37.5%(9)         19.8             7.4
                                                 -----           -----                          -------
    Total..................                      393.1           177.4                          378,000
                                                 -----           -----                          -------

---------------
(1) Represents estimated population of areas covered by Operating Companies' licensed frequencies as of December 31, 1997. See "Business -- Spectrum Position."

(2) Giving effect to the MCS Transaction, the Company through its 81% equity interest in Nextel Brazil, and Nextel Brazil's 95% equity interest in Nextel S.A., holds a 77% equity interest in Nextel S.A.

(3) Brazilian law provides that SMR and ESMR service may only be provided to businesses and not to individuals.


(4) The Company launched commercial ESMR service in Sao Paulo and Buenos Aires in the second quarter of 1998 and currently plans to launch commercial ESMR service in Rio de Janeiro, Mexico City and Manila during the third quarter of 1998. The Company also expects that its Japanese affiliate, J-Com, will introduce a multi-functional ESMR service in the Kanto region of Japan (which includes Tokyo) by the end of 1998. The timing of the Company's currently planned launch schedule depends on a number of factors, some of which are beyond the Company's control. See "Business -- Operations and Investments."


(5) Nextel Peru currently offers analog SMR services in the greater Lima area. The Company currently plans to launch commercial ESMR services in the greater Lima area in 1999. See "Business -- Operations and
    Investments -- Peru."

(6) Clearnet publicly reported that it had launched commercial ESMR and PCS services in Canada's largest urban centers in 1996 and 1997, respectively. The subscriber numbers are based on 1997 year end subscriber counts publicly reported by Clearnet and include SMR, ESMR and PCS services.

(7) J-Com currently offers digital dispatch SMR services in the Kanto region of Japan, which includes Tokyo. J-Com currently plans to launch multi-functional ESMR services in the Kanto region by the end of 1998. The subscriber count is based on information furnished to the Company in connection with its March 1998 investment in J-Com. See
    "Business -- Operations and Investments -- Japan."

(8) Represents the Company's share of profits from the Shanghai GSM System, which is accounted for under the cost method. The Company's share of profits was diluted from 25.2% to 12.1% in 1997 as a result of an equity investment by a new shareholder. The subscriber number is based on the most current subscriber count reported to the Company. See "Business -- Operations and Investments -- Shanghai, People's Republic of China."

(9) Represents the right to acquire a 37.5% equity interest in MKT upon receipt of required regulatory approvals by June 30, 1998. MKT holds a provisional license for 80 SMR channels that can be converted to an operating license upon satisfaction of certain regulatory approvals.

STRATEGY

     The Company's principal strategy is to grow by continuing to upgrade and expand its existing analog SMR wireless communications operations to incorporate digital wireless communications services, which will enable the Company to increase its subscriber base and revenues. The Company's strategy also involves seeking new investment opportunities in markets that satisfy the characteristics described above. The key elements of the Company's strategy are:

     Capitalize on Leading Position. The Company holds licenses covering more SMR channels than any other SMR or ESMR system operator in Brazil and Argentina and believes it is among the largest SMR (and potential ESMR) service providers, based on its channel position, in its principal markets in Mexico, Peru, the Philippines and Japan. This leading channel position has been established at a low cost relative to cellular and PCS providers. The Company believes its SMR channel position will allow it to incur lower capital expenditures to upgrade to digital networks compared to any of its competitors who control fewer SMR channels and also will create operating synergies.


     Expand by Providing Digital Enhanced Services. In markets where the Company operates analog SMR networks, it is upgrading its analog SMR networks to digital multi-functional ESMR networks using Motorola's iDEN technology. In Japan, J-Com is upgrading its digital dispatch SMR network to digital ESMR. The upgrade to digital ESMR networks will allow the Company to increase capacity and quality significantly and also offer, in a single digital subscriber handset, additional services and advanced features, which the Company believes will lead to increases in its subscriber base and average monthly revenue per subscriber. The Company launched commercial ESMR service in Sao Paulo and Buenos Aires in the second quarter of 1998 and currently plans to launch commercial ESMR service in Rio de Janeiro, Mexico City and Manila during the third quarter of 1998. The Company also expects that its Japanese affiliate, J-Com, will introduce a multi-functional ESMR service in the Kanto region of Japan (which includes Tokyo) by the end of 1998. The timing of the Company's currently planned launch schedule depends on a number of factors, some of which are beyond the Company's control. See "-- Operations and Investments."


     Provide a Broad International Network. The Company intends to deploy a broad international digital wireless network that will provide roaming capabilities on a single digital subscriber handset to its subscribers in selected markets where it provides service. By the end of 1998, the Company believes that its network will constitute one of the largest ESMR wireless communications systems in Latin America utilizing a single transmission technology. The Company's ESMR network is being designed, constructed and implemented to deliver uniform functionality by providing the same package of integrated, multiple-feature digital wireless communications services throughout its network.

     Benefit from Nextel Communications and Motorola Relationships. Nextel Communications is the largest SMR and ESMR provider in the United States with approximately 1,641,500 digital subscriber units in service and approximately 493,600 analog SMR units in service at March 31, 1998. The Company intends to continue to access the technology, operations, supplier relationships, network development and marketing expertise of Nextel Communications in upgrading its SMR networks to ESMR in its existing markets and to continue to leverage its relationship with Nextel Communications in entering new markets. In addition, the Company believes that it will continue to benefit from its relationship with Motorola, which supplies Nextel Communications and the Company with iDEN equipment and services. By utilizing Nextel Communications' expertise and relationships with suppliers, in particular with Motorola, the Company believes that it will be able to deploy ESMR networks that are competitive with cellular and PCS networks in its principal markets.

     Maintain Active Management Role. The Company has acquired controlling ownership and management positions in its principal markets to the extent local law does not restrict such foreign ownership or management control positions. As of March 31, 1998, the Company had a controlling interest in its Operating Companies in Brazil, Mexico, Argentina and Peru. Where the Company holds less than a majority interest in an Operating Company, it manages its investment through contractual arrangements that ensure representation on the board of directors or comparable governing body and enable it to veto or require its approval of certain corporate actions. The Company actively participates in the management of such Operating Companies, other than in China and in Canada, by (i) selecting key members of the local management team, (ii) managing the system's technology and infrastructure deployment, (iii) developing business plans and marketing plans together with local management,
(iv) maintaining close working relationships with partners, suppliers, regulators and others and (v) obtaining or arranging for financing.

     Pursue New Investments in Attractive Markets. The Company is pursuing new investment opportunities in geographic areas that offer attractive market fundamentals. At present, the Company plans to focus primarily on emerging markets in Latin America and Asia. The Company believes that such markets offer favorable long-term economic growth prospects and that geographic concentration may provide significant business synergies. In addition, the Company strives to purchase SMR channels in Latin American and Asian markets at a significantly lower cost than cellular and PCS providers have paid for their spectrum holdings in such markets.

     Partner with Strong Local Groups. Nextel International intends to seek strong local groups with the financial resources to invest as equity holders at the Company and Operating Company level. In addition, the Company intends to seek local partners who can play an active role in assisting the Operating Companies in securing licenses, obtaining necessary regulatory approvals and managing governmental relations for the Operating Companies.

SPECTRUM POSITION

     The Operating Companies' current license holdings represent one of the largest international wireless footprints, covering approximately 373 million POPs. The Company's spectrum strategy in the short-term is to strengthen its channel position in its existing markets in Latin America and Asia (other than China). The Company will also seek to acquire SMR channels or other wireless communications spectrum in other selected urban centers having attractive economic characteristics on an opportunistic basis. See "Summary -- The Company -- Recent Developments."

     In order to construct a digital network utilizing iDEN technology, the Company believes that at least 100 SMR channels are necessary in any given market. Generally, the Company estimates that each SMR channel has the capacity to provide service to approximately 100 subscribers using analog SMR technology. Deploying digital technology on these SMR channels will increase subscriber capacity significantly. Moreover, the Company believes its large channel position reduces capital expenditures required to upgrade to digital networks. Nextel International generally owns or has options to acquire at least 100 channels in the principal markets in which it intends to construct digital networks. In smaller markets, Nextel International will continue to focus its efforts on growing its analog SMR operations and subscriber base. The Company's licenses were acquired for approximately $569 million, or under $4.00 per POP, which is significantly less than the prices paid for cellular or PCS licenses in comparable markets around the world.

     The Company believes it has established a leading market position in terms of number of SMR channels in each of its principal markets. The following chart summarizes the Company's spectrum position as of May 15, 1998.


                                                 POPULATION OF         TOTAL SMR        TOTAL
                                                LICENSED AREA(1)       CHANNELS        SPECTRUM
                                                ----------------       ---------       --------
                                                   (MILLIONS)                           (MHZ)
  I.  SMR PROPERTIES
      (A) EXISTING MARKETS:
      BRAZIL(2)
      Greater Sao Paulo area:
      Sao Paulo..........................             18.4                 200(3)        10.0
      Campinas...........................              1.0                 140            7.0
      Santos.............................              0.5                 120            6.0
      Sao Jose dos Campos................              0.5                 120            6.0
                                                     -----               -----
      Total Greater Sao Paulo Area.......             20.4                 580             --
      Greater Rio de Janeiro area:
      Rio de Janeiro.....................             12.0                 160            8.0
      Niteroi............................              0.4                  60            3.0
                                                     -----               -----
      Total Greater Rio de Janeiro
      Area...............................             12.4                 220             --
      Belo Horizonte.....................              3.9                 160            8.0
      Porto Alegre.......................              3.1                 120            6.0
      Recife.............................              3.0                  80            4.0
      Salvador...........................              2.6                  60            3.0
      Fortaleza..........................              2.3                  40            2.0
      Curitiba...........................              2.1                 140            7.0
      Brasilia...........................              1.9                  80            4.0
      Belem..............................              1.5                  20            1.0
      Other Cities.......................              7.2                 455             --
                                                     -----               -----
      Total Brazil.......................             60.4               1,955             --
      MEXICO(4)
      Mexico City........................             18.3                 204           10.2
      Monterrey..........................              3.1                  25            1.3
      Guadalajara........................              3.5                  60            3.0
      Tijuana............................              1.0                  60            3.0
      Other Cities.......................             19.1               2,221             --
                                                     -----               -----
      Total Mexico.......................             45.0               2,570             --
      ARGENTINA(5)
      Buenos Aires.......................             13.0                 240           12.0
      Cordoba............................              2.4                 200           10.0
      Rosario............................              2.0                 200           10.0
      Mendoza............................              0.9                 200           10.0
      Other Cities.......................              1.0                  40             --
                                                     -----               -----
      Total Argentina....................             19.3                 880             --
      PERU
      Greater Lima Area..................              7.0                 138            6.9
      PHILIPPINES
      Nationwide.........................             73.0                 100            5.0
      JAPAN(6)
      Nationwide.........................            125.0                 239           12.0

                                                 POPULATION OF         TOTAL SMR        TOTAL
                                                LICENSED AREA(1)       CHANNELS        SPECTRUM
                                                ----------------       ---------       --------
                                                   (MILLIONS)                           (MHZ)
      CANADA
      Nationwide.........................             30.0                  NA           30.0
                                                     -----
         Subtotal........................            359.3               5,882
                                                     -----               -----
      (B) PENDING TRANSACTIONS:
      INDONESIA(7)
      Greater Jakarta....................             11.6                  80            4.0
      Bandung............................       2.4.......                  80            4.0
      Surabaya...........................       2.7.......                  80            4.0
      Other Cities.......................              3.1                  80            4.0
                                                     -----               -----
      Total Indonesia....................             19.8                  80             --
                                                     -----               -----
      TOTAL SMR..........................            379.1               5,962             --
                                                     =====               =====
 II.  CELLULAR PROPERTIES
      CANADA
      Nationwide PCS.....................             30.0                  --           30.0
      CHINA
      Shanghai GSM.......................             14.0                  --           12.0
                                                     -----               -----
      TOTAL CELLULAR.....................             44.0                  --             --
                                                     =====               =====
III.  PAGING LICENSES
      PHILIPPINES
      Nationwide.........................             73.0                  --             --
      ARGENTINA
      Nationwide.........................             35.0                  --             --
                                                     -----               -----
      TOTAL PAGING.......................            108.0                  --             --
                                                     =====               =====

---------------
(1) Represents the estimated POPs in the markets in which the Operating Companies holds licenses for or manages channels.

(2) Interest in 1,180 channels in Brazil is structured pursuant to a number of Option Agreements entered into with the respective corporate licensees of such channels. None of such channels are located in Sao Paulo. See
    "-- Brazil -- Regulatory and Legal Overview."


(3) Nextel Brazil intends to appeal Anatel's cancellation of 10 of its SMR channels in Sao Paulo.


(4) Excludes 1,040 channels in the 400 MHz frequency range.

(5) Includes 60 additional SMR channels acquired through a government auction in December 1997 for $12 million.

(6) J-Com has a sublicense to operate its SMR business using 239 nationwide channels in the 1.5 GHz frequency.

(7) In Indonesia, the Company has the right to acquire 80 SMR channels nationwide upon receipt of certain regulatory approvals by June 30, 1998.

NETWORK IMPLEMENTATION, DESIGN AND CONSTRUCTION


     The Company's networks are in various stages of development. In 1997, the Company commenced the design, development and construction of its ESMR networks in Argentina, Brazil, Mexico and the Philippines. The Company launched commercial ESMR service in Sao Paulo and Buenos Aires in the second quarter of 1998 and currently plans to launch commercial ESMR service in Rio de Janeiro, Mexico City and Manila during the third quarter of 1998. The Company also expects that its Japanese affiliate, J-Com, will introduce multi-functional commercial ESMR service in the Kanto region of Japan (which includes Tokyo) by the end of 1998.


     As the Company builds out its ESMR networks, it intends to leverage Nextel Communications' expertise and relationships in converting its United States SMR networks to ESMR networks. Nextel Communications is the largest operator of SMR and ESMR services in the United States with approximately 1,641,500 digital subscriber units in service and approximately 493,600 analog subscriber units in service as of March 31, 1998.

     The Company's critical design criteria for its upgrade to ESMR networks include:

          - Contiguous wide area coverage of substantially all of the major population areas and traffic corridors in its licensed areas;

          - Signal quality comparable to that currently provided by existing cellular and/or PCS carriers in such licensed areas;

          - Call "hand-off" for mobile telephone service throughout the ESMR networks;

          - Minimization of blocked and dropped calls;

          - The ability to offer advanced features such as data transmission and message services; and

          - Cost-efficient routing of calls to minimize local interconnection costs and toll charges and to provide maximum utilization of the Company's ESMR network facilities.

     The Company believes careful frequency planning is necessary prior to commencing network construction in order to ensure satisfactory coverage over the entire network. Frequency planning involves the selection of specific areas in the Company's markets for the placement of transmitter sites and the identification of specific frequencies that will be employed at each site in the initial configuration. Sites will be selected on the basis of their coverage and on frequency propagation characteristics.

     In addition to frequency planning and system design, the implementation of the proposed digital wireless networks requires site acquisition, equipment procurement, construction and equipment installation, testing and optimization. Sites are selected on the basis of their proximity to targeted customers, the ability to acquire and build the site and frequency propagation characteristics. Site procurement efforts include obtaining leases and permits and, in many cases, zoning approvals. Once the requisite governmental approvals are obtained, the preparation of each site, including grounding, ventilation, air conditioning and construction, typically takes three months, while equipment installation, testing and optimization generally takes an additional four weeks. Following commencement of system operations in a selected market, the Company expects to add new sites to its networks continually in order to improve coverage and capacity.


     The Company's ability to proceed with the build-out of its ESMR networks in its coverage areas or elsewhere may be subject to successful negotiation of site acquisitions or leases, the availability of equipment and receiving necessary governmental approvals. In addition, the timing of the scheduled build-out will be subject to obtaining additional financing on a timely basis and typical construction and other delays. See "Risk Factors -- Significant Capital Requirements for Operations" and "-- Expansion; Management of Growth."


BUSINESS DEVELOPMENT

     The Company's business development objective is to pursue undervalued SMR/ESMR license opportunities in major population centers, primarily in emerging markets throughout the world. Consistent with this objective, the Company intends to expand its subscriber base by building high-quality digital wireless networks in select countries. The Company will pursue such opportunities by acquiring or investing in projects in markets that meet the Company's investment criteria. In addition, the Company intends to pursue opportunities to enter into roaming agreements in contiguous countries in Latin America. The Company's criteria for investment include: (i) large, unsatisfied demand for telecommunications; (ii) favorable economic growth, business and regulatory climate; (iii) the prospects for locating strong local equity partners; (iv) the ability to have an active management role; (v) emerging market economies and high-density population areas; and (vi) favorable SMR/ESMR investment opportunities.

OPERATIONS AND INVESTMENTS

     The Operating Companies offer wireless communications services in Latin America (Brazil, Argentina, Mexico and Peru), Asia (Japan, the Philippines and Shanghai, China) and Canada. In addition, the Company has the right to purchase a 37.5% equity interest in MKT, which holds a provisional license for 80

SMR channels in Indonesia, subject to the receipt of regulatory approval by June 30, 1998. See "The Company -- Pending Investments."

BRAZIL

     Country Overview. With a population of approximately 160 million, Brazil is the largest country in Latin America and the fifth largest in the world. Over 77% of Brazil's inhabitants reside in urban areas. The two largest cities in Brazil are Sao Paulo, with a population of approximately 18 million, and Rio de Janeiro, with a population of approximately 12 million. Brazil has the highest GDP in Latin America, accounting for approximately 40% of Latin America's aggregate GDP. Sao Paulo and Rio de Janeiro, urban areas in which Nextel Brazil has its largest SMR channel positions, account for over 50% of the economic activity in Brazil. In addition, Sao Paulo has the highest average per capita annual income in the country.

     Beginning in December 1993, the Brazilian government launched an economic stabilization plan called the Real Plan (the "Real Plan"), which was intended to reduce inflation by decreasing certain public expenditures, collecting liabilities owed to the Brazilian government, increasing tax revenues, continuing a privatization program and introducing a new currency, the Real. Following the implementation of the Real Plan, according to the IGP-M/FGV General Index of Market Prices calculated by Getulio Vargas Foundation, inflation dropped significantly from previous levels, which at times had exceeded 40% per month, to monthly rates below 1% in 1997, and the value of the Brazilian Real has been relatively stable since its introduction.

     Although Brazil is the fifth most populous country in the world, it ranks only thirty-ninth in terms of telephone density. Less than 2% of the rural population and only 19% percent of all residences have telephone service, compared to 94% in the United States. In addition, 45% of Brazilian businesses do not own a telephone. The waiting list for landline telephone service in Brazil is approximately 1.5 years.

     Although Brazil was the last major country in Latin America to grant cellular licenses, it is now Latin America's largest cellular market, with more than 2.7 million subscribers as of December 31, 1996, which represented 40% of the total Latin American cellular subscriber base. Despite the large number of cellular subscribers in Brazil, the country's cellular penetration rate is only 1.7%, which is well below the United States 1996 cellular penetration rate of 16.6%. Driven by the backlogged demand for telecommunications, Brazil's cellular market has experienced substantial growth over the past few years, making it one of the fastest growing wireless markets in Latin America. The number of cellular subscribers in Brazil increased from 191,300 in 1993 to 2.7 million in 1996, a compound annual growth rate of 143%. Of these subscribers, approximately 25% were in Sao Paulo. Brazil's subscriber growth is expected to continue, with the number of subscribers projected to increase to over 13 million in 2000, an average annual growth rate of 48%. By the year 2000, Brazil's penetration rate is expected to be 8% and the country's share of Latin America subscribers is expected to reach 42%. At an average revenue per subscriber of $99 per month, Brazil's revenue per cellular subscriber is more than two times the average in the United States.

     The SMR business in Brazil is underdeveloped compared to the U.S. market. In 1996, Brazil had approximately 38,500 SMR subscribers or a .02% SMR penetration rate compared to .9% in the U.S. The average revenue per SMR subscriber per month of $62 was approximately four times the comparable U.S. average in 1996.


     Operating Company Overview. Nextel Brazil provides analog SMR services in 15 of Brazil's largest cities, including Sao Paulo, Rio de Janeiro, Belo Horizonte, Brasilia, Porto Alegre and Curitaba under the tradename "Airlink." Nextel Brazil launched commercial ESMR service in Sao Paulo under the tradename "Nextel(TM)" during the second quarter of 1998 and currently plans to launch commercial ESMR service in Rio de Janeiro in the third quarter of 1998.


     Nextel Brazil has over 390 SMR channels installed and operational in Brazil and operates 26 radio-antenna sites. Nextel Brazil has a centralized customer service and installation center located in Sao Paulo. As of December 31, 1997, Nextel S.A. provided service to approximately 19,000 analog SMR subscriber units.

     The Company intends to evaluate the timing of any steps in connection with an upgrade to ESMR in Belo Horizonte and any other cities in Brazil where the Company owns or has options to acquire at least

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


100 channels, based on the competitive and regulatory environment. The upgrade to a digital system will increase system capacity and allow Nextel Brazil to offer a broader range of options to a larger group of business customers. With regard to Nextel Brazil's ESMR network in Rio de Janeiro, system design is complete, construction is under way and the Company has purchased iDEN equipment from Motorola. See "Risk Factors -- Government Regulation" and "-- Expansion; Management of Growth."



     Nextel S.A. is headquartered in Sao Paulo and has branch offices in seven other major cities. As of December 31, 1997, Nextel S.A. had 311 employees.



     Marketing. Nextel Brazil offers both a broad range of options and pricing plans designed to meet the specific needs of its targeted business customers. It currently offers digital ESMR dispatch and integrated service plans (dispatch and interconnect) in Sao Paulo and analog SMR dispatch and integrated service plans in Nextel Brazil's other markets. The sales and marketing efforts of Nextel Brazil currently focus primarily on providing cost-effective local and regional integrated services (dispatch and interconnect) for their digital ESMR customers in Sao Paulo and analog SMR customers in the other markets. In accordance with the requirements of Norma 14/97, the Company markets its services to businesses and not to individuals. The Company's target markets are businesses engaged in transportation, construction, security, services and also include utilities and government agencies. Nextel Brazil utilizes both a direct sales force as well as dealers and independent agents. It currently has over 81 direct sales representatives and 8 dealers and independent agents.



     Competition. Nextel Brazil is the largest analog SMR service provider in Brazil. In addition, it has the largest SMR channel position of any other service provider in Brazil. There are a number of SMR competitors in Brazil, including MComCast (a joint venture between Comcast Corporation and Banco Garantia), Radio Movel Digital Americas, Inc. and Via Um.


     On February 20, 1997, the Ministry of Communications released the new SMR Rules (the "New SMR Rules") (i) permitting the combination of adjacent channels in certain frequencies in the 400 MHz, 800 MHz and 900 MHz band and (ii) mandating the use of digital technology for SMR systems operating in channels 401 to 600 of the 806-821 MHz and 851-866 MHz bands. The New SMR Rules also provide that channels which have already been assigned to licensees, including the Company, will be the object of a study addressing the prospective regrouping of such channels for application in systems using digital technology. In addition, Norma 14/97 established that the Brazil Ministry of Communications by request of all permit holders involved can change the SMR channels consigned to a particular holder provided that this alteration: (a) does not involve channels intended exclusively for digital modulation techniques, according to the SMR implementation planning; (b) exclusively includes channels already consigned to the interested parties; (c) involves only channels that are in the same radio frequency band and refer to the same service rendering area; and (d) provides each of the permit holders involved with the same number of consigned channels. Because the New SMR Rules allow SMR operators to combine adjacent channels to create contiguous blocks and may provide for a regrouping of SMR channels to create more contiguous blocks in the future, SMR operators may have additional technology choices available to them. Although the Company does not believe that the New SMR Rules will materially affect its technology decisions or the attractiveness of Nextel Brazil's product or service offerings, the New SMR Rules and technology decisions by other SMR operators, including existing and future competitors, may increase competition in Brazil.

     From June 1997 to February 1998, the Government of Brazil awarded Band B cellular licenses covering four of the ten areas throughout Brazil, including the city of Sao Paulo, pursuant to the Band B Rules released January 13, 1997. The Band B Rules divide the country into ten regions for the auction of Band B cellular licenses. The total of the minimum bids required by the Brazilian government for each of Brazil's ten regions is $3.7 billion. This equates to a value of approximately $23 per POP in Brazil. The minimum bid for the city of Sao Paulo was $600 million or approximately $33 per POP and the winning bid was approximately $2.4 billion or $135 per POP. Under the Band B Rules, a cellular license winner can provide service in only one major Brazilian market and one secondary market (e.g., the winner of the Sao Paulo license will be precluded from owning the Rio de Janeiro license). In addition, future licensing and commencement of cellular services will not be permitted until December 31, 1999, except by the existing Brazilian cellular system operator (Telebras) and the holders of the Band B cellular licenses. Some of the largest telecommunications companies in the world have been and are expected to be granted cellular licenses in the Band B

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


auction, which will result in significant competition in the Company's Brazilian markets. The Company does not believe that the Band B Rules are applicable to its planned ESMR operations in Brazil. There can be no assurance, however, that Anatel or companies bidding for Band B licenses will not challenge the Company's offering of ESMR services before December 31, 1999. In May 1998, BCP Telecomunicacoes S.A., an affiliate of BellSouth Corp., began offering digital cellular service in Sao Paulo.



     Brazil is one of the last major emerging countries to have only one cellular provider in most of its markets. Telebras, the government-owned holding company that controls the local telephone operators is currently the only provider of cellular service in most of Brazil. The current waiting list for a cellular telephone is estimated to be three million people, with more than one million in Sao Paulo where the average waiting time for a cellular telephone has been more than one year. Due to the demand for cellular telephony, the average price of a new cellular telephone on the secondary market is currently estimated to be approximately $1,200. In addition, there is reported to be a 1.5 year waiting list for a landline phone. The average price on the secondary market for a landline in Sao Paulo is estimated to be between $1,500 and $2,500.


     Partner Description. On January 30, 1997, Nextel Communications acquired an 81% equity interest in Nextel Brazil for a purchase price of $186.3 million, which was paid with shares of Nextel Communications Class A Common Stock, and simultaneously contributed its interest in Nextel Brazil to the Company. The Telcom Group owns the remaining 19% equity interest in Nextel Brazil.


     On September 26, 1997, Nextel S.A. acquired 49% percent of the capital stock of MCS, an indirect wholly owned subsidiary of Motorola in exchange for $1.9 million and 5% of the outstanding capital stock of Nextel S.A., thereby diluting the Company's effective ownership interest in its Brazilian operations to 77%. Upon the approval of the Brazilian regulatory authorities, Nextel S.A. has the option to purchase the remaining 51% of the capital stock of MCS for an exercise price of $3.2 million.


     Regulatory and Legal Overview. On November 3, 1997, the Brazil Ministry of Communications issued new regulations governing SMR service providers in Brazil. These new regulations (Ordinance 557, which adopted Norma 14/97) impose limits on the types of customers that an SMR provider can serve, the number of telephone numbers granted to an SMR provider, the amount of interconnect traffic allowed with respect to a provider's network, the number of channels a provider can hold, and provides for consolidation of multiple licenses under one license and various technical specifications for wireless communications networks.

     On July 16, 1997, Anatel was created by the General Law as an independent agency in charge of regulating telecommunications services and performing many of the tasks formerly performed by the Brazil Ministry of Communications. Anatel is in charge of implementing Norma 14/97, issuing specific regulations and licenses (concessions, authorizations and permissions) and applying the relevant penalties for each segment of the telecommunications services. Anatel is governed by a Board of Directors composed of five members appointed by the President of Brazil after approval by the Senate.

     Many aspects of the law, rules and regulations applicable to the Company's SMR and proposed ESMR business in Brazil are relatively new and still developing and as a result it is difficult to determine how regulators will interpret rules or judge compliance and what if any enforcement action would be taken. The Company has had numerous meetings and discussions with various Brazilian governmental and regulatory authorities, including representatives of the Brazil Ministry of Communications and Anatel, regarding its ownership and operation of SMR frequencies and its planned launch and operation of its ESMR network in markets in Brazil. These discussions have been informal and are not binding on the regulatory authorities. Although the Company expects that further clarifying interpretations and refinements will be promulgated by the appropriate Brazilian governmental and regulatory authorities in the future, the Company believes that it has a fundamentally sound and well-informed understanding of and basis for interpreting the current regulatory framework (including Norma 14/97), and will be able to implement its business plans in Brazil substantially as currently contemplated. There can be no assurance that the Brazilian governmental and regulatory authorities, including Anatel, in particular, in the future will not modify or interpret the existing regulatory framework, or adopt further or replacement legislation, rules, or regulations, that could significantly restrict or otherwise materially adversely affect the Company's Brazilian operations.

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

     Norma 14/97 requires that SMR service be provided only to legal entities or groups of legal entities for the performance of specific activities. SMR service may not be provided to individual subscribers and all SMR subscriber units must be capable of providing dispatch service. Under Norma 14/97, an SMR service provider must apply to the PSTN to obtain blocks of telephone numbers to be issued by such PSTN for use by the SMR service provider subscribers. The PSTN will forward the request to Anatel and Anatel will inform the SMR provider of the allotment of numbers. The telephone numbers granted to an SMR provider by Anatel cannot exceed 50% of the total number of SMR mobile subscriber units that the SMR service provider projects to be in operation in accordance with its schedule for the deployment of services.

     Norma 14/97 prohibits an operator of a PSTN from adopting practices that inhibit competition or procedures that result in discrimination of any kind against SMR licenseholders. Accordingly, Norma 14/97 contemplates that each SMR provider may obtain interconnect to the PSTN pursuant to interconnect agreements with the operators of the PSTN. If interconnect negotiations do not produce an interconnect agreement within 60 days of the commencement of negotiations or if full interconnection is not implemented within 90 days of the conclusion of negotiations, either party to the negotiation may refer the matter to Anatel for resolution.


     Norma 14/97 also limits the volume of interconnect traffic for SMR service providers. Norma 14/97 provides that within an SMR service provider's network, the volume of traffic interconnected with the PSTN cannot exceed one-third of the sum of intra-network traffic volume and outgoing calls interconnected to the PSTN. For purposes of calculating the number of intra-network calls, each subscriber unit called during a one-to-many dispatch call counts as one intra-network call. The evaluation of the traffic volumes for the purposes of the above restrictions is to take place every four months. In the event that the interconnect regulations are violated by the license holders, their licenses are subject to suspension under Norma 14/97. The Company has executed interconnect agreements with Telesp and Telebras for interconnect services in Sao Paulo, and is completing negotiations with Telerj and Telebras for interconnect services in Rio de Janeiro and has obtained blocks of telephone numbers from the respective PSTNs for the provision of interconnect services on its ESMR network in each city.



     In addition, Norma 14/97 provides that SMR licenseholders may not hold more than 200 SMR channels (10 MHz) in each geographic area. Norma 14/97 permits SMR licensees that are under common ownership or control to request Anatel to consolidate their SMR licenses subject to the 200 channel limitation, under one SMR licensee. Anatel has approved the consolidation of Nextel Brazil's SMR licenses under common ownership or control under one SMR licensee in each of Sao Paulo and Rio de Janeiro. The Company held 210 channels in Sao Paulo and Anatel, as part of its approval of the consolidation of Nextel Brazil's SMR licenses in Sao Paulo, canceled, without compensation, 10 of Nextel Brazil's SMR channels in Sao Paulo. Under Norma 14/97, Nextel Brazil has until November 3, 1998 to eliminate any extra SMR channels and to seek approval of the consolidation of its licenses, including those that it has options to acquire from third parties. Anatel must approve any request for consolidation within three months of receipt of such request. Accordingly, Nextel Brazil intends to appeal Anatel's cancellation of its 10 SMR channels in Sao Paulo. Although the Company has applied for approval to consolidate the ownership of its SMR licenses in other cities in Brazil where it holds licenses, there can be no assurance that such approval will be granted by Anatel. Upon effectuation of such consolidation by Anatel, the Company intends (i) to request permission from Anatel that the SMR licensees holding the consolidated channels be merged into Nextel S.A. and (ii) to cause the SMR licensees which no longer hold SMR channels to be merged into Nextel S.A. or dissolved.


     Nextel Brazil's interest in licensees holding 1,180 of its 1,955 channels in Brazil is structured pursuant to a number of Option Agreements entered into with the shareholders of the respective corporate licensees of such channels. Pursuant to the Option Agreements, Nextel Brazil, through its subsidiaries, has acquired a minority interest in each such licensee not exceeding 49%. While Nextel Brazil has exercised the options under all of the Option Agreements, the actual transfer of the balance of the ownership interest in each such licensee is subject to approval of Anatel. Approval for change of control can only be granted after a system installation has been completed, and many of the channels that are the subject of Option Agreements have not been installed. The Company is currently conducting analog SMR system installation with regard to a significant portion of the channels that are subject to the Option Agreements. While the Company believes it

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

will receive Anatel approval when it has met the installation requirements, no assurance can be given that such approval will be obtained. To the extent the Company is not able to acquire the balance of the ownership interest in a particular licensee, the Company believes that Nextel S.A., a subsidiary of Nextel Brazil and the holding company for Nextel Brazil's SMR licensee companies, would be able to continue to maintain its contractual right to render managing services for the operations subject to the license held by such licensee pursuant to a service agreement and receive fees under such service agreement. However, the Company would not own such license and the Company's rights with respect to such license could be limited. There can be no assurance that Anatel would not challenge the validity of such service agreements. All of Nextel Brazil's channels in Sao Paulo are indirectly and entirely owned by Nextel S.A. and are not held pursuant to Option Agreements.


     Requirements for Launch of ESMR Service. The Company's planned launch schedule for ESMR commercial service in each market in Brazil is based on a number of important factors, the most significant of which are the receipt prior to such launch of: (i) Operations Licenses for the sites located in the market area; (ii) project installation approval from Anatel and (iii) post-installation operating approval from Anatel. Applications for Operations Licenses are filed with the city government and require the approval of four separate departments, three of which are municipal departments (secretary of housing; planning bureau and secretary of construction and safety) and the fourth of which (fire department) is a state government department.



     Although the Company believes it will obtain sufficient licenses to launch commercial operation of digital ESMR services in Rio de Janeiro prior to the end of the third quarter of 1998, no assurance can be given that it will be able to do so. Any delay in obtaining Operations Licenses for the sites necessary for commercial operation of digital ESMR services in Rio de Janeiro or Anatel project or post-installation approvals would delay the launch of commercial ESMR service in Rio de Janeiro to after the second quarter of 1998.


     Since July 13, 1994, it had been the Brazil Ministry of Communication's practice to grant SMR licenses for a 15-year period and to renew such licenses for an equal period upon submission of an application to the Brazil Ministry of Communications. Certain of the Company's licenses granted prior to July 13, 1994 were granted for a term of five years and the Company has been informed by the Ministry of Communications that such licenses have been automatically extended for a term of 15 years from their original issuance date. Effective July 20, 1996, however, Law No. 9295 (the "Minimum Law"), modified existing law so that SMR licenses granted after such effective date are issued for a period of ten years and renewable for an additional ten-year period upon submission of an application to the Brazil Ministry of Communications. The reduction to ten years of the term and renewal periods for the licenses was confirmed by Decree No. 2197, effective April 19, 1997. In either case, a license will be renewed absent existing violations of applicable rules and regulations and upon application 18 months prior to the expiration of the license. All of the Company's licenses were granted prior to July 20, 1996. Notwithstanding the Minimum Law, a bill was signed into law on July 16, 1997 (the "General Law"), which, among other things, revokes several provisions of the Minimum Law, including the ten-year license term. Pursuant to the General Law, absent any new regulations, existing SMR licenses will remain valid for the term for which they were issued. However, to be renewed or extended, the term of the licenses must be adapted to comply with the General Law. The General Law does not specify the term of renewal or extension of SMR licenses.

     Brazil Ministry of Communications has previously established comprehensive operating standards and requirements applicable to SMR licensees which remain in effect notwithstanding the enactment of Norma 14/97. A license holder of SMR channels is required to meet certain installation and minimum loading requirements. Failure to comply with such requirements may subject the licenses relating to such channels to revocation by the Brazil Ministry of Communications. Certain SMR equipment must be installed within 12 months after receiving an SMR license from the Brazil Ministry of Communications. Additional installation time may be permitted if more than four repeater stations are being installed. The installation time also may be extended at the discretion of the Brazil Ministry of Communications if circumstances beyond the control of the licensee contribute to the delay. Under the former rules, which still apply to the Brazilian operating companies' SMR licenses, the period for installation of the equipment was 12 months, which could be extended, in case of occurrence of events beyond the control of the license holder, at the discretion of the

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


Brazil Ministry of Communications. Further, installation cannot be extended for longer than six months after the agreed upon installation date. The Brazil Ministry of Communications requires each channel to be loaded with 30 SMR radios within six months of the completion of the installation, and with 70 SMR radios within four years of such date. The Brazilian operating companies currently are not in compliance with applicable installation deadlines and minimum loading requirements with respect to licenses covering 545 channels, all of which are outside of Sao Paulo. Requests for extensions of the deadlines relating to all such licenses have been filed with the Brazil Ministry of Communications, except for channels where the Brazilian operating companies failed to comply with applicable installations requirements due to television frequency interference, for which extensions were granted automatically by statute. No responses, however, have been received to date with respect to such requests. There can be no assurance that the Brazil Ministry of Communications will not take action in response to such failure to comply which would have an adverse effect on Nextel Brazil.


     Any Brazilian company headquartered in Brazil is eligible to obtain licenses to operate SMR services and there are no limitations on foreign ownership of such companies. However, under Decree No. 2197, SMR licenses can only be obtained pursuant to a public bid.

     On January 13, 1997, the Brazil Ministry of Communications released the Band B Rules, which contain a provision prohibiting the initiation of operations by certain mobile telecommunications service providers in the areas covered by the Band B licenses until December 31, 1999. The Company does not believe that the Band B Rules are applicable to its planned ESMR operations in Brazil. There can be no assurance, however, that Anatel or companies bidding for Band B licenses will not challenge the Company's offering of ESMR services before December 31, 1999. In addition, companies bidding for the Band B licenses may request that the December 31, 1999 date be extended or seek clarification as to the applicability of the Band B Rules to ESMR services. Such a challenge, if successful, would have a material adverse effect on the Company's competitive position in Brazil and on its business and results of operations.


     On April 26, 1997 and in the beginning of June 1997, news reports appeared in the Brazilian newspapers and international wire services that an anonymous source had forwarded to the Brazil Ministry of Communications a copy of the Company's offering memorandum prepared in connection with the 1997 Notes Offering and a letter alleging that the Company was operating in Brazil without authorization of the Ministry of Communications. Based on these allegations, the Brazil Ministry of Communications sent to the Company a copy of the letter requesting its comments regarding the allegations. On June 6, 1997, the Company sent to the Brazil Ministry of Communications a letter in response to the allegations. The Company has not received any further inquiry or comment from the Brazil Ministry of Communications or Anatel regarding such allegations. The Company believes that the then current regulatory framework permitted the operation of its then-existing business in Brazil and believes that the provisions of Norma 14/97 further support that belief.


     The purchase and sale of foreign currency in Brazil are subject to governmental control. There are two foreign exchange markets in Brazil that are subject to Central Bank of Brazil regulations. The first is the commercial/financial floating exchange rate market which is reserved generally for (i) trade-related transactions, such as import and export transactions; (ii) registered foreign currency investments in Brazil; and (iii) certain other transactions involving remittances abroad. The second is the tourism floating exchange rate market. The commercial/financial exchange market is restricted to transactions which require prior approval of the Brazilian monetary authorities. Both markets operate at floating rates freely negotiated between the parties. The purchase of currency for repatriation of capital invested in the country and for payment of dividends to foreign shareholders of Brazilian companies is made in the commercial/financial floating market, provided that the original investment of foreign capital and capital increases were registered with the Central Bank of Brazil. In this case, there are no significant restrictions on the repatriation of share capital and remittance of dividends. The majority of the capital of Nextel S.A., the Brazilian subsidiary through which any dividends are expected to flow, has been registered with the Brazilian monetary authorities, and Nextel S.A. intends to structure future capital contributions to Brazilian subsidiaries to maximize the amount of share capital and dividends that can be repatriated through the commercial financial exchange market. There can be no assurance that Nextel S.A. can repatriate through the commercial financial exchange market share capital and dividends on foreign investments that have not been registered.

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

     Brazilian law provides that whenever there is a material imbalance or a serious risk of a material imbalance in Brazil's balance of payments, the Brazilian government may, for a limited period of time, impose restrictions on the remittance by Brazilian companies to foreign investors of the proceeds of investments in Brazil. The Brazilian government may also impose restrictions on the conversion of Brazilian currency into foreign currency. Any such restrictions may hinder or prevent the Company from purchasing equipment required to be paid for in any currency other than Brazilian reais. Under current law, there is a 15% withholding tax on interest payments. Dividends paid out of profits generated after December 31, 1996 are currently not subject to withholding tax.

MEXICO

     Country Overview. Mexico is the second most populous country in Latin America, with a population of 91 million. Mexico's population is 75% urban, and approximately 18 million people, or approximately one-fifth of the country's total population, reside in the Mexico City metropolitan area. Other major metropolitan population centers include Guadalajara (3.5 million POPs) and Monterrey (3.1 million POPs). In addition, Mexico's income level is above average relative to other countries in Latin America.

     The Mexican government's fiscal and monetary policies since the 1994 peso devaluation have been credited with preventing a deeper economic crisis and have stabilized the country's economic recovery. The year 1996 marked Mexico's strongest expansion since 1994, as GDP growth rates reached 5.1%. In 1997 GDP growth is estimated at 6.5%.

     Mexico has a relatively low teledensity, with approximately 9.6 lines per 100 inhabitants. Mexico's cellular market is the second largest in Latin America based on the number of subscribers, but with a penetration rate of 1.1% in 1996, cellular penetration in the Mexican market is still significantly below the U.S. cellular penetration rate of 16.6% and the Latin American cellular penetration rate of 1.4%. In a country where fewer than 10 out of every 100 inhabitants have a telephone line, cellular telephony can serve as a landline substitute.

     Mexico has an SMR penetration rate of approximately .08%. The average revenue per SMR subscriber per month in Mexico is $27, which is higher than the U.S. monthly average of $16.

     Operating Company Overview. Nextel Mexico began commercial analog SMR operations in September 1993 under the brand name "Tricom." Nextel Mexico, through its subsidiaries and management agreements, provides analog SMR services in 15 cities and along a number of major highways. As of December 31, 1997, Nextel Mexico provided service to approximately 30,000 analog SMR subscriber units. The cities in which Nextel Mexico holds SMR licenses include: Mexico City (with a total of 204 channels representing approximately 10 MHz), Guadalajara (with a total of 60 channels) and Monterrey (with a total of 25 channels). As of December 31, 1997, Nextel Mexico had 56 analog SMR transmitter sites in operation. Nextel Mexico has deployed Motorola, Uniden, Nokia and General Electric technology in its analog SMR networks.


     Nextel Mexico currently plans to launch commercial service in Mexico City on its ESMR network in the third quarter of 1998 under the brand name "Nextel(TM)." While migrating its analog SMR customers in Mexico City to the digital network, the Company plans to operate parallel digital and analog networks. As part of the migration process, the company will encourage its higher usage customers to convert to the digital ESMR network so they can benefit from the broader range of service offerings. Digital service offerings will include interconnect services, dispatch radio and paging using one multi-functional handset. Initially, the company will target the mobile workforce, which it believes will be the most likely users of its ESMR network's integrated services.



     Nextel Mexico's assets also include 1,040 channels in the 400 MHz frequency band covering central and northern Mexico. Nextel Mexico currently is considering a sale of its 400 MHz channels because such channels are not central to Nextel Mexico's business plan. In addition, Nextel Mexico has built a digital microwave network throughout central and northern Mexico to provide long distance services for its customers. The Company has entered into arrangements for the lease of excess capacity on its digital microwave network with Telecomunicaciones Globales, S.A. de C.V., a company in which the Company holds a 3.0% equity interest.

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

     In 1995 and 1996, Nextel Mexico experienced high rates of churn (reaching an average of 3.7% per month over the two-year period), which the Company believes were caused primarily by the economic downturn in Mexico. Further, the company suffered from a high level of bad debt expense. To address these problems, Nextel Mexico's board of directors appointed a new chief operating officer in the fourth quarter of 1996. The primary short-term objectives of the company were to: (i) implement a plan to reduce overall operating expenses; (ii) build a high quality customer base and focus on maximizing profitability rather than building market share; and (iii) establish a high level of customer service, comparable in quality to the customer service provided by wireless communications companies in the United States. Since the appointment of the new chief operating officer, the bad debt expense has decreased significantly.


     Nextel Mexico is headquartered in Mexico City and has branch offices in Guadalajara, Monterrey and Tijuana. As of December 31, 1997, Nextel Mexico had 215 employees in Mexico.



     Marketing. Nextel Mexico offers its analog SMR customers a broad range of services and pricing plans designed to meet the specific needs of these customers. Nextel Mexico offers both dispatch-only and integrated service plans (dispatch and interconnect) on its analog SMR network. These plans include sale or rental of various models of handsets. The basic price package consists of a monthly fee and interconnect and dispatch charges depending on minutes of use. Unlike many SMR providers, the Company sells the majority of its handsets instead of leasing handsets.


     Nextel Mexico's sales and marketing efforts focus primarily on providing cost-effective local and regional analog SMR dispatch radio services to its target customers, which are generally businesses engaged in manufacturing and distribution. Nextel Mexico markets its analog SMR services through a multichannel distribution network including direct sales representatives and independent dealers. Direct sales representatives account for approximately 30% of new customers and distributors account for approximately 70%.


     Competition. Nextel Mexico is the largest SMR provider in Mexico, both in terms of channels and subscribers and has an approximately 30% market share. The second largest SMR operator in Mexico is Radiocel, S.A. de C.V., with a 27% market share. Other significant operators include Intercom and Multicom. The Mexican cellular market is divided into nine regions and there are two cellular licensees per region. Telfonos de Mexico, S.A. de C.V. ("Telmex"), Mexico's national telephone company, has a nationwide cellular license. In the Mexico City region and throughout most of the southern portion of Mexico, the second cellular carrier is Iusacell, S.A. de C.V. (a joint venture controlled by Bell Atlantic). In the northern part of Mexico, cellular carriers include Movitel S.A. de C.V., Cedetel, Norcel and Baja Celular Mexicana. Motorola is a shareholder of each of the foregoing companies. Poctatel del Sureste is also active in Southern Mexico.


     As part of its drive to improve and increase Mexican telecommunications services, the Mexican government has announced its intention to auction a number of licenses to provide wireless communications services, including licenses for dispatch services in the 900 MHz frequency band, for narrowband dispatch services in the 220 MHz frequency band and for PCS. These auctions, which are anticipated to occur during 1998, will increase the number of actual and potential competitors that Nextel Mexico will face.

     Regulatory and Legal Overview. The Secretary of Communications and Transportation regulates the telecommunications industry in Mexico. Since early 1994, the Mexican government has been deregulating the telecommunications industry in order to improve the quality and expand the coverage of telecommunications services. The Mexican government has stated its intention to increase competition within the telecommunication industries and its desire to attract foreign investment for the purpose of improving Mexico's telecommunications infrastructure. Mexico's Federal Telecommunications Law (the "Mexican Federal Telecommunications Law"), which became effective in June 1995, outlines the broad rules for opening the local and long distance service markets to competition.

     The Mexican Federal Telecommunications Law requires that all telecommunications licenses (referred to as "concesiones" in Mexico) must be owned by entities that do not have more than 49% of their voting equity interest owned by non-Mexican entities. Although such 49% limitation existed prior to the enactment of the Mexican Federal Telecommunications Law for certain types of telecommunications licenses, SMR licenses issued prior to the effectiveness of the legislation could be owned by entities wholly owned by non-Mexicans. Nextel Mexico believes that in accordance with the terms of the Mexican Federal Telecommunica-

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tions Law and Mexican constitutional law principles, the 49% limitation on non-Mexican participation does not apply to the SMR licenses in which it had an interest at the time of the effectiveness of the Mexican Federal Telecommunications Law. Consistent with this view, in May 1996, the Mexican Secretary of Communications and Transportation amended all of the 800 MHz SMR licenses issued prior to the effective date of the Mexican Federal Telecommunications Law in which Nextel Mexico had an interest to delete a provision limiting non-Mexican participation to 49%. Accordingly, all of the 800 MHz SMR licenses in which Nextel Mexico has an interest, except for one license covering 10 channels along a major highway from Mexico City to Guadalajara, were amended to remove the 49% foreign-ownership limitation. Although licenses to provide cellular services are also subject to the 49% limitation on foreign ownership, the Mexican Federal Telecommunications Law explicitly provides for a waiver procedure of such limitations for cellular providers upon receipt of a favorable opinion from the Mexican National Foreign Investments Commission. Unless Nextel Mexico obtains a waiver with respect to the 49% limitation on foreign ownership with respect to the license covering the 10 channels between Mexico City and Guadalajara or is otherwise able to structure future SMR license acquisitions to comply with such limitation, the provisions of the Mexican Federal Telecommunications Law will prevent the company from having a controlling interest in such license and/or obtaining a controlling interest in additional licenses, including licenses for additional channels needed to build-out digital mobile networks in markets outside of Mexico City.


     The Mexican Federal Telecommunications Law provides all wireless services providers with the right to interconnect to the public switched network operated by Telmex. Certain telecommunications companies, however, have had difficulty obtaining interconnect services from Telmex despite negotiating and executing an interconnect agreement with Telmex. Nextel Mexico has entered into interconnect agreements with Telmex for the provision of interconnect services on its analog SMR networks in Mexico and currently provides interconnect services through Telmex to a limited number of its analog SMR subscribers. Nextel Mexico plans to increase subscriber interconnection significantly as it upgrades its analog SMR network to an ESMR network. Nextel Mexico has also entered into an interconnect agreement with Telmex for the provision of interconnect services on its ESMR network in Mexico City, but any failure to obtain interconnect services from Telmex after entering into such agreement will delay Nextel Mexico's commercial launch of ESMR services and would have a material adverse effect on its results of operations.


     Mexican companies may remit dividends and profits outside of Mexico if the Mexican company meets certain distribution and legal reserve requirements. A Mexican company must distribute 10% of its pretax profits to employees and allocate 5% of net profits to the legal reserve until 20% of the stated capital is set aside. Although the Company's investment in Nextel Mexico is registered with the Mexican National Registry of Foreign Investments, registration is no longer a prerequisite for the remittance of dividends and profits outside of Mexico. Under Mexican corporate law, approval of a majority of shareholders of a corporation is required to pay dividends. Dividends paid by Nextel Mexico to its U.S. shareholders are subject to a 10% withholding tax unless Nextel Mexico chooses to pay the Mexican corporate income tax on the net earnings from which the dividends are being paid. Interest paid by Nextel Mexico to U.S. residents is subject to a 10% withholding tax.

ARGENTINA

     Country Overview. With a population of approximately 35 million, Argentina is the third most populous country in Latin America. In 1996, over 87% of the country's inhabitants resided in urban areas and approximately 50% of the total population resided in the three largest metropolitan areas: Buenos Aires metropolitan area (13.0 million POPs), Cordoba (2.4 million POPs) and Rosario (2.0 million POPs). Argentina is characterized by above-average income levels relative to other Latin American countries and had a GNP per capita of approximately $8,920 in 1996, the highest in Latin America. Buenos Aires, where the Company has its largest channel position, is considered the economic engine of Argentina, accounting for over 60% of the entire nation's GNP. The annual GNP per capita of the Federal Capital, which is in the heart of Buenos Aires, is $22,000, over two times the national average. The high penetration of passenger vehicles in Argentina, approximately 18 per 100 inhabitants, is another indication of the relative wealth of Argentines and the potential demand for mobile communications services.

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

     In 1991, the Argentine government implemented a stabilization and structural reform program. Such efforts resulted in a sharp turnaround in economic conditions. Real GDP growth accelerated to an average of approximately 5% a year from 1991 to 1996, up from 0.2% in the previous six years. In 1997, Real GDP growth is estimated at 4.6%. In 1995, the annual rate of inflation declined to 1.6% from 2,300% in 1990. The government also carried out a substantial privatization program which included politically sensitive sectors such as telecommunications, public utilities, oil, railroads, provincial banks and the pension system.

     The Argentine government was the first Latin American government to issue a cellular license to a private entity. In July 1988, the Secretary of Communications granted the first cellular license to Movicom. Despite the relative maturity of the Argentine cellular market, it is one of the fastest growing cellular markets in Latin America. From 1993 to 1996, cellular subscribers grew at a compound annual growth rate of 73%, reaching approximately 670,000 at the end of 1996. Cellular penetration levels at the end of 1996 reached 3.2% in Buenos Aires, 1.0% and 1.2% in the northern and southern interiors, respectively, and 1.9% for the entire country, as compared to 16.6% cellular penetration in the United States. Strong cellular growth is expected to continue, with 3.7 million projected subscribers nationwide by 2000, reflecting a penetration rate of 10.2% for the entire country. On a regional basis, Buenos Aires is projected to reach 16.6% market penetration by the year 2000 and account for 60% of Argentina's total subscriber base. At a monthly average of $121, Argentina's revenue per cellular subscriber is one of the highest in Latin America. By comparison, average monthly revenue per cellular subscriber is $48 in the United States.

     The analog SMR business in Argentina is underdeveloped compared to the U.S. market. In 1996, there were approximately 33,600 analog SMR subscribers in Argentina (a penetration rate of less than .1%), compared to approximately 2.3 million analog SMR subscribers in the United States (a penetration rate of .9%). Argentina's monthly average revenue per analog SMR subscriber is approximately $82 compared to $16 in the United States.

     Operating Company Overview. Nextel Argentina has 240 SMR channels (12 MHz) in Buenos Aires, 200 SMR channels (10 MHz) in each of Cordoba, Rosario and Mendoza and an additional 20 SMR channels in each of Mar del Plata and Tucuman. The Company believes its channel position will allow Nextel Argentina to compete effectively with other wireless communications providers. Nextel Argentina also operates a paging business and offers paging services in Buenos Aires and Mar del Plata under a nationwide paging license.


     In February 1997, Nextel Argentina launched commercial analog SMR service in Buenos Aires. In the second quarter of 1997, the company began offering commercial analog SMR service in Cordoba and Rosario. In the second quarter of 1998, Nextel Argentina launched commercial ESMR service in Buenos Aires. As of December 31, 1997, Nextel Argentina provided service to approximately 12,000 analog SMR subscriber units and 4,000 paging subscriber units.



     In addition to its ESMR network in Buenos Aires, Nextel Argentina plans to construct an ESMR network in each of Cordoba, Rosario and Mendoza utilizing Motorola's iDEN technology. While migrating its analog SMR customers to the digital ESMR network, the company plans to operate parallel digital and analog networks. As part of the migration process, the company will encourage its higher usage customers to convert to the digital ESMR network so they can benefit from the broader range of service offerings.



     Nextel Argentina is headquartered in Buenos Aires. As of December 31, 1997, Nextel Argentina had 152 employees.



     Marketing. Nextel Argentina currently offers analog SMR dispatch and interconnect service utilizing both Motorola and Ericsson equipment. Analog SMR service offerings include private call, call alert and scanning. The company differentiates itself from other analog SMR providers by providing extensive service coverage and maintaining a high level of customer service. The company's ESMR network service offerings include interconnect services and dispatch radio and paging, using one multi-functional handset. Initially, the company will target the mobile workforce, which it believes are the most likely users of its ESMR network's integrated service offerings. The company has a centralized customer service and installation center located in Buenos Aires.


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


     Nextel Argentina's analog SMR and ESMR services are designed to be a business tool for the mobile workforce in its Argentine markets. The company focuses its marketing efforts on businesses that have a need for mobile communications such as trucking and transportation companies, real estate firms, construction companies, suppliers and distributors and security companies. Nextel Argentina has developed a distribution network and believes a strong direct sales force is essential to reaching potential business customers. At December 31, 1997, the company had a direct sales force consisting of 37 sales representatives. In addition, the company has contracted with independent dealers to market Nextel Argentina's products and is providing extensive training to each of its distribution channels in order to ensure a high level of customer satisfaction.



     Competition. The two largest SMR providers in Argentina, as measured by subscribers, are owned by Movicom (a joint venture that includes BellSouth Corporation and Motorola) and Miniphone S.A. ("Miniphone") (a joint venture among the two Argentine telephone companies, Telefonica de Argentina S.A. and Telecom Argentina STET-France Telecom S.A.) and operate under the tradenames "Movilink" and "Starcom," respectively. Movicom owns 100 SMR channels in Buenos Aires and 40 SMR channels in each of the three other major cities. In addition to operating various SMR networks, Movicom also operates an iDEN system in Buenos Aires. Movicom's iDEN-based digital ESMR system utilizes the higher-capacity, "first-generation" voice algorithm system. Starcom owns and operates 60 channels in Buenos Aires and additional SMR channels in two other major cities. There are two cellular service providers in each of the major markets in Argentina. In Buenos Aires, the two service providers are Movicom and Miniphone. In 1996, over 425,000, or 64%, of Argentina's cellular subscribers were located in Buenos Aires. In the northern region of Argentina, the two cellular service providers are Compania de Telefonos del Interior S.A. ("CTI") (a joint venture that includes GTE and Lucent Technologies, Inc.) and Telecom Personal S.A. (a wholly owned subsidiary of Telecom Argentina STET-France Telecom S.A.). In the southern region of Argentina, the two cellular service providers are CTI and Telefonica Comunicaciones Personales S.A., a wholly owned subsidiary of Telefonica de Argentina S.A., which operates under the name UNIFON.


     The company expects additional competition following the auction of PCS licenses, which has been temporarily postponed but is expected to occur during 1998.

     Regulatory and Legal Overview. The Comision Nacional de Comunicaciones ("CNC") and the Argentine Secretary of Communications are the Argentine telecommunications authorities responsible for administration and regulation of the SMR industry.

     CNC regulations require SMR operators to build-out their channels within 12 months of the channel authorization issuance if the system is multi-site and to guarantee their performance by posting a letter of credit equivalent to the price paid in the spectrum auction. The letter of credit is released once the installation and activation of the SMR site or sites have been verified by the CNC. Nextel Argentina has built out its channels in a timely fashion and the letters of credit posted by Nextel Argentina in connection with its prior build-out obligations have expired and are not required to be replaced. In December 1997, Nextel Argentina acquired an additional 60 SMR channels in Buenos Aires in a public auction. Nextel Argentina posted a $12 million letter of credit and is required to complete the build out of such channels within 12 months.


     SMR licenses have an indefinite term, but are subject to revocation for violation of applicable regulatory rules as discussed below. SMR service must commence within six months to one year after receipt of the channel assignment (depending on the type of network configuration). Failure to meet service or loading requirements can result in revocation of the channel authorizations. The CNC will revoke the licensee's license upon the finding of a third breach by a licensee of service requirements. Licenses and channel authorizations may be revoked for violation of other regulatory authority rules and regulations. All SMR channel holders that received their channel authorizations pursuant to the November 1995 SMR auction, including Nextel Argentina, were granted an extension to December 1997 from the original December 1996 deadline to meet initial loading requirements. The Company met the initial loading requirements in Buenos Aires, for its channels granted pursuant to such auction by the deadline and believes it will retain its rights to substantially all of its licenses in its other Argentine markets. Argentina imposes no limitation on foreign ownership of SMR licenses.


     SMR providers are assured interconnection with the PSTN pursuant to the terms of the tender rules under which the channels were awarded, as well as pursuant to applicable laws. Furthermore, interconnection
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

with the PSTN must be on a nondiscriminatory basis. On February 2, 1998, Nextel Argentina executed an interconnect agreement with Telefonica de Argentina S.A. and connection with the PSTN has been completed.

     Under current law, Argentine currency is convertible into U.S. dollars without restrictions, and Argentina has a free exchange market for all foreign currency transactions.

     Under applicable Argentine corporate law, dividends may be paid only from liquid and realized profits as shown on the company's financial statements prepared in accordance with Argentine generally accepted accounting principles. Five percent of such profits must be set aside until a reserve equal to twenty percent of the company's capital stock has been established. Subject to these requirements, the balance of profits may be declared as dividends and paid in cash pursuant to a majority vote of the shareholders. Under current law, there is a 13.2% withholding tax on interest payments and no withholding taxes on dividends.

PERU

     Country Overview. With a population of 24 million, Peru is the fifth largest country in Latin America. Peru's population is 72% urban, and approximately seven million people, or just under one-third of the country's total population, reside in Lima.


     From 1997 to 2001, Peru is expected to achieve an average annual GDP growth rate of 5% and sustain single-digit inflation. The primary component of economic growth in Peru is expected to be strong export activity, as the nation moves closer to an export-led development model. The liberalization and reform measures instituted by the Fujimori administration work in favor of such an approach, as trade barriers have been lowered, restrictions on capital flows lifted, and the economy opened to foreign investors.


     Although Peru is the fifth largest country in Latin America, its telephone penetration of 4.7 lines per 100 inhabitants is among the lowest in Latin America. The wait list for landline telephone service in Peru is approximately one year, making cellular telephony a substitute for landline service.

     In 1996, Peru was one of the fastest growing cellular markets in Latin America. From 1995 to 1996, cellular subscribers grew by 127%, reaching approximately 170,000 at the end of 1996, with most of this base concentrated in Lima. Although Peru experienced high subscriber growth in 1996, the country's cellular penetration rate was only 0.7%, which is significantly below the U.S. cellular penetration rate of 16.6% and the Latin American cellular penetration rate of 1.4%. Peru's strong subscriber growth is expected to continue, with the number of subscribers projected to increase to 980,000 in 2000, representing an average annual growth rate of 55% and a cellular penetration rate of 3.8%. At a monthly average of $120, Peru's revenue per cellular subscriber is one of the highest in Latin America. By comparison, average monthly revenue per cellular subscriber is $48 in the United States.

     The SMR business in Peru is underdeveloped compared to the U.S. market. In 1996, Peru had approximately 5,900 SMR subscribers or a .02% SMR penetration rate as compared to an SMR penetration rate of .9% in the U.S. The average monthly revenue per SMR subscriber in Peru is $28, compared to the U.S. monthly average of $16.

     Operating Company Overview. Nextel Peru provides analog SMR services in the greater Lima area under the tradenames "Dualcom" and "Mastercom." Nextel Peru's subsidiaries have an aggregate of 138 SMR channels (6.9 MHz) in the greater Lima area. As of December 31, 1997, Nextel Peru provided services to approximately 3,000 analog SMR subscriber units.


     Nextel Peru plans to construct a digital ESMR network in the greater Lima area utilizing Motorola's iDEN technology and expects to launch commercial digital ESMR service in 1999. Nextel Peru must file an application with the Ministry of Transportation, Communications, Housing and Construction of Peru (the "Peruvian Ministry of Communications") to begin operation of digital ESMR services. Based upon the current legal and regulatory framework, Nextel Peru expects such application to be granted, although no assurance can be given. While migrating its analog SMR customers to the digital network, the company intends to operate parallel digital and analog SMR networks. As part of the migration process, the company will encourage its higher usage customers to convert to the digital network so they can benefit from the broader range of service offerings. Digital service offerings will include interconnect services, dispatch radio


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

and paging using one multi-functional handset. In order to begin offering data and paging transmission services, Nextel Peru must apply for specific authorizations from the Peruvian Ministry of Communications, which the Company expects will be granted based on the current legal and regulatory framework, although no assurance can be given that this will be the case. Initially, the company will target the mobile workforce, which it believes will be the most likely users of iDEN's integrated service offerings.


     Nextel Peru is headquartered in Lima. As of December 31, 1997, Nextel Peru's subsidiaries had an aggregate of 34 employees.



     Marketing. Nextel Peru offers its customers a broad range of services and pricing plans designed to meet the specific needs of its customers. Nextel Peru offers both dispatch-only and integrated service plans (dispatch and interconnect). These plans include sale or rental of various models of handsets. The basic price package consists of a monthly fee and interconnect and dispatch charges depending on minutes of use.


     Nextel Peru's sales and marketing efforts focus primarily on providing cost-effective local dispatch radio services to its target customers, which are businesses such as trucking and transportation companies, manufacturing companies, distributors and construction companies.

     To establish brand identity, Nextel Peru plans to undertake a promotional advertising campaign targeting the business segment of the market. In addition to advertising, the company initially will rely heavily on its direct sales force to educate potential customers on the benefits of using Nextel Peru services.

     Competition. The largest SMR provider in Peru, as measured by subscribers, is Radio Trunking del Peru. Nextel Peru is the country's second largest SMR provider. Tele2000 and Telefonica del Peru are Peru's two cellular operators. Telefonica del Peru (a joint venture between Telefonica Internacional of Spain and Peruvian investors) provides nationwide coverage and operates under the brand name "Moviline." Tele2000 (a joint venture between BellSouth and Peruvian investors) offers service in the greater Lima area, and recently established nationwide roaming agreements with Telefonica del Peru. Tele2000 operates under the brand name "Celular2000."


     Partner Description. The Company's partners in Nextel Peru are Motorola International which holds approximately 19.9%, and a Peruvian individual who holds 10% of the capital stock of Nextel Peru.


     Regulatory and Legal Overview. The Organismo Supervisor de Inversion Privada en Telecomunicaciones ("OSIPTEL") and the Peruvian Ministry of Communications regulate the telecommunications industry in Peru. OSIPTEL is responsible for overseeing private investments in the telecommunications industry and the Peruvian Ministry of Communications grants telecommunications licenses and issues regulations governing the telecommunications industry. In 1994, the Peruvian government began to deregulate the telecommunications industry in order to promote free and open competition for the provision of telecommunications services. The Telecommunications Law of Peru (the "Peruvian Telecommunications Law"), the general regulations thereunder (the "Peruvian General Regulations") and the specific regulations governing trunking services outline the rules for the operation of SMR services in Peru.

     In Peru, SMR and paging service providers are granted licenses for twenty-year terms which may be extended for an additional 20-year term (subject to compliance with the terms of the license). SMR and paging licenses may also be revoked prior to expiration for violations of applicable regulatory rules as discussed below. SMR and paging licensees must comply with a five-year minimum expansion plan that sets forth the minimum loading requirements for the licensees (the "Minimum Expansion Plan"). The Minimum Expansion Plan may be amended at the licensee's request at the end of the first and second years of the license terms if the licensee determines that market demand for its services is insufficient for the licensee to meet the requirements of the Minimum Expansion Plan. Failure to meet the Minimum Expansion Plan may result in revocation of the licenses. Licenses and channel authorizations may be revoked for violation of other regulatory authority rules and regulations. Nextel Peru failed to meet the Minimum Expansion Plan for 1997, but it has filed requests for modification of such Minimum Expansion Plan for the licenses in question. To date, Nextel Peru has not received a response from the Peruvian Ministry of Communications with regard to its requests for modification.

     Pursuant to the Peruvian General Regulations, all wireless telecommunications licensees have the right to connect to the PSTNs. Furthermore, interconnection with the PSTN must be on an equal and nondiscrimina-
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

tory basis and the terms and conditions of interconnect agreements must be negotiated in good faith between the parties in accordance with the interconnect regulations and procedures issued by OSIPTEL. Nextel Peru intends to begin negotiating interconnect agreements with the applicable parties later in 1998. Peru imposes no limitation on foreign ownership of SMR or paging licenses or licensees.

     Under current law, Peruvian currency is convertible into U.S. dollars without restrictions, and Peru has a free exchange market for all foreign currency transactions. Nextel Peru is currently negotiating a legal stability agreement with the Peruvian government which, among other things, would guarantee free conversion of foreign currency for Nextel Peru and its shareholders for a period of 10 years.

     The payment and amount of dividends on the company's common stock is subject to the approval of a majority of the shareholders at a mandatory meeting of the shareholders of the company, as well as to the availability of earnings to distribute determined in accordance with Peruvian GAAP. According to Peruvian corporate law, interim dividends may be distributed subject to the prior approval of the shareholders' meetings.

     Available earnings are subject to the following priorities: (i) the mandatory employee profit sharing of 10% of pre-tax profits and (ii) 10% of the net profits must be allocated to a legal reserve, which is not further available for use except to cover losses in the profit and loss statement. The latter obligation remains until the legal reserve constitutes 20% of the capital stock. After the legal reserve has been allocated, the shareholders at a shareholders' meeting can then allocate any portion of the net profits to any special reserve. The remaining amount of the net profits is available for distribution.

     Dividends paid by Nextel Peru to its U.S. shareholders are not subject to withholding tax and interest paid by Nextel Peru to U.S. residents is subject to a 30% withholding tax.

     Under Peruvian labor law, any telecommunications company with more than 20 employees is required to distribute among its employees 10% of its annual pre-tax profits. Neither Nextel Peru nor any of its subsidiaries currently have more than 20 employees.

PHILIPPINES

     Country Overview. The Philippines has a population of approximately 73 million people and population density of 245 people per square kilometer, compared to a population density of 29 people per square kilometer in the United States. The principal cities include Metropolitan Manila, Quezon City, Davao City, Caloocan City and Cebu City. Historically, the country has experienced strong economic growth. In 1996, GNP grew by 6.8% and in the first half of 1997, GNP growth levels remained above 6%. However, in the second half of 1997 as a result of the recent Asian economic crisis, projected 1997 GNP growth declined to 5.3%.

     The Philippines has one of the lowest teledensities in Southeast Asia, with
2.6 lines per 100 inhabitants. It is estimated that only 57% of total demand has been satisfied. Further, Metropolitan Manila, the country's most urban area, has 80% of all telephone lines. The waiting list for landline telephone service contains approximately 850,000 names and it can take 3.6 years to get a landline telephone. Current efforts to increase landline installation are expected to bring teledensity to ten lines per 100 inhabitants by the year 2000.

     The demand for wireless telephone services has grown significantly, principally due to low teledensity, competition and rising income levels resulting from strong economic growth in the country. In 1995 and 1996, the market for wireless services grew by 206% and 72% respectively. Despite this growth, the Philippines has one of the lowest cellular penetration rates in Southeast Asia at 1.2%. Comparatively, Singapore and Malaysia have penetration rates of 13% and 8%, respectively. Currently, there are 850,000 cellular subscribers nationwide, with most of this base concentrated in Metropolitan Manila. The Philippines subscriber growth is expected to continue, with the number of subscribers projected to increase to over 4 million in 2000, an average annual growth rate of 49%. By the year 2000, the Philippines penetration rate is expected to be 5.4%.

     The Philippine paging market has experienced substantial growth over the past few years. From 1993 to 1996, paging subscribers grew at a compound annual growth rate of 66%, reaching 491,000 subscribers at the end of 1996. Despite the rapid growth of the Philippine paging market, it remains largely underdeveloped with a penetration rate of only .7%. Strong paging growth is expected to continue, with 1.3 million paging subscribers projected in the year 2000, reflecting a four year compound annual growth rate of 35% and a

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penetration rate of 1.8%. The Philippine SMR market is underdeveloped as well, with only 19,000 SMR subscribers at the end of 1996, or a penetration rate of .03%.

     Operating Company Overview. Nextel Philippines owns nationwide licenses (with a total of 100 channels representing approximately 5 MHz), to provide SMR, ESMR and paging services. Nextel Philippines commercially launched paging services in February 1995 under the brand name "Infopage." Nextel Philippines currently offers paging coverage across Metropolitan Manila and Subic Bay. The company provided service to approximately 55,000 paging subscriber units at December 31, 1997 and was the third largest paging company in the country.


     Nextel Philippines has a nationwide SMR license and is currently constructing a digital ESMR network utilizing Motorola's iDEN technology. Nextel Philippines plans to launch commercial ESMR service in Metropolitan Manila during the third quarter of 1998. In December 1996, Nextel Philippines signed an equipment purchase contract with Motorola and in June 1997 entered into the Philippines Motorola Financing for the financing of up to $14.7 million of equipment purchases. See "Description of Other Indebtedness -- Equipment Financing -- Philippines."



     Nextel Philippines is headquartered in Metropolitan Manila. As of December 31, 1997, Nextel Philippines had 915 employees of which 560 were operators serving its paging customers.



     Marketing. Nextel Philippines offers both alphanumeric and numeric paging services utilizing Motorola's FLEX technology and differentiates itself from its competitors by offering a variety of value-added services including secretarial services, voice mail, call forwarding, fax mail and group call. Moreover, the company places considerable emphasis on providing a high level of customer service through its customer service center located at the company's headquarters in Manila.



     Paging services in the Philippines are targeted at both the business and consumer segments. Nextel Philippines has developed a comprehensive and diverse distribution network and believes that such a diverse distribution mix will contribute to an increased growth in its subscriber base. In order to capture the consumer segment and create brand awareness, Nextel Philippines has 14 owned and operated retail outlets, primarily located within large shopping malls, that exclusively carry the company's products. To target the business segment, the company has a direct sales force of 80 people. Finally, the company has contracted with five major dealers and 75 sub-dealers to market Infopage's products.



     Nextel Philippines' ESMR business will target the larger business customers in its markets. The company will focus on building profitability rather than building market share in a similar fashion to its efforts in its paging business. Within the business segment, the company believes the mobile workforce including construction, service, real estate and sales companies will be the most likely users of iDEN's integrated service offerings.



     Although the company intends to fully utilize its established paging distribution network and leverage Infopage's brand recognition, the company also intends to substantially augment its direct sales force in order to effectively target other business customers. The company has begun to formulate a strategy for its pricing plans and aims to charge a premium to low usage subscribers and a slight discount to high usage subscribers while offering a significantly greater number of services.


     Competition. There are two major SMR license holders in the Philippines, each owning 100 channels nationwide, and 12 licensed paging operators. Nextel Philippines believes that it is uniquely positioned to compete effectively in the Philippines as a result of its nationwide SMR license and its fast-growing paging business. There are currently five cellular providers with nationwide licenses in the Philippines, two of which are AMPS operators, one of which is a TACS operator and two of which are GSM operators. Pilipino Telephon Corporation ("Piltel"), the operator of the public switched telephone network, is the largest cellular provider, with an approximately 40% market share. As part of its effort to improve teledensity, the government requires cellular providers to meet certain landline buildout requirements, which require the installation of 400,000 telephone lines. This represents a significant investment for each of these providers. See "-- Regulatory and Legal Overview."

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     Partner Description.  The Company's partners in Nextel Philippines currently include AIG, which holds 10% of the outstanding shares of Nextel Philippines, and the three Philippines Shareholders who hold the remaining 60% of the capital stock of Nextel Philippines, including the Gotesco Group, which owns a 20% interest in Nextel Philippines. AIG has notified the Company that it has exercised its right to sell its 10% in Nextel Philippines back to the Philippines shareholder from which it had originally purchased such interest.


     Pursuant to the Philippines Partner Agreements (i) the Nextel Philippines corporate governance arrangements were restructured to give the Company increased minority shareholder rights; (ii) the Company purchased existing shareholder loans of the Philippines Shareholders totaling approximately $19.6 million, which loans bear interest at 18% per annum and are convertible into equity of Nextel Philippines; (iii) the Company may, at its option, fund Nextel Philippines' future capital needs, currently estimated to be $50 million for 1998, pursuant to loans that, at the option of the Company, may be converted into equity of Nextel Philippines; (iv) the Gotesco Group has the right to exercise the Gotesco Put for approximately $9.4 million, beginning in January 1999; and (v) the Company has the right to call the Gotesco Group's 20% interest for approximately $11.6 million, if the Gotesco Group does not exercise the Gotesco Put. The ability of the Company to convert shareholders' loans into equity, satisfy the Gotesco Put or call the Gotesco Group's 20% interest is subject to applicable Philippines foreign ownership rules. The Company does not believe the Philippines Shareholders intend to fund Nextel Philippines in fiscal year 1998. The lack of such funding, either from the Company, the Philippines Shareholders, or other sources, would have a material adverse effect on Nextel Philippines. See "Corporate Governance -- Philippines."


     Regulatory and Legal Overview. In the Philippines, the telecommunications industry is principally governed by Republic Act No. 7925 (the "Telecoms Act") enacted on March 1, 1995. Under the Telecoms Act, the National
Telecommunications Commission (the "Philippines National Commission"), an agency under the Department of Transportation and Communications, is mandated to regulate the telecommunications industry.

     Engaging in telecommunications operations requires a franchise from the Philippine Congress, which is the country's legislative body. After securing a Congressional franchise, a franchise holder must apply to the Philippines National Commission for an operating license called a Certificate of Public Convenience and Necessity ("CPCN"). The grant of a CPCN goes through a process of public notice and hearing. After receipt of an application for a CPCN for a particular telecommunications service, and pending its legal, technical and financial evaluation through a public hearing, the Philippines National Commission will initially issue a provisional authority ("PA"), which serves as a temporary operating permit for the particular telecommunications services applied for. Pursuant to the PA an applicant can commence construction and commercial operations. Nextel Philippines has a PA authorizing it to operate a nationwide digital trunked radio dispatch communications system. Nextel Philippines' PA is subject to revocation for failure to (i) operate continuously for two years or (ii) commence operations within two years of the issuance of the PA. Under the terms of its PA, as amended, Nextel Philippines is required to commence digital ESMR trunking services by January 20, 1999. The Company expects to commence services in the third quarter of 1998.

     The Telecoms Act provides that a telecommunications entity with regulated types of services must make a public offering of at least 30% of its aggregate common stock within a period of five years from the effective date of the Telecoms Act or the entity's first start of commercial operations, whichever occurs later. Accordingly, Nextel Philippines is mandated to make a public offering of 30% of its common stock by March 1, 2000.

     Under Philippine law, foreign entities' direct ownership of a public utility telecommunications company is limited to 40% of the company's capital stock (the "40% Rule"). Philippine law also limits the participation of foreign investors in the governing body of any public utility enterprise to their proportionate share in its capital; therefore, a foreign investor's participation in the management of a telecommunications company is limited solely to membership on its board of directors and committees of the board of directors, including but not limited to the executive committee. Accordingly, all the executive and managing officers (e.g., president, chief executive officer, treasurer) are required to be citizens of the Philippines.

     Presidential Executive Order No. 59 (1993) prescribes, as a matter of national policy, the compulsory and nondiscriminatory interconnection of authorized public telecommunications carriers. Interconnection is
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negotiated and effected through bilateral negotiations between the parties involved subject to certain technical/operational and traffic settlement rules of the Philippines National Commission. Nextel Philippines is discussing an interconnection agreement with Piltel.

     Presidential Executive Order No. 109 Series of 1993, and, subsequently, the Telecoms Act (as implemented by the Philippines National Commission's Memorandum Circular No. 8-9-25) require cellular mobile operators to install at least 400,000 local exchange lines. The Company does not believe that Nextel Philippines is subject to such requirement, however, there can be no assurance that this will be the case. If this requirement were found to be applicable to Nextel Philippines, it would require a significant capital investment.

     Under current regulations of the Central Bank of the Philippines (the "Central Bank"), foreign exchange may be freely sold and purchased outside the Philippine banking system. Restrictions exist on the sale and purchase of foreign exchange in the banking system. The Philippine monetary authority, with the approval of the President of the Philippines, has the statutory authority, during a foreign exchange crisis or in times of national emergency, to temporarily suspend or restrict sales of foreign exchange, require licensing of foreign exchange transactions or require delivery of foreign exchange in the Central Bank or its designee.

     Foreign investments need not be registered with the Central Bank. The registration of a foreign investment with the Central Bank is only required if the foreign exchange needed to service the repatriation and the remittance of capital and dividends are to be sourced from the Philippine banking system. Nevertheless, even without Central Bank registration, foreign exchange needed for capital repatriation and remittance of dividends of unregistered investments can be sourced lawfully outside of the Philippine banking system. The Company's investment in 30% of the equity of Nextel Philippines has been registered with the Central Bank.

     Under current law there is a 15% withholding tax on dividends and a 20% withholding tax on interest payments.

JAPAN

     Country Overview. With a population of approximately 125 million people, Japan is the fifth most populous Asian country. The country consists of four major islands, Hokkaido, Honshu, Shikoku and Kyushu, and 6,848 smaller islands. More than 78% of the country's inhabitants reside in urban areas and, given the relatively small area of Japan (148,000 square miles), the country has one of the highest population densities in the world. More than 26 million people, or approximately 21% of the Japanese population, live in Japan's thirteen major cities. Tokyo, with approximately 8 million people, is the largest city in Japan. Japan is characterized by above-average income levels relative to other Asian countries and in 1996 had a GDP per capita of approximately $36,000, one of the highest in the world. Japan also has one of the most advanced road systems, as well as one of the highest rates of vehicular ownership in Asia. The country's advanced transportation network and its highly concentrated urban centers have resulted in a strong demand for cellular service.


     Japan has become one of the world's most powerful economies, with a relatively stable currency, high rates of savings and fixed investment, and the highest per capita GDP in Asia. Political and economic uncertainties, both within Japan's borders and across Asia, however, have produced a climate in which the Japanese economy is poised to expand more moderately than in the past. The Japanese government confirmed recently that its economy is in recession and reconfirmed its official forecast of 1.9% GDP growth for 1998. Many economists, however, forecast negative GDP growth for Japan for 1998.


     The Japanese enjoy one of the most advanced telecommunications infrastructures in the Asia. At the end of 1996, the country had nearly 65 million wireline telephone lines, representing a teledensity of 51%. Japan's first cellular license was issued in 1979 by the Japanese Ministry of Posts and Telecommunications (the "MPT") to the state-owned Nippon Telegraph and Telephone ("NTT"). Despite the relative maturity of the Japanese cellular market, it has experienced explosive growth over the past few years, due in part to the MPT lifting its ban on cellular handset ownership in 1994. At the end of 1994, after 14 years of operation, the Japanese cellular industry had achieved only 2.7% penetration. From 1994 to 1996, however, cellular subscribers grew at a compound annual growth rate of 159%, reaching approximately 22.8 million at the end of
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1996, representing a cellular penetration rate of 18%. In 1996, Japan's cellular subscribers accounted for 50% of the subscriber base in Asia. Strong cellular growth is expected to continue, with 58.7 million additional subscribers projected by 2000, reflecting a penetration rate of 46%. Japan's average revenue per cellular subscriber of approximately $50 per month is comparable to the monthly average revenue per cellular subscriber in the United States.

     The analog and digital SMR business in Japan is relatively well developed compared to the United States. In 1996, Japan had approximately 851,000 SMR subscribers (a penetration rate of 0.7%), compared to approximately 2.3 million SMR subscribers in the United States (a penetration rate of 0.9%).


     Operating Company Overview. J-Com provides digital dispatch SMR service in the Kanto region of Japan (which includes Tokyo) pursuant to a subentrustment agreement with Nippon Motorola Ltd., a subsidiary of Motorola ("NML"). J-Com's digital SMR network operates on the 1.5 GHz frequency rather than the 800 MHz frequency used by the Company's other SMR Operating Companies. As of March 31, 1998, J-Com had approximately 38,000 digital SMR subscribers.



     J-Com currently offers digital SMR dispatch service to its subscribers. J-Com is upgrading its digital SMR network to offer multi-functional ESMR service and will offer, in addition to digital dispatch service, mobile telephone and alphanumeric messaging on a single, multifunction handset. J-Com plans to launch commercial ESMR service in the Kanto region utilizing Motorola's iDEN technology by the end of 1998.



     J-Com is headquartered in Tokyo. As of December 31, 1997, J-Com had 45 employees.



     Marketing. J-Com's current sales and marketing efforts focus primarily on providing cost-effective, local dispatch radio services to its target customers, which are primarily businesses in the transportation industry. J-Com believes that businesses with mobile workforces will be the most likely users of its integrated digital service offerings and accordingly, J-Com will target such business customers. J-Com is currently formulating its marketing strategy, including branding and pricing plans. In addition to advertising, J-Com initially will rely on its network of independent dealers to sell J-Com's services to potential subscribers.


     Competition. Japan has two licensed SMR providers, both of which are nonprofit organizations. MPT regulations provide that SMR licenses may only be granted to nonprofit organizations. Such organizations may, however, entrust the operation of the network under such license to a commercial entity or entities. The MPT has granted licenses to two commercial SMR providers: (1) National Mobile Radio Centers Council ("MRC"), which began offering commercial analog SMR service in 1982, is an association of eight mobile radio centers that are regionally organized and supported financially by the Japanese government and several other companies, such as manufacturers and dealers and (2) Japan Mobile Telecommunications Association ("JAMTA") which was founded in 1994 and began offering commercial analog SMR service the same year. Pursuant to an entrustment agreement, NML is authorized to operate JAMTA's SMR business. MRC and JAMTA are licensed to offer both analog and digital SMR services.

     Japan is divided into ten cellular licensing regions including Kanto and Shin-etsu (the Tokyo metro area), Tokai, Kansai, Hokuriku, Chugoku, Shikoku, Kyushu, Hokkaido, Tohoku and Okinawa. For the most populous and economically active regions, Kanto, Tokai and Kansai, the MPT licensed four operators in each region. With the exception of Okinawa, three service providers have been licensed to operate in each of the remaining six regions. In Okinawa, Daini Denden Incorporated ("DDI") is the only operator. In July 1995, Japan launched the world's first commercial PCS network (referred to as "Personal Handyphone Service" or "PHS" in Japan). The MPT divided the country into ten PHS licensing regions, allowing up to three operators in each region.

     The largest cellular operator is NTT DoCoMo, with a market share of more than 50%, followed by DDI, Digital Phone Group, Nippon Idou Tsushin Corp. (IDO), TU-KA Group and Digital TU-KA Group, respectively. DDI Pocket Telephone is the largest PHS operator, with a 42% market share, followed by NTT Personal and Astel.

     Partner Description. The Company holds a 21% equity interest in J-Com. The Company's partners in J-Com are DJSMR, which holds a 49% equity interest, Nichimen, which holds a 25% equity interest, and ORIX, which holds a 5% equity interest.

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     Regulatory and Legal Overview.  The MPT regulates the telecommunications industry in Japan. The Radio Wave Law ("RWL") governs all users of radio spectrum. Additionally, the Telecommunications Business Law ("TBL") governs the operations of telecommunications providers. The MPT classifies telecommunications service providers as either "Type One" or "Type Two." Type One operators, which include cellular, PHS and paging providers, are governed by both the RWL and the TBL. Type Two providers, which are all services under the MPT's jurisdictions not classified as Type One, are governed only by the RWL. The MPT has not classified JAMTA as a Type One operator. The TBL requires Type One service providers to comply with certain infrastructure and network requirements, but provides specific procedures and rates for interconnection to the PSTN.


     MPT regulations provide that SMR licenses may only be granted to nonprofit organizations. Such organizations may, however, entrust the operation of the network under such license to a commercial entity or entities. The MPT has granted licenses to two commercial SMR providers, MRC and JAMTA, both of which are nonprofit organizations. Pursuant to an entrustment agreement, NML is authorized to operate JAMTA's SMR business. Pursuant to a subentrustment agreement, NML has sublicensed the operation of JAMTA's digital SMR business on the 1.5 GHz frequency to J-Com. NML continues to operate JAMTA's analog SMR business, which uses the 800 MHz frequency.

     The MPT regulates the use of radio frequency assigned for SMR services by the grant of licenses for radio equipment to be installed on the SMR network. Each license is granted for terms of up to five years, which may be renewed for additional five-year terms. There are no loading requirements with respect to such licenses.

     Wireless telecommunications services operators have the right to interconnect to the PSTN subject to approval by the MPT of the interconnect agreement between the wireless telecommunications services operator and the PSTN. The MPT has approved J-Com's interconnect agreement with NTT.

     There are no foreign-ownership restrictions for Japanese telecommunications companies other than for ownership of NTT and Kokusai Denshin Denwa.

     Under current law, the Japanese Yen is convertible into U.S. dollars without restrictions, and Japan has a free exchange market for all foreign currency transactions. Dividends and interest paid by J-Com to its U.S. shareholders are subject to a 10% withholding tax.

CANADA


     Operating Company Overview. The Company currently owns 583,104 Class A Shares and 7,790,741 Class D Shares of Clearnet (each Class D Share is convertible at the option of the holder into one Class A Share). Clearnet is the largest SMR operator in Canada as measured by the number of current subscribers, the number of 800 MHz channels and the population of its service territory. Clearnet has publicly reported that as of March 31, 1998, it provided analog SMR services in over 40 cities across Canada to approximately 57,100 subscriber units and ESMR services in Ontario and Quebec to approximately 57,400 subscriber units. Additionally, Clearnet holds one of the two national 30 MHz licenses to provide PCS in Canada. Clearnet launched PCS services in Canada's largest urban centers in October 1997 and reported that as of March 31, 1998, it had approximately 89,700 PCS subscribers. The Company has two representatives on Clearnet's board of directors. Clearnet files periodic and other reports with the Commission pursuant to the requirements of the Exchange Act. More detailed and specific information concerning Clearnet and information regarding the Company's rights to representation on the Clearnet Board of Directors is contained in such Exchange Act reports.


SHANGHAI, PEOPLE'S REPUBLIC OF CHINA

     Country Overview. With a population of approximately 1.2 billion, the People's Republic of China is the most populous country in the world and the third largest behind Russia and Canada in terms of geographic size. Shanghai is one of China's leading cities. It is one of four cities in China which has been accorded provincial level status and also has the largest port in China. The city covers an area of over 6,000 square kilometers and has a population of approximately 14 million. Shanghai's annual GDP per capita was $1,841 in 1996, over three times the national average of $565.

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     In 1990, the State Council approved the establishment of a new economic trade zone in the "Pudong New Area" section of Shanghai. The Pudong New Area is similar to China's Special Economic Zones, which have been established to attract foreign investment, and is expected to be the region's primary international business conduit.

     The demand for telecommunications services continues to grow and teledensity remains at one of the lowest levels in the world at 4.4 lines per 100 inhabitants. China was the third largest cellular market in the world in 1996, with approximately seven million subscribers. The cellular market has grown at a compounded annual growth rate of 145% from 1991 to 1996. Although China has one of the lowest cellular penetration rates in the world at 0.6%, its cellular penetration rate is expected to reach 3.4% by the end of the decade.

     Operating Company Overview. The Shanghai GSM System is a cooperative project established by Unicom and SSTIC to construct and operate a GSM cellular network in Shanghai. The Shanghai GSM System has grown quickly since the commencement of commercial operations in July 1995 and as of December 31, 1997 reported that it had approximately 66,000 subscribers. The current network has 93 cell sites covering the greater Shanghai region (including the Pudong New
Area). Under the current laws of the People's Republic of China, foreign investors are not permitted to be involved directly in the ownership or operation of telecommunications services. In the event that such laws change, the Company may seek to convert its contractual right to share profits generated by the Shanghai GSM System to a direct ownership interest, although there can be no assurance that this would be possible.

     In August 1995, the Company formed a joint venture with SSTIC pursuant to which the Company provided financial support to the Shanghai GSM System for construction of the initial phases of the system in exchange for a contractual right to share profits from the system with SSTIC. The Company also provides advice and direction to the Shanghai GSM System in the key areas of engineering, customer care, billing practices, quality assurance and system performance. Shanghai McCaw was renamed Shanghai CCT McCaw following the admission of CCT as a new shareholder to the joint venture in November 1997.

     In December 1997, CCT, a subsidiary of CCT Telecom Holdings Limited, a Grand Caymans limited liability company, which is publicly traded on the Hong Kong stock exchange, acquired a 51% ownership interest in Shanghai CCT McCaw, in which the Company had a 60% equity interest, in exchange for approximately $46 million of investments in the forms of equity, shareholder loans, shareholder guarantees and fees. CCT's 51% interest represents the right to receive 20.5% of the profits generated by the Shanghai GSM System. CCT's proposed investment in Shanghai CCT McCaw received the necessary governmental approvals, whereupon a new business license reflecting CCT's admission as a new shareholder of Shanghai CCT McCaw and the change of the name to Shanghai CCT McCaw, was issued. In consideration for its admission as a shareholder of Shanghai CCT McCaw, CCT agreed to provide the funds necessary to enable Shanghai CCT McCaw to meet its funding obligations with respect to the Phase III Expansion. As a result of CCT's acquisition of a 51% ownership interest in Shanghai CCT McCaw, the Company's ownership interest in Shanghai CCT McCaw was diluted from 60% to 30% and the Company's contractual rights to the profits generated by the Shanghai GSM System was diluted from 25.2% to 12.1%.

     Shanghai CCT McCaw currently employs six people all of whom are local Chinese. CCT has appointed the General Manager of Shanghai CCT McCaw, who is seconded by CCT to Shanghai CCT McCaw and remains on the payroll of CCT.

     Shanghai CCT McCaw initially provided technical advice to the Shanghai GSM System during the construction phase of the network. Shanghai CCT McCaw has continued to provide technical support in the ongoing process of upgrading the quality and coverage of the GSM network and has become increasingly involved in supporting the development of a diversified sales and marketing plan to compete with the systems operated by the Ministry of Post and Telecommunications (the "MPT").

     Competition. There are only two authorized cellular providers in Shanghai, Unicom and the Shanghai PTA (the local branch of the MPT). The Shanghai PTA has been in operation since 1989 and operates three cellular networks (two TACS systems and one GSM system).

     Partner Description. SSTIC, one of the Company's partners in Shanghai CCT McCaw, is an investment holding company which was established for the purpose of developing the Shanghai high-

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technology industry. SSTIC was formed by the Municipal Government of Shanghai, six major Shanghai banks as well as two major diversified Shanghai conglomerates. SSTIC is also a shareholder of Unicom.

     CCT, a subsidiary of CCT Telcom, is the Company's other partner in Shanghai CCT McCaw. CCT is CCT Telecom's holding company for its domestic telecommunications business in China. Its investments include a communications project in Guangzhou and a second GSM project in Shanxi province.

     Regulatory and Legal Overview. Until 1994, the MPT was the sole entity authorized to provide public telecommunications services in China. In July 1994, the State Council established Unicom with the authority to provide public telecommunications services. In addition, pursuant to a 1995 agreement the MPT and the Peoples Liberation Army (the "PLA") agreed to jointly develop 800 MHz cellular communications networks to provide wireless communications services to the public using spectrum originally allocated to the PLA for military communications use. Accordingly, there are three entities in China authorized to provide cellular telecommunications services to the public. The MPT continues in its role as the central government's regulatory authority over the telecommunications sector.

     Under current Chinese law, foreign investors are not permitted to be involved directly in the ownership or operation of telecommunications services.

     Pursuant to the current PRC Regulation on Foreign Exchange Control, Renminbi, the currency of China, is freely convertible under current account, however, it is not freely convertible under capital account. A foreign invested enterprise is permitted to convert its Renminbi earnings to foreign currencies for the purpose of enabling the foreign investors to receive dividends and interest payments. Conversion of Renminbi to foreign currencies for the purpose of repatriating foreign investors' capital contributions to, and principal payments from, a foreign invested enterprise is subject to approval by relevant government authorities, which approval will be granted upon showing that the foreign invested enterprise has been lawfully terminated and dissolved or the loan has been properly registered, as the case may be. The company's loan to Shanghai CCT McCaw has been registered with the relevant governmental authority. Under current law there is a 10% withholding tax on interest payments and no withholding tax on dividends paid to foreign investors out of the foreign invested enterprise.

CORPORATE GOVERNANCE

     Nextel International owns 100% of its Operating Companies in Mexico and Argentina. The following is a description of the Company's contractual relationships with its partners in the other Operating Companies.

     Brazil. The Company owns 81% of the capital stock of Nextel Brazil, which entitles it to 90% of the voting rights. The Company, therefore, has the right to make management and operating decisions of Nextel Brazil. The Telcom Group owns 19% of the capital stock, which entitles it to 10% of the voting rights. The Telcom Group has the right to designate candidates representing at least 10% of the directors of Nextel Brazil, but at least one candidate so long as the Telcom Group owns at least 10% of Nextel Brazil. The Telcom Group holds veto rights with respect to the following actions: (i) amending the articles of incorporation or bylaws of Nextel Brazil; (ii) creating any equity senior to the existing shares of Nextel Brazil or changing or adversely affecting any provisions or rights of the existing shares of Nextel Brazil; (iii) permitting or causing Nextel Brazil or any of its material subsidiaries to issue voting securities with voting rights different from those to which then-issued securities are entitled; (iv) entering into a merger, a sale of substantially all of the assets, a dissolution, a liquidation or a spinoff of Nextel Brazil or any of its material subsidiaries; (v) permitting Nextel Brazil or any of its subsidiaries to enter into a material contract with the Company or its affiliates other than on an arm's-length, fair-market-value basis; or (vi) permitting Nextel Brazil or any of its affiliates to issue or dispose of securities of the company other than for cash at fair market value. If the Telcom Group exercises its veto rights, Nextel Brazil has the right to purchase (upon vote of a simple majority of its board of directors) all of the Telcom Group's shares of Nextel Brazil then owned by them at their appraised fair market value. The repurchase price can be paid in cash or in shares of Nextel Communications common stock or a combination thereof. Nextel Brazil has the right to declare dividends without the approval of the Telcom Group.

     The Telcom Group has the right to defer making its pro rata share of any capital calls that may arise until April 1999 without suffering any dilution of its right to receive dividends and other cash or noncash
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distributions; provided, however, that the failure by the Telcom Group to ultimately make such capital contributions (and interest thereon) by April 1999 will result in the proportionate dilution of its economic interest in Nextel Brazil. The Telcom Group has the right at any time between October 31, 2001 and November 1, 2003, or at any time after a change of control of Nextel Brazil, to require Nextel Brazil to redeem the Telcom Group's entire interest at its appraised fair market value. The redemption price is payable in cash, or, at Nextel Brazil's election, publicly-traded common stock of any entity owning 50% or more of Nextel Brazil or a combination thereof. In the event that Nextel Brazil issues additional shares of its common stock to such a third party and, as a result, the Telcom Group's interest in Nextel Brazil is reduced to less than 17%, the Telcom Group has the right to purchase additional shares in Nextel Brazil such that after the issuance to a third party, the Telcom Group would own no more than 17% of the outstanding common stock.

     The Company has a right of first refusal with respect to proposed transfers by members of the Telcom Group of their respective interests in Nextel Brazil and has the right to compel the Telcom Group to join in any proposed transfer by the Company of its entire interest in Nextel Brazil. The Telcom Group has the right to join in any proposed transfer by the Company of its entire interest in Nextel Brazil.

     Nextel Brazil is the owner of 95% of the share capital of Nextel S.A. in the form of Nextel S.A. Class A Common Stock. In September 1997, the Company sold 5% of Nextel S.A. to Motorola International in the form of Nextel S.A. Class B Common Stock. Except for the veto rights of the Telcom Group described above and except for the restrictions described below, the Company has the right to make management and operating decisions of Nextel S.A. Nextel Brazil has a right of first refusal with respect to transfers of Nextel S.A. capital stock by any other shareholder of Nextel S.A. Each shareholder of Nextel S.A., other than Nextel Brazil, has the right to include all, but not less than all, of such shareholder's shares in any transfer by Nextel Brazil to a third party. If the Company transfers control of Nextel Brazil, the Company is obligated to ensure that all other shareholders of Nextel S.A. are provided the right to receive economic benefits comparable to those described in the previous sentence. Nextel Brazil has the right to cause the other shareholders of Nextel S.A. to sell their shares if Nextel Brazil transfers its entire interest in Nextel S.A.

     Peru. The Company owns 70.05% of the capital stock of Nextel Peru, Motorola International owns 19.95% and a corporation controlled by Oscar Benalcazar Coz, a Peruvian citizen, owns 10%. As long as the Company controls Nextel Peru, the Company will have the right to designate for election five members of the seven-member board of directors of Nextel Peru. If the Company's equity interest in Nextel Peru is 60.05% or less at any time, however, the Company will have the right to designate for election four of the seven members of the Nextel Peru board of directors. Each shareholder of 10% or more of the outstanding shares of Nextel Peru has a right to designate one of the seven members of Nextel Peru's board of directors. If any shareholder fails to maintain at least a 10% ownership interest in Nextel Peru, the directors designated for election by such shareholder will be required to resign.

     The following actions require the approval of at least five members of the board of directors of Nextel Peru (including each of the directors designated by each shareholder holding at least 19% of the outstanding shares of Nextel Peru):
(i) participation in and approval of the selection of the senior management of Nextel Peru (which approval shall not be unreasonably withheld); (ii) adoption or amendment of any three-year business plan and budget; and (iii) approval of any expenditures for any year that would cause free cash flow for such year to be more than 15% less than the amount approved in the business plan for such year. In addition, the following actions must be approved by an absolute majority of the outstanding shares at a shareholders' meeting having a quorum of at least 83% of the outstanding shares: (i) increasing or decreasing the authorized share capital of Nextel Peru; (ii) issuing debentures; (iii) entering into a merger, or sale of substantially all of the assets of Nextel Peru; or
(iv) dissolving, liquidating or winding-up of Nextel Peru.

     Each shareholder of 5% or more of the outstanding shares of Nextel Peru has a right of first refusal with respect to transfers by the other shareholders. The other shareholders have the right to join in any proposed transfer by the Company of its controlling interest in Nextel Peru. The Company has the right to cause the other shareholders of Nextel Peru to join in any proposed transfer of all of the outstanding shares of Nextel Peru. Nextel Peru may not transfer any shares of capital stock of its subsidiaries without the prior written consent of each holder of 15% or more of the outstanding shares of Nextel Peru.

     Until July 29, 1998, the Company may transfer up to 20% of the outstanding shares of Nextel Peru to a new Peruvian partner without regard to the transfer restrictions described above, subject to certain conditions. If a new Peruvian partner does not purchase any or all of such 20% of the outstanding shares of Nextel Peru, the Company may sell to Motorola or its affiliates, by written notice delivered to Motorola within 30 days of July 29, 1998, and Motorola and its affiliates have agreed to purchase up to 10% of the outstanding shares of Nextel Peru at a price equal to the Company's cost for such shares plus interest of 7% per annum.

     If Nextel Peru makes a capital call on its shareholders and a shareholder fails to make a required capital contribution, subject to certain conditions,
(i) the director or directors nominated by such shareholder will be required to resign, (ii) the other shareholders may make all or any part of such capital contribution and receive shares of Nextel Peru in exchange and (iii) the other shareholders may purchase, or Nextel Peru may redeem, all or any of the shares of Nextel Peru owned by such shareholder. If any shareholder materially breaches any provision of the Shareholders Agreement dated as of January 29, 1998, by and among Nextel Peru and the shareholders of Nextel Peru, the other shareholders have the right to purchase any or all of the shares of Nextel Peru owned by such shareholder at a value based on total paid-in capital, if the breach occurs prior to January 29, 2000, and at 75% of appraised fair market value thereafter.

     Motorola has the right to cause Nextel Peru to acquire all shares of Nextel Peru held by Motorola and its affiliates at the appraised fair market value of such shares if Motorola owns at least 19% of the outstanding shares of Nextel Peru and Nextel Peru does not purchase ESMR infrastructure equipment from Motorola; provided that such ESMR infrastructure equipment is technologically competitive and is offered to Nextel Peru on competitive commercial terms.

     Philippines. The Company owns 30% of the outstanding shares of Nextel Philippines and has the right to designate three of 11 members of the board of directors and one of five members of the executive committee of the board. Pursuant to the revised corporate structure, the Company holds veto rights with respect to decisions involving a number of significant corporate actions including the following: (i) the acquisition of any entity; (ii) the merger; consolidation or sale of the company or any subsidiary or any disposition of a material amount of assets; (iii) the amendment of the articles of incorporation or by-laws; (iv) any amendment affecting the preemptive rights of stockholders;
(v) appointment and removal of the President and Secretary; (vi) approval of or amendment to the annual business plan; (vii) entering other lines of business;
(viii) issuances of stock; (ix) the approval of annual operating and capital budgets; (x) any borrowings in excess of $200,000; (xi) any transactions with affiliates in excess of $200,000; (xii) any dispositions of assets or making loans other than in the ordinary course of business; (xiii) appointment and removal of the chief executive officer and chief financial officer of Nextel Philippines; (xiv) election of members of the Executive Committee; (xv) filling of vacancies of the board of directors for causes other than removal or expiration of term; and (xvi) decisions of the executive committee of the board. The presence of the member nominated by the Company is required to satisfy the quorum requirement for meetings of the executive committee.

     Pursuant to the Philippines Partner Agreements (i) the Nextel Philippines corporate governance arrangements were restructured to give the Company increased minority shareholder rights; (ii) the Company purchased existing shareholder loans of the Philippines Shareholders totaling approximately $19.6 million, which loans bear interest at 18% per annum and are convertible into equity of Nextel Philippines; (iii) the Company may, at its option, fund Nextel Philippines' future capital needs, currently estimated to be $50 million for 1998, pursuant to loans that, at the option of the Company, may be converted into equity of Nextel Philippines; (iv) the Gotesco Group has the right to exercise the Gotesco Put for approximately $9.4 million, beginning in January 1999; and (v) the Company has the right to call the Gotesco Group's 20% interest for approximately $11.6 million, if the Gotesco Group does not exercise the Gotesco Put. The ability of the Company to convert shareholder loans into equity, satisfy the Gotesco Put or call the Gotesco Group's 20% interest is subject to applicable Philippines foreign ownership rules. See "Risk
Factors -- Significant Capital Requirements for Operations."

     Nextel Philippines and the Company have entered into a technical services agreement pursuant to which the Company agreed to provide Nextel Philippines with engineering and other technical services, marketing assistance and system operation assistance on a cost reimbursement basis. The agreement has an initial term of three years. Nextel Philippines and the Company have agreed in principle to restructure the technical services agreement into a secondment agreement upon substantially the same financial terms and the revised agreement remains to be reduced to definitive documentation.

     Japan. The Company owns 21% of the outstanding shares of J-Com and has the right to designate two of seven members of the J-Com board of directors. Certain significant actions by J-Com require the vote of at least six of the seven members of the J-Com board of directors, including the following: (i) the merger, consolidation or sale of the company or any subsidiary or any disposition of a material amount of assets; (ii) the amendment of the articles of incorporation or by-laws; (iii) issuances of stock; (iv) the approval of annual business plans; (v) any borrowings in excess of Y760 million (approximately $5.8 million); (vi) any transactions with affiliates; and (vii) the making of any investments other than certain permitted short-term investments.

     China. Under current Chinese law, foreign entities or individuals are prohibited from participating directly in the ownership and operation of telecommunications services. Because of this limitation, the Company's interest in the Shanghai GSM System is held through its 30% equity interest in a Chinese equity joint venture, Shanghai CCT McCaw. Shanghai CCT McCaw participates in the Shanghai GSM System through the Unicom Agreement originally between SSTIC, its Chinese partner, and Unicom. SSTIC and CCT hold 19% and 51% equity interests in Shanghai CCT McCaw, respectively.

     On March 29, 1997, Unicom and Shanghai CCT McCaw entered into the Phase III Unicom Agreement, which modifies certain arrangements under the Unicom Agreement. Pursuant to the Phase III Unicom Agreement Shanghai CCT McCaw has agreed to provide 60% of the funds required to expand the capacity of the Shanghai GSM System to provide service for an additional 100,000 subscribers. Shanghai CCT McCaw's share of the funds is estimated to be equal to approximately RMB 386.4 million (approximately $44 million). Pursuant to the Phase III Unicom Agreement, since September 15, 1997, Shanghai CCT McCaw has received 40.2% of the profits of the Shanghai GSM System. The Phase III Unicom Agreement expires January 15, 2012.

     Pursuant to a joint venture agreement and other agreements entered into between the Company, CCT and SSTIC, membership of the nine person board of directors of Shanghai CCT McCaw is allocated as follows: (i) five directors are appointed by CCT Telecom, (ii) two directors appointed by SSTIC; and (iii) two directors appointed by the Company. Certain significant corporate actions require unanimous approval of the board of directors, including: (i) an amendment to the articles of association; (ii) changes in the ratio of the partners' capital contribution; and (iii) the merger or dissolution of Shanghai CCT McCaw. Certain other matters require the approval of at least five members of the board of directors (including approval of at least one director appointed by each shareholder). Those matters include the following: (i) allowing a third party to participate in the ownership of Shanghai CCT McCaw; (ii) certain changes to capitalization; (iii) borrowing money; (iv) paying dividends; (v) approving operating and capital budgets; (vi) changing the management structure;
(vii) entering into transactions with affiliates; (viii) the purchase and sale of capital equipment; and (ix) any action not in the ordinary course of business of Shanghai CCT McCaw. None of the parties is permitted to sell its interest in Shanghai CCT McCaw without the consent of the other two parties.

     In addition to its capital contribution, the Company was responsible for providing the Shanghai Loan of $13.2 million to fund the Shanghai GSM System. As of March 31, 1998, the outstanding balance of the Shanghai Loan was $9.2 million. The Company may be required to increase the Shanghai Loan by approximately $400,000.

     In addition to its capital contribution, CCT agreed to provide to Shanghai CCT McCaw (i) the Shanghai Loan of $13.2 million and (ii) the CCT Additional Loan of up to $3 million to cover cost overruns for Phase III Expansion required to be borne by Shanghai CCT McCaw. CCT and Shanghai CCT McCaw have agreed that CCT may not accept any payment of principal or interest in respect of the CCT Loan or the CCT Additional Loan during any period when Shanghai CCT McCaw is in default under the Shanghai Loan.

EMPLOYEES


     As of December 31, 1997, the Company, at the corporate level, employed 35 employees and the Operating Companies (excluding Clearnet and the Shanghai GSM System) had an aggregate of 1,672 employees. The Company is not a party to any collective bargaining agreements and the Company believes its relationship with its employees is good.


PROPERTIES

     The Company currently leases 6,559 square feet for its principal executive and administrative offices in Seattle, Washington, and payments under such lease equals approximately $110,000 per year. In addition, the Company's subsidiaries have leases for office space and transmission sites in each of the countries where the Operating Companies conduct business.

LITIGATION

     Neither the Company nor the Company's subsidiaries are party to any material litigation.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The executive officers and directors of the Company, as of June 15, 1998, are set forth below:


        NAME          AGE                      POSITIONS
        ----          ---                      ---------
Daniel F. Akerson     49    Chairman of the Board
Keith D. Grinstein    37    President, Chief Executive Officer and Director
Heng-Pin Kiang        49    Vice President and General Counsel
William S. Roberts    43    Vice President of Country Operations
David E. Rostov       32    Vice President and Chief Financial Officer
Thomas J. Truesdale   39    Vice President of International Operations
Brian A. Vincent      40    Vice President of Business Development
C. James Judson       53    Vice Chairman of the Board
Timothy M. Donahue    49    Director
Craig O. McCaw        48    Director
Steven M. Shindler    35    Director
Dennis M. Weibling    47    Director

     Daniel F. Akerson has served as Chairman of the Board of the Company since March 1996. Mr. Akerson is also Chairman of the Board and Chief Executive Officer of Nextel Communications, positions he has held since March 1996. From June 1993 to March 1996, Mr. Akerson served as a general partner of Forstmann Little & Co., a private investment firm ("Forstmann Little"), and also held the positions of Chairman of the Board and Chief Executive Officer of General Instrument Corporation, a technology company acquired by Forstmann Little. From 1983 to 1993, Mr. Akerson held various senior management positions with MCI Communications Corporation, including President and Chief Operating Officer. Mr. Akerson currently serves as a director of American Express Company and America Online, Inc. Mr. Akerson received a B.S. from the United States Naval Academy and a M.S. from the London School of Economics.

     Keith D. Grinstein has served as President, Chief Executive Officer and as a director of the Company since January 1996. From January 1991 to December 1995, Mr. Grinstein was President and Chief Executive Officer of the aviation communications division of AT&T Wireless Services, Inc. (formerly known as McCaw Cellular Communications, Inc. ("McCaw Cellular")). Mr. Grinstein held a number of positions at McCaw Cellular and its subsidiaries, including Vice President, General Counsel and Secretary of LIN Broadcasting Company, a subsidiary of McCaw Cellular, and Vice President and Assistant General Counsel of McCaw Cellular. Mr. Grinstein received a B.A. from Yale University and a J.D. from Georgetown University. Mr. Grinstein currently is a director of Clearnet.

     Heng-Pin Kiang has served as Vice President and General Counsel of the Company since January 1996. From September 1984 to December 1995, Mr. Kiang was a partner in the Perkins Coie law firm. Mr. Kiang received a B.S.E. in Chemical Engineering from Princeton University and a J.D. from Columbia University.

     William S. Roberts has served as Vice President of Country Operations since November 1996. From 1983 to November 1996, Mr. Roberts held various management positions with BellSouth Corporation ("BellSouth"), an international telecommunications services company, most recently as the Chief Financial Officer and the Chief Operating Officer of BellSouth Investment S.A. (Chile), a Chilean investment and services company owned by BellSouth. Prior to joining BellSouth, Mr. Roberts was a senior internal auditor for a satellite communications company. Mr. Roberts is a certified public accountant and received a B.A. in accounting from the University of West Florida.

     David E. Rostov has served as Vice President and Chief Financial Officer since joining the Company in January 1996. From 1992 to 1996, Mr. Rostov held various positions at McCaw Cellular, most recently as Assistant Vice President in the Development Group. Mr. Rostov was a financial analyst with Goldman, Sachs & Co. from 1987 to 1989. Mr. Rostov received a B.A. from Oberlin College and an M.B.A. and M.A. in Public Policy from The University of Chicago.

     Thomas J. Truesdale has served as Vice President of International Operations since September 1997. Prior to his employment with the Company, Mr. Truesdale was employed by Nextel Communications as Vice President Finance/Operations from March 1997, General Manager from November 1996 and Vice President Operations from November 1994. Prior to his employment with Nextel Communications, Mr. Truesdale was employed by AirTouch Communications in various positions including Director Operations, Director Revenue Assurance, Director Marketing Operations and Director MIS. Mr. Truesdale holds an M.S. in Business Administration from Humboldt University.

     Brian A. Vincent has served as Vice President of Business Development. Mr. Vincent joined the Company in January 1996. From 1986 to 1995, Mr. Vincent served as Vice President of Worldwide Marketing Operations at Intermec Corporation, a leading manufacturer of handheld data collection computers and on-premise wireless communication networks. Mr. Vincent received a B.A. from the University of California at Berkeley and an M.B.A. from the University of Washington. Mr. Vincent currently is a director of Clearnet.

     C. James Judson has served as a director of the Company since February 1995. Mr. Judson is Vice President, Secretary and General Counsel of Eagle River, Inc., a company formed to make strategic investments in telecommunications ventures ("Eagle River"), a position he has held since January 1995. From 1969 to January 1995, Mr. Judson was a partner in the Davis Wright Tremaine law firm. Mr. Judson received a B.A. and a L.L.B. from Stanford University.

     Timothy M. Donahue has served as a director of the Company since August 1997. Mr. Donahue has served as President of Nextel Communications since February 1, 1996 and has served as a director of Nextel Communications since May 1996. On February 29, 1996, Mr. Donahue was elected to the additional position of Chief Operating Officer of Nextel Communications. From 1986 to January 1996, Mr. Donahue held various senior management positions with AT&T Wireless Services, Inc., most recently Regional President for the Northeast.

     Craig O. McCaw served as a director of the Company from February 1995 until the acquisition of the Company by Nextel Communications in August 1995. Mr. McCaw was reelected to the Company's board of directors in February 1997. From February 1995 to August 1995, Mr. McCaw served as Chairman of the Board and Chief Executive Officer of Eagle River, the indirect majority owner of Digital Radio, L.L.C., a company formed for the purpose of making an equity investment in Nextel Communications. From March 1990 to November 1994, Mr. McCaw served as Chairman of the Board and Chief Executive Officer of LIN Broadcasting Company. From 1974 to September 1994, Mr. McCaw served as Chairman of the Board and Chief Executive Officer of McCaw Cellular, which was sold to AT&T Corporation in September 1994. Mr. McCaw serves as a director of Nextel Communications and as Chairman of the Operations Committee of the Nextel Communications Board. Mr. McCaw is an appointee to the President's National Security Telecommunications Advisory Committee.

     Steven M. Shindler has served as a director of the Company since May 1997. Mr. Shindler is Vice President and Chief Financial Officer of Nextel Communications, a position he has held since May 1996. Between 1987 and 1996, Mr. Shindler was an officer with Toronto Dominion Bank where most recently he was a Managing Director in its Communications Finance Group.

     Dennis M. Weibling has served as a director of the Company since February 1995. From October 1995 to March 1996, Mr. Weibling served as Nextel Communications' acting Chief Executive Officer. Mr. Weibling is President of Eagle River, a position he has held since 1993. From 1981 to 1993, Mr. Weibling was a shareholder of Clark, Nuber and Co., P.S., a public accounting firm in Bellevue, Washington. Mr. Weibling received a B.A. from Wittenberg University and a J.D. from the University of Nebraska. Mr. Weibling is a director of Nextel Communications and is a member of the Operations Committee, Audit Committee and Compensation Committee of the Nextel Communications Board. He is also a director of NextLink Communications, Inc., a facilities-based local exchange carrier and majority-owned subsidiary of Eagle River, Teledesic Corporation and Cable Plus, Inc.

OPERATING COMPANY CHIEF EXECUTIVE OFFICERS

     The chief executive officers of Nextel S.A., Nextel Mexico and Nextel Argentina are set forth below:

                  NAME                        AGE                     POSITION
                  ----                        ---                     --------
Sebastiao Esteves Alpha.................      59       General Manager, Nextel S.A.
Alberto Buentello Garza.................      46       Chief Operating Officer, Nextel Mexico
Alejandro Garcia Calabria...............      43       General Manager, Nextel Argentina

     Sebastiao Esteves Alpha has served as General Manager of Nextel S.A. since September 1997. Prior to joining Nextel S.A., Mr. Alpha held senior management positions in various telecommunications companies and technology companies in Brazil, including Proceda Tecnologia Informatica S.A., a technology company, Telebahia S.A., a regional telecommunications provider, and Machline Tecnologia de Telecomunicacoes Ltda., an analog SMR provider.

     Alberto Buentello Garza has served as Chief Operating Officer of Nextel Mexico since October 1996. Prior to joining Nextel Mexico, Mr. Buentello held various senior management positions at Cedetel-Norcel, a Mexican cellular services provider.

     Alejandro Garcia Calabria has served as General Manager of Nextel Argentina since December 1997. Prior to joining Nextel Argentina, Mr. Calabria served as Deputy Director of Telefonica de Argentina S.A. and prior to that as General Manager of Sadetel S.A., an Argentine telecommunications company.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company established an audit committee in November 1997. During 1997, no meetings of the audit committee were held. The Company has no other standing committees.

COMPENSATION OF DIRECTORS

     Currently, the Company's directors do not receive any compensation or reimbursements for out-of-pocket expenses for their service on the Company's board of directors.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table and discussion summarize the compensation earned by the Company's President and Chief Executive Officer and the four other most highly compensated executive officers of the Company, who earned more than $100,000 in salary and bonuses (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company during the fiscal years ended December 31, 1996 and 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM(1)
                                                                                    COMPENSATION
                                                                                       AWARDS
                                                      ANNUAL COMPENSATION          --------------
                                               ----------------------------------    SECURITIES
                                                                     OTHER ANNUAL    UNDERLYING     ALL OTHER(2)
                                               SALARY       BONUS    COMPENSATION   OPTIONS/SARS    COMPENSATION
     NAME AND PRINCIPAL POSITION        YEAR     ($)         ($)         ($)            (#)             ($)
     ---------------------------        ----   -------      ------   ------------  --------------   ------------
Keith D. Grinstein....................  1997   180,000      60,000        --           540,000/--      3,200
  President and Chief Executive         1996   150,000          --        --       50,000/400,000      2,500
  Officer
Heng-Pin Kiang........................  1997   160,940      52,500        --           290,000/--      5,572
  Vice President and General Counsel    1996   150,000          --        --       25,000/250,000      3,625
Brian A. Vincent......................  1997   152,940      56,000        --           145,000/--      2,714
  Vice President of Business            1996   140,000          --        --       10,000/100,000      2,450
  Development
David E. Rostov.......................  1997   132,940      50,000        --           145,000/--      4,868
  Vice President and Chief Financial    1996    94,744(3)       --        --       15,000/100,000      1,895
  Officer
William S. Roberts....................  1997   170,000      40,000        --           130,000/--      6,200
  Vice President and Chief              1996    20,705(4)       --        --            --/75,000         --
  Operating Officer

---------------
(1) Options were granted pursuant to the Nextel International 1997 Stock Option Plan and the Nextel Communications Incentive Equity Plan. Options vest over a four-year period and become exercisable, subject to the provisions of each plan, for shares of the Company's common stock (the "Company's Common Stock") and Nextel Communications Class A Common Stock, respectively. SARs were granted pursuant to the Company's Stock Appreciation Rights Plan. All but two SAR holders of the then outstanding SARs, including all of the members of the senior management team, agreed to exchange their SARs for options granted pursuant to the Company's 1997 Stock Option Plan. See "Benefit Plans -- Nextel International Stock Appreciation Rights Plan."

(2) Comprised of the Company's contributions to the Nextel Communications
    Section 401(k) Plan and the value received from purchases under the Nextel Communications Stock Purchase Plan which reflect the difference between the purchase price (which is the lower of 85% of market value at the beginning or the end of each quarter) and the market value.

(3) Reflects salary paid from January 22, 1996 to December 31, 1996.

(4) Reflects salary paid from November 18, 1996 to December 31, 1996.

OPTION GRANTS IN FISCAL YEAR 1997

     The following table sets forth certain information with respect to options exercisable for shares of the Company's Common Stock and Nextel Communications Class A Common Stock granted to the Named Executive Officers during fiscal year 1997.

                                                         PERCENT OF
                                            NUMBER OF      TOTAL
                                            SECURITIES    OPTIONS                                GRANT
                                            UNDERLYING   GRANTED TO   EXERCISE                   DATE
                                             OPTIONS     EMPLOYEES     OR BASE                  PRESENT
                                             GRANTED     IN FISCAL    PRICE(2)    EXPIRATION     VALUE
                   NAME                       (#)(1)      YEAR(%)     ($/SHARE)      DATE       ($)(3)
                   ----                     ----------   ----------   ---------   ----------   ---------
Keith D. Grinstein
  NI Options..............................   500,000       30.85        10.00      8/15/07     3,295,000
  NC Options..............................    40,000         .66        15.13      2/12/07       398,400
Heng-Pin Kiang
  NI Options..............................   275,000       16.96        10.00      8/15/07     1,812,220
  NC Options..............................    15,000         .25        15.13      2/12/07       149,400
Brian A. Vincent
  NI Options..............................   130,000        8.02        10.00      8/15/07       856,700
  NC Options..............................    15,000         .25        15.13      2/12/07       149,400
David E. Rostov
  NI Options..............................   130,000        8.02        10.00      8/15/07       856,700
  NC Options..............................    15,000         .25        15.13      2/12/07       149,400
William S. Roberts
  NI Options..............................   110,000        6.79        10.00      8/15/07       724,900
  NC Options..............................    20,000         .33        15.13      2/12/07       199,200

---------------
(1) Options were granted pursuant to the Nextel International 1997 Stock Option Plan ("NI Options") and pursuant to the Nextel Communications Incentive Equity Plan ("NC Options"). NI Options vest over a four-year period with 1/48th of the option grant vesting at the end of each month of employment with the Company. Vested NI Options may be exercised when an optionee becomes 50% vested with respect to a single option grant, provided that no more than 20% of the options conveyed in a specific grant may be exercised in any fiscal year of the Company. NC Options granted vest over a four-year period, becoming exercisable with respect to 25% of the shares on each of the first four anniversary dates following the date of grant.

(2) The Company's Common Stock is not registered or publicly traded and therefore a public market price for the Company's Common Stock is not available. The base price per share is based on the Board of Directors' estimate of fair market value at the time of grant. The actual value, if any, an employee may realize will depend on the excess of fair market value of the Company's Common Stock over the base price on the date the option is exercised.

(3) The Company used the Black-Scholes pricing model to estimate the present value of the options at date of grant.

OPTION EXERCISES IN FISCAL YEAR 1997 AND YEAR-END OPTION VALUES

     The following table sets forth information concerning the exercise of options during the year ended December 31, 1997 and unexercised option values as of the fiscal year ended December 31, 1997 with respect to each of the Named Executive Officers.

   AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1997 AND FISCAL YEAR-END OPTION
                                     VALUES

                                                        NUMBER OF SECURITIES
                                                       UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                SHARES                 OPTIONS AT FISCAL YEAR-        IN-THE-MONEY OPTIONS
                              ACQUIRED ON   VALUE              END(#)                 AT FISCAL YEAR-END($)
                               EXERCISE    REALIZED  ---------------------------   ---------------------------
            NAME                  (#)        ($)     EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----              -----------  --------  -----------   -------------   -----------   -------------
Keith D. Grinstein
  NI Options................      --          --           --         500,000             --             --
  NC Options................      --          --       25,000          65,000        259,375        694,375
Heng-Pin Kiang
  NI Options................      --          --           --         275,000             --             --
  NC Options................      --          --       12,500          27,500        129,688        292,813
Brian A. Vincent
  NI Options................      --          --           --         130,000             --             --
  NC Options................      --          --        2,500          22,500         27,188        244,688
David E. Rostov
  NI Options................      --          --           --         130,000             --             --
  NC Options................      --          --        3,750          26,250         40,781        285,469
William S. Roberts
  NI Options................      --          --           --         110,000             --             --
  NC Options................      --          --           --          20,000             --        217,500

EMPLOYMENT AGREEMENTS

     In November 1995, the Company entered into an employment agreement with Mr. Grinstein providing for his employment as President and Chief Executive Officer which renewed automatically on July 1, 1997. The agreement with Mr. Grinstein terminates on June 30, 1998. The agreement provides for a base salary of $150,000 per year, subject to an annual performance evaluation (plus performance bonuses based on the achievement of mutually determined objectives).

     The Company also entered into an employment agreement with Mr. Kiang in November 1995 providing for his employment as Senior Vice President and General Counsel which renewed automatically on July 1, 1997. The agreement with Mr. Kiang terminates on June 30, 1998. The agreement provides for a base salary of $150,000 per year, subject to an annual performance review (plus performance bonuses based on the achievement of mutually determined objectives).

     In January 1996, the Company entered into an employment agreement with Mr. Vincent providing for his employment as Senior Vice President of Business Development which renewed automatically on January 1, 1998 and is renewable for subsequent one-year terms. Either party may terminate the agreement upon 60 days' written notice. The agreement provides for a base salary of $140,000 per year, subject to an annual performance evaluation (plus performance bonuses based on the achievement of certain objectives).

     In January 1996, the Company entered into an employment agreement with Mr. Rostov providing for his employment as Vice President and Chief Financial Officer which renewed automatically on January 12, 1998 and is renewable for subsequent one-year terms. Either party may terminate the agreement upon 60 days' written notice. The agreement provides for a base salary of $100,000 per year, subject to an annual performance evaluation (plus performance bonuses based on the achievement of certain objectives).

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

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's Board of Directors does not currently have a compensation committee. The Company's Board of Directors is responsible for executive compensation matters. During 1996, Mr. Grinstein served on the Company's Board of Directors and as Chief Executive Officer and President of the Company.

BENEFIT PLANS

     Nextel Communications Incentive Equity Plan. All officers, key employees of and consultants to Nextel Communications and its subsidiaries, including Nextel International, are eligible to participate in the Nextel Incentive Equity Plan (the "Incentive Equity Plan"). The Compensation Committee of the Nextel Communications Board (the "Nextel Communications Compensation Committee") may grant each eligible participant options entitling the optionee to purchase shares of Nextel Communications Class A Common Stock at a price equal to or greater than market value on the date of grant, except that the option price of an option that is granted in exchange for the surrender and cancellation of an option to purchase shares of another corporation that has been acquired by Nextel Communications or one of its subsidiaries ("Replacement Options") or options granted to a consultant may be less than the market value on the date of grant. Replacement Options and options granted to consultants are otherwise subject to the same terms, conditions and discretion as other options granted under the Incentive Equity Plan.

     The option price is payable at the time of exercise (i) in cash, (ii) by the transfer to Nextel Communications of nonforfeitable, nonrestricted shares of Nextel Communications Class A Common Stock that are already owned by the optionee and have a value at the time of exercise equal to the option price,
(iii) with any other legal consideration the Nextel Communications Compensation Committee may deem appropriate or (iv) by any combination of the foregoing methods of payment. Any grant of options may provide for deferred payment of the option price from the proceeds of sale through a bank or broker on the date of exercise of some or all of the shares of Nextel Communications Class A Common Stock to which the exercise relates.

     No option may be exercised more than 10 years from the date of grant. Each option must specify the vesting period and other terms for the exercise of such option and may provide for the earlier exercise of the options in the event of a change in control of Nextel Communications or other similar transaction or event. Options granted under the Incentive Equity Plan may be designated as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or may be designated as options that are not intended to so qualify.

     The Nextel Communications Compensation Committee may also grant eligible participants in the Incentive Equity Plan Appreciation Rights, Restricted Shares, Deferred Shares, Performance Shares or Performance Units (each as defined in the Incentive Equity Plan). The Nextel Communications Compensation Committee must specify at the time of grant the vesting period and other terms of any such award.

     No option, appreciation right or other "derivative security" within the meaning of Rule 16b-3 under the Exchange Act is transferable by a recipient except by will or the laws of descent and distribution. Options and Appreciation Rights may not be exercised during a recipient's lifetime except by the recipient or, in the event of his or her incapacity, by his or her guardian or legal representative acting in a fiduciary capacity on behalf of the recipient under state law and court supervision. The Nextel Communications Compensation Committee may specify at the date of grant that all or any part of the shares of Nextel Communications Class A Common Stock that are to be issued or transferred by Nextel Communications pursuant to the Incentive Equity Plan shall be subject to further restrictions on transfer.

     The Incentive Equity Plan is administered by the Nextel Communications Compensation Committee, which consists of not less than three nonemployee directors who are "disinterested persons" within the meaning of Rule 16b-3 under the Exchange Act. The Nextel Communications Compensation Committee may make grants to participants under any or a combination of all of the various categories of awards that are authorized under the Incentive Equity Plan and may provide for special terms for awards to participants who either are foreign nationals or are employed by or provide consulting services to Nextel Communications or any of its subsidiaries outside of the United States, as the Nextel Communications Compensation Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom.
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

     The Incentive Equity Plan may be amended from time to time by the Nextel Communications Compensation Committee, but without further approval by the stockholders of Nextel Communications no such amendment may (i) increase the aggregate number of shares of Nextel Communications Class A Common Stock that may be issued or transferred and covered by outstanding awards, or increase the aggregate number of Performance Units that may be granted, thereunder or (ii) otherwise cause Rule 16b-3 under the Exchange Act to cease to be applicable to the Incentive Equity Plan.

     Nextel Communications Stock Purchase Plan. All employees of Nextel Communications and its subsidiaries, including Nextel International, who are customarily employed for more than 20 hours per week are eligible to elect to be granted options under the Nextel Communications Stock Purchase Plan (the "Stock Purchase Plan"). Section 423 of the Code, however, prohibits the granting of an option to any employee who would own stock possessing five percent or more of the total combined voting power or value of all classes of stock of Nextel Communications or any of its subsidiaries following the granting of the option. For purposes of the foregoing, shares of stock that are subject to outstanding options or other vested or contingent rights to acquire the same are deemed to be owned by the optionee.

     The option price per share upon exercise of an option granted under the Stock Purchase Plan is an amount equal to 85 percent of the lesser of (i) the fair market value of a share of Nextel Communications Class A Common Stock on the date of grant or (ii) the fair market value of a share of Nextel Communications Class A Common Stock on the date of exercise. For purposes of the Stock Purchase Plan, "fair market value" means the closing price of the Nextel Communications Class A Common Stock on the Nasdaq National Market on the last trading date preceding the date of the grant or the date of exercise, as the case may be.

     The option price is payable by the optionee on the date of exercise with funds accumulated through payroll withholding over the term of the option or, at the discretion of the Nextel Communications Compensation Committee, with funds paid to Nextel Communications by the optionee in a lump sum on or before the date of exercise. An optionee may elect to have not less than one percent and not more than ten percent of his or her "basic compensation," which includes base salary and any commissions paid pursuant to an ongoing sales incentive compensation program but does not include cash bonuses or any form of noncash compensation, withheld from payroll and applied to the purchase of Nextel Communications Class A Common Stock upon the exercise of options granted under the Stock Purchase Plan.

     The maximum number of shares of Nextel Communications Class A Common Stock that an optionee may purchase upon exercise of an option granted under the Stock Purchase Plan is equal to ten percent of his or her basic compensation divided by an amount equal to 85 percent of the lesser of (i) the fair market value of a share of Nextel Communications Class A Common Stock on the date of grant or (ii) the fair market value of a share of Nextel Communications Class A Common Stock on the date of exercise, subject to further limitations imposed by Section 423 of the Code. Section 423 of the Code provides that, among other things, the right of an optionee to purchase stock under all "employee stock purchase plans" (as defined in Section 423 of the Code) of a corporation and its subsidiaries may not accrue at a rate that exceeds $25,000 of fair market value (determined at the time of grant) for each calendar year in which the option is outstanding at any time.

     Options granted under the Stock Purchase Plan may have terms of not less than three months and not more than one year, as determined by the Nextel Communications Compensation Committee in its sole discretion, provided that all options granted pursuant to any particular offering under the Stock Purchase Plan must have the same term for all optionees. The first day of the relevant term of an option granted under the Stock Purchase Plan is the grant date with respect to such option, and the date of exercise of an option granted under the Stock Purchase Plan is the last day of its term. No option granted under the Stock Purchase Plan may be transferred by the optionee.

     The Stock Purchase Plan is administered by the Nextel Communications Compensation Committee, which may establish such policies or procedures and adopt such rules for the operation and administration of the Stock Purchase Plan as it deems appropriate. Nextel Communications may engage the services of a professional plan administrator on such terms and conditions as the Nextel Communications Compensation Committee deems appropriate for the purposes of establishing and maintaining custodial accounts and holding shares of Nextel Communications Class A Common Stock acquired by employees upon the exercise of options granted under the Stock Purchase Plan and otherwise operating the Stock Purchase Plan. The Nextel Communications Compensation Committee also has the authority to promulgate terms and conditions (to the extent not inconsistent with the terms and conditions prescribed in the Stock Purchase Plan) applicable to grants made under the Stock Purchase Plan, including, without limitation, holding periods for shares of Nextel Communications Class A Common Stock purchased upon the exercise of an option granted under the Stock Purchase Plan beyond those required to obtain favorable tax treatment under Section 423 of the Code and sanctions for failing to comply with the terms and conditions applicable to particular grants (in addition to those otherwise imposed by law or the terms of the Stock Purchase Plan).

     The Stock Purchase Plan will terminate on the tenth anniversary of its adoption by the Nextel Communications Board, unless sooner terminated by the Nextel Communications Board, and no options will thereafter be granted thereunder. The Stock Purchase Plan may be amended from time to time by the Nextel Communications Board of Directors, but without further approval by the stockholders of Nextel Communications, no such amendment may (i) increase the aggregate number of shares of Nextel Communications Class A Common Stock covered by the Stock Purchase Plan, except for adjustments to reflect the effects of stock dividends, stock splits, combinations of shares or other changes in the capital structure of Nextel Communications, (ii) permit the granting of options under the Stock Purchase Plan to persons other than employees of Nextel Communications and its subsidiaries who are customarily employed for more than 20 hours per week, (iii) cause options granted under the Stock Purchase Plan to fail to satisfy any of the conditions of Section 423 of the Code or (iv) cause Rule 16b-3 under Section 16(b) of the Exchange Act (or any successor rule to the same effect) to cease to be applicable to the Stock Purchase Plan.

     Nextel International Stock Appreciation Rights Plan. The Company granted to selected employees and agents SARs in accordance with the Company's Stock Appreciation Rights Plan (the "SAR Plan"). The surrender of a SAR, in accordance with the terms of the SAR Plan, entitles the holder thereof to receive the increase in fair market value of one share of the Company's Common Stock between the date of its grant and the date of surrender. The SAR Plan contains provisions establishing how the fair market value of the Company's Common Stock will be determined. As of December 31, 1996, 1,240,000 SARs had been granted pursuant to the SAR Plan. SARs vest on a monthly basis over a four-year period and once vested may be surrendered by a holder in installments of 20% per year; provided, however, that no more than a maximum of $5 million in the aggregate will be paid out in any one year to all SAR holders. Certain of the senior officers of the Company were granted rights whereby their SARs would have vested automatically upon a change of control of the Company (as defined in the SAR
Plan).

     On June 23, 1997, the Company adopted the Company's 1997 Stock Option Plan (the "1997 Stock Option Plan") and approved a plan to terminate the SAR Plan. Each holder of SARs granted previously under the SAR Plan was given the option to exchange his or her SARs for stock options to be granted under the 1997 Stock Option Plan. The Company agreed to grant additional stock options to certain SAR holders who exchanged their SARs for stock options as an inducement to such SAR holders. All but two SAR holders, including all of the Company's senior officers, agreed to exchange their SARs for options granted under the 1997 Stock Option Plan. With respect to the SAR holders who elected not to exchange their SARs for stock options, the Company continues to be obligated by the terms and conditions of the SAR agreements previously entered into with such holders.

     Nextel International Stock Option Plan. All employees, officers, directors, agents, independent contractors of and advisors and consultants to Nextel International, its subsidiaries and affiliates are eligible to participate in the 1997 Stock Option Plan. The Nextel International Board of Directors or a committee designated thereby (the "Plan Administrator") may grant each eligible participant options entitling the optionee to purchase shares of Nextel International common stock at a price equal to at least 100% of the market value on the date of grant. A maximum of 1,825,000 shares of the Company's Common Stock is currently available for issuance under the 1997 Stock Option Plan.

     The option price is payable at the time of exercise (i) in cash, (ii) by the transfer to the Company of shares of the Company's Common Stock already owned by the optionee for at least six months and having a value at the time of exercise equal to the aggregate option exercise price, (iii) with any other legal consideration the Plan Administrator may deem appropriate or (iv) at the discretion of the Plan Administrator, by any combination of the foregoing methods of payment.

     No option may be exercised more than 10 years from the date of grant. Each option must specify the vesting period and other terms for the exercise of such option. Options granted under the 1997 Stock Option Plan vest over four years but may not be exercised prior to two years following the date of grant. Options granted under the 1997 Stock Option Plan may be designated as "incentive stock options" within the meaning of Section 422 of the Code, or may be designated as options that are not intended to so qualify.

     Each optionee has the right to sell any shares acquired pursuant to the exercise of an option to the Company or an affiliate of the Company after such shares have been held for at least six months. The sale price for such shares is the fair market value as of the date of sale. Additionally, the Company has a right of first refusal on any proposed sale of shares acquired pursuant to the exercise of an option. Options are not transferable by a recipient except by will or the laws of descent and distribution. Options may not be exercised during a recipient's lifetime except by the recipient or, in the event of his or her incapacity, by his or her guardian or legal representative acting in a fiduciary capacity on behalf of the recipient under state law and court supervision. The Plan Administrator may specify at the date of grant that all or any part of the shares of the Company's Common Stock are to be issued pursuant to the 1997 Stock Option Plan shall be subject to further restrictions on transfer.

     The Plan Administrator may provide for special terms for awards to participants who either are foreign nationals or are employed by or provide consulting services to the Company or any of its subsidiaries outside of the United States, as the Plan Administrator may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Certain of the senior officers of the Company have been granted rights whereby their options will vest automatically upon a change of control of the Company (as defined in the 1997 Stock Option Plan).

     The 1997 Stock Option Plan may be amended from time to time by the Board of Directors of Nextel International; provided, however, to the extent required for compliance with any applicable law or regulation, shareholder approval will be required for any amendment that will (i) increase the aggregate number of shares of the Company's Common Stock as to which options may be granted under the plan;
(ii) modify the class of persons eligible to receive options; or (iii) otherwise require shareholder approval under any applicable law or regulations.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TAX SHARING AGREEMENT

     The Tax Sharing Agreement effective as of January 1, 1997, between Nextel Communications and the Company (the "Tax Sharing Agreement") provides that the Company must pay Nextel Communications its federal income tax liability computed as if the Company had filed a separate federal income tax return. Such computation would take into account any carryovers and carrybacks of losses and credits that would be allowed if the Company had filed a separate federal income tax return except that, in making such computation for any taxable year, such liability will be determined at the highest corporate tax rate, and without an exemption for purposes of calculating the alternative minimum tax and the environmental tax. The Tax Sharing Agreement further provides that the Company may be included in any consolidated, combined, or unitary state or local income or franchise tax return or report, and the Company's liability with respect to such taxes will be computed in a manner similar to and consistent with the calculation of the Company's federal income tax liability.

     Furthermore, the Tax Sharing Agreement provides that Nextel Communications is entitled to utilize on behalf of the consolidated group all of the tax attributes and other items of income, gain, loss, deduction, expense, credit and similar treatments of the Company arising in the current taxable year or another taxable year or years and which properly may be carried back or carried forward to such taxable year. The Company is not entitled to receive any compensation by reason of Nextel Communications' utilization of such attributes or items on behalf of the group in determining for any taxable year or years the consolidated taxable income and consolidated tax liability for such taxable year or years.

     Nextel Communications will not be required to compensate the Company for the benefit of loss or credit carryback from the Company's separate filing to the consolidated group should the Company leave the Nextel Communications consolidated group.

     Under the U.S. consolidated income tax rules, the Company and each other member of the U.S. consolidated tax group of which it is a member will be jointly and severally liable for the U.S. tax liabilities of each other member of such group.

OVERHEAD SERVICES AGREEMENT

     Pursuant to an Overhead Services Agreement between the Company and Nextel Communications (the "Services Agreement"), Nextel Communications has agreed to provide to the Company certain services, including those relating to accounts payable, cash management, payroll, human resources, finance reporting and audit and legal, engineering and technical and marketing and sales assistance. The fee for services provided pursuant to the Services Agreement is the actual cost incurred by Nextel Communications, which is billed monthly and payable in 45 days. Pursuant to the Services Agreement, Nextel Communications has agreed to apportion the aggregate cost incurred by it to provide such services to the Company and Nextel Communications' other subsidiaries on the basis that Nextel Communications determines in good faith, from time to time, represents the relative portion of such services provided by Nextel Communications and used by each such subsidiary, including the Company, for the relevant period. The Company has the right to review Nextel Communications' determination and to discuss with Nextel Communications adjustments that the Company considers appropriate in light of the services provided to the Company. Nextel Communications' good faith determination after such consultation is final and binding. The Services Agreement has a ten-year term, which commenced on March 3, 1997, and, with the consent of Nextel Communications, the Company may elect to discontinue a particular service or services provided by Nextel Communications and/or obtain any service from an independent third party.

     Pursuant to the Services Agreement the Company has agreed that the legal counsel employed by Nextel Communications as part-time or full-time employees will provide legal services to Nextel Communications as well as to other subsidiaries of Nextel Communications and potentially to other entities in which Nextel Communications holds an ownership interest. The Company has agreed that such legal counsel may represent the Company as well as Nextel Communications or any such other subsidiary or any other entity.

NON-COMPETE AGREEMENT

     The Company and Nextel Communications entered into the Non-Compete Agreement pursuant to which Nextel Communications has agreed that neither Nextel Communications nor any Affiliate (as defined in the agreement) controlled by Nextel Communications will in the future participate in the ownership or operation of two-way terrestrial-based mobile wireless communications systems anywhere other than in the United States and Canada (for so long as Nextel Communications owns an equity interest in Clearnet) unless such opportunities have first been presented to the Company. Such restriction does not apply to, among other things, any commercial relationship with any Wireless Entity (including channel or frequency sharing, roaming, purchase or sale of goods or services, licensing of intellectual property or other intangible rights or similar business related arrangement) that does not involve the directing or participating in the management of such Wireless Entity. The Company has agreed that, without the consent of Nextel Communications, neither it, its Restricted Affiliates nor any of its Unrestricted Affiliates (each as defined in "Description of the Notes") will participate in the ownership or management of any wireless communications service business in the United States or Canada other than with respect to its interest in Clearnet. Such restrictions terminate upon the earliest to occur of (i) April 15, 2007 and (ii) the date on which a Change of Control (as defined in "Description of the Notes") occurs.

     If Nextel Communications gives the Company an Initial Notice of a Future Wireless Opportunity, the Company will have 60 days to notify Nextel Communications that it intends to pursue such opportunity, and how it intends to finance its participation. The Company must have secured a financing commitment within 90 days of the date of the Initial Notice and the Future Wireless Opportunity must be consummated within nine months of the date of the Initial Notice. In the event the Company fails to respond to Nextel Communications within the 60 and 90 day time frames or fails to consummate the transaction within the nine-month period, Nextel Communications will be free to pursue the Future Wireless Opportunity.

     Nextel Communications and the Company have agreed not to amend the Non-Compete Agreement if such amendment is material and adverse to the holders of the 1997 Notes to provide such holders with written notice 30 days prior to any amendment. The Company and Nextel Communications entered into an amendment to the Non-Compete Agreement as of March 12, 1998 to extend its benefits to the holders of the Notes, which became effective as of April 12, 1998.

MOTOROLA RELATIONSHIPS

     Motorola, a significant shareholder of Nextel Communications, provides equipment and vendor financing to the Operating Companies. For a description of the Motorola Financing, see "Description of Other Indebtedness."

     Nextel Communications and the Company have entered into an agreement relating to the Motorola Financing pursuant to which Nextel Communications has agreed to make at least $95 million of the $650 million of vendor financing available to the Company. Nextel Communications is not obligated to make any additional amounts available to the Company under the Motorola Financing. However, based on discussions with Nextel Communications the Company believes that it will be able to obtain sufficient funding under the Motorola Financing to meet its business plan.

     Motorola, through Motorola International, is also a shareholder in Nextel Brazil and Nextel Peru. See "Business -- Operations and Investments -- Partner Description" for Brazil and Peru.

                       DESCRIPTION OF OTHER INDEBTEDNESS

     The following is a description of the principal agreements governing the indebtedness of the Company. The following summaries are qualified in their entirety by reference to the credit and security agreement and indenture to which each summary relates, copies of which have been filed as an exhibit to the registration statement of which this Prospectus is a part. Defined terms used below and not defined in the applicable subsection have meanings set forth in the respective agreements.

1997 NOTES

     In March 1997, the Company completed a private placement of 951,463 units yielding approximately $482 million in net proceeds. Each unit is comprised of a 1997 Note (with a principal amount at maturity of $1,000) and a detachable Warrant to purchase .38748 shares of the Company's Common Stock. The 1997 Notes are senior unsecured indebtedness of the Company and mature on April 15, 2007. The 1997 Notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2002, and require no interest payments prior to October 15, 2002.

     Interest. The 1997 Notes will fully accrete to face value on April 15, 2002. From and after April 15, 2002, the 1997 Notes will bear interest at a rate of 13% per annum, payable on each April 15 and October 15, commencing October 15, 2002.

     Optional Redemption. The 1997 Notes are redeemable, at the Company's option, in whole or in part, at any time or from time to time, on or after April 15, 2002 at 106.5% of their principal amount at maturity, plus accrued and unpaid interest, declining ratably to 100% of their principal amount at maturity, plus accrued and unpaid interest, on or after April 15, 2004. In addition, at any time prior to April 15, 2000, the Company may redeem up to 35% of the principal amount at maturity of the 1997 Notes with the Net Cash Proceeds of one or more sales by the Company of Capital Stock (other than Redeemable Stock) at 113% of their Accreted Value on the redemption date; provided that after any such redemption, at least $618.5 million aggregate principal amount at maturity of 1997 Notes remains outstanding.

     Ranking. The 1997 Notes are senior unsecured indebtedness of the Company and rank pari passu in right of payment with all existing and future unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all existing and future indebtedness of the Company that by its terms is subordinated to the 1997 Notes. All existing and future liabilities (including trade payables) of the Company's Restricted Group Members will be effectively senior to the 1997 Notes.

     Covenants. The 1997 Indenture contains certain covenants for the benefit of the holders of the 1997 Notes which, among other things, restrict the ability of the Company and each Restricted Group Member to incur additional indebtedness, create liens, engage in sale-leaseback transactions, pay dividends or make distributions in respect of their capital stock, make investments or certain other restricted payments, sell assets, issue or sell stock of Restricted Group Members, enter into transactions with stockholders or affiliates or effect a consolidation or merger.

     Events of Default. "Events of Default" in the 1997 Indenture include: (a) defaults in the payment of principal of any 1997 Note; (b) defaults in the payment of interest on any 1997 Note which continues for a period of 30 days;
(c) defaults in the performance or breach of the 1997 Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Company or the failure to make an Offer to Purchase in accordance with the Limitation on Asset Sales or upon a Change of Control; (d) the Company's default in the performance of, or breach of any other covenant or agreement of, the Company in the 1997 Indenture or under the 1997 Notes (other than a default specified in clause (a), (b) or (c) above) not cured within 60 days after written notice of such default or breach; (e) certain events of default or failure to make principal payments under Indebtedness of the Company or any Significant Group Member greater that $5 million in the aggregate; (f) final judgments or orders (not covered by insurance) exceeding $5 million in the aggregate against the Company or any Significant Group Member which are not paid or discharged for 30 days and which are not Involuntary Events; (g) certain instances of voluntary or involuntary bankruptcy, insolvency, appointment of a receiver, liquidator or similar official or the winding up or liquidation of the Company or any Significant Group Member.

     If an Event of Default (other than an Event of Default specified in clause
(g) above that occurs with respect to the Company) occurs and is continuing under the 1997 Indenture, the Trustee or Holders of 25% the aggregate principal amount at maturity of the 1997 Notes may declare the Accreted Value of, premium, if any, and accrued interest on the 1997 Notes immediately due and payable. If an Event of Default specified in clause (g) above occurs with respect to the Company, the Accreted Value of, premium, if any, and accrued interest on the 1997 Notes then outstanding shall become and be immediately due and payable.

     Change of Control. The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all 1997 Notes then outstanding, at a purchase price equal to 101% of the Accreted Value thereof on the relevant Payment Date, plus accrued interest (if any) to the Payment Date.

EQUIPMENT FINANCING

     Motorola MOU. In November 1996, Nextel Communications, Nextel International and Motorola entered into the Motorola MOU regarding the provision of equipment financing by Motorola including the Motorola Financings. Under the Motorola MOU, Motorola agreed to provide an aggregate of up to $400 million in vendor financing to Nextel Communications and Nextel International for the worldwide purchase of iDEN equipment and services and ancillary products (such as switches). In March 1997, Motorola and Nextel Communications entered into term sheet increasing the maximum worldwide vendor financing available to Nextel Communications and Nextel International to $650 million, with a maximum non-U.S. amount outstanding of $400 million, subject to certain per country limits as agreed to in the Motorola MOU. The Motorola MOU does not provide for equipment financing to Nextel Mexico. The Motorola MOU sets a limit of $125 million per country (other than the United States and Canada) on the amount that may be borrowed under the Motorola Financings. In June 1997 and October 1997, the Company and Motorola entered into definitive agreements for financing the purchase of up to $14.7 million and $125 million of equipment by Nextel Philippines and Nextel Brazil, respectively.


     Commitments provided by Motorola to provide financing to any Operating Company (other than Clearnet and J-Com), including Nextel Brazil and Nextel Philippines, count 100% against Motorola's $650 million aggregate commitment. Currently, Motorola has not committed any financing to any Operating Company other than the existing Motorola Financings described below. The Motorola MOU contemplates that the loans under the Motorola Financings will bear interest at a rate of 2% to 4% over prime rate, depending on the Operating Company placing the order and the country in which such company is installing the iDEN equipment, and that such loans could have a maturity of up to six years. Borrowings by an Operating Company may be secured by all the assets and stock of such Operating Company and it is expected that the Company will guarantee such borrowings on a pro rata basis based on the equity interest of the Company in the Operating Company incurring such borrowings.



     Any amounts available to be borrowed by the Operating Companies under the Motorola Financings will be reduced by any amounts borrowed by Nextel Communications and its subsidiaries other than the Company and the Operating Companies. Nextel Communications has committed to the Company that at least $95 million of the financing contemplated to be provided by Motorola pursuant to the Motorola MOU will be available to the Company. On March 13, 1998, Nextel Communications and its relevant subsidiaries entered into a new and increased bank credit facility with respect to its United States operations, and upon the consummation of such new facility, Nextel Communications made certain initial borrowings thereunder for, among other purposes, the repayment in full of all amounts then outstanding under its United States vendor financing arrangements with, among other lenders, Motorola. Simultaneously with such repayment, Nextel Communications terminated all related agreements and lines of credit with Motorola that relate to the United States. However, Motorola and Nextel Communications are not precluded in the future from entering into agreements to make financing available pursuant to the MOU to Nextel Communications and its U.S. subsidiaries. Accordingly, there can be no assurance that more than $95 million of the Motorola Financing will be available to fund the Operating Companies' equipment purchases. In addition, to the extent total amounts outstanding from Motorola to Nextel Communications and its subsidiaries, including the Company and the Operating Companies (other than Clearnet and J-Com), plus requests for additional financing from Motorola by Nextel Communications and its subsidiaries (other than the Company and the

Operating Companies) would exceed $650 million, the Company is required to repay or cause to be repaid sufficient borrowings such that after giving effect to such repayment, the total amount of loans outstanding from Motorola to Nextel Communications and its subsidiaries, including the Company and the Operating Companies (other than Clearnet and J-Com), will not exceed $650 million. Nextel Communications (on behalf of itself and its subsidiaries other than the Company and the Operating Companies) has agreed with the Company not to borrow more than $400 million under the Motorola MOU.


     Philippines. In June 1997, Nextel Philippines and Motorola entered into the Philippines Motorola Financing, pursuant to which Motorola committed to provide a maximum amount of $14.7 million in term loans to Nextel Philippines to finance the purchase of infrastructure equipment and services from Motorola. The Philippines Motorola Financing matures in June 1999 and provides for an annual interest rate of LIBOR plus 506 basis points. Pursuant to the Philippines Motorola Financing the term loans are secured by a first-priority lien on substantially all of Nextel Philippines' assets and a pro rata guarantee of such financing by each of Nextel Philippines' shareholders, including the Company. As of March 31, 1998, all of the $14.7 million had been borrowed.

     Brazil. In October 1997, Nextel Brazil and Motorola Credit entered into the Brazil Motorola Financing, pursuant to which Motorola Credit agreed to provide up to $125 million in term loans to Nextel Brazil to finance the purchase of infrastructure equipment and services from Motorola. The Brazil Motorola Financing is repayable in semiannual installments over a period of 42 months commencing June 30, 2000 and bears interest at an annual rate periodically determined by the Company at either LIBOR plus 4.63% or the Prime Rate plus 2.5%. Pursuant to the Brazil Motorola Financing, the loans are secured by a first priority lien on substantially all of Nextel Brazil's assets, a pledge of all of the stock of Nextel Brazil and its subsidiaries, including Nextel S.A., and guarantees by the Company and Motorola International (which indirectly holds a 5% equity interest in Nextel S.A.) of 93.9% and 6.1%, respectively, of Nextel Brazil's obligations under such financing. Additionally, approximately $66.6 million of the Company's cash, cash equivalents and marketable securities was restricted at March 31, 1998 for use as future equity investments in Nextel Brazil and its subsidiaries. The Brazil Motorola Financing contains certain financial covenants that require the following: (i) a Fixed Charge Coverage Ratio of not less than 1.25:1.00 at the end of each fiscal quarter; provided, however, if the stockholder guaranties have not terminated, not less than 1.00:1.00; (ii) a net worth of greater than $0 at the end of each fiscal quarter; (iii) EBITDA at the end of each quarter ranging from $(10,000,000) at June 30, 1998 to $125,000,000 at June 30, 2002 and thereafter;
and (iv) minimum recurring revenues ranging from $10,000,000 at June 30, 1998 to $225,000,000 at December 31, 2001. As of March 31, 1998, approximately $58.6 million had been drawn, and the remaining $66.4 million was available for future borrowings under the Brazil Motorola Financing.

ARGENTINA CREDIT FACILITY

     As of February 27, 1998, Nextel Argentina entered into the Argentina Credit Facility, an $83 million senior secured credit facility, which facility, as amended on May 8, 1998, was increased to $100 million. Loans under the Argentina Credit Facility bear interest at a rate equal to either (i) the ABR plus 2.75% (ABR is the highest of the prime rate, the base CD rate plus 1% and the federal funds rate plus 0.5%) or (ii) the Eurodollar rate plus 3.75% (Eurodollar rate is the LIBO rate multiplied by the statutory reserve rate). Tranche A loans may be used for financing the import of capital goods; Tranche B loans may be used for financing the import of capital goods, financing capital expenditures related to development, expansion and upgrade of Nextel Argentina's network system, permitted spectrum acquisitions and general working capital needs. In addition, Nextel Argentina may request additional term loans (the "Incremental Facility Loans") from $10 million to $50 million, provided that Nextel International matches such loans on a one-to-one basis. The maximum amount available under the Incremental Facility Loans is $50 million. The Argentina Credit Facility is secured by a pledge of the stock of Nextel Argentina and a first priority lien on the assets of Nextel Argentina and its subsidiaries and each of Nextel Argentina's material subsidiaries have guaranteed the Argentina Credit Facility. The loans under the Argentina Credit Facility will be repaid in quarterly installments beginning September 30, 2000 and ending March 31, 2003. The first nine installments will be equal to 1/18 of the then outstanding balance and the final installment will be in an amount equal to the then-outstanding balance. As a condition to the Argentina Credit Facility, Nextel International has entered into a

Capital Subscription Agreement whereby it has agreed to make aggregate equity contributions in cash or equipment to Nextel Argentina as follows: $115.5 million on or before June 30, 1998, $133 million on or before December 31, 1998, $140.1 million on or before June 30, 1999 and $148 million on or before December 31, 1999. As of March 31, 1998, the Company had made aggregate equity contributions (as defined in the Argentina Credit Agreement) totaling $130.1 million to Nextel Argentina. Nextel Argentina is required to make mandatory prepayments equal to 50% of Excess Cash Flow commencing with the fiscal year ending December 31, 2000. Borrowings may be made in minimum amounts of $5 million and maximum amounts. The Argentina Credit Facility also contains certain financial and operating covenants. As of May 29, 1998, $21 million of the $100 million available had been borrowed under the Argentina Credit Facility and no amounts had been borrowed under the Incremental Facility Loans.

                         DESCRIPTION OF PREFERRED STOCK



     The description set forth below of the Series A Preferred Stock and the Series B Preferred Stock is based on the Restated Articles of Incorporation as expected to be amended. See "Business -- Recent Developments."


SERIES A PREFERRED STOCK


     The Series A Exchangeable Redeemable Preferred Stock, $10.00 par value per share (the "Series A Preferred Stock"), was issued, on March 12, 1998, at a stated liquidation preference of $100,000 per share. Thereafter, the liquidation preference on the Series A Preferred Stock will accrete at an annual rate equal to 13.625%. Except as required by law, the Series A Preferred Stock will not be entitled to receive dividends or other distributions. The Company will have the right at any time to redeem the Series A Preferred Stock in full (or with the consent of the holders of a majority of the shares of Series A Preferred Stock outstanding, in part) at a redemption price equal to 100% of the accreted liquidation preference thereof on the redemption date.



     Upon the earliest to occur of (i) a recapitalization or reorganization of the Company, (ii) a registered, underwritten public offering of any capital stock of the Company, (iii) the sale or other disposition by Nextel Communications of the Company's Common Stock or (iv) the issuance of Common Stock by the Company and provided that following any event covered by clause
(iii) or (iv) above, Nextel Communications owns less than 50% of the outstanding shares of the Company's Common Stock, the holders of the Series A Preferred Stock will have the right to exchange the Series A Preferred Stock for shares of Series B Preferred Stock having a liquidation preference equal to the accreted liquidation preference of the Series A Preferred Stock so exchanged. See
"-- Series B Preferred Stock."


     Except as required by law, holders of the Series A Preferred Stock will vote as a class with holders of the Series B Preferred Stock with respect to the following: (i) the creation or issuance of any additional series or class of capital stock (other than the Series B Preferred Stock) having rights or preferences with respect to dividends or liquidation on a parity with or senior to the Series A Preferred Stock or the Series B Preferred Stock; (ii) alterations to or changes in the powers, preferences or rights of shares of Series A Preferred Stock or Series B Preferred Stock in a manner adverse to the holders of Series A Preferred Stock or Series B Preferred Stock; and (iii) any merger, reorganization, recapitalization or other similar transaction to the extent that after giving effect thereto (x) the GAAP Net Worth (as defined in Article III of the Company's Restated Articles of Incorporation) of the surviving entity is not equal to or greater than the GAAP Net Worth of the Company immediately prior to such merger, reorganization, recapitalization or other transaction or (y) the Series A Preferred Stock's or the Series B Preferred Stock's position in the capital structure of the successor or resulting entity will rank on parity with or junior to any class or series of capital stock that has been created or issued without the approval of a majority of the holders of the Series A Preferred Stock and the Series B Preferred Stock, voting together as a class.

     No dividends or distributions may be paid on or in respect of any shares of capital stock of the Company ranking junior or pari passu (except with respect to any outstanding Series B Preferred Stock) to the Series A Preferred Stock in right of liquidation or dividends without the consent of the holders of a majority of the outstanding shares of the Series A Preferred Stock and until any legally required dividends or distributions owing on the Series A Preferred Stock have been paid in full. In addition, the Company may not issue shares of Series A Preferred Stock, except pursuant to the terms of any agreement in effect on the date that the amendment to the Company's Restated Articles of Incorporation establishing the powers, preferences and rights of the Series A Preferred Stock was filed with the Secretary of State of the State of Washington, without the consent of the holders of a majority of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock, voting together as a class.

SERIES B PREFERRED STOCK

     The Series B Redeemable Preferred Stock (the "Series B Preferred Stock") to be issued in exchange for shares of Series A Preferred Stock will have an initial liquidation preference equal (at the time of such exchange) to the accreted liquidation preference of the Series A Preferred Stock exchanged for the Series B

Preferred Stock. The Series B Preferred Stock will have terms substantially similar to those of the Series A Preferred Stock, except that: (i) holders of the Series B Preferred Stock will have the right to elect one director to the Company's Board of Directors; (ii) the Series B Preferred Stock will accrue cumulative dividends, payable quarterly in arrears in cash or, at the Company's option, additional shares of Series B Preferred Stock, from the date of issuance, to March 12, 2010 at a rate of 13.625% per year and from March 13, 2010 and thereafter at a rate of 18.00% per year; and (iii) to the extent the Company is in arrears on four consecutive dividend payments or any six dividend payments, whether or not consecutive, holders of the Series B Preferred Stock will be entitled to elect an additional director to the Company's Board of Directors. In addition, the Company may not issue shares of Series B Preferred Stock, except in exchange for shares of Series A Preferred Stock, without the consent of the holders of a majority of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock, voting together as a class.

                            DESCRIPTION OF THE NOTES

     The Private Notes were, and the Exchange Notes will be, issued under the Indenture, dated as of March 12, 1998, between the Company, as issuer, and The Bank of New York, as Trustee. A copy of the Indenture has been filed as an Exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by reference to the Trust Indenture Act of 1939, as amended. Whenever particular defined terms of the Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. For definitions of certain capitalized terms used in the following summary, see "-- Certain Definitions."

GENERAL

     The Exchange Notes will be unsecured unsubordinated obligations of the Company and will mature on April 15, 2008. Although for federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a Holder as such discount accrues from the issue date of the Exchange Notes, no interest will be payable on the Exchange Notes prior to October 15, 2003. From and after April 15, 2003, interest on the Exchange Notes will accrue at the rate shown on the front cover of this Prospectus from April 15, 2003 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually (to Holders of record at the close of business on the April 1 or October 1 immediately preceding the interest payment date) on April 15 and October 15 of each year, commencing October 15, 2003. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     Principal of, premium, if any, and interest on the Exchange Notes will be payable, and the Exchange Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, the City of New York (which initially will be the corporate trust office of the Trustee at 101 Barclay Street, 21 West, New York, New York 10286); provided, that, at the option of the Company, payment of interest may be made by check mailed to the address of the Holders as such address appears in the Security Register.

     The Company may, subject to the covenants described below under "Covenants" and applicable law, issue additional Notes under the Indenture.

BOOK-ENTRY; DELIVERY AND FORM

     Exchange Notes issued in exchange for the Private Notes currently represented by one or more fully registered global notes will be represented by one or more fully registered global notes (collectively, the "Global Note"), and will be deposited upon issuance with The Depository Trust Company (the "Depository") or an agent of the Depository and registered in the name of the Depository or a nominee of the Depository (the "Global Note Registered Owner"). Except as set forth below, the Global Note may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

     Exchange Notes issued in exchange for other Private Notes will be issued in registered, certificated form without interest coupons.

     The Depository has advised the Company that the Depository is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in the accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants or Indirect Participants may beneficially own securities held by or on behalf of the Depository only through the Participants or the Indirect Participants. The ownership interests and transfer of ownership interests of such persons held by or on behalf of the Depository are recorded on the records of the Participants and Indirect Participants.

     The Depository has also advised the Company that pursuant to procedures established by it, (i) upon deposit of the Global Note, the Depository will credit the accounts of its Participants with portions of the principal amount of the Global Note representing the Exchange Notes issued in exchange for the Private Notes that each such Participant has instructed the Depository to surrender for exchange and (ii) ownership of such interests in the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depository (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Note).

     Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Exchange Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving payments in respect of the principal of and premium, if any, and interest on any Exchange Notes and for any and all other purposes whatsoever. Payments on any Exchange Notes registered in the name of the Global Note Registered Owner will be payable by the Trustee to the Global Note Registered Owner in its capacity as the registered holder under the Indenture. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of the Depository's records or the records of any Participant or Indirect Participant relating to or payments made on account of beneficial ownership interests in the Global Note, or for maintaining, supervising or reviewing any of the Depository's records or records of any Participant or Indirect Participant relating to the beneficial ownership interests in the Global Note or (ii) any other matter relating to the actions and practices of the Depository or any of its Participants or Indirect Participants. The Depository has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Exchange Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of the Depository unless the Depository has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of Exchange Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of the Depository, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by the Depository or any of its Participants or Indirect Participants in identifying the beneficial owners of the Exchange Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from the Global Note Registered Owner for all purposes.

OPTIONAL REDEMPTION

     The Exchange Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, on or after April 15, 2003 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's last address as it appears in the Note Register, at the following Redemption Prices (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date), if redeemed during the 12-month period commencing April 15, of the years set forth below:

                            YEAR                              REDEMPTION PRICE
                            ----                              ----------------
2003........................................................      106.063%
2004........................................................      104.042
2005........................................................      102.021
2006 and thereafter.........................................      100.000

     In addition, at any time prior to April 15, 2001, the Company may redeem up to 35% of the principal amount at maturity of the Exchange Notes with the Net Cash Proceeds of one or more sales by the Company of its Capital Stock (other than Redeemable Stock), at any time as a whole or from time to time in part, at a Redemption Price (expressed as a percentage of Accreted Value on the Redemption Date) of 112.125%, plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date); provided that at least $474.5 million aggregate principal amount at maturity of Exchange

Notes remains outstanding after each such redemption and notice of such redemption is mailed to Holders of the Notes within 60 days after the consummation of such sale or sales.

     In the case of any partial redemption, selection of the Exchange Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Exchange Notes are listed or, if the Exchange Notes are not listed on a national securities exchange by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Note of $1,000 in principal amount at maturity or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount at maturity thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

REGISTRATION RIGHTS

     Pursuant to the Registration Rights Agreement, the Company agreed, for the benefit of the Holders, that it would use its best efforts, at its cost, to consummate this Exchange Offer. In satisfaction of this obligation, the Company is hereby offering the Exchange Notes in return for surrender of the Private Notes. It is intended by the Company that the Exchange Offer will satisfy these registration rights, which will terminate upon the consummation of the Exchange Offer. For each Private Note surrendered to the Company pursuant to the Exchange Offer, the Holder will receive an Exchange Note of equal principal amount at maturity. The Accreted Value of each Exchange Note shall be identical to, and shall be determined in the same manner as, the Accreted Value of the Private Notes so surrendered and exchanged therefor. Interest on each Exchange Note shall be calculated and paid in the same manner as interest on the Private Notes so surrendered and exchanged therefor.

RANKING

     The indebtedness evidenced by the Exchange Notes will rank pari passu in right of payment with all existing and future unsubordinated unsecured indebtedness of the Company and senior in right of payment to all existing and future indebtedness of the Company that by its terms is subordinated to the Exchange Notes. As of March 31, 1998, the Company had $1,059.3 million indebtedness outstanding other than guarantees by the Company of indebtedness of the Company's Restricted Group Members (such guarantee obligations would rank pari passu in right of payment with the Exchange Notes, but the underlying guaranteed indebtedness is assumed to be satisfied from the assets of the primary obligors) all of which indebtedness would rank pari passu to the Exchange Notes. In addition, all existing and future liabilities (including trade payables) of the Company's subsidiaries will be effectively senior to the Exchange Notes. At March 31, 1998 the Company's Restricted Group Members had approximately $319.1 million of liabilities, including $98.5 million of indebtedness.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

     "Accreted Value" is defined to mean, for any "Specified Date", the amount calculated pursuant to (i), (ii), (iii) or (iv) for each $1,000 principal amount at maturity of Exchange Notes:

          (i) if the Specified Date occurs on one or more of the following dates (each a "Semi-Annual Accrual Date"), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

                        SEMI-ANNUAL                           ACCRETED
                        ACCRUAL DATE                            VALUE
                        ------------                          --------
April 15, 1998..............................................  $  555.11
October 15, 1998............................................  $  588.76
April 15, 1999..............................................  $  624.46
October 15, 1999............................................  $  662.31
April 15, 2000..............................................  $  702.47
October 15, 2000............................................  $  745.05
April 15, 2001..............................................  $  790.22
October 15, 2001............................................  $  838.13
April 15, 2002..............................................  $  888.94
October 15, 2002............................................  $  942.84
April 15, 2003..............................................  $1,000.00

          (ii) if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (a) $549.15 and (b) an amount equal to the product of (1) the Accreted Value for the first Semi-Annual Accrual Date less $549.15 multiplied by (2) a fraction, the numerator of which is the number of days from the issue date of the Exchange Notes to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days elapsed from the issue date of the Exchange Notes to the first Semi- Annual Accrual Date, using a 360-day year of twelve 30-day months;

          (iii) if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (a) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and
     (b) an amount equal to the product of (1) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the immediately preceding Semi-Annual Accrual Date multiplied by (2) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

          (iv) if the Specified Date occurs after the last Semi-Annual Accrual Date, the Accreted Value will equal $1,000.

     "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Group Member or assumed in connection with an Asset Acquisition by a Restricted Group Member and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Group Member or such Asset Acquisition; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Group Member or such Asset Acquisition shall not be Acquired Indebtedness.

     "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of the Company and its Restricted Group Members for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):
(i) the net income (or loss) of any Unrestricted Subsidiary or Unrestricted Affiliate, except

(x) with respect to net income, to the extent of the amount of dividends or other distributions actually paid to the Company or any Restricted Group Member by such Unrestricted Subsidiary or Unrestricted Affiliate during such period, and (y) with respect to net losses, to the extent of the amount of cash contributed by the Company or any Restricted Group Member to such Unrestricted Subsidiary or Unrestricted Affiliate during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includable pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Group Member or is merged into or consolidated with the Company or any Restricted Group Member or all or substantially all of the property and assets of such Person are acquired by the Company or any Restricted Group Member; (iii) the net income of any Restricted Group Member to the extent that the declaration or payment of dividends or similar distributions by such Restricted Group Member of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Group Member; provided, in the case of restrictions imposed in connection with outstanding Indebtedness, that the amount of net income excluded during any period shall not exceed the aggregate amount of such Indebtedness that would need to be repaid to enable such Restricted Group Member to declare and pay dividends or similar distributions of such net income; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, any amount paid or accrued as dividends on Preferred Stock of the Company or any Restricted Group Member owned by Persons other than the Company and any Restricted Group Member;
(vi) all extraordinary gains and extraordinary losses; and (vii) to the extent not otherwise excluded in accordance with GAAP, the net income (or loss) of any Restricted Group Member in an amount that corresponds to the percentage ownership interest in the income of such Restricted Group Member not owned on the last day of such period, directly or indirectly, by the Company.


     "Adjusted Consolidated Net Tangible Assets" means the total amount of assets of the Company and its Restricted Group Members (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of the Company and its Restricted Group Members (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles other than radio frequency licenses, all as set forth on the most recent quarterly or annual consolidated balance sheet of the Company and its Restricted Group Members, prepared in conformity with GAAP and filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant; provided that Adjusted Consolidated Net Tangible Assets shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount that corresponds to the percentage ownership interest in the assets of each Restricted Group Member not owned on the date of determination, directly or indirectly, by the Company.

     "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control' (including, with correlative meanings, the terms "controlling," "controlled by' and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

     "Asset Acquisition" means (i) an investment by the Company or any Restricted Group Member in any other Person pursuant to which such Person shall become a Restricted Group Member or shall be merged into or consolidated with the Company or any Restricted Group Member; provided that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Group Members on the date of such investment or (ii) an acquisition by the Company or any Restricted Group Member of the property and assets of any Person other than the Company or any Restricted Group Member that constitute substantially all of a division or line of business of such Person; provided that the property and

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

assets acquired are related, ancillary or complementary to the businesses of the Company and its Restricted Group Members on the date of such acquisition.

     "Asset Disposition" means the sale or other disposition by the Company or any Restricted Group Member (other than to the Company or another Restricted Group Member) of (i) all or substantially all of the Capital Stock of any Restricted Group Member or (ii) all or substantially all of the assets that constitute a division or line of business of the Company or any Restricted Group Member.

     "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by the Company or any Restricted Group Member to any Person other than the Company or any Restricted Group Member of
(i) all or any of the Capital Stock of any Restricted Group Member, (ii) all or substantially all of the property and assets of an operating unit or business of the Company or any Restricted Group Member or (iii) any other property and assets of the Company or any Restricted Group Member outside the ordinary course of business of the Company or such Restricted Group Member and, in the case of any of the foregoing clauses (i) through (iii), that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of the Company; provided that "Asset Sale" shall not include (a) sales or other dispositions of inventory, receivables and other current assets, (b) sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, provided that the consideration received would satisfy clause (B) of the "Limitation on Asset Sales" covenant,
(c) sales or other dispositions of obsolete equipment, (d) sales or other dispositions of the Capital Stock of an Unrestricted Subsidiary or an Unrestricted Affiliate or (e) sales or other distributions of assets with a fair market value (as certified in an officers' certificate) not in excess of $1 million.

     "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether now outstanding or issued after the Closing Date, including, without limitation, all Common Stock and Preferred Stock.

     "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person; and "Capitalized Lease Obligations" means the discounted present value of the rental obligations under such lease.

     "Change of Control" means such time as (i) (a) prior to the occurrence of a Public Market, a "person" or "group" (within the meaning of Section 13(d) or 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act) of Voting Stock representing a greater percentage of the total voting power of the Voting Stock of the Company, on a fully diluted basis, than is held by the Existing Stockholders and their Affiliates on such date and (b) after the occurrence of a Public Market, a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the Voting Stock of the Company on a fully diluted basis and such ownership is greater than the amount of voting power of the Voting Stock, on a fully diluted basis, held by the Existing Stockholders and their Affiliates on such date; or (ii) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

     "Closing Date" means March 12, 1998, the date on which the Notes were originally issued under the Indenture.

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

     "Consolidated EBITDA" means, for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) Consolidated Interest Expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (iii) income taxes, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income (other than income taxes (either positive or negative) attributable to extraordinary and nonrecurring gains or losses or sales of assets), (iv) depreciation expense as determined in conformity with GAAP, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (v) amortization expense as determined in conformity with GAAP, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, and (vi) all other non-cash items to the extent reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items to the extent increasing Adjusted Consolidated Net Income, as determined in conformity with GAAP.

     "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and interest in respect of any Indebtedness that is Guaranteed or secured by the Company or any Restricted Group Member) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Group Members during such period; excluding, however, (i) any amount of such interest of any Restricted Group Member if the net income of such Restricted Group Member is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) or
(vii) of the definition thereof (but only in the same proportion as the net income of such Restricted Group Member is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) or (vii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Exchange Notes, all as determined (without taking into account Unrestricted Subsidiaries or Unrestricted Affiliates) in conformity with GAAP.

     "Consolidated Leverage Ratio" means, on any Transaction Date, the ratio of
(i) the aggregate amount (determined as set forth in the definition of "Indebtedness") of Indebtedness of the Company and its Restricted Group Members as at such Transaction Date to (ii) the aggregate amount of Consolidated EBITDA for the latest fiscal quarter for which financial statements of the Company have been filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant described below (such fiscal quarter being the "One Quarter Period"), multiplied by four; provided that (A) pro forma effect shall be given to (x) any Indebtedness Incurred from the beginning of the One Quarter Period through the Transaction Date (the "Reference Period"), to the extent such Indebtedness is outstanding on the Transaction Date and (y) any Indebtedness that was outstanding during such Reference Period but that is not outstanding or is to be repaid on the Transaction Date; (B) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period, as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and (C) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Group Member or has been merged with or into the Company or any Restricted Group Member during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Group Member as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (B) or (C) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the full fiscal quarter immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed of for which financial information is available, multiplied by four.

     "Consolidated Net Worth" means, at any date of determination, stockholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Restricted

Group Members (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries or Unrestricted Affiliates), less any amounts attributable to Redeemable Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Company or any Restricted Group Member, each item to be determined in conformity with GAAP.

     "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

     "Existing Stockholders" means Craig O. McCaw and Nextel Communications,
Inc.

     "fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution; provided that for purposes of clause (viii) of the second paragraph of the "Limitation on Indebtedness" covenant (x) the fair market value of any security registered under the Exchange Act shall be the average of the closing prices, regular way, of such security for the 20 consecutive trading days immediately preceding the capital contribution or sale of Capital Stock and (y) in the event the aggregate fair market value of any other property received by the Company exceeds $10 million, the fair market value of such property shall be determined by a nationally recognized investment banking firm and set forth in their written opinion which shall be delivered to the Trustee.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. Except as specifically provided, all ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to the amortization of any expenses incurred in connection with the offering of the Exchange Notes.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of such Person's business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "Incurrence" of Indebtedness by reason of a Person becoming a Restricted Group Member; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

     "Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations (including reimbursement obligations) with respect to (x) letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or

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

(vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement and (y) letters of credit secured by cash collateral, to the extent secured thereby), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all obligations of such Person as lessee under Capitalized Leases, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP, (B) that the amount of Indebtedness at any time of any Restricted Group Member shall be reduced by an amount that corresponds to the percentage ownership interest in the assets of such Restricted Group Member not owned on the date of determination, directly or indirectly, by the Company, (C) money borrowed at the time of the Incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall be deemed not to be "Indebtedness" and (D) that Indebtedness shall not include any liability for federal, state, local or other taxes.

     "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of the Company or its Restricted Group Members) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (i) the designation of a Restricted Subsidiary of the Company as an Unrestricted Subsidiary, (ii) the designation of a Restricted Affiliate as an Unrestricted Affiliate and (iii) the fair market value of the Capital Stock (or any other Investment), held by the Company or any Restricted Group Member, of (or in) any Person that has ceased to be a Restricted Group Member, including without limitation, by reason of any transaction permitted by clause (iii) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Group Members" covenant or an Investment ceasing to be a Permitted Investment pursuant to clause (ii)(y) of the definition of "Permitted Investment"; provided that the fair market value of the Investment remaining in any Person that has ceased to be a Restricted Group Member shall not exceed (x) the value of the aggregate amount of Investments previously made in such Person valued at the time such Investments were made less (y) the net reduction of such Investments. For purposes of the definition of "Unrestricted Affiliate" and "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Subsidiaries)) of any Restricted Group Member at the time that such Restricted Group Member is designated an Unrestricted Subsidiary or Unrestricted Affiliate, (ii) the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Subsidiaries)) of any Unrestricted Subsidiary or Unrestricted Affiliate at the time that such Unrestricted Subsidiary or Unrestricted Affiliate is designated a Restricted Subsidiary or Restricted Affiliate shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary or Unrestricted Affiliate shall be valued at its fair market value at the time of such transfer; provided that the amount of any Investment made by a Restricted Group Member shall be reduced by an amount that corresponds to the percentage ownership interest in the assets of such Restricted Group Member not owned on the date of determination, directly or indirectly, by the Company.

     "Involuntary Event" has the meaning specified in the definition of "Permitted Investments."

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

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest); provided that the amount of assets of a Restricted Group Member subject to a Lien shall be reduced by an amount that corresponds to the percentage ownership interest in the assets of such Restricted Group Member not owned on the date of determination, directly or indirectly, by the Company.

     "Minority Owned Affiliate," of any specified Person, means any other Person in which an Investment in the Capital Stock of such Person has been made by such specified Person other than a direct or indirect Subsidiary of such specified Person.

     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "Motorola Credit Agreement" means any credit agreement, loan or other similar agreement entered into pursuant to the Motorola Vendor Financing Template Memorandum of Understanding, together with all other agreements, instruments and documents executed or delivered pursuant thereto or in connection therewith, as such agreements, instruments or documents may be amended, supplemented, extended, renewed, replaced or otherwise modified from time to time.

     "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Group Member) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Group Members, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by the Company or any Restricted Group Member as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP; provided that with respect to any Asset Sale by a Restricted Group Member, Net Cash Proceeds shall be reduced by an amount that corresponds to the percentage ownership interest in the assets of such Restricted Group Member not owned on the date of such Asset Sale, directly or indirectly, by the Company; and (b) with respect to any capital contribution or issuance or sale of Capital Stock, the proceeds of such capital contribution or issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Group Member) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such capital contribution or issuance or sale and net of taxes paid or payable as a result thereof.

     "Offer to Purchase" means an offer to purchase Exchange Notes by the Company from the Holders commenced by mailing a notice to the Trustee and each Holder stating: (i) the covenant pursuant to which the offer is being made and that all Exchange Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date"); (iii) that any Note not tendered will continue to accrue interest (or amortize original issue discount, as the case may be) pursuant to its terms; (iv) that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest (or amortize original issue discount, as the case may be) on and after the Payment Date; (v) that Holders electing to have a Note

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

purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Exchange Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Exchange Notes purchased; and (vii) that Holders whose Exchange Notes are being purchased only in part will be issued new Exchange Notes equal in principal amount to the unpurchased portion of the Exchange Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount at maturity of $1,000 or integral multiples thereof. On the Payment Date, the Company shall (i) accept for payment on a pro rata basis Exchange Notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Exchange Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Exchange Notes or portions thereof so accepted together with an Officers' Certificate specifying the Exchange Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Exchange Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount at maturity of $1,000 or integral multiples thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase Exchange Notes pursuant to an Offer to Purchase.

     "Overhead Services Agreement" means the Overhead Services Agreement, dated as of March 3, 1997, between the Company and Nextel Communications.

     "Permitted Investment" means (i) an Investment in the Company or a Restricted Subsidiary of the Company or a Person which will, upon the making of such Investment, become a Restricted Subsidiary of the Company or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary of the Company; provided that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment; (ii) an Investment by the Company or a Restricted Group Member in a Restricted Affiliate or a Person which will, upon the making of such Investment, become a Restricted Affiliate or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, a Restricted Affiliate; provided that (x) such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Group Members on the date of such Investment and (y) any such Investment shall cease to be a Permitted Investment in the event such Restricted Affiliate shall cease to be a Restricted Affiliate or shall cease to observe any of the provisions of the covenants that are applicable to such Restricted Affiliate, provided that in the event such Restricted Affiliate ceases to be a Restricted Affiliate or such Restricted Affiliate ceases to observe any of the provisions of the covenants applicable to it solely as a result of circumstances, developments or conditions beyond the control of the Company (such failure to be a Restricted Affiliate or failure to observe a covenant as a result of any such circumstance, development or condition, being an "Involuntary Event") any such Investment previously made in such Restricted Affiliate will not cease to be a Permitted Investment unless such Involuntary Event continues for 90 days; (iii) an Investment by a Restricted Affiliate in a Restricted Subsidiary of such Restricted Affiliate or a Person which will, upon the making of such Investment, become a Restricted Subsidiary of such Restricted Affiliate or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, such Restricted Affiliate or a Restricted Subsidiary of such Restricted Affiliate; provided that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Group Members on the date of such Investment; (iv) Temporary Cash Investments;
(v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; and (vi) stock, obligations or securities received in satisfaction of judgments or as part of or in connection with the bankruptcy, winding up or liquidation of a Person, except if such stock, obligations or securities are received in consideration for an Investment made in such Person in connection with or anticipation of such bankruptcy, winding up or liquidation.

     "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any Restricted Group Member; (vi) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness" covenant described below, (1) to finance the cost (including the cost of design, development, construction, improvement, installation or integration) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Group Members, taken as a whole; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Group Members relating to such property or assets; (ix) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease; (x) Liens arising from filing Uniform Commercial Code financing statements (or substantially equivalent filings outside the United States) regarding leases; (xi) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Group Member; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Group Member other than the property or assets acquired; (xii) Liens in favor of the Company or any Restricted Group Member;
(xiii) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Group Member that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and t he products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect the Company or any of its Restricted Group Members from fluctuations in interest rates, currencies or the price of commodities; (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any Restricted Group Member in the ordinary course of business in accordance with the past practices of the Company and its Restricted Group Members prior to the Closing Date; (xviii) Liens on or sales of receivables; (xix) Liens on the Capital Stock of Unrestricted Subsidiaries and Unrestricted Affiliates; and

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(xx) Liens securing Indebtedness in an amount not to exceed at any one time outstanding 10% of Adjusted Consolidated Net Tangible Assets.

     "Public Equity Offering" means an underwritten primary public offering of Common Stock of the Company pursuant to an effective registration statement under the Securities Act.

     A "Public Market" shall be deemed to exist if (i) a Public Equity Offering has been consummated and (ii) at least 15% of the total issued and outstanding Common Stock of the Company has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

     "Redeemable Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Exchange Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Exchange Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Exchange Notes; provided that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Exchange Notes shall not constitute Redeemable Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Exchange Notes Upon a Change of Control' covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Exchange Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Exchange Notes Upon a Change of Control" covenants described below.

     "Required Consent" means except as otherwise expressly provided in the Indenture with respect to matters requiring the consent of each holder of Notes affected thereby, (i) the consent of holders of not less than a majority in aggregate principal amount at Stated Maturity of the outstanding Notes for any action to (x) direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred upon such Trustee, or (y) consent to or waive, on behalf of the holders of all the Notes, any past default and its consequences, and (ii) with respect to all other actions requiring the consent of holders of the Notes, the consent of either (x) a majority in aggregate principal amount at Stated Maturity of the outstanding Notes or (y) a majority in aggregate principal amount at Stated Maturity of (I) the Notes and (II) any other issue of unsubordinated, unsecured notes issued by the Company, if such notes or the indenture pursuant to which such notes were issued both (A) require the consent of the holders of such notes to such action and (B) provide that the holders thereof will vote with the holders of the Notes with respect to such action.

     "Restricted Affiliate" means any direct or indirect Minority Owned Affiliate of the Company or a Restricted Subsidiary of the Company that has been designated by the Board of Directors as a Restricted Affiliate based on a determination by the Board of Directors that the Company has, directly or indirectly, the requisite control over such Minority Owned Affiliate to prevent it from Incurring Indebtedness, or taking any other action at any time, in contravention of any of the provisions of the Indenture that are applicable to Restricted Affiliates; provided that immediately after giving effect to such designation (x) the Liens and Indebtedness of such Minority Owned Affiliate outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the Indenture and (y) no Default or Event of Default shall have occurred and be continuing. The Company will be required to deliver an Officers' Certificate to the Trustee upon designating any Minority Owned Affiliate as a Restricted Affiliate.

     "Restricted Group Members" means collectively, each Restricted Subsidiary of the Company, each Restricted Affiliate and each Restricted Subsidiary of a Restricted Affiliate.

     "Restricted Subsidiary" means any Subsidiary other than an Unrestricted Subsidiary.

     "Significant Group Member" means, at any date of determination, any Restricted Group Member that, together with its Restricted Subsidiaries and Restricted Affiliates, (i) for the most recent fiscal year of the

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

Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Group Members or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Group Members, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

     "S&P" means Standard & Poor's Ratings Services and its successors.

     "Stated Maturity" means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

     "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

     "Temporary Cash Investment" means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, (ii) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P, and (v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's.

     "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

     "Transaction Date" means, with respect to the Incurrence of any Indebtedness by the Company or any Restricted Group Member, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

     "Unrestricted Affiliate" means any Minority Owned Affiliate of the Company other than a Restricted Affiliate. The Board of Directors may designate any Restricted Affiliate to be an Unrestricted Affiliate unless such Minority Owned Affiliate owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Group Member; provided that (A) any Guarantee by the Company or any Restricted Group Member of any Indebtedness of the Minority Owned Affiliate being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by the Company or such Restricted Group Member (or both, if applicable) at the time of such designation; (B) either (I) the Minority Owned Affiliate to be so designated has total assets of $1,000 or less or (II) if such Minority Owned Affiliate has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants described below. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the

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

Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; provided that (A) any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation (x) the Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the Indenture and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

     "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

COVENANTS

     The Indenture contains, among others, the following covenants.

Limitation on Indebtedness

     (a) The Company will not, and will not permit any Restricted Group Member to, Incur any Indebtedness (other than the Exchange Notes and Indebtedness existing on the Closing Date); provided that the Company may Incur Indebtedness, and any Restricted Group Member may Incur Acquired Indebtedness, if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Consolidated Leverage Ratio would be less than 9 to 1, for Indebtedness Incurred on or prior to December 31, 1999, or 7 to 1, for Indebtedness Incurred thereafter.

     Notwithstanding the foregoing, the Company and any Restricted Group Member (except as specified below) may Incur each and all of the following: (i) Indebtedness outstanding at any time in an aggregate principal amount not to exceed $100 million, less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below; (ii) Indebtedness (A) to the Company evidenced by an unsubordinated promissory note or (B) to any Restricted Group Member; provided that any event which results in any such Restricted Group Member ceasing to be a Restricted Group Member or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Group Member) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii); (iii) Indebtedness of the Company or any Restricted Group Member issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness of the same

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

Person (other than Indebtedness Incurred under clause (i), (ii), (iv) or (vi) of this paragraph) or any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the Exchange Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Exchange Notes shall only be permitted under this clause (iii) if (A) in case the Exchange Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Exchange Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Exchange Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Exchange Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Exchange Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Exchange Notes and
(C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; (iv) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; provided that such agreements (a) are designed solely to protect the Company or its Restricted Group Members against fluctuations in foreign currency exchange rates or interest rates and (b) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any Restricted Group Member pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Group Member (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Group Member for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Group Member in connection with such disposition; (v) Indebtedness of the Company, to the extent the net proceeds thereof are promptly (A) used to purchase Exchange Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Exchange Notes as described below under "Defeasance";
(vi) Guarantees of the Exchange Notes and Guarantees of Indebtedness of the Company by any Restricted Group Member provided the Guarantee of such Indebtedness is permitted by and made in accordance with the "Limitation on Issuance of Guarantees by Restricted Group Members" covenant described below;
(vii) Indebtedness Incurred to finance the cost (including the cost of design, development, construction, improvement, installation or integration and all import duties) of telecommunications network assets, equipment or inventory acquired by the Company or a Restricted Group Member after the Closing Date; and
(viii) Indebtedness of the Company not to exceed, at any one time outstanding, two times, or Indebtedness of a Restricted Group Member not to exceed at any one time outstanding, one times (x) the Net Cash Proceeds received by the Company after the Closing Date from contributions of capital or the issuance and sale of its Capital Stock (other than Redeemable Stock) to a Person that is not a Subsidiary of the Company or a Restricted Affiliate, to the extent such Net Cash Proceeds have not been used pursuant to clause (C)(2) of the first paragraph of the "Limitation on Restricted Payments' covenant described below to make a Restricted Payment and (y) 80% of the fair market value of property other than cash received by the Company after the Closing Date from contributions of capital or the issuance and sale of its Capital Stock (other than Redeemable Stock) to a Person that is not a Subsidiary of the Company or a Restricted Affiliate. Notwithstanding the foregoing, the securities transferred to the Company as part of the Clearnet Transaction were deemed received by the Company after the Closing Date.

     (b) Notwithstanding any other provision of this "Limitation on Indebtedness' covenant, the maximum amount of Indebtedness that the Company or a Restricted Group Member may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

     (c) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, (1) Guarantees of, Liens securing or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (2) any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant described below shall not be treated as Indebtedness. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses the Company, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

Limitation on Restricted Payments

     The Company will not, and will not permit any Restricted Group Member to, directly or indirectly, (i) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Redeemable Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on Capital Stock of Restricted Group Members held by Persons other than the Company or other Restricted Group Members, provided that the Company or any other Restricted Group Members holding shares of Capital Stock of such dividend or distribution paying Restricted Group Member shall receive such pro rata dividends or distributions as may be due to such other Restricted Group Members or the Company at or prior to the payment of such pro rata dividends or distributions to such other Persons) held by Persons other than the Company or any Restricted Group Member, (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) the Company or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or (B) a Restricted Group Member (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of the Company (other than a Restricted Group Member) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of the Company, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the Exchange Notes (other than the purchase, repurchase or the acquisition of Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in any case due within one year of the date of acquisition) or (iv) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment:
(A) a Default or Event of Default shall have occurred and be continuing, (B) except with respect to Investments, the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant or (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Closing Date shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by the Company or a Restricted Group Member to an Unrestricted Subsidiary or Unrestricted Affiliate) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed pursuant to the "Commission Reports and Reports to Holders" covenant plus (2) the aggregate Net Cash Proceeds received by the Company after the Closing Date from the issuance and sale permitted by the Indenture of its Capital Stock (other than Redeemable Stock) to a Person who is not a Subsidiary or Restricted Affiliate of the Company (except to the extent such Net Cash Proceeds are used to Incur Indebtedness outstanding pursuant to clause (viii) of the second paragraph of the "Limitation on Indebtedness" covenant) or from the issuanc e to a Person who is not a Subsidiary or Restricted Affiliate of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any Redeemable Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Exchange Notes) plus (3) an amount equal to the net reduction in Investments (other than
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

reductions in Permitted Investments, reductions in Investments made pursuant to clause (ix) of the following paragraph) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Group Member or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries of the Company or a Restricted Affiliate or from redesignations of Unrestricted Affiliates as Restricted Affiliates (valued in each case as provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Group Member in such Person, Unrestricted Subsidiary or Unrestricted Affiliate.

     The foregoing provision shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;
(ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Exchange Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of part (a) of the "Limitation on Indebtedness' covenant;
(iii) the repurchase, redemption or other acquisition of Capital Stock of the Company (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Redeemable Stock) of the Company; (iv) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of the Company which is subordinated in right of payment to the Exchange Notes in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock of the Company (other than Redeemable Stock); (v) the declaration or payment of dividends on the Common Stock of the Company following a Public Equity Offering of such Common Stock, of up to 6% per annum of the Net Cash Proceeds received by the Company in such Public Equity Offering; (vi) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; (vii) Investments acquired as a capital contribution to the Company or in exchange for Capital Stock (other than Redeemable Stock) of the Company or Capital Stock of Nextel Communications or any of its subsidiaries (other than the Company and its Subsidiaries); (viii) the repurchase, redemption or other acquisition for value of Capital Stock of the Company to the extent necessary to prevent the loss or secure the renewal or reinstatement of any license or franchise held by the Company or any of its Subsidiaries from any governmental agency; (ix) Investments in an aggregate amount not to exceed $30 million, plus reductions in such Investments (except to the extent any such reduction is included in Adjusted Consolidated Net Income) not to exceed the amount of the Investments previously made; (x) Investments in a Person which has ceased to be a Restricted Affiliate or ceases to observe any of the provisions of the covenants applicable to it as a result of an Involuntary Event; provided
(I) such Investment is made with the proceeds of a substantially concurrent capital contribution to, or sale of Capital Stock (other than Redeemable Stock) of, the Company and (II) after such Investment such Involuntary Event shall no longer continue and such person shall be a Restricted Affiliate; or (xi) repurchases of Warrants pursuant to a Repurchase Offer; provided that, except in the case of clauses (i) and (iii), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein, other than with respect to clause (x), a Default or Event of Default that will cease to exist substantially contemporaneously with such Investment.

     Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (ii) thereof and an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (iii) or (iv) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (iii) and (iv), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments.

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Limitation on Dividend and Other Payment Restrictions Affecting Restricted Group
Members

     The Company will not, and will not permit any Restricted Group Member to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Group Member to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Group Member owned by the Company or any other Restricted Group Member, (ii) pay any Indebtedness owed to the Company or any other Restricted Group Member, (iii) make loans or advances to the Company or any other Restricted Group Member or (iv) transfer any of its property or assets to the Company or any other Restricted Group Member.

     The foregoing provisions shall not restrict any encumbrances or restrictions: (i) existing on the Closing Date in the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (ii) existing under or by reason of applicable law; (iii) existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Group Member, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (iv) in the case of clause (iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Group Members" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Group Member not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Group Member in any manner material to the Company or any Restricted Group Member; (v) with respect to a Restricted Group Member and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Group Member; (vi) contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if the encumbrance or restriction applies only in the event of a default with respect to a financial covenant contained in such Indebtedness or agreement is not materially more disadvantageous to the Holders of the Exchange Notes than is customary in comparable financings (as determined by the Company) and the Company determines that any such encumbrance or restriction will not materially affect the Company's ability to make principal or interest payments on the Exchange Notes; (vii) contained in any stockholders or similar agreement, so long as such encumbrance or restriction is not materially more disadvantageous to the Holders of the Exchange Notes than the encumbrances and restrictions contained in comparable agreements entered into in the past by the Company or a Restricted Group Member; or (viii) contained in any agreement entered into after the Closing Date, so long as such encumbrance or restriction is not materially more disadvantageous to the Holders of the Exchange Notes than the encumbrances and restrictions contained in the Motorola Credit Agreement. Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Group Members" covenant shall prevent the Company or any Restricted Group Member from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of the Company or any Restricted Group Member that secure Indebtedness of the Company or any Restricted Group Member.

Limitation on the Issuance and Sale of Capital Stock of Restricted Group Members

     The Company will not sell, and will not permit any Restricted Group Member, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Group Member (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to the Company or a Wholly Owned Restricted Subsidiary of the Company; (ii) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of a foreign Restricted Group Member, to the extent required by applicable law; (iii) if, immediately after giving effect to such issuance or sale, such Restricted Group Member would no longer

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constitute a Restricted Group Member, provided any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant, if made on the date of such issuance or sale; and (iv) issuances or sales of Common Stock (including options, warrants or other rights to purchase Common Stock) of a Restricted Group Member, provided the Net Cash Proceeds, if any, of such sale are applied in accordance with clause (A) or (B) of the "Limitation on Asset Sales" covenant described below.

Limitation on Issuances of Guarantees by Restricted Group Members

     The Company will not permit any Restricted Group Member, directly or indirectly, to Guarantee any Indebtedness of the Company which is pari passu with or subordinate in right of payment to the Exchange Notes ("Guaranteed Indebtedness"), unless (i) such Restricted Group Member simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Exchange Notes by such Restricted Group Member and (ii) such Restricted Group Member waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Group Member as a result of any payment by such Restricted Group Member under its Subsidiary Guarantee; provided that this paragraph shall not be applicable to (x) any Guarantee of any Restricted Group Member that existed at the time such Person became a Restricted Group Member and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Group Member or (y) any Guarantee of any Restricted Group Member of Indebtedness Incurred (I) under a revolving credit, vendor financing or working capital facility pursuant to clause (i) of the second paragraph of the "Limitation on Indebtedness" covenant or (II) pursuant to clause (vii) of the second paragraph of the "Limitation on Indebtedness" covenant. If the Guaranteed Indebtedness is (A) pari passu with the Exchange Notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Exchange Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Exchange Notes.

     Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Group Member may provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's and each Restricted Group Member's Capital Stock in, or all or substantially all the assets of, such Restricted Group Member (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

Limitation on Transactions with Shareholders and Affiliates

     The Company will not, and will not permit any Restricted Group Member to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Person known by the Company to be an Affiliate of such holder) of 5% or more of any class of Capital Stock of the Company or with any Affiliate of the Company or any Restricted Group Member, except upon fair and reasonable terms no less favorable to the Company or such Restricted Group Member than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

     The foregoing limitation does not limit, and shall not apply to (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors of the Company or (B) for which the Company or a Restricted Group Member delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to the Company or such Restricted Group Member from a financial point of view; (ii) any transaction solely between the Company and any of its Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries of the Company; (iii) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the

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

Company; (iv) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes; (v) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant; (vi) any payments or other transactions pursuant to the Overhead Services Agreement as in effect on the Closing Date; or (vii) any transaction or series of related transactions involving consideration or payments of less than $5 million. Notwithstanding the foregoing, any transaction covered by the first paragraph of this "Limitation on Transactions with Shareholders and Affiliates" covenant and not covered by clauses (ii) through (v) of this paragraph, the aggregate amount of which exceeds $10 million in value, must be approved or determined to be fair in the manner provided for in clause (i)(A) or (B) above.

Limitation on Liens

     The Company will not, and will not permit any Restricted Group Member to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Restricted Group Member, without making effective provision for all of the Exchange Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Exchange Notes, prior to) the obligation or liability secured by such Lien.

     The foregoing limitation does not apply to (i) Liens existing on the Closing Date; (ii) Liens granted after the Closing Date on any assets or Capital Stock of the Company or its Restricted Group Members created in favor or for the benefit of the Holders; (iii) Liens with respect to the assets of a Restricted Group Member granted by such Restricted Group Member to the Company or another Restricted Group Member to secure Indebtedness owing to the Company or such other Restricted Group Member; (iv) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (iii) of the second paragraph of the "Limitation on Indebtedness" covenant; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Group Member other than the property or assets securing the Indebtedness being refinanced; (v) Liens securing Indebtedness Incurred under clause (i) or clause (vii) of the second paragraph of the "Limitation on Indebtedness" covenant; or (vi) Permitted Liens.

Limitation on Sale-Leaseback Transactions

     The Company will not, and will not permit any Restricted Group Member to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby the Company or a Restricted Group Member sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which the Company or such Restricted Group Member, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

     The foregoing restriction does not apply to any sale-leaseback transaction if (i) the lease is for a period, including renewal rights, of not in excess of three years; (ii) the lease secures or relates to industrial revenue or pollution control bonds; (iii) the transaction is solely between the Company and any Wholly Owned Restricted Subsidiary of the Company or solely between Wholly Owned Restricted Subsidiaries of the Company; or (iv) the Company or such Restricted Group Member, within twelve months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (A) or (B) of the first paragraph of the "Limitation on Asset Sales" covenant described below.

Limitation on Asset Sales

     The Company will not, and will not permit any Restricted Group Member to, consummate any Asset Sale, unless (i) the consideration received by the Company or such Restricted Group Member is at least equal to the fair market value of the assets sold or disposed of and (ii) at least 75% of the consideration received consists of cash or Temporary Cash Investments or the assumption of Indebtedness of the Company or any Restricted Group Member relating to such assets, provided that the Company or such Restricted Group

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

Member is irrevocably released and discharged from such Indebtedness. In the event and to the extent that the Net Cash Proceeds received by the Company or any Restricted Group Member from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed $5 million, then the Company shall or shall cause the relevant Restricted Group Member to (i) within twelve months after the date Net Cash Proceeds so received exceed $5 million (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of the Company or any Restricted Group Member providing a Subsidiary Guarantee pursuant to the "Limitation on Issuances of Guarantees by Restricted Group Members" covenant described above or Indebtedness of any other Restricted Group Member, in each case owing to a Person other than the Company or any Restricted Group Member, provided that in the event Indebtedness of a Restricted Group Member is repaid, only the Company's pro rata portion (determined as provided in the definition of "Indebtedness") of such repaid Indebtedness shall be deemed to have been repaid in accordance with this clause (A), or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within twelve months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Group Members existing on the date of such investment and (ii) apply (no later than the end of the twelve-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the last paragraph of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such twelve-month period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

     Notwithstanding the foregoing, to the extent that any or all of the Net Cash Proceeds of any Asset Sale of assets based outside the United States are prohibited or delayed by applicable local law from being repatriated to the United States and such Net Cash Proceeds are not actually applied in accordance with the foregoing paragraphs, the Company shall not be required to apply the portion of such Net Cash Proceeds so affected but may permit the applicable Restricted Group Members to retain such portion of the Net Cash Proceeds so long, but only so long, as the applicable local law will not permit repatriation to the United States (the Company hereby agreeing to cause the applicable Restricted Group Member to promptly take all actions required by the applicable local law to permit such repatriation) and once such repatriation of any such affected Net Cash Proceeds is permitted under the applicable local law, such repatriation will be immediately effected and such repatriated Net Cash Proceeds will be applied in the manner set forth in this covenant as if the Asset Sale had occurred on such date; provided that to the extent that the Company has determined in good faith that repatriation of any or all of the Net Cash Proceeds of such Asset Sale would have a material adverse tax cost consequence, the Net Cash Proceeds so affected may be retained by the applicable Restricted Group Member for so long as such material adverse tax cost event would continue.

     If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $5 million, the Company must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders on a pro rata basis an aggregate Accreted Value of Exchange Notes on the relevant Payment Date equal to the Excess Proceeds on such date, at a purchase price equal to 101% of the Accreted Value of the Exchange Notes on the relevant Payment Date, plus, in each case, accrued interest (if any) to the Payment Date.

REPURCHASE OF EXCHANGE NOTES UPON A CHANGE OF CONTROL

     The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Exchange Notes then outstanding, at a purchase price equal to 101% of the Accreted Value thereof on the relevant Payment Date, plus accrued interest (if any) to the Payment Date.

     There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Exchange Notes) required by the foregoing covenant (as well as may be contained in other securities of the Company which might be
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

outstanding at the time). The above covenant requiring the Company to repurchase the Exchange Notes will, unless consents are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

COMMISSION REPORTS AND REPORTS TO HOLDERS

     Whether or not the Company is required to file reports with the Commission, for so long as any Notes are outstanding, the Company shall file with the Commission all such reports and other information as it would be required to file with the Commission by Sections 13(a) or 15(d) under the Exchange Act if it were subject thereto. See "Available Information." The Company shall supply the Trustee and each Holder or shall supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other information.

EVENTS OF DEFAULT

     The following events will be defined as "Events of Default" in the
Indenture: (a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; (b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; (c) default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Company or the failure to make or consummate an Offer to Purchase in accordance with the "Limitation on Asset Sales" or "Repurchase of Exchange Notes upon a Change of Control" covenant; provided that a default or breach of the "Limitation on Asset Sales" covenant arising from an Involuntary Event shall not constitute an Event of Default unless such Involuntary Event continues for 90 days; (d) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture or under the Exchange Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount at maturity of the Exchange Notes, provided that a default or breach of a covenant or agreement arising from a Restricted Affiliate ceasing to observe any covenant applicable to it resulting from an Involuntary Event shall not constitute an Event of Default unless such Involuntary Event continues for 90 days; (e) there occurs with respect to any issue or issues of Indebtedness of the Company or any Significant Group Member having an outstanding principal amount of $5 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; provided that an acceleration or payment default arising from an Involuntary Event shall not constitute an Event of Default unless such Involuntary Event continues for 90 days; (f) any final judgment or order (not covered by insurance) for the payment of money in excess of $5 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Significant Group Member and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $5 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; provided that a final judgment or order arising from an Involuntary Event shall not constitute an Event of Default unless such Involuntary Event continues for 90 days; (g) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any Significant Group Member in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Group Member or for all or substantially all of the property and assets of the Company or any Significant Group Member or (C) the winding up or liquidation of the affairs of the Company or any Significant Group Member and, in each case, such decree or order shall remain unstayed and in effect for a period of
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

60 consecutive days; or (h) the Company or any Significant Group Member (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Group Member or for all or substantially all of the property and assets of the Company or any Significant Group Member or (C) effects any general assignment for the benefit of creditors.

     If an Event of Default (other than an Event of Default specified in clause
(g) or (h) above that occurs with respect to the Company) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount at maturity of the Exchange Notes, then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the Accreted Value of, premium, if any, and accrued interest on the Exchange Notes to be immediately due and payable. Upon a declaration of acceleration, such Accreted Value of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by the Company or the relevant Significant Group Member or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) above occurs with respect to the Company, the principal of, premium, if any, and accrued interest on the Exchange Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders, by Required Consent, by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Exchange Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "-- Modification and Waiver."

     The Holders, by Required Consent, may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Exchange Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Exchange Notes. A Holder may not pursue any remedy with respect to the Indenture or the Exchange Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in aggregate principal amount at maturity of outstanding Exchange Notes make a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount at maturity of the outstanding Exchange Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Exchange Notes, which right shall not be impaired or affected without the consent of the Holder.

     The Indenture will require certain officers of the Company to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Restricted Group Members and the Company's and its Restricted Group Members' performance under the Indenture and that the Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

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

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into the Company unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company on all of the Exchange Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Company or any Person becoming the successor obligor of the Exchange Notes shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction;
(iv) immediately after giving effect to such transaction on a pro forma basis the Company, or any Person becoming the successor obligor of the Exchange Notes, as the case may be, shall have a Consolidated Leverage Ratio not greater than 110% of the Consolidated Leverage Ratio of the Company immediately prior to the transaction; and (v) the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (iii) and (iv)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision, that all conditions precedent provided for herein relating to such transaction have been complied with and, in the event that the continuing Person is organized under the laws of any jurisdiction other than the United States of America or any jurisdiction thereof, that the indenture and the Exchange Notes constitute legal, valid and binding obligations of the continuing Person, enforceable in accordance with their terms; provided, however, that clauses (iii) and (iv) above do not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of the Company; and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

     Defeasance and Discharge. The Indenture will provide that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Exchange Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Exchange Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Exchange Notes, to replace stolen, lost or mutilated Exchange Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Exchange Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Exchange Notes, (B) the Company has delivered to the Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service (the "IRS") to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of
Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of

Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, and (D) if at such time the Exchange Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Exchange Notes will not be delisted as a result of such deposit, defeasance and discharge.

     Defeasance of Certain Covenants and Certain Events of Default. The Indenture further will provide that the provisions of the Indenture will no longer be in effect with respect to clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clauses (c) and (d) under "Events of Default" with respect to such clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and such covenants and clauses (e) and (f) under "Events of Default" shall be deemed not to be Events of Default, upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Exchange Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Exchange Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     Defeasance and Certain Other Events of Default. In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Exchange Notes as described in the immediately preceding paragraph and the Exchange Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Exchange Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Exchange Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the Required Consent; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the Accreted Value of, or premium, if any, or interest on, any Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption
Date) of any Note, (v) reduce the above-stated percentage of outstanding Exchange Notes the consent of whose Holders is necessary to modify or amend the Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on the Exchange Notes or (vii) reduce the percentage or aggregate principal amount at maturity of outstanding Exchange Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS, OR EMPLOYEES

     The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Exchange Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any of the Exchange Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of the Company or of any successor Person thereof. Each Holder, by accepting the Exchange Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

     The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

CERTAIN TAX CONSIDERATIONS

     Chadbourne & Parke LLP has advised the Company that because the Exchange Notes should not be considered to differ materially from the Private Notes, the exchange of the Private Notes for the Exchange Notes pursuant to the Exchange Offer should not result in any material federal income tax consequences to Holders. For a full description of the basis of, and limitations on, this opinion, see "Certain U.S. Federal Income Tax Considerations."

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion, which was prepared by Chadbourne & Parke LLP, summarizes the material U.S. federal income tax consequences of the exchange of the Private Notes for the Exchange Notes pursuant to the Exchange Offer. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, judicial authority, current administrative rulings and practice, and existing and proposed Treasury Regulations, all as in effect and existing on the date hereof. Legislative, judicial or administrative changes or interpretations after the date hereof could alter or modify the validity of this discussion and the conclusions set forth below. Any such changes or interpretations may be retroactive and could adversely affect a Holder of the Private Notes or the Exchange Notes.

     THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. EACH HOLDER OF A PRIVATE NOTE THAT IS CONSIDERING THE EXCHANGE OF THE PRIVATE NOTE FOR AN EXCHANGE NOTE IN THE EXCHANGE OFFER IS STRONGLY URGED TO CONSULT WITH ITS OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES ARISING UNDER FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX LAWS FROM THE EXCHANGE OF THE PRIVATE NOTES FOR THE EXCHANGE NOTES PURSUANT TO THE EXCHANGE OFFER.

EXCHANGE OFFER

     The exchange of the Private Notes for the Exchange Notes pursuant to the Exchange Offer should not be treated as a taxable transaction for U.S. federal income tax purposes because the Exchange Notes will not be considered to differ materially in kind or extent from the Private Notes. Rather, the Exchange Notes received by any Holder should be treated as a continuation of such Holder's investment in the Private Notes. As a result, there should be no material U.S. federal income tax consequences to Holders exchanging the Private Notes for the Exchange Notes pursuant to the Exchange Offer, and each Holder should have the same adjusted issue price, adjusted basis and holding period in the Exchange Notes as it had in the Private Notes immediately prior to the exchange.

                              PLAN OF DISTRIBUTION

     This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of any Exchange Notes received in exchange for Private Notes acquired by such broker-dealer as a result of market-making or other trading activities. Each broker-dealer that receives Exchange Notes for its own account in exchange for such Private Notes pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Company has agreed that for a period of up to 90 days after the closing of the Exchange Offer, it will make this Prospectus, as amended or supplemented, available to any such broker-dealer that requests copies of this Prospectus in the Letter of Transmittal for use in connection with any such resale.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers or any other persons. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions or through the writing of options on the Exchange Notes, or a combination of such methods of resale, at market prices prevailing at the time of resale or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer in exchange for Private Notes acquired by such broker-dealer as a result of market-making or other trading activities and any broker-dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     The Company has agreed to pay all expenses incident to the Company's performance of, or compliance with, the Registration Rights Agreement and will indemnify the holders of Private Notes (including any broker-dealers), and certain parties related to such holders, against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Exchange Notes and certain U.S. federal income tax consequences relating to the Exchange Notes will be passed upon for the Company by Chadbourne & Parke LLP, New York, New York, special counsel to the Company. With respect to matters of Washington law, Chadbourne & Parke LLP will rely on Perkins Coie, Seattle, Washington.

                                    EXPERTS

     The financial statements of the Company and its consolidated subsidiaries, as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, the financial statements of Wireless Ventures of Brazil, Inc. and subsidiaries as of and for the year ended December 31, 1996, and the financial statements of Corporacion Mobilcom, S.A. de C.V. and subsidiaries as of and for the years ended December 31, 1996 and 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Wireless Ventures of Brazil, Inc. and subsidiaries as of December 31, 1995 and for the year then ended have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES
  Independent Auditors' Report..............................   F-2
  Consolidated Balance Sheets as of December 31, 1996 and
    December 31, 1997.......................................   F-3
  Consolidated Statements of Operations for the Years Ended
    December 31, 1995, 1996 and 1997........................   F-4
  Consolidated Statements of Stockholders' Equity for the
    Years Ended December 31, 1995, 1996 and 1997............   F-5
  Consolidated Statements of Cash Flows for the Years Ended
    December 31, 1995, 1996 and 1997........................   F-6
  Notes to Consolidated Financial Statements................   F-7
  Condensed Consolidated Balance Sheets as of March 31, 1998
    and December 31, 1997...................................  F-24
  Condensed Consolidated Statements of Operations for the
    Three Months Ended March 31, 1998 and 1997..............  F-25
  Condensed Consolidated Statement of Stockholders' Equity
    for the Three Months Ended March 31, 1998...............  F-26
  Condensed Consolidated Statements of Cash Flows for the
    Three Months Ended March 31, 1998 and 1997..............  F-27
  Notes to Condensed Consolidated Financial Statements......  F-28
WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES
  Independent Auditors' Report..............................  F-32
  Consolidated Balance Sheet as of December 31, 1996........  F-33
  Consolidated Statement of Operations for the Year Ended
    December 31, 1996.......................................  F-34
  Consolidated Statement of Stockholders' Equity for the
    Year Ended December 31, 1996............................  F-35
  Consolidated Statement of Cash Flows for the Year Ended
    December 31, 1996.......................................  F-36
  Notes to Consolidated Financial Statements................  F-37
  Independent Auditors' Report..............................  F-48
  Consolidated Balance Sheet as of December 31, 1995........  F-49
  Consolidated Statement of Operations for the Year Ended
    December 31, 1995.......................................  F-50
  Consolidated Statement of Stockholders' Equity for the
    Year Ended December 31, 1995............................  F-51
  Consolidated Statement of Cash Flows for the Year Ended
    December 31, 1995.......................................  F-52
  Notes to Consolidated Financial Statements................  F-53
CORPORACION MOBILCOM, S.A. DE C.V. AND SUBSIDIARIES
  Independent Auditors' Report..............................  F-62
  Consolidated Balance Sheets as of December 31, 1996 and
    1995....................................................  F-63
  Consolidated Statements of Operations for the Years Ended
    December 31, 1996 and 1995..............................  F-64
  Consolidated Statements of Stockholders' Equity for the
    Years Ended December 31, 1996 and 1995..................  F-65
  Consolidated Statements of Cash Flows for the Years Ended
    December 31, 1996 and 1995..............................  F-66
  Notes to Consolidated Financial Statements................  F-67
  Condensed Consolidated Statements of Operations for the
    Three Months Ended March 31, 1997.......................  F-78
  Condensed Consolidated Statements of Cash Flows for the
    Three Months Ended March 31, 1997.......................  F-79
  Notes to Condensed Consolidated Financial Statements......  F-80

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

                          INDEPENDENT AUDITORS' REPORT

Board of Directors of
Nextel International, Inc.
Seattle, Washington

     We have audited the accompanying consolidated balance sheets of Nextel International, Inc. and subsidiaries (the Company) as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Seattle, Washington

February 19, 1998

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                                1996         1997
                                                              --------    ----------
                                ASSETS
CURRENT ASSETS:
     Cash and cash equivalents (of which $68,992 is
      restricted as of December 31, 1997)...................  $ 53,029    $  159,790
     Marketable securities..................................        --       128,560
     Accounts receivable, less allowance for doubtful
      accounts of $0 and $1,003.............................       540         3,838
     Radios and accessories.................................       830         1,749
     Prepaid and other......................................       183        15,884
     Notes receivable.......................................     5,704            --
                                                              --------    ----------
          Total current assets..............................    60,286       309,821
PROPERTY, PLANT AND EQUIPMENT, net of accumulated
  depreciation of $74 and $1,992............................     8,703       136,210
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES, at cost less
  equity in net losses of $5,991 and $7,526.................    98,982       106,489
INTANGIBLE ASSETS, net of accumulated amortization of $0 and
  $14,664...................................................    10,878       526,000
INVESTMENTS AND OTHER ASSETS................................    20,518        44,518
                                                              --------    ----------
                                                              $199,367    $1,123,038
                                                              ========    ==========
                 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable.......................................  $  1,306    $   24,456
     Accrued expenses and other.............................     4,513        51,592
     Due to parent..........................................   152,783         8,254
     Current portion of long-term debt......................        --         2,211
                                                              --------    ----------
          Total current liabilities.........................   158,602        86,513
LONG-TERM DEBT..............................................        --       597,809
DEFERRED INCOME TAXES.......................................     1,562       120,777
                                                              --------    ----------
     Total liabilities......................................   160,164       805,099
MINORITY INTEREST...........................................        --        21,910
COMMITMENTS AND CONTINGENCIES (NOTES 2, 8 AND 11)
STOCKHOLDERS' EQUITY:
     Common stock (73,000,000 shares authorized, no par
      value, 36,500,000 shares issued and outstanding)......    65,043       395,428
     Accumulated deficit....................................   (28,741)     (102,689)
     Unrealized gain on investments, net of tax.............     2,901         3,290
                                                              --------    ----------
          Total stockholders' equity........................    39,203       296,029
                                                              --------    ----------
                                                              $199,367    $1,123,038
                                                              ========    ==========

                See notes to consolidated financial statements.

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                       1995            1996           1997
                                                   ------------    ------------    -----------
REVENUES
     Radio service revenue.......................  $         --    $         --    $    10,589
     Equipment sales and maintenance.............            --              --          2,426
                                                   ------------    ------------    -----------
                                                             --              --         13,015
                                                   ------------    ------------    -----------
OPERATING EXPENSES
     Cost of radio service revenue...............            --              --          6,189
     Cost of equipment sales and maintenance.....            --              --          1,235
     Selling, general and administrative.........           277           9,318         26,768
     Depreciation and amortization...............            19             168         18,381
                                                   ------------    ------------    -----------
                                                            296           9,486         52,573
                                                   ------------    ------------    -----------
OPERATING LOSS...................................          (296)         (9,486)       (39,558)
                                                   ------------    ------------    -----------
OTHER INCOME (EXPENSE)
     Interest income.............................         6,233           4,300         19,666
     Interest expense............................            --            (323)       (56,583)
     Loss from equity method investments.........        (6,853)         (5,991)       (11,401)
     Other, net..................................       (15,002)            379          5,561
     Minority interest...........................            --              --          2,085
                                                   ------------    ------------    -----------
                                                        (15,622)         (1,635)       (40,672)
                                                   ------------    ------------    -----------
LOSS BEFORE INCOME TAX BENEFIT (PROVISION).......       (15,918)        (11,121)       (80,230)
INCOME TAX BENEFIT (PROVISION)...................        (2,119)         (1,355)         6,282
                                                   ------------    ------------    -----------
NET LOSS.........................................  $    (18,037)   $    (12,476)   $   (73,948)
                                                   ------------    ------------    -----------
NET LOSS PER COMMON SHARE, BASIC AND DILUTED.....  $      (0.49)   $      (0.34)   $     (2.03)
                                                   ============    ============    ===========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING....................................    36,500,000      36,500,000     36,500,000
                                                   ============    ============    ===========

                See notes to consolidated financial statements.

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                                RETAINED
                                          COMMON STOCK          EARNINGS       UNREALIZED
                                      ---------------------   (ACCUMULATED    GAIN (LOSS)
                                        SHARES      AMOUNT      DEFICIT)     ON INVESTMENTS    TOTAL
                                      ----------   --------   ------------   --------------   --------
BALANCE, January 1, 1995............          --   $     --    $   1,772        $    --       $  1,772
     Common stock issued............  36,500,000         --           --             --             --
     Capital contributions from
       parent.......................          --     20,181           --             --         20,181
     Net loss.......................          --         --      (18,037)            --        (18,037)
     Unrealized gain on investments,
       net of tax...................          --         --           --          8,023          8,023
                                      ----------   --------    ---------        -------       --------
BALANCE, December 31, 1995..........  36,500,000     20,181      (16,265)         8,023         11,939
     Capital contributions from
       parent.......................          --     44,862           --             --         44,862
     Net loss.......................          --         --      (12,476)            --        (12,476)
     Unrealized loss on investments,
       net of tax...................          --         --           --         (5,122)        (5,122)
                                      ----------   --------    ---------        -------       --------
BALANCE, December 31, 1996..........  36,500,000     65,043      (28,741)         2,901         39,203
     Capital contributions from
       parent.......................          --    315,585           --             --        315,585
     Issuance of warrants in
       connection with private
       placement....................          --     14,800           --             --         14,800
     Net loss.......................          --         --      (73,948)            --        (73,948)
     Unrealized gain on investments,
       net of tax...................          --         --           --            389            389
                                      ----------   --------    ---------        -------       --------
BALANCE, December 31, 1997..........  36,500,000   $395,428    $(102,689)       $ 3,290       $296,029
                                      ==========   ========    =========        =======       ========

                See notes to consolidated financial statements.

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                             1995           1996            1997
                                                         ------------   ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss.............................................      $(18,037)      $(12,476)       $(73,948)
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
     Depreciation and amortization...................            19            168          18,381
     Interest accretion on long-term debt, net of
       capitalization................................            --             --          53,681
     Loss from equity method investments.............         6,853          5,991          11,401
     Deferred income taxes...........................            --             --         (14,292)
     Minority interest...............................            --             --          (2,085)
     Investment impairment...........................        15,000             --              --
     Change in current assets and liabilities:
          Accounts receivable........................            --           (540)          1,374
          Radios and accessories.....................            --           (830)            586
          Prepaid and other..........................           (11)          (172)        (13,167)
          Accounts payable, accrued expenses and
            other....................................         2,239          7,052           8,052
          Other......................................            --         (2,176)         (6,447)
                                                           --------       --------        --------
     Net cash provided by (used in) operating
       activities....................................         6,063         (2,983)        (16,464)
                                                           --------       --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures............................           (36)        (8,818)       (101,892)
     Purchase of marketable securities...............            --             --        (227,957)
     Proceeds from sale of marketable securities.....            --             --         100,729
     Purchase of licenses............................       (10,135)          (743)             --
     Issuance of notes receivable....................            --         (5,703)             --
     Acquisition of additional equity interests in
       consolidated subsidiaries.....................            --             --         (35,131)
     Investments in unconsolidated subsidiaries......       (36,962)       (57,022)       (120,976)
     Other...........................................          (762)            --          (3,926)
                                                           --------       --------        --------
     Net cash used in investing activities...........       (47,895)       (72,286)       (389,153)
                                                           --------       --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Repayments to parent, net.......................       (18,589)        (1,866)        (23,556)
     Capital contributions from parent...............        20,181         44,862           6,366
     Capital contributions from minority
       stockholders..................................            --             --           1,387
     Proceeds from issuance of warrants..............            --             --          14,800
     Net proceeds from issuance of long-term debt....            --             --         517,828
     Repayment of long-term debt.....................            --             --          (4,447)
                                                           --------       --------        --------
     Net cash provided by financing activities.......         1,592         42,996         512,378
                                                           --------       --------        --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.....       (40,240)       (32,273)        106,761
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.......       125,542         85,302          53,029
                                                           --------       --------        --------
CASH AND CASH EQUIVALENTS, END OF PERIOD.............      $ 85,302       $ 53,029        $159,790
                                                           ========       ========        ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid during the year for interest..........      $     --       $     --        $  1,993
                                                           ========       ========        ========
     Cash paid during the year for income taxes......      $     --       $     --        $     --
                                                           ========       ========        ========

                See notes to consolidated financial statements.

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                 (DOLLARS IN THOUSANDS, UNLESS OTHERWISE NOTED)

1.  SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS AND BUSINESS ORGANIZATION: Nextel International, Inc. (the "Company") is an indirect, wholly owned subsidiary of Nextel Communications, Inc. (Nextel Communications, Inc. and its wholly owned subsidiaries are referred to herein as "Nextel Communications"). The Company currently provides wireless communications services in five of the largest cities in Latin America and two of the largest cities in Asia, primarily utilizing specialized mobile radio ("SMR") channels in its licensed service areas. The Company is the largest SMR service provider in Brazil and Mexico, and holds the largest SMR channel position in Argentina.

     The Company's strategy is focused on using its leading analog dispatch or SMR channel positions in its principal markets, together with Nextel Communications' experience and supplier relationships, to upgrade its services from analog dispatch to digital enhanced specialized mobile radio ("ESMR") services. The Company's upgrade to digital networks will allow it to increase capacity significantly and offer in a single digital subscriber unit, additional services and advanced features such as direct connect (group calling and instant conferencing), telephone interconnect and text messaging services. The Company is upgrading its analog SMR networks to digital ESMR networks using the integrated Digital Enhanced Network ("iDEN") technology developed by Motorola, Inc. ("Motorola") and deployed by Nextel Communications in certain of its markets. The Company also continues to assess opportunities to enter into new markets, particularly in Latin America and Asia.

     PRINCIPLES OF CONSOLIDATION: As of December 31, 1997, the Company directly or indirectly owned 100% of Comunicaciones Nextel de Mexico S.A. de C.V. ("Nextel Mexico") (formerly Corporacion Mobilcom S.A. de C.V.); 50% of McCaw Argentina S.R.L. ("Nextel Argentina") (formerly McCaw Argentina S.A.), accounted for using the equity method; 30% of Infocom Communications Network, Inc. ("Nextel Philippines"), a Philippine company, accounted for using the equity method; 3.7% of Clearnet Communications, Inc. ("Clearnet"), accounted for as an investment available-for-sale and reflected at fair market value; and a contractual right to receive 12.1% of the profits of the Shanghai GSM System (See Note 2), accounted for as a cost method investment. Additionally, the Company through an 81% equity interest in McCaw International (Brazil), Ltd. ("Nextel Brazil") (formerly Wireless Ventures of Brazil ("WVB")) and Nextel Brazil's 95% equity interest in Nextel S.A. (formerly Airlink S.A.), held a 77% equity interest in Nextel S.A., a Brazilian company. Accordingly, the Company's consolidated financial statements include the accounts of Nextel Brazil and Nextel Mexico commencing January 30, 1997 and September 1, 1997, respectively, which are the dates when the Company acquired a controlling interest in the companies (See Note 2). Prior to September 1, 1997, Nextel Mexico was accounted for using the equity method. The Company's consolidated financial statements also include the accounts of Nextel Argentina prior to May 6, 1997, at which time it was contributed to Nextel International (Argentina), Ltd., (the "Argentina Joint Venture") a joint venture in which the Company owns 50% (See
Note 2). Subsequent to May 6, 1997, the Argentina Joint Venture is accounted for using the equity method.

     The accounts of the Company's consolidated foreign subsidiaries and foreign subsidiaries accounted for under the equity method are presented utilizing accounts as of a date one month earlier than the accounts of the Company and its U.S. subsidiaries to ensure timely reporting of consolidated results.

     The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

1.  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     CONCENTRATIONS OF RISK: For the year ended December 31, 1997, $3,348 and $9,605 of the Company's revenues were generated in Mexico and Brazil, respectively. As of December 31, 1997, $288,695 and $420,242 of the Company's assets were located in Mexico and Brazil, respectively (See Note 15). Additionally, the Company's assets include $106,489 related to its investments in unconsolidated subsidiaries located in Argentina, China and the Philippines (See Note 4).

     The Company is party to certain equipment purchase agreements with Motorola (See Notes 11 and 14). For the foreseeable future the Company expects that it will need to rely on Motorola for the manufacture of a substantial portion of the equipment necessary to construct its digital ESMR networks.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company is subject to the laws and regulations governing telecommunication services in effect in each of the countries in which it operates. These laws and regulations can have a significant influence on the Company's results of operations and are subject to change by the responsible governmental agencies. The financial statements as presented reflect certain assumptions based on laws and regulations currently in effect in each of the various countries. The Company cannot predict what future laws and regulations might be passed that could have a material effect on the Company's results of operations. The Company assesses the impact of significant changes in laws and regulations on a regular basis and updates the assumptions used to prepare its financial statements accordingly.

     CASH AND EQUIVALENTS: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     MARKETABLE SECURITIES: Marketable securities, consisting primarily of short-term investments in certificates of deposit and commercial paper, are classified as "available for sale" and are recorded at fair value based on quoted market prices.

     RADIOS AND ACCESSORIES: Radios and accessories are held for sale to customers. Radios and accessories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

     PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation is provided using the straight line method over estimated useful lives as follows:

Equipment...................................................  3-10 years
Computer equipment and software.............................  3-5 years
Furniture and fixtures......................................  3 years
Leasehold improvements......................................  Life of lease

     Construction in progress includes labor, material, transmission and related equipment, engineering, site development, capitalized interest, and other costs relating to the construction and development of wireless networks. The Company will begin depreciating the cost of the wireless networks over a ten year period upon commencement of commercial operations in each market.

     Expenditures which increase value or extend useful lives are capitalized, while maintenance and repairs are charged to operations as incurred.

     INTANGIBLE ASSETS: Intangible assets consist of SMR licenses, goodwill and trademarks which are recorded at cost. SMR licenses in the countries in which the Company operates are issued conditionally for various periods of time. The SMR licenses are generally renewable providing the licensee has complied with applicable rules and policies. In most instances, the Company believes it has complied and intends to comply

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

1. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) with these standards and is amortizing the related costs using the straight line method over their estimated useful life of 20 years. In some cases, the Company currently is not in compliance with applicable requirements and, where appropriate, has filed requests for extensions with the appropriate government agency. The Company expects that such extension requests will be granted and the risk of having these or any other licenses revoked is remote. The Company begins amortizing the cost of SMR licenses upon commencement of commercial operations in each market. The excess of the purchase price paid over the fair value of net assets acquired is recorded as goodwill and amortized using the straight-line method over its estimated useful life of 20 years. Trademarks are amortized over their respective useful lives.

     INVESTMENTS: The Company's investment in Clearnet is included in investments and other assets and classified as available-for-sale as of the balance sheet date. Accordingly, it is reported at fair value, with unrealized gains and losses, net of tax, recorded in stockholders' equity.

     Investments where the Company has the ability to exercise significant influence over operating and financial policies and possesses a voting interest of 50% or less are accounted for using the equity method. The excess of the cost of the Company's investments over the net assets acquired is being amortized over 20 years. Amortization of this excess of $2,361, $3,677 and $3,137 for the years ended December 31, 1995, 1996 and 1997, respectively, is reflected in the accompanying consolidated statements of operations in loss from equity method investments.

     LONG-LIVED ASSETS: Long-lived assets and identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from use of the assets and their eventual disposition. The Company determined that as of December 31, 1997, there had been no impairment in the carrying value of long-lived assets.

     REVENUE RECOGNITION: Radio service revenues are recorded when earned. Equipment sales and maintenance revenues are recorded when the related goods and services are delivered. Monthly access charges are billed in advance and recognized as revenue when the services are provided. Rental fee revenue and monthly fixed access charges are recognized in the period service was provided.

     FOREIGN EXCHANGE: Results of the Company's international operations are translated from the designated functional currency to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated from the designated functional currency to the U.S. dollar using end-of-period rates. The resulting translation gains or losses, if any, are accumulated in the "cumulative translation adjustment" account, a component of stockholders' equity. No translation gains or losses were recorded during the three year period ended December 31, 1997.

     All gains or losses resulting from foreign currency transactions are included in other income or expense in the Company's consolidated statements of operations. During the year ended December 31, 1997, the Company recognized $6,000 of foreign currency transaction gains. There were no foreign currency transactions gains or losses for the years ended December 31, 1995 and 1996.

     During 1997, Nextel Mexico and Nextel Brazil were considered to be operating in "highly inflationary" economies, as defined in Statement of Financial Accounting Standards No. 52, Foreign Currency Translation. Accordingly, Nextel Mexico and Nextel Brazil used the U.S. dollar as their functional currency. Effective January 1, 1998, Nextel Brazil will no longer be considered to be operating in a "highly inflationary" economy and will begin using the Brazilian real as its functional currency. Nextel Mexico will continue to use the U.S. dollar as its functional currency in 1998.

     INCOME TAXES: The Company accounts for U.S. federal income taxes under the asset and liability method. Under this method, deferred income taxes are recorded for the temporary differences between the

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

1. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) financial reporting basis and tax basis of the Company's assets and liabilities. These deferred taxes are measured by the provisions of currently enacted tax laws. The Company is included in the consolidated tax return of Nextel Communications; however, the income tax accounts of Nextel International are stated as if the Company filed a separate return, which is consistent with the tax sharing agreement between the Company and Nextel Communications.

     Each of the Company's Brazilian and Mexican subsidiaries file a separate tax return.

     NET LOSS PER SHARE: Net loss per share is computed based on the weighted average number of common shares outstanding during the period.

     NEW ACCOUNTING STANDARDS: During 1997, the Company adopted Statements of Financial Accounting Standards No. 128, Earnings per Share, and No. 129, Disclosure of Information about Capital Structure. The adoption of these standards did not have a significant effect on the Company's current or prior year financial statements or disclosures.

     RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform with the current presentation.

2.  BUSINESS COMBINATIONS AND INVESTMENTS

     NEXTEL SERVICES AND NEXTEL CANMEX: On January 1, 1997, Nextel Services, a wholly owned subsidiary of Nextel Communications, was merged into the Company. Nextel Services includes all amounts associated with the Company's expatriate employees. Subsequent to the merger, all intercompany liabilities were converted to contributed capital.

     On March 3, 1997, Nextel Canmex, a wholly owned subsidiary of Nextel Communications, was merged into the Company. Nextel Canmex is primarily an investment and asset holding company.

     Immediately prior to the merger, all of Nextel Canmex's assets were transferred to Nextel Communications with the exception of an investment in 38% of the outstanding common stock of Nextel Mexico and related assets and 3.7% of the outstanding common stock of Clearnet. The remaining intercompany liability was converted to contributed capital subsequent to the merger.

     As the mergers described above represent transfers of companies under common control, they have been accounted for in a manner similar to poolings of interests. The pooling-of-interests method of accounting is intended to present as a single interest two or more common shareholders' interests which were previously independent; accordingly, the historical financial statements for the periods presented prior to the mergers are restated as though the companies had been combined.

     NEXTEL ARGENTINA: On August 6, 1996, Nextel Communications contributed its investment in Nextel Argentina to the Company. Nextel Argentina has licenses to provide SMR services in the Argentine cities of Buenos Aires, Cordoba, Rosario, and Mendoza.

     As the contribution of Nextel Argentina to the Company represented a transfer of companies under common control, it was accounted for in a manner similar to a pooling of interests. Accordingly, the historical financial statements of the Company for the periods presented prior to the contribution were restated as though Nextel Argentina had been combined.

     On May 6, 1997, the Company contributed its 100% ownership interest in Nextel Argentina into Nextel International (Argentina), Ltd. (the "Argentina Joint Venture"), a joint venture between the Company and Wireless Ventures of Argentina, L.L.C. ("WVA"). WVA's contribution included all of the outstanding common stock of a paging company and two companies that own SMR licenses in Argentina (collectively the "WVA Entities"). During 1997, Nextel Argentina and the WVA Entities were merged, with Nextel Argentina being the surviving entity (the merged entities are herein collectively referred to as "Nextel

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

2.  BUSINESS COMBINATIONS AND INVESTMENTS -- (CONTINUED)
Argentina" subsequent to the formation of the Argentina Joint Venture). The Company has a 50% voting interest and shares equally in the profits and losses of the Argentina Joint Venture. Capital contributions are made equally unless otherwise agreed to by both the Company and WVA. Commencing on May 6, 1997, the Company accounted for its investment in the Argentina Joint Venture under the equity method of accounting.

     On January 30, 1998, the Company acquired the remaining 50% interest in the Argentina Joint Venture from WVA for a purchase price of $46 million in cash. As a result of the purchase, the Company increased its effective ownership interest in Nextel Argentina from 50% to 100%, and will consolidate the accounts of Nextel Argentina commencing February 1, 1998 under the purchase method of accounting. The carrying value of the Company's investment in Nextel Argentina as of January 30, 1998 approximates $63.0 million and will be allocated to the net assets acquired based on their estimated fair values, including licenses and goodwill, which will be amortized over their estimated useful lives of 20 years.

     NEXTEL PHILIPPINES: On June 14, 1996, the Company acquired a 30% interest in Nextel Philippines, a Philippine wireless telecommunications company, for $16 million in cash. Nextel Philippines provides paging services to subscribers in the Philippines through a nationwide license granted by the Philippine government. In addition, Nextel Philippines has a nationwide license to provide digital ESMR services. The Company's investment in Nextel Philippines is accounted for using the equity method. The excess purchase price over the net assets acquired totaled $16.2 million and is being amortized over 20 years.

     The Company has reached an agreement in principle with three groups of local shareholders of Nextel Philippines (the "Philippines Shareholders") and is in the process of finalizing definitive documentation (the "Philippine Partner Agreement") that would: (i) restructure the existing corporate governance arrangements to give the Company increased minority shareholder rights; (ii) provide for the purchase by the Company of existing shareholder loans of the Philippines Shareholders totaling approximately $19.6 million ($2.0 million of which the Company had purchased as of February 19, 1998) which loans, upon purchase by the Company, bear interest at 18% per annum and will be convertible into equity of Nextel Philippines; (iii) provide for the funding by the Company of Nextel Philippines' future capital needs pursuant to loans which could, at the option of the Company, be converted into equity of Nextel Philippines; (iv) provide one Philippine Shareholder group with the right to put its 20% interest in Nextel Philippines to the Company for approximately $9.4 million, beginning on the date which is nine months after closing of the Philippines Partner Agreement; and (v) provide the Company with the right to purchase such shareholder's interest in Nextel Philippines for approximately $11.6 million if the Philippine Shareholder's put right is not exercised. The ability of the Company to convert shareholder loans into equity or to satisfy the Nextel Philippines shareholder put or call rights are subject to applicable Philippine foreign ownership rules. The Company expects to continue to account for its investment in Nextel Philippines using the equity method subsequent to consummating the Philippine Partner Agreement.

     SHANGHAI CCT MCCAW: As of December 31, 1997, the Company maintained a 30% ownership interest in Shanghai CCT-McCaw Telecommunications Systems Co., Ltd. ("Shanghai CCT McCaw"), a Chinese equity joint venture. Shanghai CCT McCaw currently participates in a Global System for Mobile communications network in Shanghai, China (the "Shanghai GSM System") through a profit sharing arrangement (the "Unicom Agreement") with China United Communications, Ltd., the owner of the Shanghai GSM system. Foreign entities or individuals are not permitted to directly own or operate telecommunications systems in China under current law. The Company does not have the right to influence the operations of the Shanghai GSM System and therefore accounts for its investment in Shanghai CCT McCaw under the cost method.

     Under the Unicom Agreement as amended, Shanghai CCT McCaw has the right to receive 40.2% of the profits, as defined, of the Shanghai GSM System. The Company, through its 30% interest in Shanghai CCT McCaw and Shanghai CCT McCaw's right to receive 40.2% of the profits of the Shanghai GSM System, has

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

2. BUSINESS COMBINATIONS AND INVESTMENTS -- (CONTINUED) the right to receive approximately 12.1% of the profits of the Shanghai GSM System. Cash payments are made to the Company from Shanghai CCT McCaw in the form of distributions, which are made at the discretion of Shanghai CCT McCaw's board of directors. Through December 31, 1997, the Company has received distributions totaling $1,218 which have been remitted to Shanghai CCT McCaw in the form of a loan (See Note 11).

     NEXTEL MEXICO: Through a series of investments from March 1995 to December 1996, Nextel Canmex acquired approximately 30.1% of the outstanding shares of Nextel Mexico, a Mexican company with licenses to provide SMR services in various cities in Mexico, including Mexico City, Guadalajara, Monterey, and Tijuana. Upon acquiring a 30.1% ownership interest in Nextel Mexico, the Company commenced accounting for Nextel Mexico using the equity method of accounting.

     In January 1997, Nextel Communications purchased additional common shares of Nextel Mexico at a cost of $16.6 million, in exchange for shares of Nextel Communications Common Stock. Such interest was simultaneously contributed to the Company. In February 1997, Nextel Mexico shareholders approved a $27.0 million capital call (the "Nextel Mexico Capital Call"), and the Company funded its pro rata share (approximately $10.3 million) with a cash contribution. On April 16, 1997, the Company purchased additional shares of Nextel Mexico by funding the unsubscribed portion of the Nextel Mexico Capital Call (approximately $11.1 million), thereby increasing the Company's ownership interest to approximately 46.3%.

     Through a series of transactions from June 30, 1997 to December 12, 1997, the Company acquired substantially all of the remaining shares of Nextel Mexico at an aggregate cost of $104.5 million, thereby increasing the Company's equity interest in Nextel Mexico to approximately 100%. Approximately $22.1 million of the purchase price was paid in January 1998 and is included in accrued expenses and other as of December 31, 1997.

     Upon obtaining greater than 50% of the outstanding common stock and obtaining control of Nextel Mexico, on September 1, 1997 the Company commenced consolidating the accounts of Nextel Mexico under the purchase method of accounting. The total purchase price of the Company's investment in Nextel Mexico was approximately $199.7 million and was allocated to the net assets acquired based on their estimated fair values, including licenses and goodwill, which are being amortized over their estimated useful lives of 20 years.

     During the year ended December 31, 1995, the Company recorded a $15.0 million charge to operations representing an other than temporary decline in the fair value of this investment as a result of the decline in the Mexican peso.

     CLEARNET: The Company owns 1,596,067 shares of common stock representing 3.7% of Clearnet. Clearnet provides analog SMR and ESMR services in Canada and holds a nationwide license to provide PCS services in Canada. The Company's investment in Clearnet is accounted for at fair market value. The market value of Clearnet common stock at December 31, 1997 was $11 3/8 per share.

     As a condition of the high-yield offering (See Note 17), Nextel Communications agreed to transfer securities representing 6,777,778 shares of common stock of Clearnet (or an approximately 15.7% equity interest in Clearnet) to the Company in exchange for Series A Redeemable Exchangeable Preferred Stock of the Company with a value to be determined at the date of the exchange based on the current fair value of the contributed Clearnet shares, net of tax.

     NEXTEL BRAZIL: On January 30, 1997, Nextel Communications purchased 81% of the issued and outstanding capital stock of Nextel Brazil from Telcom Ventures, Inc. and affiliates (collectively "Telcom Ventures") in exchange for $186.3 million in Nextel Communications Class A Common Stock ("Nextel Common Stock"). Nextel Communications' investment in Nextel Brazil was simultaneously contributed to the Company. Nextel Brazil and its subsidiaries hold or have options to acquire licenses to provide SMR services in 23 cities in Brazil including Sao Paulo, Rio de Janeiro, Belo Horizonte, Curitiba, and Brasilia.

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

2.  BUSINESS COMBINATIONS AND INVESTMENTS -- (CONTINUED)
Telcom Ventures has the right between October 31, 2001 and November 1, 2003, to require the Company to redeem their 19% interest in Nextel Brazil at fair market value as determined pursuant to an appraisal procedure. The Company is currently required to fund 100% of Nextel Brazil's capital requirements until April 30, 1999 when Telcom Ventures must either: (i) contribute its pro rata share plus accrued interest or (ii) dilute its ownership interest. Dividends may be declared at the discretion of Nextel Brazil's board of directors and are allocated based on the ownership percentages in effect at the date of declaration. No dividends have been declared to date.

     The total cost of the acquisition, which was accounted for as a purchase, was $187.2 million and was allocated to the net assets acquired based on their estimated fair values, including licenses and goodwill, which are being amortized over their estimated useful lives of 20 years.

     MCS: On September 26, 1997, Nextel S.A. acquired 49% of the capital stock of MCS Radio Telefonia, Ltda. ("MCS"), an indirect wholly owned subsidiary of Motorola, an option to purchase the remaining 51% of the capital stock of MCS upon receipt of the approval of the applicable Brazilian regulatory authorities, and certain assets of MCS. Upon the approval from Brazilian regulatory authorities, the option for the remaining 51% will be exercisable for approximately $3.2 million. In connection with the transaction, Motorola, through a wholly owned subsidiary, acquired 5% of the outstanding capital stock of Nextel S.A. MCS owns SMR licenses in 13 of the largest Brazilian cities, including Sao Paulo, Rio de Janeiro and Belo Horizonte. Immediately subsequent to the acquisition, the Company, through its 81% equity interest in Nextel Brazil and Nextel Brazil's 95% equity interest in Nextel S.A. held a 77% equity interest in Nextel S.A.

     The total cost of the acquisition, which was accounted for as a purchase, was $19.3 million and was allocated to the net assets acquired based on their estimated fair values, including licenses and goodwill, which are being amortized over their estimated useful lives of 20 years.

     INDONESIA: On August 15, 1997, the Company entered into a preliminary agreement with PT Gunung Sewu Kencana ("GSK"), a large diversified Indonesian company, which gives the Company the right, upon receipt of required regulatory approval, to purchase a 37.5% interest in PT Mitra Kencana Telekomunindo ("MKT"), an Indonesian corporation owned by GSK. MKT holds a provisional license for 80 SMR channels in Indonesia that can be converted into an operating license upon satisfaction of certain regulatory approvals. Although the Company believes that MKT presents it with significant opportunities to expand its SMR network in Asia, the Company does not intend to make any substantial investment in MKT until the economic and political conditions in Indonesia, and the economic conditions in Asia generally, have stabilized. To date, the Company has advanced $1.5 million to MKT in the form of a loan that is guaranteed by GSK.

     NEXTEL PERU: On January 29, 1998, the Company acquired a 70.1% interest in Valorcom S.A. ("Nextel Peru"), a Peruvian wireless telecommunications company, for $27.9 million, of which $7.0 million was paid at the acquisition date. The remaining balance of $20.9 million is to be paid in the form of capital contributions over approximately six months. Nextel Peru, holds through its subsidiaries, licenses to operate 138 SMR channels in the greater Lima area. Motorola, through an indirect subsidiary, holds a 19.9% interest in Nextel Peru. The Company's investment in Nextel Peru is expected to be accounted for as a purchase. Nextel Peru's historical operations are insignificant relative to the results of the Company.

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

2.  BUSINESS COMBINATIONS AND INVESTMENTS -- (CONTINUED)
     PRO FORMA INFORMATION: The following summarized pro forma (unaudited) information is for the years ended December 31, 1996 and 1997 and assumes the Nextel Argentina, Nextel Mexico, Nextel Brazil and MCS transactions had occurred on January 1, 1996.

                                                                1996          1997
                                                             -----------   -----------
Revenues...................................................  $    24,697   $    26,312
                                                             ===========   ===========
Net loss...................................................  $   (55,245)  $   (89,717)
                                                             ===========   ===========
Net loss per share, basic and diluted......................  $     (1.51)  $     (2.46)
                                                             ===========   ===========
Weighted average shares outstanding........................   36,500,000    36,500,000
                                                             ===========   ===========

     The above amounts consolidate the historical results of Nextel Argentina, the WVA Entities, Nextel Mexico, Nextel Brazil and MCS prior to the acquisitions and reflect adjustments for the recognition of the minority ownership interests and the amortization of licenses and goodwill. The pro forma information is not necessarily indicative of the results that would actually have occurred had the transactions been consummated on the date indicated, nor are they necessarily indicative of future operating results of the Company.

3.  NOTES RECEIVABLE

     At December 31, 1996, notes receivable consisted of the following:

Due from affiliated companies...............................   $5,378
Due from officer of Nextel Communications...................      250
Interest receivable.........................................       76
                                                               ------
                                                               $5,704
                                                               ======

     All of the balances outstanding as of December 31, 1996 plus accrued interest were transferred to Nextel Communications prior to the merger of Nextel Canmex and the Company.

4.  INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

     Balances at December 31, 1996 consist of the Company's 30% interest in Nextel Philippines and its results of operations from June 14, 1996 (date of acquisition) to December 31, 1996, 30.1% of Nextel Mexico and its results of operations for the year ended December 31, 1996 and the Company's investment in Shanghai CCT McCaw, accounted for under the cost method. At December 31, 1997, investments in unconsolidated subsidiaries consists of the Company's 30% interest in Nextel Philippines and its results of operations for the year ended December 31, 1997, the Company's 50% interest in the Argentina Joint Venture and its results of operations from May 6, 1997 (date of inception) to December 31, 1997, and the Company's investment in Shanghai CCT McCaw, accounted for under the cost method.

     Summarized financial information for the Company's investments in unconsolidated subsidiaries accounted for on the equity method as of and for the year ended December 31, 1996 and 1997 is as follows:

                                                               1996       1997
                                                              -------   --------
Assets......................................................  $57,605   $133,315
Liabilities.................................................   38,453    111,997
Operating loss..............................................    6,123     12,167

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

5.  PROPERTY, PLANT AND EQUIPMENT

                                                               1996      1997
                                                              ------   --------
Land........................................................  $   --   $     85
Leasehold improvements......................................      16      1,442
Equipment...................................................     245     59,836
Furniture and fixtures......................................     124        990
Construction in progress....................................   8,392     75,849
                                                              ------   --------
                                                               8,777    138,202
Less accumulated depreciation and amortization..............     (74)    (1,992)
                                                              ------   --------
                                                              $8,703   $136,210
                                                              ======   ========

     For the year ended December 31, 1997, the Company capitalized $2,511 of interest related to expenditures for construction of significant additions to property, plant and equipment. No interest expense was capitalized during the years ended December 31, 1995 and 1996.

6.  INTANGIBLE ASSETS

                                                               1996       1997
                                                              -------   --------
Licenses....................................................  $10,878   $429,258
Goodwill....................................................       --    109,894
Trademarks and other........................................       --      1,512
                                                              -------   --------
                                                               10,878    540,664
Less accumulated amortization...............................       --    (14,664)
                                                              -------   --------
                                                              $10,878   $526,000
                                                              =======   ========

7.  DUE TO PARENT

     At December 31, 1996, due to parent represents amounts paid by Nextel Communications on behalf of the Company since the Company's inception to fund its operations and investments. In February 1997, the remaining amount due to parent was converted to capital in connection with the merger of Nextel Canmex and Nextel Services into the Company. (See Note 2.)

     At December 31, 1997, due to parent represents amounts owed to Nextel Communications as consideration for certain assets transferred to the Company as well as amounts due under the terms of the tax sharing agreement between the Company and Nextel Communications. These liabilities are to be extinguished as a condition of the high-yield offering (See Note 17) through the issuance of Series A Redeemable Exchangeable Preferred Stock of the Company with a value to be determined based on the fair value of the extinguished liability.

8.  LONG-TERM DEBT

                                                                1997
                                                              --------
13% Senior discount notes due 2007, net of unamortized
  discount of $411,571......................................  $539,892
Nextel Brazil equipment financing, at 2.5% over prime rate
  (11% at December 31, 1997)................................    50,250
Nextel Mexico equipment financing, at rates varying from
  9.7% to 14.7%.............................................     9,878
                                                              --------
                                                               600,020
Less current portion........................................    (2,211)
                                                              --------
                                                              $597,809
                                                              ========

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

8.  LONG-TERM DEBT -- (CONTINUED)
     SENIOR DISCOUNT NOTES: In March 1997, the Company issued through a private placement 951,463 units generating approximately $482.0 million in net proceeds. Each unit is comprised of a 10-year senior discount note (the "Notes") (with a principal amount due at maturity of $1,000) and one warrant to purchase .38748 shares of Company's common stock (the Warrant) (See Note 12). The Notes have a 13% yield to maturity, are noncallable until April 15, 2002, and require no interest payments for the first five years. Interest on the Notes is payable in cash on each April 15 and October 15, commencing October 15, 2002. The Company is restricted from paying dividends under the terms of the Notes, and the Notes contain covenants restricting certain transactions.

     NEXTEL BRAZIL EQUIPMENT FINANCING: In October, 1997, Nextel Brazil and Motorola Credit Corp. a subsidiary of Motorola ("Motorola Credit"), entered into an equipment financing agreement whereby Motorola Credit agreed to provide up to $125 million in revolving loans (the "Brazil Motorola Financing") to Nextel Brazil to be used to acquire infrastructure equipment and related services from Motorola. The Brazil Motorola Financing is repayable in semi-annual installments over 42 months commencing June 30, 2000 and bears interest at an annual rate periodically determined by the Company of either the LIBOR rate plus 463 basis points or the prime rate plus 250 basis points. Currently, the Brazil Motorola Financing bears an interest rate of prime rate plus 250 basis points (11% at December 31, 1997). Pursuant to the Brazil Motorola Financing, the revolving loans are secured by a first priority lien on substantially all of Nextel Brazil's assets, a pledge of all of the stock of Nextel Brazil and its subsidiaries, including Nextel S.A., and guarantees by the Company and Motorola International Development Corporation (which indirectly holds a 5% equity interest in Nextel S.A.) of 93.9% and 6.1%, respectively, of Nextel Brazil's obligations under such financing. The Brazil Motorola Financing prohibits the payment of dividends by Nextel S.A. until the existing loan balance is paid in full and contains covenants restricting certain transactions and requiring the maintenance of certain financial ratios. As of December 31, 1997, approximately $35.5 million of the Company's cash, cash equivalents and marketable securities have been restricted for use as future equity investments in Nextel Brazil and its subsidiaries.

     NEXTEL MEXICO EQUIPMENT FINANCING: Nextel Mexico holds several secured financing agreements, with various payment terms and maturities through 2007 and interest rates ranging from 9.7% to 14.7%. The term loans are secured by a first priority lien on substantially all of Nextel Mexico's assets. Additionally, the shares of one of Nextel Mexico's subsidiaries are pledged as collateral for the loan denominated in Mexican pesos. At December 31, 1997 loans made in Mexican pesos total approximately $176. All remaining notes are payable in U.S. dollars.

     For the years subsequent to December 31, 1997, annual maturities of long-term obligations are as follows:

                                                           PAYABLE IN      PAYABLE IN
                                                          MEXICAN PESOS   U.S. DOLLARS     TOTAL
                                                          -------------   ------------     -----
1998....................................................      $176         $    2,035    $    2,211
1999....................................................        --              2,105         2,105
2000....................................................        --             11,823        11,823
2001....................................................        --             10,989        10,989
2002....................................................        --             15,593        15,593
Thereafter..............................................        --            968,870       968,870
                                                              ----         ----------    ----------
                                                               176          1,011,415     1,011,591
Less unamortized discount...............................        --            411,571       411,571
                                                              ----         ----------    ----------
                                                              $176         $  599,844    $  600,020
                                                              ====         ==========    ==========

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

9.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     The carrying amounts and fair values of the Company's financial instruments at December 31, 1996 and 1997 are as follows:

     CURRENT ASSETS AND CURRENT LIABILITIES: The carrying amounts of these items are a reasonable estimate of their fair value.

     SHANGHAI CCT MCCAW: Included in investments in unconsolidated subsidiaries is the Company's investment in Shanghai CCT McCaw, accounted for under the cost method. As there is no active market for this investment, it is impracticable to estimate its fair value.

     INVESTMENTS AND OTHER ASSETS: Included in investments and others assets is the Company's investment in Clearnet, which approximates its fair value of $17,607 and $18,155 based on its current stock price of $11 and $11 3/8 per share as of December 31, 1996 and 1997, respectively.

     LONG-TERM DEBT: At December 31, 1997, the fair value of the Notes is estimated based on quoted market prices and exceeds their carrying value by $11,957. Fair value of the Company's equipment financing agreements is estimated based on the Company's current borrowing rates and approximates carrying value at December 31, 1997 (See Note 8).

     INVESTMENT PURCHASE AND SALES OPTIONS: The Company maintains or has granted certain stock purchase and sale rights in connection with its investments in Nextel Brazil and Nextel Philippines (See Note 2). The Company believes that a reasonable estimate of the fair value of these instruments is not practicable to determine as of December 31, 1997, as there is no active market for such instruments.

10.  INCOME TAXES

     The components of income tax benefit (provision) for each of the three years ended December 31 are as follows:

                                                            1995      1996      1997
                                                           -------   -------   -------
Current:
  Federal................................................  $(2,119)  $(1,355)  $(1,745)
Deferred:
  Foreign................................................       --        --     8,027
                                                           -------   -------   -------
Total income tax benefit (provision).....................  $(2,119)  $(1,355)  $ 6,282
                                                           =======   =======   =======

     The reconciliation of income taxes computed at the statutory rate to the income tax benefit for each of the three years ended December 31 is as follows:

                                                           1995       1996       1997
                                                          -------   --------   --------
Income tax provision (benefit) at statutory rate........  $(5,412)  $(3,781)   $(27,095)
Nonconsolidated subsidiary adjustments..................    7,430     2,209       2,559
Other...................................................        6       330       1,470
Increase in valuation allowance.........................       95     2,597      16,784
                                                          -------   -------    --------
Tax provision (benefit).................................  $ 2,119   $ 1,355    $ (6,282)
                                                          =======   =======    ========

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

10.  INCOME TAXES -- (CONTINUED)
     Deferred taxes as of December 31 consist of the following:

                                                               1996       1997
                                                              -------   --------
Deferred tax assets:
Operating loss carryforwards................................  $ 2,692   $ 29,088
Deferred interest...........................................       --     17,019
Other.......................................................       --      1,714
                                                              -------   --------
                                                                2,692     47,821
Valuation allowance.........................................   (2,692)   (40,654)
                                                              -------   --------
                                                                   --      7,167
                                                              -------   --------
Deferred tax liabilities:
Intangibles.................................................       --    126,172
Unrealized gain on investment...............................    1,562      1,772
                                                              -------   --------
                                                                1,562    127,944
                                                              -------   --------
Net deferred tax liability..................................  $ 1,562   $120,777
                                                              =======   ========

     At December 31, 1997, the Company had approximately $67.8 million of net operating loss carryforwards for Mexican income tax purposes which expire through 2007. Additionally, the Company had approximately $13.7 million of net operating loss carryforwards for Brazilian income tax purposes which have no expiration date and can only be utilized up to the limit of 30% of taxable income for the year. The Company may be limited in its ability to use tax net operating losses in any one year depending on its ability to generate sufficient taxable income.

11.  COMMITMENTS AND CONTINGENCIES

     OPERATING LEASE COMMITMENTS: The Company leases various cell sites and office facilities under operating leases with terms of one to five years. Total rent expense under operating leases for the years ended December 31, 1995, 1996 and 1997 totaled $50, $161 and $3,325, respectively.

     Future minimum lease payments for years ending after December 31, 1997 under operating leases that have initial noncancelable lease terms exceeding one year are as follows:

1998........................................................  $ 7,912
1999........................................................    8,048
2000........................................................    7,601
2001........................................................    6,813
2002........................................................    5,843
Thereafter..................................................   16,136
                                                              -------
                                                              $52,353
                                                              =======

     PURCHASE COMMITMENTS: Motorola is the principal supplier of the Company's ESMR infrastructure equipment and handsets. During the year ended December 31, 1997, the Company acquired approximately $87,300 in infrastructure equipment and related services from Motorola and has committed to purchase $140,000 of additional infrastructure equipment and related services. As of December 31, 1997 the Company's consolidated balance sheets include amounts payable to Motorola related to such purchases of $11,905 in accounts payable and $50,250 in long-term debt (See Note 8). As of February 19, 1998, cash and cash equivalents contractually restricted for future purchases, representing primarily Motorola equipment, is $59,928, of which $33,525 was restricted as of December 31, 1997.

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

11.  COMMITMENTS AND CONTINGENCIES -- (CONTINUED)
     FINANCING COMMITMENTS: Since March 1996, the Company has advanced Shanghai CCT McCaw $12,483, of a total maximum commitment of $13,200, to fund the buildout of the Shanghai GSM System. The amount outstanding as of December 31, 1997 totals $11,253, bears interest at 7% per annum and requires payments of principal and interest in four annual installments, commencing December 31, 1997. Due to the lack of significant control over the Company's investment in Shanghai CCT McCaw, the note is recorded as an addition to the Company's investment in Shanghai CCT McCaw.

     FINANCING GUARANTEES: In June 1997, Nextel Philippines and Motorola entered into an equipment financing agreement (the "Philippines Motorola Financing"), pursuant to which Motorola agreed to provide up to $14.7 million in term loans, denominated in U.S. dollars, to Nextel Philippines to finance the acquisition of infrastructure equipment and related services from Motorola. The terms of the Philippines Motorola Financing provides for a maturity of two years and an annual interest rate of LIBOR plus 506 basis points. Pursuant to the Philippines Motorola Financing, the term loans are secured by a first priority lien on substantially all of Nextel Philippines' assets and guarantee of such financing by the Company. As of December 31, 1997, Nextel Philippines has borrowed the maximum amount available under the Philippines Motorola Financing.

12.  COMMON STOCK WARRANTS

     In March 1997, the Company issued through a private placement, 951,463 units consisting of one 10-year senior discount note (See Note 8), and one warrant to purchase .38748 shares of the Company's common stock (the "Warrant"). The Warrants are exercisable at a price of $9.99 per share any time after March 6, 1998 and prior to March 6, 2007. The Warrants entitle the holders to purchase, in the aggregate, approximately 368,673 shares of the Company's common stock which approximates 1% of the current outstanding shares on a fully diluted basis as of December 31, 1997.

13.  EMPLOYEE BENEFIT PLANS

  Nextel Communications Incentive Equity Plan:

     Certain of the Company's employees participate in Nextel Communications' Incentive Equity Plan (the "Nextel Plan"). Generally, options outstanding under the Nextel Plan (i) are granted at prices equal to or exceeding the market value of Nextel Communications' stock on the grant date; (ii) vest ratably over either a four or five year service period; and (iii) expire ten years subsequent to award.

     A summary of the Nextel Plan activity related to the Company's employees is as follows:

                                                                      OPTION        WEIGHTED AVERAGE
                                                       SHARES       PRICE RANGE      EXERCISE PRICE
                                                       -------   -----------------  ----------------
Outstanding, December 31, 1995.......................   81,500   $14.87   - $18.37       $15.63
     Granted.........................................   59,700    15.12                   15.12
     Canceled........................................   (5,100)   14.87   -  15.12        14.88
                                                       -------   ------     ------       ------
Outstanding, December 31, 1996.......................  136,100    15.12   -  18.37        15.44
     Granted.........................................  175,550    15.12   -  23.81        15.52
                                                       -------   ------     ------       ------
Outstanding, December 31, 1997.......................  311,650   $15.12   - $23.81       $15.11
                                                       =======   ======     ======       ======
Exercisable, December 31, 1997.......................   55,420   $14.87   - $18.37       $15.37
                                                       =======   ======     ======       ======

  Nextel International Employee Stock Option Plan:

     On June 23, 1997, the board of directors adopted the 1997 Nextel International Employee Stock Option Plan (the "Company Plan"), under which certain of the Company's employees participate. Generally, options outstanding under the Company Plan (i) are granted at fair value, based on periodic valuations of the

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

13.  EMPLOYEE BENEFIT PLANS -- (CONTINUED)
Company using standard industry valuation techniques; (ii) vest ratably over a four year service period; and (iii) expire ten years subsequent to award.

     A summary of Company Plan activity is as follows:

                                                                                 WEIGHTED
                                                                         OPTION  AVERAGE
                                                                         PRICE   EXERCISE
                                                               SHARES    RANGE    PRICE
                                                              ---------  ------  --------
Outstanding, December 31, 1996..............................         --  $   --   $   --
  Granted...................................................  1,621,000   10.00    10.00
  Canceled..................................................     30,000   10.00    10.00
                                                              ---------  ------   ------
Outstanding, December 31, 1997..............................  1,591,000  $10.00   $10.00
                                                              =========  ======   ======
Exercisable, December 31, 1997..............................         --  $   --   $   --
                                                              =========  ======   ======

     The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. If the Company had elected to recognize compensation expense based on the fair value of the awards granted in 1997 consistent with the provisions of SFAS 123, Accounting for Stock Based Compensation, the Company's net loss and net loss per common share for the year ended December 31 would have been increased to the pro forma amounts indicated below:

                                                                1997
                                                              --------
Net loss:
  As reported...............................................  $(73,948)
                                                              ========
  Pro forma.................................................  $(76,024)
                                                              ========
Loss per common share, basic and diluted:
  As reported...............................................  $  (2.03)
                                                              ========
  Pro forma.................................................  $  (2.08)
                                                              ========
Weighted average fair value of options granted..............  $   6.59
                                                              ========

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected stock price volatility.............................      53%
Risk-free interest rate.....................................     6.6%
Expected life of options....................................  8 years
Expected dividend yield.....................................    0.00%

     The Company's stock options are not transferable, and the actual value of the stock options that an employee may realize, if any, will depend on the excess of the market price on the date of exercise over the exercise price. The Company has based its assumption for stock price volatility on the historical variance of weekly closing prices of Nextel Communications' stock. The risk-free rate of return used equals the yield on eight year zero-coupon U.S. Treasury issues on the grant date. No discount was applied to the value of the grants for non-transferability or risk of forfeiture.

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

13.  EMPLOYEE BENEFIT PLANS -- (CONTINUED)
  Stock Appreciation Rights:

     On November 1, 1996, the Company adopted a Stock Appreciation Rights Plan (the "SAR Plan"), which was effective as of November 1, 1995, whereby selected employees and agents of the Company may be granted rights to share in the future appreciation in the value of the Company. Such rights do not represent an equity interest in the Company, only a right to compensation under the terms of the plan.

     The Company retroactively granted 1,140,000 rights under the plan, at an exercise price of $10.00 per right, on dates ranging from October 1, 1995 to December 31, 1996, with vesting periods of four years. Under the provisions of the plan, the number of shares used in calculating the fair value per share is adjusted periodically to reflect capital contributed to the Company by its parent. This adjustment is generally only for purposes of valuing the SAR's. It does not necessarily reflect the actual issuance of additional shares of common stock. Rights under the plan may not be exercised until 50% of the employee's grant has vested. As of December 31, 1996 and 1997, there were 1,240,000 and 25,000 rights outstanding, respectively. None of the rights are exercisable under the terms of the plan.

     In conjunction with the adoption of the 1997 Stock Option Plan, the board of directors also approved a plan to terminate the SAR Plan. Each holder of SARs granted previously has been given the option to exchange the SARs for stock options to be granted at fair value under the 1997 Stock Option Plan. As of December 31, 1997, 1,070,000 rights have been exchanged for options under the 1997 Stock Option Plan and 25,000 SARs remain outstanding. With respect to SAR holders who elected not to exchange their SARs for stock options, the Company will continue to be obligated by the terms and conditions of the SAR agreements previously entered into with such holders.

  Employee Benefit Plan:

     Certain officers and employees of the Company are eligible to participate in Nextel Communications' defined contribution plans pursuant to Section 401(k) of the Internal Revenue Code. The Company provides a matching contribution of $.50 for every $1.00 contributed by the employee up to 4% of each employee's salary. Such contributions were approximately $0, $10, and $29 for the years ended December 31, 1995, 1996 and 1997, respectively. At December 31, 1997, the Company had no other pension or post employment benefit plans.

14.  RELATED PARTIES

     Nextel Communications performs certain administrative functions for the Company, consisting of accounting, legal and other services, totaling $504 and $318 for the years ended December 31, 1996 and 1997, respectively. No amounts were incurred for the year ended December 31, 1995 due to the limited operations of the Company.

     At December 31, 1997, Motorola owned approximately 19.9% and 100% of Nextel Communications' outstanding Class A and Class B common stock, respectively. The Company maintains various business relationships with Motorola, including purchases of infrastructure equipment and handsets, equipment financing agreements, and joint venture partnerships (See Notes 2, 8 and 11).

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

15.  GEOGRAPHICAL SEGMENT INFORMATION

     The Company's operations are principally located in three geographic areas:
Brazil, Argentina and Mexico. The following is a summary of data by geographic area for the three years ended December 31, 1995, 1996 and 1997 and as of December 31, 1996 and 1997:

                                                              1995      1996        1997
                                                              ----      ----        ----
Net sales to unaffiliated customers
     Brazil.................................................  $  --   $     --   $    9,605
     Argentina..............................................     --         --           60
     Mexico.................................................     --         --        3,348
     Corporate and other....................................     --         --            2
                                                              -----   --------   ----------
                                                              $  --   $     --   $   13,015
                                                              =====   ========   ==========
Net operating loss
     Brazil.................................................  $  --   $     --   $  (28,436)
     Argentina..............................................    (24)    (2,738)      (1,257)
     Mexico.................................................     --         --       (3,718)
     Corporate and other....................................   (272)    (6,748)      (6,147)
                                                              -----   --------   ----------
                                                              $(296)  $ (9,486)  $  (39,558)
                                                              =====   ========   ==========

                                                                        1996        1997
                                                                      --------   ----------
Total assets
     Brazil.................................................          $     --   $  420,242
     Argentina..............................................            22,362           --
     Mexico.................................................                --      288,695
     Corporate and other....................................           177,005      414,101
                                                                      --------   ----------
                                                                      $199,367   $1,123,038
                                                                      ========   ==========

     The Company's investment in Nextel Mexico was accounted for under the equity method prior to September 1, 1997. Nextel Brazil was purchased effective January 30, 1997. Accordingly, no segmented information is reflected as of December 31, 1996 and for the years ended December 31, 1995 and 1996 for Nextel Brazil and Nextel Mexico.

     In May 1997, the Company reduced its effective ownership interest in Nextel Argentina to 50%; therefore, the accompanying table only includes the net sales, operating losses and assets of Nextel Argentina prior to May 6, 1997. As the Company's investment in Nextel Argentina is accounted for under the equity method of accounting, as of December 31, 1997, the related asset is reflected in Corporate and other.

     Corporate and other includes operating losses relating to the selling, general and administrative expenses of the Company's corporate offices for the years ended December 31, 1995, 1996 and 1997. Total assets consist mainly of cash and cash equivalents, marketable securities and investments in unconsolidated subsidiaries at December 31, 1996 and 1997.

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

16.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                        FIRST     SECOND     THIRD      FOURTH
                                                       -------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1997
Revenues.............................................  $ 1,460   $  2,504   $  3,085   $  5,966
Operating loss.......................................   (5,930)    (8,571)    (9,674)   (15,383)
Net loss.............................................   (9,811)   (18,338)   (20,621)   (25,178)
Net loss per common share, basic and diluted.........    (0.27)     (0.50)     (0.56)     (0.69)
1996
Revenues.............................................  $    --   $     --   $     --   $     --
Operating loss.......................................     (829)    (2,043)    (3,475)    (3,139)
Net loss.............................................   (1,348)    (2,451)    (4,347)    (4,330)
Net loss per common share, basic and diluted.........    (0.04)     (0.07)     (0.12)     (0.12)

17.  PENDING DEBT TRANSACTIONS

     HIGH-YIELD OFFERING: The Company is planning to issue $300 million of senior discount notes due 2008 (the "Notes") in March 1998. The Notes are expected to be unsecured obligations of the Company and are expected to carry a market interest rate. The Notes are being privately placed. The indenture governing the Notes is expected to contain substantial covenants and restrictions.

     NEXTEL ARGENTINA FINANCING: Nextel Argentina entered into a binding commitment letter with The Chase Manhattan Bank for a $100 million Senior Secured credit facility (the "Argentina Financing"), primarily to fund infrastructure equipment expenditures, development, expansion and upgrade of network systems, and spectrum acquisitions. The Argentina Financing is subject to the execution of definitive loan and security documentation and the commitment letter expires on March 27, 1998. The Argentina Financing will be repayable in quarterly installments commencing 30 months after the closing date of the loan, with a 50% balloon payment due at the end of five years. The Argentina Financing will bear interest at an annual rate periodically determined by the Company of either (a) the ABR plus 2.75% (ABR is the highest of the prime rate, the base CD rate plus 1% and the federal funds rate plus 0.5%) or (b) the Eurodollar rate plus 3.75% (Eurodollar rate is the LIBO rate multiplied by the statutory reserve rate). The Argentina Financing is subject to certain capital requirements and covenants and will be secured by first priority liens on substantially all of Nextel Argentina's assets. As of February 19, 1998, there are no amounts outstanding on the Argentina Financing.

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                   AS OF MARCH 31, 1998 AND DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)
                                   UNAUDITED

                                                                 1998          1997
                                                              ----------    ----------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents (of which $104,540 is
      restricted as of March 31, 1998)......................  $  463,380    $  159,790
     Marketable securities..................................       5,236       128,560
     Accounts receivable, less allowance for doubtful
      accounts of $2,112 and $1,003.........................       6,162         3,838
     Subscriber equipment inventory.........................      12,728         1,749
     Prepaid and other......................................      31,176        15,884
                                                              ----------    ----------
          Total current assets..............................     518,682       309,821
PROPERTY, PLANT AND EQUIPMENT, net of accumulated
  depreciation of $4,156 and $1,992.........................     266,196       136,210
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES, at cost less
  equity in net losses of $1,313 and $7,526.................      81,045       106,489
INTANGIBLE ASSETS, net of accumulated amortization of
  $21,729 and $14,664.......................................     593,455       526,000
INVESTMENTS AND OTHER ASSETS................................     167,380        44,518
                                                              ----------    ----------
                                                              $1,626,758    $1,123,038
                                                              ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable, accrued expenses and other...........  $   74,501    $   76,048
     Due to parent..........................................          --         8,254
     Notes payable and current portion of long-term debt....       2,345         2,211
                                                              ----------    ----------
          Total current liabilities.........................      76,846        86,513
LONG-TERM DEBT..............................................   1,026,387       597,809
DEFERRED INCOME TAXES.......................................     125,829       120,777
                                                              ----------    ----------
     Total liabilities......................................   1,229,062       805,099
                                                              ----------    ----------
MINORITY INTEREST...........................................      28,309        21,910
STOCKHOLDERS' EQUITY:
     Series A exchangeable redeemable preferred stock (1,250
      shares authorized, $10.00 par value, 988.86 shares
      issued and outstanding)...............................      98,886            --
     Series B redeemable preferred stock (2,500 shares
      authorized, $10.00 par value, no shares issued and
      outstanding)..........................................          --            --
     Common stock (73,000,000 shares authorized, no par
      value, 36,500,000 shares issued and outstanding)......     395,428       395,428
     Accumulated deficit....................................    (131,258)     (102,689)
     Unrealized gain on investments.........................       9,801         3,290
     Cumulative translation adjustment......................      (3,470)           --
                                                              ----------    ----------
          Total stockholders' equity........................     369,387       296,029
                                                              ----------    ----------
                                                              $1,626,758    $1,123,038
                                                              ==========    ==========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   1998          1997
                                                                ----------    ----------
REVENUES
     Radio service revenue..................................    $    6,138    $    1,180
     Equipment sales and maintenance........................         2,420           280
                                                                ----------    ----------
                                                                     8,558         1,460
                                                                ----------    ----------
OPERATING EXPENSES
     Cost of radio service revenue..........................         2,499           593
     Cost of equipment sales and maintenance................         1,053           165
     Selling, general and administrative....................        15,227         4,051
     Depreciation and amortization..........................         9,192         2,581
                                                                ----------    ----------
                                                                    27,971         7,390
                                                                ----------    ----------
OPERATING LOSS..............................................       (19,413)       (5,930)
                                                                ----------    ----------
OTHER INCOME (EXPENSE)
     Interest income........................................         4,324         2,798
     Interest expense.......................................       (18,968)       (5,591)
     Loss from equity method investments....................        (1,314)       (1,867)
     Other, net.............................................         1,198          (157)
     Minority interest......................................         1,230           437
                                                                ----------    ----------
                                                                   (13,530)       (4,380)
                                                                ----------    ----------
LOSS BEFORE INCOME TAX BENEFIT..............................       (32,943)      (10,310)
INCOME TAX BENEFIT..........................................         4,374           499
                                                                ----------    ----------
NET LOSS....................................................    $  (28,569)   $   (9,811)
                                                                ----------    ----------
NET LOSS PER COMMON SHARE, BASIC AND DILUTED................    $    (0.78)   $    (0.27)
                                                                ==========    ==========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING........    36,500,000    36,500,000
                                                                ==========    ==========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             (DOLLARS IN THOUSANDS)
                                   UNAUDITED

                                       SERIES A           SERIES B
                                    PREFERRED STOCK    PREFERRED STOCK       COMMON STOCK
                                   -----------------   ---------------   ---------------------   ACCUMULATED
                                   SHARES    AMOUNT    SHARES   AMOUNT     SHARES      AMOUNT      DEFICIT
                                   ------   --------   ------   ------   ----------   --------   -----------
BALANCE, January 1, 1998.........      --        --     --       --      36,500,000   $395,428    $(102,689)
     Issuance of Series A
       preferred stock...........  988.86   $98,886     --       --              --         --           --
     Unrealized gain on
       investments...............      --        --     --       --              --         --           --
     Cumulative translation
       adjustment................      --        --     --       --              --         --           --
     Net loss....................      --        --     --       --              --         --      (28,569)
                                   ------   -------     --       --      ----------   --------    ---------
BALANCE, March 31, 1998..........  988.86   $98,886                      36,500,000   $395,428    $(131,258)
                                   ======   =======     ==       ==      ==========   ========    =========

                                       ACCUMULATED OTHER
                                     COMPREHENSIVE INCOME
                                   -------------------------
                                   UNREALIZED    CUMULATIVE
                                     GAIN ON     TRANSLATION
                                   INVESTMENTS   ADJUSTMENT     TOTAL
                                   -----------   -----------   --------
BALANCE, January 1, 1998.........    $3,290             --     $296,029
     Issuance of Series A
       preferred stock...........        --             --       98,886
     Unrealized gain on
       investments...............     6,511             --        6,511
     Cumulative translation
       adjustment................        --        $(3,470)      (3,470)
     Net loss....................        --             --      (28,569)
                                     ------        -------     --------
BALANCE, March 31, 1998..........    $9,801        $(3,470)    $369,387
                                     ======        =======     ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997
                             (DOLLARS IN THOUSANDS)
                                   UNAUDITED

                                                                1998        1997
                                                              --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss...............................................  $(28,569)   $ (9,811)
     Adjustments to reconcile net loss to net cash used in
      operating activities:
          Depreciation and amortization.....................     9,192       2,581
          Interest accretion on long-term debt, net of
            capitalization..................................    17,256       4,849
          Loss from equity method investments...............     1,314       1,867
          Deferred income taxes.............................    (8,549)       (548)
          Minority interest.................................    (1,230)       (437)
          Change in current assets and liabilities:
               Accounts receivable..........................      (847)        236
               Subscriber equipment inventory...............    (7,895)        243
               Prepaid and other............................   (13,784)     (2,149)
               Accounts payable, accrued expenses and
                 other......................................     9,743         399
               Other........................................    (3,431)      2,299
                                                              --------    --------
     Net cash used in operating activities..................   (26,800)       (471)
                                                              --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures...................................   (87,296)     (6,193)
     Purchase of marketable securities......................    (3,994)         --
     Proceeds from sale of marketable securities............   126,018          --
     Issuance of notes receivable...........................        --      (2,144)
     Business acquisitions, net of cash acquired............   (66,625)         --
     Investments in unconsolidated subsidiaries.............   (37,774)    (26,916)
     Other..................................................        --      (2,498)
                                                              --------    --------
     Net cash used in investing activities..................   (69,671)    (37,751)
                                                              --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Repayments to parent, net..............................    (8,254)    (23,556)
     Capital contributions from parent......................        --       6,366
     Capital contributions from minority stockholders.......     4,016          --
     Proceeds from issuance of preferred stock..............     8,254          --
     Proceeds from issuance of warrants.....................        --      14,800
     Net proceeds from issuance of long-term debt...........   396,772     467,578
     Repayment of long-term debt............................      (727)         --
                                                              --------    --------
     Net cash provided by financing activities..............   400,061     465,188
                                                              --------    --------
INCREASE IN CASH AND CASH EQUIVALENTS.......................   303,590     426,966
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............   159,790      53,029
                                                              --------    --------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $463,380    $479,995
                                                              ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid for interest.................................  $  1,008    $     --
                                                              ========    ========
     Cash paid for income taxes.............................  $  1,685    $     --
                                                              ========    ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   UNAUDITED

1.  BASIS OF PRESENTATION

     The condensed consolidated interim financial statements of Nextel International, Inc. and subsidiaries ("Nextel International" or the "Company"), an indirect wholly owned subsidiary of Nextel Communications, Inc. ("Nextel Communications"), included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission") and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods. All adjustments made were normal recurring accruals.

     The interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997. Operating results for the interim periods are not necessarily indicative of results for an entire year.

     The accounts of the Company's consolidated foreign subsidiaries and foreign subsidiaries accounted for under the equity method are presented utilizing accounts as of a date one month earlier than the accounts of the Company and its U.S. subsidiaries to ensure timely reporting of consolidated results.

     Certain prior period amounts have been reclassified to conform with the current presentation.

     SUPPLEMENTAL CASH FLOW INFORMATION: In March 1998, a wholly owned subsidiary of Nextel Communications transferred to the Company 6,777,778 Class D Shares of Clearnet Communications Inc. ("Clearnet") with a fair value of $90.6 million in exchange for 906.32 shares of the Company's Series A Exchangeable Redeemable Preferred Stock, $10 par value per share (the "Series A Preferred Stock"). See Note 3.

     RESTRICTED CASH AND CASH EQUIVALENTS: As of March 31, 1998, approximately $104.5 million of cash and cash equivalents was restricted for use as equity investments under certain of the Company's financing agreements and as equipment purchases under certain infrastructure purchase contracts.

     COMPREHENSIVE INCOME: Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS 130") that establishes new rules for the reporting and display of comprehensive income and its components. Adoption of SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities and foreign currency translation adjustments be included in other comprehensive income. The components of comprehensive income, net of related tax, are as follows (dollars in thousands):

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
Net loss....................................................  $(28,569)  $ (9,811)
Other comprehensive income:
  Unrealized gain (loss) on investments, net of tax.........     6,511     (1,685)
  Foreign currency translation adjustments..................    (3,470)        --
                                                              --------   --------
                                                              $(25,528)  $(11,496)
                                                              ========   ========

2.  SIGNIFICANT TRANSACTIONS

     NEXTEL BRAZIL: On January 30, 1997, Nextel Communications purchased 81% of the issued and outstanding capital stock of Wireless Ventures of Brazil, Inc. ("WVB") from Telcom Ventures, Inc. and affiliates (collectively "Telcom Ventures") in exchange for $186.3 million in Nextel Communications Class A Common Stock. Nextel Communications' investment in WVB was simultaneously contributed to the Company, and WVB changed its name to McCaw International (Brazil), Ltd. ("Nextel Brazil").

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

2.  SIGNIFICANT TRANSACTIONS -- (CONTINUED)
     MCS: On September 26, 1997, Nextel S.A., a subsidiary of Nextel Brazil that is the indirect holder of substantially all of Nextel Brazil's specialized mobile radio channels and related operating assets in Brazil, acquired 49% of the capital stock of MCS Radio Telefonia, Ltda. ("MCS"), an indirect wholly owned subsidiary of Motorola, Inc. ("Motorola"), an option to purchase the remaining 51% of the capital stock of MCS upon receipt of the approval of the applicable Brazilian regulatory authorities, and certain assets of MCS. Upon the approval of the Brazilian regulatory authorities, the option for the remaining 51% will be exercisable for approximately $3.2 million. In exchange, Motorola, through a wholly owned subsidiary, acquired 5% of the outstanding capital stock of Nextel S.A. Immediately subsequent to the acquisition, the Company, through its 81% equity interest in Nextel Brazil and Nextel Brazil's 95% equity interest in Nextel S.A., held a 77% equity interest in Nextel S.A.

     NEXTEL MEXICO: During the year ended December 31, 1997, through a series of transactions, the Company increased its equity interest in Comunicaciones Nextel de Mexico S.A., de C.V. ("Nextel Mexico") from 30.1% to 100% for consideration equal to approximately $132.2 million.

     NEXTEL ARGENTINA: On May 6, 1997, the Company contributed its 100% ownership interest in Nextel Argentina S.R.L. ("Nextel Argentina") into Nextel International (Argentina), Ltd. (the "Argentina Joint Venture"), a joint venture between the Company and Wireless Ventures of Argentina, L.L.C. ("WVA"). WVA's contribution included all of the outstanding common stock of a paging company and two companies that own SMR licenses in Argentina (collectively the "WVA Entities"). During 1997, Nextel Argentina and the WVA Entities were merged, with Nextel Argentina being the surviving entity (the merged entities are herein collectively referred to as "Nextel Argentina" subsequent to the formation of the Argentina Joint Venture). The Company had a 50% voting interest, shared equally in the profits and losses of the Argentina Joint Venture, and accounted for its investment in the Argentina Joint Venture under the equity method of accounting.

     On January 30, 1998, the Company acquired the remaining 50% interest in the Argentina Joint Venture from WVA for a purchase price of $46 million in cash. As a result of the purchase, the Company increased its effective ownership interest in Nextel Argentina from 50% to 100%. The acquisition is accounted for as a purchase and, accordingly, the Company consolidated the accounts of Nextel Argentina commencing February 1, 1998. The carrying value of the Company's investment in Nextel Argentina as of January 30, 1998 approximated $63.0 million and was allocated to the net assets acquired based on their preliminary estimated fair values, including licenses and goodwill, which are being amortized over their estimated useful lives of 20 years.

     NEXTEL PERU: On January 29, 1998, the Company acquired a 70.1% interest in Valorcom S.A. ("Nextel Peru"), a Peruvian wireless telecommunications company, for $27.9 million, of which $7.2 million had been paid through March 31, 1998. The remaining balance of $20.7 million is to be paid in the form of capital contributions, which the Company expects will be made prior to July 30, 1998. Nextel Peru, through its subsidiaries, holds licenses to operate 138 SMR channels in the greater Lima area. Motorola, through an indirect wholly owned subsidiary, holds a 19.9% interest in Nextel Peru. The acquisition is accounted for as a purchase and, accordingly, the Company consolidated the accounts of Nextel Peru commencing February 1, 1998. The purchase price was allocated to the net assets acquired based on their preliminary estimated fair values, including licenses and goodwill, which are being amortized over their estimated useful lives of 20 years. Nextel Peru's historical operations are insignificant relative to the results of the Company.

     NEXTEL PHILIPPINES: In February 1998, the Company reached an agreement in principle with the three groups of local shareholders of Infocom Communications Network, Inc. ("Nextel Philippines"), including the Gotesco group (the "Gotesco Group" and together with the other local shareholders, the "Philippines Shareholders"), and consummated such agreements in April 1998 (the "Philippines Partner Agreements"). Pursuant to the Philippines Partner Agreements (i) the Nextel Philippines corporate governance arrange-

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

2.  SIGNIFICANT TRANSACTIONS -- (CONTINUED)
ments were restructured to give the Company increased minority shareholder rights; (ii) the Company purchased existing shareholder loans of the Philippines Shareholders totaling approximately $19.6 million, which loans, bear interest at 18% per annum and are convertible into equity of Nextel Philippines; (iii) the Company may, at its option, fund Nextel Philippines' future capital needs, currently estimated to be $50 million for 1998, pursuant to loans that, at the option of the Company, may be converted into equity of Nextel Philippines; (iv) the Gotesco Group has the right to put its 20% interest to the Company for approximately $9.4 million, beginning in January 1999 (the "Gotesco Put"); and
(v) the Company has the right to call the Gotesco Group's 20% interest for approximately $11.6 million, if the Gotesco Group does not exercise the Gotesco Put. The ability of the Company to convert shareholders loans into equity, satisfy the Gotesco Put or call the Gotesco Group's 20% interest is subject to applicable Philippines foreign ownership rules.

     J-COM: On March 17, 1998, the Company purchased a 21% equity interest in J-Com Co., Ltd., a digital SMR provider in Japan ("J-Com"), for a purchase price of Y77.2 million (approximately $593,000) (the "Japan Acquisition"). The Company also provided a shareholder loan of Y4.1 billion (approximately $31.5 million) to J-Com. J-Com has a contractual right to provide service in Japan under a sublicense covering more than 125 million people. DJSMR Business Partnership, a Japanese partnership in which an affiliate of Motorola is the majority partner, holds a 49% equity interest in J-Com. J-Com's historical operations are insignificant relative to the results of the Company. The Company's investment in J-Com is accounted for under the equity method.

     PRO FORMA INFORMATION: The following summarized pro forma (unaudited) information assumes the Nextel Brazil, MCS, Nextel Mexico and Nextel Argentina transactions had occurred on January 1, 1997 (dollars in thousands, except for share data).

                                                              THREE MONTHS
                                                                 ENDED
                                                               MARCH 31,
                                                                  1997
                                                              ------------
Revenues....................................................   $    5,880
                                                               ==========
Net loss....................................................   $  (15,090)
                                                               ==========
Net loss per share..........................................   $    (0.41)
                                                               ==========
Weighted average shares outstanding.........................   36,500,000
                                                               ==========

     The above amounts consolidate the historical results of Nextel Brazil, MCS, Nextel Mexico and Nextel Argentina prior to the acquisitions and reflect adjustments for the recognition of the minority ownership interests and the amortization of licenses and goodwill. Pro forma information for the three months ended March 31, 1998 does not differ materially from historical results. The pro forma information is not necessarily indicative of the results that would actually have occurred had the transactions been consummated on the date indicated, nor is it necessarily indicative of future operating results of the Company.

3.  FINANCING ARRANGEMENTS

     MARCH 1998 OFFERING: On March 12, 1998, the Company completed a private placement offering (the "March 1998 Offering") of its 12 1/8% Senior Discount Notes due 2008 (the "March 1998 Notes"). The March 1998 Offering generated aggregate net proceeds to the Company of approximately $387 million. The March 1998 Notes are noncallable for five years and require no cash interest payments for the first five years.

     ISSUANCE OF PREFERRED STOCK: On March 12, 1998, in connection with the March 1998 Offering, a wholly owned subsidiary of Nextel Communications transferred to the Company 6,777,778 Class D Shares of Clearnet in exchange for
906.32 shares of the Company's Series A Preferred Stock. As a result of such

                  NEXTEL INTERNATIONAL, INC. AND SUBSIDIARIES

3.  FINANCING ARRANGEMENTS -- (CONTINUED)
transaction (the "Clearnet Transaction"), the Company currently owns 583,104 Class A Shares and 7,790,741 Class D Shares of Clearnet (each Class D Share is convertible at the option of the holder into one Class A Share). Additionally, the Company issued 82.54 shares of Series A Preferred Stock to a wholly owned subsidiary of Nextel Communications for consideration of $8,254,000.

     The Series A Preferred Stock was issued at an original liquidation preference of $100,000 per share and thereafter the liquidation preference on the Series A Preferred Stock accretes at an annual rate equal to 13.625%. At March 31, 1998, the accreted liquidation preference on the Series A Preferred Stock totaled $99,597,000. Except as required by law, the holders of the Series A Preferred Stock are not entitled to receive dividends or other distributions. The Company has the right at any time to redeem the Series A Preferred Stock in full (or with the consent of the holder of the affected shares of Series A Preferred Stock, in part) at a redemption price equal to 100% of the accreted liquidation preference thereof on the redemption date and under certain circumstances, the holders of the Series A Preferred Stock have the right to exchange the Series A Preferred Stock for shares of the Company's Series B Redeemable Preferred Stock, par value $10.00 per share (the "Series B Preferred Stock"), having a liquidation preference equal to the accreted liquidation preference of the Series A Preferred Stock so exchanged.

     The Series B Preferred Stock to be issued in exchange for shares of Series A Preferred Stock will have an initial annual dividend rate equal to 13.625%, increasing to 18.00% as of March 13, 2010. The Series B Preferred Stock will have terms substantially similar to those of the Series A Preferred Stock, except for the right to elect one director to the Company's Board of Directors and the accrual of cumulative dividends payable quarterly in cash. In addition, the Company may not issue shares of Series B Preferred Stock, except in exchange for shares of Series A Preferred Stock, without the consent of the holders of a majority of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock, voting together as a class.

     ARGENTINA CREDIT FACILITY: As of February 27, 1998, Nextel Argentina entered into an $83 million senior secured credit facility (the "Argentina Credit Facility") with The Chase Manhattan Bank. Borrowings under the Argentina Credit Facility are subject to finalizing certain security arrangements as well as the satisfaction or waiver of certain other conditions. Loans under the Argentina Credit Facility will bear interest at a rate equal to either (i) the ABR plus 2.75% (ABR is the highest of the prime rate, the base CD rate plus 1% and the federal funds rate plus 0.5%) or (ii) the Eurodollar rate plus 3.75% (the Eurodollar rate is the LIBO rate multiplied by the statutory reserve rate). The loans under the Argentina Credit Facility will be repaid in quarterly installments beginning September 30, 2000 and ending March 31, 2003. As of March 31, 1998, no amounts had been borrowed under the Argentina Credit Facility.

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Wireless Ventures of Brazil, Inc.
Washington, D.C.:

     We have audited the accompanying consolidated balance sheet of Wireless Ventures of Brazil, Inc. and subsidiaries (the Company) as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wireless Ventures of Brazil, Inc. and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Seattle, Washington

March 27, 1997

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1996

                                    ASSETS
Current assets:
     Cash and cash equivalents..............................    $    389,816
     Trade accounts receivable, net of allowance for
      doubtful accounts of $3,005,653.......................       2,647,314
     Inventory, net.........................................       1,839,116
     Prepaid expenses and other current assets..............         784,576
     Due from officers and employees........................         147,137
                                                                ------------
          Total current assets..............................       5,807,959
Property and equipment, net of accumulated depreciation of
  $3,117,813................................................       8,842,875
License rights, net of accumulated amortization of
  $10,299,391...............................................      48,291,499
Intangible assets, net of accumulated amortization of
  $154,167..................................................          95,833
Other assets................................................           6,344
                                                                ------------
Total assets................................................    $ 63,044,510
                                                                ============
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable and accrued expenses..................    $ 10,473,831
     Due to affiliates......................................         863,572
     Interest payable.......................................       2,060,377
     Income taxes payable...................................         200,000
     Bank loans payable.....................................       1,257,677
     Deferred income taxes..................................         204,421
     Short-term note payable to majority stockholder........      16,973,004
                                                                ------------
          Total current liabilities.........................      32,032,882
Other liabilities:
     Other taxes payable....................................       2,789,949
     Deferred income taxes..................................      15,738,568
                                                                ------------
          Total liabilities.................................      50,561,399
                                                                ------------
Commitments and contingencies
Stockholders' equity:
     Common stock; $.01 par value; 1,000,000 shares
      authorized; 90,341 shares issued and outstanding......             903
     Additional paid-in capital.............................      39,528,659
     Accumulated deficit....................................     (27,046,451)
                                                                ------------
          Total stockholders' equity........................      12,483,111
                                                                ------------
Total liabilities and stockholders' equity..................    $ 63,044,510
                                                                ============

                See notes to consolidated financial statements.

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

Revenue.....................................................  $ 14,212,379
Cost of operations..........................................     9,589,401
Selling, general and administrative expenses................    13,019,232
Depreciation and amortization expense.......................     5,277,024
                                                              ------------
Operating loss..............................................   (13,673,278)
Other income (expense):
     Interest income........................................       449,303
     Gain on foreign currency translation...................       172,909
     Interest expense.......................................    (3,085,430)
     Other..................................................       (50,000)
                                                              ------------
Loss before provision for income tax........................   (16,186,496)
Provision for income tax....................................      (556,202)
                                                              ------------
Net loss....................................................  $(16,742,698)
                                                              ============

                See notes to consolidated financial statements.

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                       ADDITIONAL                       TOTAL
                                              COMMON     PAID-IN     ACCUMULATED    STOCKHOLDERS'
                                              STOCK      CAPITAL       DEFICIT         EQUITY
                                              ------   -----------   ------------   -------------
BALANCE, JANUARY 1, 1996....................   $903    $39,212,452   $(10,303,753)  $ 28,909,602
     Capital distribution...................   --         (458,000)            --       (458,000)
     Contributed capital -- expenses paid by
       majority stockholder.................   --          774,207             --        774,207
     Net loss...............................   --               --    (16,742,698)   (16,742,698)
                                               ----    -----------   ------------   ------------
BALANCE, DECEMBER 31, 1996..................   $903    $39,528,659   $(27,046,451)  $ 12,483,111
                                               ====    ===========   ============   ============

                See notes to consolidated financial statements.

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

Cash flows from operating activities:
     Net loss...............................................  $(16,742,698)
     Adjustments to reconcile net loss to net cash used in
      operating activities:
          Depreciation and amortization expense.............     5,277,024
          Provision for doubtful accounts...................     1,470,598
          Provision for income tax..........................       556,202
          Change in assets and liabilities, net of effects
           from business acquisitions:
               Increase in trade accounts receivable........      (988,555)
               Decrease in inventory........................       808,221
               Increase in prepaid expenses and other
                current assets..............................      (261,847)
               Increase in due from officers and
                employees...................................      (111,328)
               Decrease in other assets.....................        78,446
               Increase in accounts payable and accrued
                expenses....................................     2,318,781
               Increase in due to affiliates................       458,969
               Increase in interest payable.................     1,378,657
               Increase in other taxes payable..............     2,789,949
                                                              ------------
                    Net cash used in operating activities...    (2,967,581)
                                                              ------------
Cash flows from investing activities:
     Purchase of property and equipment.....................      (755,349)
     Payments on acquisitions of licensee companies.........    (1,130,000)
                                                              ------------
                    Net cash used in investing activities...    (1,885,349)
                                                              ------------
Cash flows from financing activities:
     Capital contributions..................................       774,207
     Stockholder distributions..............................      (458,000)
     Proceeds from short-term note payable to majority
      stockholder...........................................     4,413,334
     Payments on bank loans payable.........................      (806,919)
     Proceeds from bank loans payable.......................     1,257,677
                                                              ------------
                    Net cash provided by financing
                     activities.............................     5,180,299
                                                              ------------
Net increase in cash and cash equivalents...................       327,369
Cash and cash equivalents, beginning of year................        62,447
                                                              ------------
Cash and cash equivalents, end of year......................  $    389,816
                                                              ============
Supplemental disclosure of cash flow information:
     Cash paid during the year for interest.................  $  1,291,432
                                                              ============

                See notes to consolidated financial statements.

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

1.  DESCRIPTION OF OPERATIONS AND LIQUIDITY

     Wireless Ventures of Brazil, Inc. (WVB), a Virginia corporation whose majority stockholder on December 31, 1996 is Telcom Ventures, L.L.C. (Telcom Ventures), which is a Delaware limited liability company, was organized in August 1993 for the purpose of pursuing wireless communications investment opportunities in Brazil. As of December 31, 1996, WVB, through Brazilian licensee companies, holds licenses to provide a class of mobile telecommunications services known as specialized mobile radio (SMR) or trunking services in the 800 MHz frequency band in Brazil. SMR services use radio frequencies to allow multiple subscribers to communicate between remote portable or mobile radios.

     As of December 31, 1996, WVB's subsidiaries held licenses for a total of 1,400 SMR channels in 23 cities in Brazil, including 195 channels in Sao Paulo and channels in Rio de Janeiro, Belo Horizonte, Curitiba, and Brasilia. The initial term for such licenses is 15 years, although such licenses are issued at the sole discretion of the Brazilian Ministry of Communications (the Ministry), which can seek to cancel the Company's licenses if certain license requirements are not met. In addition, licensees are required by the Ministry to complete build-out of the channels and loading of subscribers by a certain date. Failure to comply with the requirements could result in the revocation of the licenses by the Ministry. At December 31, 1996, WVB had several channels that had not been constructed and loaded with subscribers within the specified time frame. Although there can be no assurance that the Ministry will not revoke these or any other licenses, the management of WVB has either filed for extensions from the Ministry or has taken other corrective action and believes the risk of loss of the licenses due to noncompliance is remote.

     In September 1994, WVB formed an indirect wholly owned subsidiary, a Brazilian service company, AirLink Service e Comercio. Ltda (AirLink). AirLink holds no licenses but owns equipment and, pursuant to service contracts, provides technical support, billing, and other administrative functions to the licensee companies in Brazil.

     WVB and its subsidiaries (collectively, "the Company") expect to expand their operations through continued capital investment in current analog and future digital technologies to create a national mobile telecommunications system in Brazil. The Company currently is not generating sufficient cash flows from operations to support its current operating and capital requirements. The Company has and will continue to be dependent upon its stockholders to fund these requirements. The Company's future profitability is dependent upon its ability to further develop its existing system and successfully market its mobile radio services in its primary Brazilian markets.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of WVB and its direct and indirect wholly owned subsidiaries, Via Radio Administracao e Participacoes Ltda. (VRA), Air-fone Participacoes e Empreendimentos Ltda. (Airfone), and AirLink, and its indirect 49 percent interest in Master-Tec Industria e Comercio de Produtos Eletronicos Ltda. (Master-Tec), Telemobile Telecomunicacoes Ltda. (Telemobile), Promobile Telecomunicacoes Ltda. (Promobile), LMP Consultoria e Representacoes Ltda. (LMP) and Telecomunicacoes Brastel S/C Ltd. (Brastel). VRA wholly owns seven Brazilian subsidiaries, the accounts of which are consolidated with the accounts of the Company. In addition, Airfone wholly owns two Brazilian subsidiaries, the accounts of which are consolidated with the accounts of the Company. WVB acquired indirect 49 percent interests in MasterTec, Telemobile, Promobile, LMP and Brastel and has the right to obtain the remaining 51 percent for nominal consideration when it receives approval from the Ministry. As WVB has effective control of these five companies, the accounts of Master-Tec, Telemobile, Promobile, LMP and Brastel are consolidated with the accounts of the Company and no minority interest is recorded. All significant intercompany balances and transactions have been eliminated in consolidation.

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     The following companies are included in the consolidated financial statements:

                                                                 DIRECT AND
                                                              INDIRECT INTEREST
                   BRAZILIAN SUBSIDIARIES                        HELD BY WVB
                   ----------------------                     -----------------
AirLink Servicos e Comercio Ltda. ..........................         100%
Air-fone Participacoes e Empreendimentos S/C Ltda. .........         100%
SOW Comercio e Servicos de Radiofonia Movel Ltda. ..........         100%
Air-fone Comercio e Servicos de Radiofonia Movel Ltda. .....         100%
Via Radio Administracao e Partcipacoes Ltda. ...............         100%
Via Radio 1 Telecomunicacoes Ltda. .........................         100%
Comercial Telecar Ltda. ....................................         100%
Telemovel Servicos Ltda. ...................................         100%
Radio Telecomunicacoes do Brasil Ltda. .....................         100%
ATG -- Telecomunicacoes e Comercio Ltda. ...................         100%
Car-Tel Telefonia Movel S/C Ltda. ..........................         100%
Comercial Teleservice Ltda. ................................         100%
Promobile Telecomunicacoes Ltda. ...........................          49%(a)
Telemobile Telecomunicacoes Ltda. ..........................          49%(a)
Master-Tec Industria e Comercio de Produtos Eletronicos
  Ltda......................................................          49%(a)
Telecomunicacoes Brastel S/C Ltda. .........................          49%(a)
LMP Consultoria e Representacoes Ltda. .....................          49%(a)

---------------
     (a) Under the respective purchase agreements, the Company has the right to obtain the remaining 51 percent for nominal consideration when the Ministry approves the transfer of the license rights. As of December 31, 1996, these companies had no significant operations and their principal assets recorded were represented by license rights.

     CASH EQUIVALENTS: For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consisted of approximately $218,111 in overnight investments and short-term deposits as of December 31, 1996.

     INVENTORY, NET: Inventory, which consists primarily of telecommunications equipment (radios), is stated at the lower of cost or market. Cost is determined using the first-in, first-out method. The inventory of the Company is subject to rapid technological changes that could have an adverse financial impact on its full realization in future periods.

     PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Depreciation on constructed assets, which includes radio towers and analog mobile radio systems, begins when the assets are substantially completed and ready for their intended use.

     For constructed assets, all costs necessary to bring such assets to the condition and location necessary for their intended use are initially capitalized as construction-in-progress and are subsequently transferred to telecommunications equipment.

     LICENSE RIGHTS: License rights consist of licenses to operate channels for the provision of SMR services in Brazil. Amortization is calculated on the straight-line method over 15 years, the initial term of the licenses. The amortization is also calculated for the licenses of those companies that have not yet started their operations.

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     The license rights are held by the Brazilian subsidiaries that WVB has acquired directly and indirectly, through its holding companies both inside and outside Brazil from 1993 to 1996. The acquisitions have been accounted for using the purchase method of accounting. At the time of such acquisitions, a substantial portion of the purchase cost was allocated to the license rights. These costs have no basis for income tax reporting purposes. Therefore, the Company has established a deferred tax liability. This deferred tax liability was offset by an increase in the acquisition costs of the license rights and is being amortized over 15 years.

     INTANGIBLE ASSETS: Intangible assets consist of the cost allocated to a covenant not to compete associated with an acquisition. Amortization is calculated on the straight-line method over 5 years, the term of the noncompete arrangement.

     REVENUE RECOGNITION: The Company's principal sources of revenue are the provision of mobile telecommunications services to businesses and individuals and the sale and rental of telecommunications equipment (radios) to its service subscribers. Service revenue consists of a usage fee based on the number of minutes the subscriber uses each month (airtime revenues) plus a fixed monthly service fee. Revenue for equipment sales is recognized at the time the merchandise is shipped. Service and rental revenue are recognized ratably over the term of the agreements.

     FOREIGN CURRENCY TRANSLATION: The Company accounts for translation of foreign currency in accordance with Statement of Financial Accounting Standards No. 52 (SFAS No. 52), Foreign Currency Translations. During the year ended December 31, 1996, the Company's Brazilian operations were considered to be in a "highly inflationary" economy, as defined in SFAS No. 52. Accordingly, the Company uses the U.S. dollar as the functional currency. Therefore, certain assets and liabilities are remeasured at historical exchange rates while other assets and liabilities are remeasured at current exchange rates, as follows:

     - Inventories, property and equipment, license rights, and stockholders' equity are remeasured at their appropriate current exchange rates.

     - Accounts receivable, other assets, accounts payable and other liabilities denominated in U.S. dollars are stated at their actual U.S. dollar amounts.

     - Accounts receivable, certain other assets, accounts payable, and other liabilities denominated in Brazilian reais are remeasured at the commercial transaction foreign exchange rate published by the Brazilian Central Bank at the balance sheet date.

     - Income and expenses are remeasured at monthly average exchange rates, except for those related to balance sheet accounts remeasured at historical rates.

     - The net gain or loss on remeasurement is recognized in the results of operations currently.

     The remeasurement into U.S. dollar equivalent should not be construed as representation that the Brazilian real amounts actually represent or have been or could be converted into U.S. dollars at these or any other rates.

     INCOME TAXES: In accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, the Company uses the asset and liability method to recognize deferred tax assets and liabilities. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     VAT (ICMS AND ISS TAXES): The provision of telecommunication services by the Company's Brazilian subsidiaries is subject to ICMS taxes, a state-level value-added tax (VAT) levied at a rate of 25 percent. Non-telecommunication services provided by the Brazilian subsidiaries are subject to ISS taxes, a municipal service tax levied at rates of five percent or less depending on the Brazilian city in which the services are provided. The Brazilian subsidiaries generate revenues that encompass both aspects of telecommunication services and non-telecommunication services. The management of the Company has adopted an allocation method for segregating the revenue for tax reporting purposes. The allocation method utilized by the Company could be subjected to review by the Brazilian tax authorities and could be altered as a result of such examination. Accordingly, the Company could be assessed additional taxes by the Brazilian tax authorities. The management of the Company periodically reviews its allocation method and accrues additional reserves for taxes to cover such exposure. Management believes that such assessments, if any, by the Brazilian taxing authorities would not have a material impact on the financial statements.

     CONCENTRATIONS OF RISKS: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable. The Company sells its products to commercial and individual customers in Brazil, and extends credit, generally without requiring collateral. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. Since its inception the Company has suffered significant credit losses, and these losses could continue in the future. Also, the Company's core business is in Brazil and its operations may be adversely affected by economic fluctuations.

     USE OF ESTIMATES: The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     LONG-LIVED ASSETS: Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Long-lived assets and identifiable intangibles held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from use of the assets and their eventual disposition. The Company determined that as of December 31, 1996, there had been no impairment in the carrying value of long-lived assets.

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31, 1996:

Telecommunications equipment................................  $ 8,940,967
Furniture and equipment.....................................      582,700
Computer equipment..........................................    1,180,886
Telephone lines.............................................      255,992
Construction-in-progress (see Notes 2 and 5)................      910,445
Leasehold improvements......................................       78,743
Vehicles....................................................       10,955
                                                              -----------
                                                               11,960,688
Less accumulated depreciation...............................   (3,117,813)
                                                              -----------
                                                              $ 8,842,875
                                                              ===========

     Property and equipment at December 31, 1996, includes approximately $453,554 in rental radios that have been shipped to customers under short-term rental agreements. Rental radios are depreciated using the straight-line method over the estimated useful life of the radios, which is three years.

4.  BUSINESS ACQUISITIONS

     ACQUISITION OF INTEREST IN TELEMOBILE AND PROMOBILE: In November 1994, the Company entered into an agreement to purchase 49 percent of the capital stock of Telemobile and Promobile for a total of approximately $6,782,000 with an option to acquire the remaining 51 percent for no additional purchase price. Prior to December 31, 1994, $3,000,000 of such purchase price was paid. Telemobile and Promobile collectively hold licenses to operate 540 channels for the provision of trunking services in Brazil. Of the remaining balance of the purchase price, $3,282,000 was paid during 1995 and 1996. The remaining amount of $500,000 is included in current liabilities within the accompanying consolidated financial statements, and is expected to be paid prior to December 31, 1997.

     The acquisition of Telemobile and Promobile has been accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the licenses for the 540 channels held by Telemobile and Promobile. Additionally, the Company established a deferred tax liability in connection with the acquisition since the license rights acquired have no basis for tax reporting purposes in Brazil. Such amount has been allocated as an increase in the license rights acquired.

     ACQUISITION OF INTEREST IN LMP: In May 1996, the Company entered into an agreement to purchase all of the capital stock of LMP for a total of $900,000. As of December 31, 1996, $450,000 of such purchase price is included in current liabilities. Under the terms of the purchase agreement, the remaining purchase price will be due and payable upon approval from the Ministry for transfer of control of the licenses. LMP holds licenses to operate 220 SMR channels in Brazil.

     The acquisition of LMP has been accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the licenses for the 220 channels held by LMP. Additionally, the Company established a deferred tax liability in connection with the acquisition since the license rights acquired have no basis for tax reporting purposes in Brazil. Such amount has been allocated as an increase in the license rights acquired.

     ACQUISITION OF INTEREST IN BRASTEL: In May 1996, the Company entered into an agreement to purchase all of the capital stock of Brastel for a total of $240,000. As of December 31, 1996, $60,000 of such purchase price is included in current liabilities. Under the terms of the purchase agreement, the remaining purchase

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  BUSINESS ACQUISITIONS -- (CONTINUED)
price will be due and payable upon approval from the Ministry for transfer of control of the licenses. Brastel holds licenses to operate 40 SMR channels in Brazil.

     The acquisition of Brastel has been accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the licenses for the 40 channels held by Brastel. Additionally, the Company established a deferred tax liability in connection with the acquisition since the license rights acquired have no basis for tax reporting purposes in Brazil. Such amount has been allocated as an increase in the license rights acquired.

     PURCHASE OF AUGUSTUS AND MULTIPONTO: In September 1995, the Company entered into a purchase agreement with Augustus Administracao e Participacoes S.A. (Augustus) to purchase its 100 SMR channels in Brazil. The total purchase price is approximately $408,000. Once the Ministry has approved transfer of control of the SMR licenses from Augustus to the Company, the purchase price will become due and payable.

     In September 1995, the Company entered into a purchase agreement with Multiponto Telecomunicacoes, Ltda. (Multiponto) to purchase its 200 SMR channels in Brazil. The total purchase price is approximately $856,800. Once the Ministry has approved transfer of control of the SMR licenses from Multiponto to the Company, the purchase price will become due and payable.

     These transactions will be reflected in the financial statements on approval from the Ministry. The Company expects to receive approval for both transfers from the Ministry by December 31, 1997.

5.  RELATED PARTY TRANSACTIONS

     In 1994, LCC International, Inc. (LCC), formerly LCC, L.L.C., an affiliate of Telcom Ventures, performed design engineering services to develop the Company's mobile radio communications system in Brazil. Systems development activities included development of terrain databases, channel loading, preliminary site design, initial frequency planning, and candidate site evaluation. The cost of such services, which amounted to $910,455, were paid during the year ended December 31, 1994, by the Company's majority stockholder, Telcom Ventures, on behalf of the Company, and remain in construction-in-progress with a corresponding increase in additional paid-in capital within the accompanying consolidated financial statements as of December 31, 1996.

     In October 1994, LCC licensed its software to the Company for $200,000 per year over the next five years. The Company's management intends to use such software to aid in the development of a digital mobile radio communications system. In March 1996, the software license agreement was amended to make the software license fee a total of $200,000 for the period commencing October 21, 1994, until December 31, 1996. As of December 31, 1996, such amount was outstanding and recorded as a due to affiliate. Amortization expense associated with this software was $50,000 for the year ended December 31, 1996.

     During 1996, Telcom Ventures paid certain expenses including salaries, travel, consulting fees, and overhead expenses totaling $774,207 on behalf of the Company. This amount has been reported as selling, general and administrative expenses with a corresponding increase in additional paid-in capital within the accompanying consolidated financial statements.

     During 1996, AirLink contracted with LCC for certain engineering services totaling $467,434. This amount is included in due to affiliates within the accompanying consolidated financial statements.

     Prior to the Company's acquisition of Air-fone, the former owners of Air-fone made certain payments on behalf of the Company totaling $319,730. In December 1994, $133,193 of such debt was forgiven, and reported as additional paid-in capital within the accompanying consolidated financial statements. At December 31, 1996, the Company has a remaining payable balance to such individuals in the amount of

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  RELATED PARTY TRANSACTIONS -- (CONTINUED)
$183,072. This amount is included in due to affiliates within the accompanying consolidated financial statements.

     In December 1994, the Company acquired certain telecommunications equipment from K-Tel prior to its sale to a third party. The purchase price for the equipment of $10,000 is included in due to affiliates within the accompanying consolidated financial statements as of December 31, 1996.

6.  INCOME TAXES

     WVB is subject to corporate tax in the United States of America (U.S.) based on its net annual earnings generated in the U.S. and distributions from its Brazilian subsidiaries. WVB's direct and indirect Brazilian subsidiaries are separately obligated for Brazilian taxes on their annual earnings.

     The income tax provision consists of the following at December 1996:

                                                        CURRENT    DEFERRED    TOTAL
                                                        --------   --------   --------
U.S. federal..........................................  $     --   $     --   $     --
Brazilian.............................................        --    556,202    556,202
                                                        --------   --------   --------
                                                        $     --   $556,202   $556,202
                                                        ========   ========   ========

     The income tax provision was $556,202 for the year ended December 31, 1996, and differed from the amount computed by applying the U.S. federal income tax rate of 34 percent as a result of the following:

Computed expected tax benefit...............................  $(5,503,409)
Increase in income taxes resulting from:
     Change in the valuation allowance for deferred tax
      assets................................................    3,314,727
     Permanent differences..................................    1,007,822
     Effect of differential between U.S. federal and
      Brazilian income taxes and changes in enacted tax
      rates of Brazil.......................................    1,737,062
                                                              -----------
                                                              $   556,202
                                                              ===========

     The significant components of the U.S. and Brazilian deferred tax benefits are as follows for the year ended December 31, 1996:

                                                     U.S.      BRAZILIAN       TOTAL
                                                   --------   -----------   -----------
Deferred tax benefit (exclusive of the effects of
  other components listed below).................  $(12,667)  $(3,520,597)  $(3,533,264)
     Increase in the valuation allowance for
       deferred tax assets.......................    12,667     3,302,060     3,314,727
     Effects of enacted changes in tax rates of
       Brazil....................................        --       774,739       774,739
                                                   --------   -----------   -----------
                                                   $     --   $   556,202   $   556,202
                                                   ========   ===========   ===========

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6.  INCOME TAXES -- (CONTINUED)
     The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities at December 31, 1996, are presented below:


Deferred tax assets:
     Net operating loss carryforwards.......................  $ 5,191,781
     Due from affiliates....................................      545,347
     Fixed assets depreciation..............................      296,170
     Noncompete agreement...................................       39,056
                                                              -----------
          Total gross deferred tax assets...................    6,072,354
     Less valuation allowance...............................   (5,329,383)
                                                              -----------
                                                                  742,971
                                                              -----------
Deferred tax liabilities:
     Intangible license rights..............................   15,936,192
     Accounts receivable....................................      120,905
     Inventory..............................................       83,516
     Due to affiliates......................................      545,347
                                                              -----------
          Total gross deferred tax liabilities..............   16,685,960
                                                              -----------
Net deferred tax liabilities................................  $15,942,989
                                                              ===========


     The valuation allowance for deferred tax assets as of January 1, 1996, was $2,014,656. The net change in the total valuation allowance for the year ended December 31, 1996, was an increase of $3,314,727.

     The change in net deferred tax liablities from the prior year includes $560,540 of deferred tax liabilities resulting from the acquisition of LMP and Brastel. Such amount has been recorded as an increase in intangible license rights.

     Under the Brazilian tax legislation, each subsidiary is required to file its tax return as a separate entity; consolidated returns are not allowed.

7.  OFFICE FACILITIES AND OTHER LEASES

     The Company has operating leases for office space in Sao Paulo as well as tower sites throughout Brazil. Rental expense for the office and other operating leases was approximately $1,190,383 during the year ended December 31, 1996.

     Future minimum lease payments under operating leases as of December 31, 1996, calculated using the exchange rate in effect at December 31, 1996, are approximately as follows:

                  YEAR ENDING DECEMBER 31:
                  ------------------------
          1997..............................................  $1,196,115
          1998..............................................     978,542
          1999..............................................     978,542
          2000..............................................     978,542
          2001..............................................     982,729
                                                              ----------
          Total minimum lease payments......................  $5,114,470
                                                              ==========

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8.  BANK LOANS PAYABLE

     The Company utilizes various short-term borrowing arrangements with financial institutions in Brazil as a method of financing current operations. The Company had bank loans payable as of December 31, 1996, as follows:

Short-term notes payable....................................  $  736,363
Discounted accounts receivable..............................     521,314
                                                              ----------
                                                              $1,257,677
                                                              ==========

     At December 31, 1996, short-term notes payable consisted of four unsecured loans from financial institutions in Brazil. These notes are due on various dates up to June 1997, and carry interest at rates of 4.8 percent and 4.96 percent per month.

     At December 31, 1996, the Company had an outstanding bank loan in the amount of $521,314 from a financial institution in Brazil. This note was collateralized by discounting with recourse an equal amount of the Company's trade accounts receivable. The Company must pay a discount rate of 4.5 percent per month on the outstanding balance.

9.  OTHER TAXES PAYABLE

     Certain taxes have not been paid at their initial due date. The Company's management has negotiated with the tax authorities payment extensions in monthly installments. For the taxes due in 1995, agreements were reached with the tax authorities for payments in 24 to 68 monthly installments (see detail below). Such balances are subject to monetary adjustments based on the Brazilian inflation rates, plus interest at a rate of 1% per month. The taxes due in 1996 are under negotiation and management believes that agreements for payment extension will be reached with the tax authorities in the near future. Fines and interest have been calculated and recorded for these past-due taxes based on the rates negotiated with the tax authorities. A total of $2,838,455 has been included in current liabilities as of December 31, 1996. Other taxes payable included in other liabilities is payable, as follows:

                  YEAR ENDING DECEMBER 31:
                  ------------------------
          1998..............................................  $  806,023
          1999..............................................     530,622
          2000..............................................     515,565
          2001..............................................     937,739
                                                              ----------
                                                              $2,789,949
                                                              ==========

10.  SHORT-TERM NOTE PAYABLE TO MAJORITY STOCKHOLDER

     At December 31, 1996, the Company has a revolving unsecured promissory note payable to its majority stockholder, Telcom Ventures, in the amount of $16,973,004. The note bears interest at the rate of 9 percent per annum, and principal and interest are due on demand. During 1996, the Company recognized interest expense of $1,378,657 related to this note payable. The note can be converted to shares of capital stock of WVB at the option of the noteholder.

11.  DISTRIBUTION TO SHAREHOLDER

     During 1996, the Company distributed to a shareholder $458,000 that represented contributions made in the prior years in excess of amounts required under certain capitalization arrangements.

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12.  CONTINGENCIES

     GENERAL: There are contingent liabilities of a general nature with respect to taxes. The Company's tax returns filed in previous years are subject to final approval by tax authorities. The application of U.S. and Brazilian tax laws to the Company can be subjective and is dependent upon administrative interpretations which are subject to change.

     RISK OF LICENSE CANCELLATIONS: As discussed in Note 1, licenses are issued at the sole discretion of the Brazilian Ministry of Communications, which can seek to cancel the Company's licenses if certain license requirements are not met. The Company's strategy is to install the required minimum number of channels and load them as dictated by the applicable rules and edicts, particularly when dealing with major cities like the capitals of the various states. In certain instances, the Company has filed for extensions to the pre-established installation dates. Management has received no reply to its extension requests and believes that the Ministry has tacitly approved the extensions.

     Revocation of licenses must be performed by the Ministry in accordance with applicable rules, which require that the following two conditions be met prior to revocation:

     - The licensee company has not installed and loaded the channels as required; and

     - Third parties have applied for channels in the same area and the Ministry does not have other available radio spectrum to fulfill the application requirements.

     In certain cases, spectrum has not been available as a result of conflicts with TV link service providers, who were provided frequencies that have been subsequently granted to trunking operators. This conflict is regulated by edict number 1267 dated August 31, 1993, which requires the TV link service providers to clear these frequencies by established deadlines to permit their use by the granted trunking operators. The edict established a deadline for the clearing of channels 70, 77, 78, and 80 by December 1996 and a clearing deadline for channels 71, 72, and 79 by August 1998. For channels where this conflict exists, the time period for determining compliance with the channel installation and loading requirements begins from the date the corresponding channels are cleared out, rather than the date of grant. Management believes the risk of having these or any other licenses revoked is remote.

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996. Statement of Financial Accounting Standards No. 107, Disclosure about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties:

                                                              CARRYING        FAIR
                                                               AMOUNTS        VALUE
                                                             -----------   -----------
Financial assets:
     Cash and cash equivalents.............................  $   389,816   $   389,816
     Trade accounts receivable.............................    2,647,314     2,647,314
     Due from officers and employees.......................      147,137       147,137
     Prepaid expenses and other current assets.............      784,576            --
Financial liabilities:
     Accounts payable and accrued expenses.................   10,473,831    10,473,831
     Bank loans payable....................................    1,257,677     1,257,677
     Due to affiliates.....................................    1,347,307     1,347,307
     Short-term note payable to majority stockholder.......   16,973,004    16,973,004

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS -- (CONTINUED)
     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     - Cash and cash equivalents, trade accounts receivables, due from officers and employees, other accounts receivable, accounts payable and accrued expenses, bank loans payable, amounts payable for business acquisitions, due to affiliates and short-term note payable to majority stockholder: the carrying amounts approximate fair values because of the short maturity of those instruments.

     - Prepaid expenses and other current assets: It is not practicable to estimate the fair value since this balance includes amounts related to recoverable VAT, which are not transferable, and other prepaid expenses that do not have market values.

14.  SUBSEQUENT EVENTS

     AGREEMENT AND PLAN OF MERGER: On October 29, 1996, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with Nextel Communications, Inc. (Nextel) and Dial Call Indimich, Inc., a direct wholly owned subsidiary of Nextel. Pursuant to this Merger Agreement which was consummated on January 30, 1997, Nextel acquired 81% of the issued and outstanding capital stock of the Company in exchange for $186,300,000 worth of Nextel Class A Common Stock in a tax-free reorganization. Under this Merger Agreement, the existing Company stockholders retained the remaining 19% interest in the Company. In addition, the Company's common stock was reclassified into two classes with different voting rights: 1) Nextel acquired 100% of the Class A common stock, which have 90% of the voting rights, and 2) the existing stockholders received the Class B common stock, which have 10% of the voting rights. On the closing date, Nextel contributed its equity interest in the Company to McCaw International, Ltd. and the Company was renamed McCaw International (Brazil), Ltd.

     STOCK OPTIONS: The Company had entered into individual stock option agreements with certain employees of the Company and an affiliate company. These agreements allowed for such individuals to purchase Company common stock at an exercise price equal to a pro rata share of the total capital contribution per share on the option exercise date. The agreements had a five year vesting period, as well as provisions for immediate vesting in the event of a change of control. The Merger Agreement, as described above, qualified as a change of control. Accordingly, these employees would have been entitled to receive a total of 163,733 shares of Nextel Communications, Inc. common stock, based on an assumed value of the Company at the time of the merger (i.e., the difference between the assumed exercise price and the assumed value of the Nextel shares purchasable as of the merger date), and would not receive any shares of the Company's common stock. On January 23, 1997, such options were canceled and, therefore, no compensation expense amounts were recorded for the year ended December 31, 1996.

     REPAYMENT OF NOTE PAYABLE AND RELATED INTEREST PAYABLE: Pursuant to the Merger Agreement, the short-term note payable to majority stockholder and the related interest payable in the amounts of $16,973,004 and $2,060,377, respectively as of December 31, 1996, were forgiven at the time of the closing on January 30, 1997.

     INFUSION OF CAPITAL: On February 28, 1997, McCaw International, Ltd., infused $5,000,000 of additional paid-in capital to AirLink Servicos e Comercio Ltda. to repay bank loans and trade payables of the Brazilian subsidiaries.

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Wireless Ventures of Brazil, Inc.:

     We have audited the accompanying consolidated balance sheet of Wireless Ventures of Brazil, Inc. and subsidiaries as of December 31, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wireless Ventures of Brazil, Inc. and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                           KPMG PEAT MARWICK LLP

Washington, D.C.
May 31, 1996, except as to footnote 15
  which is as of June 14, 1996

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1995

                                  ASSETS
Current assets:
     Cash and cash equivalents..............................  $     62,447
     Trade accounts receivable, net of allowance for
      doubtful accounts of $1,535,055 (note 8)..............     3,129,357
     Prepaid expenses and other current assets..............       522,729
     Inventory, net.........................................     3,433,337
     Due from officers and employees........................        35,809
                                                              ------------
          Total current assets..............................     7,183,679
Property and equipment, net of accumulated depreciation of
  $1,756,323 (notes 3 and 5)................................     8,663,016
License rights, net of accumulated amortization of
  $6,433,857................................................    50,466,493
Intangible assets, net of accumulated amortization of
  $104,167..................................................       145,833
Other assets................................................        84,790
                                                              ------------
                                                              $ 66,543,811
                                                              ============
                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable and accrued expenses..................  $  6,547,627
     Due to affiliates (note 5).............................       404,603
     Bank loans payable (note 8)............................       806,919
     Interest payable (note 9)..............................       681,720
     Income taxes payable...................................       200,000
     Amounts payable for business acquisitions (note 4).....     1,000,000
     Deferred income taxes (note 6).........................       292,893
     Short-term note payable to majority stockholder (note
      9)....................................................    12,559,670
                                                              ------------
          Total current liabilities.........................    22,493,432
Other.......................................................       607,423
Deferred income taxes (note 6)..............................    14,533,354
                                                              ------------
          Total liabilities.................................    37,634,209
                                                              ------------
Commitments and contingencies (notes 1, 2, 4, 7, 10, 14, and
  15)
Stockholders' equity:
     Common stock; $.01 par value; 1,000,000 shares
      authorized; 90,341 shares issued and outstanding
      (notes 9, 12, and 13).................................           903
     Additional paid-in capital (notes 5 and 13)............    39,212,452
     Accumulated deficit....................................   (10,303,753)
                                                              ------------
          Total stockholders' equity........................    28,909,602
                                                              ------------
                                                              $ 66,543,811
                                                              ============

                See notes to consolidated financial statements.

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

Revenues....................................................  $10,099,117
Cost of operations..........................................    7,621,663
Selling, general and administrative expenses (note 5).......   10,100,903
Depreciation and amortization expense.......................    5,305,773
                                                              -----------
Operating loss..............................................  (12,929,222)
Other income (expense):
     Interest income........................................      125,050
     Gain on foreign currency translation...................       13,301
     Interest expense (note 9)..............................     (964,437)
     Other, net.............................................       30,096
                                                              -----------
Loss before income tax benefit..............................  (13,725,212)
Income tax benefit (note 6).................................    8,693,505
                                                              -----------
Net loss....................................................  $(5,031,707)
                                                              ===========

                See notes to consolidated financial statements.

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                        ADDITIONAL                       TOTAL
                                               COMMON     PAID-IN     ACCUMULATED    STOCKHOLDERS'
                                               STOCK      CAPITAL       DEFICIT         EQUITY
                                               ------   -----------   ------------   -------------
Balance at December 31, 1994.................   $903    $36,386,585   $ (5,272,046)   $31,115,442
     Capital contributions...................     --      2,060,917             --      2,060,917
     Contributed capital -- expenses paid by
       majority stockholder (note 5).........     --        747,450             --        747,450
     Net loss................................     --             --     (5,031,707)    (5,031,707)
     Issuance of 31 shares of common stock
       (note 13).............................     --         12,500             --         12,500
     Issuance of 10 shares of common stock...     --          5,000             --          5,000
                                                ----    -----------   ------------    -----------
Balance at December 31, 1995.................   $903    $39,212,452   $(10,303,753)   $28,909,602
                                                ====    ===========   ============    ===========

                See notes to consolidated financial statements.

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

Cash flows from operating activities:
     Net loss...............................................  $(5,031,707)
     Adjustments to reconcile net loss to net cash used by
      operating activities:
          Depreciation and amortization expense.............    5,305,773
          Provision for doubtful accounts...................    1,480,416
          Deferred tax benefit..............................   (8,693,505)
          Stock grant.......................................       12,500
          Change in assets and liabilities, net of effects
            from business acquisitions:
               Increase in accounts receivable..............   (4,381,004)
               Increase in prepaid expenses and other
                 current assets.............................     (111,380)
               Increase in inventory........................   (2,382,991)
               Decrease in due from officers and
                 employees..................................       23,462
               Increase in accounts payable and accrued
                 expenses...................................    3,559,668
               Increase in due to affiliates................        8,065
               Increase in interest payable.................      671,020
               Increase in income taxes payable.............           --
                                                              -----------
Net cash used in operating activities.......................   (9,539,683)
                                                              -----------
Cash flows from investing activities:
     Purchase of property and equipment.....................   (3,677,736)
     Acquisition of licensee companies, net of cash
      acquired..............................................   (3,074,648)
                                                              -----------
Net cash used in investing activities.......................   (6,752,384)
                                                              -----------
Cash flows from financing activities:
     Capital contributions and stock issuances..............    2,813,367
     Proceeds from note payable to majority stockholder.....   12,559,670
     Payments on bank loans payable.........................     (397,447)
     Proceeds from bank loans payable.......................      806,919
                                                              -----------
Net cash provided by financing activities...................   15,782,509
                                                              -----------
Net decrease in cash and cash equivalents...................     (509,558)
Cash and cash equivalents at beginning of period............      572,005
                                                              -----------
Cash and cash equivalents at end of period..................  $    62,447
                                                              ===========
Supplemental disclosure of cash flow information
     Cash paid during the period for interest...............  $   282,717

                See notes to consolidated financial statements.

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

1.  DESCRIPTION OF OPERATIONS AND LIQUIDITY

     Wireless Ventures of Brazil, Inc. (WVB), a Virginia corporation whose majority stockholder on December 31, 1995 is Telcom Ventures, L.L.C. (Telcom Ventures), a Delaware limited liability company, was organized in August 1993 for the purpose of pursuing wireless communications investment opportunities in Brazil. As of December 31, 1995, WVB, through Brazilian licensee companies, holds licenses to provide a class of mobile telecommunications services known as specialized mobile radio (SMR) or trunking services in the 800 MHz frequency band in Brazil. SMR services use radio frequencies to allow multiple subscribers to communicate between remote portable or mobile radios.

     As of December 31, 1995, WVB's subsidiaries held licenses for a total of 1,140 SMR channels in 23 cities in Brazil, including 195 channels in Sao Paulo, and channels in Rio de Janeiro, Belo Horizonte, Curitiba, and Brasilia. The initial term for such licenses is 15 years, although such licenses are issued at the sole discretion of the Brazilian Ministry of Communications (the Ministry), which can seek to cancel the Company's licenses at any time. In addition, licensees are required by the Ministry to complete build-out of the channels and loading of subscribers by a certain date. Failure to comply with the requirements could result in the revocation of the licenses by the Ministry. At December 31, 1995, WVB had several channels which had not been constructed and loaded with subscribers within the specified timeframe. Although there can be no assurance that the Ministry will not revoke these or any other licenses, the management of WVB has either filed for extensions from the Ministry or has taken other corrective action and believes the risk of loss of the licenses due to noncompliance is remote.

     In September 1994, WVB formed an indirect wholly owned subsidiary, a Brazilian service company, AirLink Servicos e Comercio, Ltda. (AirLink). AirLink holds no licenses, but owns equipment and, pursuant to service contracts, provides technical support, billing, and other administrative functions to the licensee companies in Brazil.

     WVB and its subsidiaries (collectively, the Company) expect to expand their operations through continued capital investment in current analog and future digital technologies to create a national mobile telecommunications system in Brazil. The Company currently is not generating sufficient cash flows from operations to support its current operating and capital requirements. The Company has and will continue to be dependent upon its stockholders to fund these requirements. During 1995, WVB's majority stockholder contributed approximately $800,000 to the Company. Additionally, in 1995 WVB's majority stockholder provided approximately $12,600,000 to the Company under a short-term unsecured note payable. Subsequent to year-end, WVB borrowed an additional $3,000,000 under the note payable agreement (see note 9). The Company's future profitability is dependent upon its ability to further develop its existing system and successfully market its mobile radio services in its primary Brazilian markets.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of WVB and its direct and indirect wholly owned subsidiaries, Via Radio Administradora e Participacoes Ltda. (VRA), Airfone Participacoes e Empreendimentos Ltda. (Airfone), and AirLink, and its indirect 49 percent interest in Master-Tec Telecomunicacoes Ltda. (Master-Tec), Telemobile-Telecomunicacoes Ltda. (Telemobile) and Promobile-Telecomunicacoes Ltda. (Promobile). VRA wholly owns seven Brazilian subsidiaries, the accounts of which are consolidated with the accounts of the Company. In addition, Airfone wholly owns two Brazilian subsidiaries, the accounts of which are consolidated with the accounts of the Company. WVB acquired indirect 49 percent interests in Master-Tec, Telemobile, and Promobile, and has the right to obtain the

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) remaining 51 percent when it receives approval from the Ministry at no additional cost to WVB. As WVB has effective control of these three companies, the accounts of Master-Tec, Telemobile, and Promobile are consolidated with the accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

  Cash Equivalents

     For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of 3 months or less to be cash equivalents. Cash equivalents consisted of approximately $3,686 in overnight investments and short-term deposits as of December 31, 1995.

  Inventory, Net

     Inventory, which consists primarily of telecommunications equipment (radios), is stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. The inventory of the Company is subject to rapid technological changes which could have an adverse financial impact on its full realization in future periods.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from 3 to 10 years. Depreciation on constructed assets, which include radio towers and analog mobile radio systems, begins when the assets are substantially completed and ready for their intended use.

     For constructed assets, all costs necessary to bring such assets to the condition and location necessary for their intended use are initially capitalized as construction-in-progress and are subsequently transferred to telecommunications equipment.

  License Rights

     License rights consist of licenses to operate channels for the provision of SMR services in Brazil, which had been issued to the licensee companies acquired (see notes 1 and 4). Amortization is calculated on the straight-line method over 15 years, the initial term of the licenses.

  Intangible Assets

     Intangible assets consist of the cost allocated to a covenant not to compete associated with an acquisition. Amortization is calculated on the straight-line method over 5 years, the term of the non-compete arrangement.

  Revenue Recognition

     The Company's principal sources of revenue are the provision of mobile telecommunications services to businesses and individuals and the sale and rental of telecommunications equipment (radios) to its service subscribers. Service revenues consist of a usage fee based on the number of minutes the subscriber uses the system each month (airtime revenues) plus a fixed monthly service fee, which are recognized when the services are provided. Revenue for equipment sales is recognized at the time the merchandise is shipped. Rental revenue is recorded monthly over the term of each rental agreement.

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  Foreign Currency Translation

     The Company accounts for translation of foreign currency in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translations (Statement No. 52). During the year ending December 31, 1995, the Company's Brazilian operations were considered to be in a "highly inflationary" economy, as such term is defined in Statement No. 52. Accordingly, the Company uses the U.S. dollar as the functional currency. Therefore, certain assets and liabilities are translated at historical exchange rates while other assets and liabilities are translated at current exchange rates.

  Income Taxes

     The Company uses the asset and liability method to recognize deferred tax assets and liabilities. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  ICMS and ISS Taxes

     The provision of telecommunication services by the Company's Brazilian subsidiaries is subject to ICMS taxes, a state level value-added tax (VAT) levied at a rate of 25 percent. Non-telecommunication services provided by the Brazilian subsidiaries are subject to ISS taxes, a municipal service tax levied at rates of 5 percent or less depending on the Brazilian city in which the services are provided. The Brazilian subsidiaries generate revenues that encompass both aspects of telecommunication services and non-telecommunication services. The management of the Company has adopted an allocation method for segregating the revenue for tax reporting purposes. The allocation method utilized by the Company could be subjected to review by the Brazilian tax authorities and could be altered as result of such examination. Accordingly, the Company could be assessed additional taxes by the Brazilian tax authorities. The management of the Company periodically reviews its allocation method and accrues additional reserves for taxes to account for such exposure. Management believes that such assessments, if any, by the Brazilian taxing authorities would not have a material impact on the financial statements.

  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable. The Company sells its products to commercial and individual customers in Brazil, and extends credit, generally without requiring collateral. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. Since inception the Company has suffered significant credit losses, and these losses could continue in the future.

  Pervasiveness of Estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES

3.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31, 1995:

Telecommunications equipment................................  $ 8,502,834
Furniture and equipment.....................................      357,299
Computer equipment..........................................      402,622
Telephone lines.............................................      173,666
Construction-in-progress (see note 5).......................      910,445
Leasehold improvements......................................       65,627
Vehicles....................................................        6,846
                                                              -----------
                                                               10,419,339
Less accumulated depreciation and amortization..............   (1,756,323)
                                                              -----------
                                                              $ 8,663,016
                                                              ===========

4.  BUSINESS ACQUISITIONS

  Acquisition of Interest in Telemobile and Promobile

     In November 1994, the Company entered into an agreement to purchase 49 percent of the capital stock of Telemobile and Promobile for a total of approximately $6,782,000 with an option to acquire the remaining 51 percent for no additional purchase price. As of December 31, 1995, $5,782,000 of such purchase price was paid. Telemobile and Promobile collectively hold licenses to operate 540 channels for the provision of trunking services in Brazil. The remaining balance of the purchase price of $1,000,000 is included in current liabilities within the accompanying 1995 consolidated balance sheet. The Company expects the remaining amount of $1,000,000 to be paid prior to December 31, 1996.

  Contingencies

     In connection with an acquisition made in prior years, the Company became aware of certain tax contingencies which arose prior to the acquisition. Based on discussions with legal counsel, management of the Company believes that the probability of material impact on the financial statements is remote.

5.  RELATED PARTY TRANSACTIONS

     During 1995 Telcom Ventures paid certain expenses including salaries, travel, consulting fees, and overhead expenses totaling $747,450 on behalf of the Company. These amounts have been reported as selling, general and administrative expenses with a corresponding increase in additional paid-in capital within the accompanying consolidated financial statements.

     In October 1994, LCC licensed its software to the Company for $200,000 per year over the next five years. The Company's management intends to use such software to aid in the development of a digital mobile radio communications system. In March 1996, the software license agreement was amended to make the software license fee a total of $200,000 for the period commencing October 21, 1994 until December 31, 1997. Accordingly, the license fee of $200,000, which is due in four installments from June 1996 to December 1996, has been included in telecommunications equipment and due to affiliates within the accompanying consolidated financial statements, and is being amortized using the straight line method over the three year license period. Amortization expense associated with this software was $24,000 for the year ended December 31, 1995.

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES

5.  RELATED PARTY TRANSACTIONS -- (CONTINUED)
     At December 31, 1995 the Company had recorded a payable to the former owners of Airfone in the amount of $194,603. These amounts are included in due to affiliates within the accompanying consolidated financial statements.

6.  INCOME TAXES

     WVB is subject to corporate tax in the United States of America (U.S.) on its net annual earnings generated in the U.S. and distributions from its Brazilian subsidiaries. WVB's direct and indirect Brazilian subsidiaries are separately obligated for Brazilian taxes on their annual earnings.

     Income tax benefit consists of the following for the year ended December 31, 1995:

                                           CURRENT     DEFERRED        TOTAL
                                           --------   -----------   -----------
U.S. federal.............................  $     --   $        --   $        --
Brazilian federal........................        --    (8,693,505)   (8,693,505)
                                           --------   -----------   -----------
                                           $     --   $(8,693,505)  $(8,693,505)
                                           ========   ===========   ===========

     Income tax benefit was $8,693,505 for the year ended December 31, 1995 and differed from the amount computed by applying the U.S. federal income tax rate of 34 percent as a result of the following:

Computed expected tax benefit...............................  $(4,666,572)
Increase (reduction) in income taxes resulting from:
     Change in beginning of the period balance of the
      valuation allowance for deferred tax assets...........    1,537,129
     Effect of differential between U.S. federal and
      Brazilian income taxes and changes in enacted tax
      rates of Brazil.......................................   (5,564,062)
                                                              -----------
                                                              $(8,693,505)
                                                              ===========

     The significant components of the U.S. and Brazilian deferred tax benefit are as follows for the year ended December 31, 1995:

                                                  U.S.       BRAZILIAN        TOTAL
                                                  ----       ---------        -----
Deferred tax benefit (exclusive of the
  effects of other components listed
  below)....................................    $(12,682)   $(2,639,365)   $(2,652,047)
Increase in beginning of the year balance of
  the valuation allowance for deferred tax
  assets....................................      12,682      1,524,447      1,537,129
Effects of enacted changes in tax rates of
  Brazil....................................          --     (7,578,587)    (7,578,587)
                                                --------    -----------    -----------
                                                $     --    $(8,693,505)   $(8,693,505)
                                                ========    ===========    ===========

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES

6.  INCOME TAXES -- (CONTINUED)
     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1995 are presented below:

Deferred tax assets:
     Net operating loss carryforwards.......................  $ 2,198,357
     Deferred assets........................................       48,116
     Due from affiliate.....................................      414,872
     Fixed assets depreciation and amortization.............       73,046
     Accounts receivable....................................      468,552
     Accounts payable.......................................      169,014
     Noncompete agreement...................................       26,389
                                                              -----------
     Total gross deferred tax assets........................    3,398,346
     Less valuation allowance...............................    2,014,656
                                                              -----------
Net deferred tax assets.....................................    1,383,690
                                                              -----------
Deferred tax liabilities:
     Intangible license rights..............................   15,725,100
     Accounts receivable....................................       48,928
     Inventory..............................................       21,037
     Due to affiliate.......................................      414,872
                                                              -----------
Total gross deferred tax liabilities........................   16,209,937
                                                              -----------
Net deferred tax liabilities................................  $14,826,247
                                                              ===========

     The valuation allowance for deferred tax assets as of January 1, 1995 was $477,527. The net change in the total valuation allowance for the year ended December 31, 1995 was an increase of $1,537,129.

7.  OFFICE FACILITIES AND OTHER LEASES

     The Company has operating leases for office space in Sao Paulo, as well as tower sites throughout Brazil. Rental expense for the office and other operating leases was approximately $850,000 during the year ended December 31, 1995.

     Future minimum lease payments under operating leases as of December 31, 1995, calculated using the exchange rate at December 31, 1995, of R$.972 to US $1, are approximately as follows:

                  YEAR ENDING DECEMBER 31:
                  ------------------------
1996........................................................  $  655,000
1997........................................................     222,000
1998........................................................     171,000
1999........................................................     162,000
2000........................................................      94,000
                                                              ----------
Total minimum lease payments................................  $1,304,000
                                                              ==========

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES

8.  BANK LOANS PAYABLE

     The Company utilizes various short-term borrowing arrangements with financial institutions in Brazil as a method of financing current operations. The Company had bank loan payables as of December 31, 1995 as follows:

Short-term notes payable....................................  $337,253
Discounted accounts receivable..............................   314,302
Bank overdrafts.............................................   155,364
                                                              --------
                                                              $806,919
                                                              ========

     At December 31, 1995, short-term notes payable consisted of three unsecured loans from financial institutions in Brazil, due on various dates in January 1996 and carrying interest at rates varying from 4.8 percent to 5.1 percent per month. All principal and interest was repaid in full on the due dates.

     At December 31, 1995, the Company had an outstanding bank loan in the amount of $314,302 from a financial institution in Brazil. This note was collateralized by discounting with recourse an equal amount of the Company's trade accounts receivable. The Company must pay a discount rate of 4.5 percent per month on the outstanding balance. During 1996, the Company has continued to discount portions of its trade accounts receivable to obtain short-term financing.

     At December 31, 1995, the Company had bank overdrafts of $155,364.

9.  SHORT-TERM NOTE PAYABLE TO MAJORITY STOCKHOLDER

     At December 31, 1995, the Company has a revolving unsecured promissory note payable to its majority stockholder, Telcom Ventures, in the amount of $12,559,670. The note bears interest at the rate of 9 percent per annum and principal and interest are due on demand. During 1995, the Company recognized interest expense of $681,720 related to this note payable. The note can be converted to shares of capital stock of WVB at the option of the noteholder. As of May 31, 1996, the Company had borrowed an additional $3,051,538 against the promissory note.

10.  PURCHASE OF AUGUSTUS AND MULTIPONTO

     In September 1995, the Company entered into a purchase agreement with Augustus Administracao e Participacoes S.A. (Augustus) to purchase its 100 SMR channels in Brazil. The total purchase price is approximately $408,000. Once the Ministry has approved transfer of control of the SMR licenses from Augustus to the Company, the purchase price will become due and payable.

     In September 1995, the Company entered into a purchase agreement with Multiponto Telecomunicacoes, Ltda. (Multiponto) to purchase its 200 SMR channels in Brazil. The total purchase price is approximately $856,800. Once the Ministry has approved transfer of control of the SMR licenses from Multiponto to the Company, the purchase price will become due and payable.

     These transactions will be reflected in the financial statements on approval from the Ministry. The Company expects to receive approval for both transfers from the Ministry by December 31, 1996.

11.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1995. FASB Statement No. 107, Disclosure about Fair Value of Financial

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES

11.  FAIR VALUE OF FINANCIAL INSTRUMENTS -- (CONTINUED)
Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties:

                                                               CARRYING        FAIR
                                                                AMOUNTS       VALUE
                                                              -----------   ----------
Financial assets:
     Cash and cash equivalents..............................  $    62,447   $   62,447
     Trade accounts receivable..............................    3,129,357    3,129,357
     Due from officers and employees........................       35,809       35,809
     Other accounts receivable..............................      464,432      464,432
Financial liabilities:
     Trade accounts payable and
       accrued..............................................    7,155,050    7,155,050
     Bank loans payable.....................................      806,919      806,919
     Other short-term payables..............................    1,000,000    1,000,000
     Due to affiliates......................................      404,603      404,603
     Short-term note payable to majority stockholder........   12,559,670           --

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

          Cash and cash equivalents, trade accounts receivables, due from officers and employees, other accounts receivable, trade accounts payable, bank loans payable, due to affiliates, and other short-term payables: the carrying amounts approximate fair values because of the short maturity of those instruments.

          Short-term note payable to majority stockholder: It is not practicable to estimate the fair value since the note payable is due to the majority stockholder, and although the repayment term is due on demand, the actual timing of repayment is uncertain.

12.  COMMON STOCK

  Stock Options

     The Company has entered into individual stock option agreements with certain employees of the Company and an affiliated company. These agreements allow for such individuals to purchase a total of 1,303 shares, or approximately 2 percent, of the common stock of the Company at an exercise price equal to a pro rata share of the total capital contribution per share on the option exercise date, which management believes approximates market value. At December 31, 1995, the per share capital contribution was approximately $428. The agreements expire in November 1996 and April 1997. As of December 31, 1995, both options were exercisable and neither had been exercised.

13.  STOCK GRANT

     In January 1995, the Company entered into an agreement with an employee of Telcom Ventures, whereby the Company granted such employee 31 shares of common stock of WVB. The Company recognized compensation expense in the amount of $12,500, which management believes approximates fair value of the shares granted. This amount has been reported as selling, general, and administrative expenses with a corresponding increase in additional paid-in capital within the accompanying consolidated financial statements.

               WIRELESS VENTURES OF BRAZIL, INC. AND SUBSIDIARIES

14.  SUBSEQUENT EVENTS

     In May 1996, WVB entered into a purchase agreement to acquire the outstanding capital stock of LMP Consultoria Representcoes Ltd. (LMP) for $900,000. LMP holds licenses to operate 220 SMR channels in Brazil. By agreement, payment of one-half of the purchase price is due upon WVB building out the channels and the balance is due upon obtaining approval from the Ministry for the transfer of control of the SMR licenses.

     In May 1996, WVB entered into a purchase agreement to acquire the outstanding capital stock of Telecomunicacoes Brastel S/C Ltd. (Brastel) for $240,000. Brastel holds licenses to operate 40 SMR channels in Brazil. WVB paid $50,000 of the purchase price upon signing the agreement. The remainder of the purchase price is due upon WVB building out the channels and obtaining approval from the Ministry for the transfer of control of the SMR licenses.

15.  PENDING SALE OF THE COMPANY

     In June 1996, the stockholders of WVB entered into a preliminary agreement to sell all of the outstanding capital stock of the Company to a U.S. publicly traded company. Pursuant to the agreement, the shareholders of WVB would receive common stock of the purchaser as consideration for the sale. The negotiations are in the preliminary stages, and therefore, are subject to the completion of due diligence procedures by the purchaser.

             CORPORACION MOBILCOM, S. A. DE C. V. AND SUBSIDIARIES

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
  Corporacion Mobilcom, S. A. de C. V. and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Corporacion Mobilcom, S. A. de C. V. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended (all expressed in thousands of U.S. dollars). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying financial statements have been translated in accordance with the standards set forth in Statements of Financial Accounting Standards No. 52 from Mexican pesos (the functional currency of the Company) into U.S. dollars (the reporting currency of the Company) for purposes of incorporation into the consolidated financial statements of McCaw International, Ltd. by the equity method.

     In our opinion, for the purpose of incorporation into the consolidated financial statements of McCaw International, Ltd. by the equity method, the translated consolidated financial statement referred to above present fairly, in all material respects, the financial position of Corporacion Mobilcom, S. A. de
C. V. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche
Mexico City, Mexico
March 10, 1997

             CORPORACION MOBILCOM, S. A. DE C. V. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1996 AND 1995
                          (THOUSANDS OF U.S. DOLLARS)

                                                                DECEMBER 31,    DECEMBER 31,
                                                                    1996            1995
                                                                ------------    ------------
                                           ASSETS
Current assets:
     Cash and cash equivalents..............................      $    468        $  5,058
     Accounts receivable (note 5)...........................         2,250           2,179
     Due from related parties (note 4)......................           427             544
     Inventories (note 6)...................................           385             709
     Advances to suppliers..................................            75             590
                                                                  --------        --------
          Total current assets..............................         3,605           9,080
     Investment in affiliate (note 7).......................         7,553           7,989
     Property, furniture and equipment, net of accumulated
       depreciation of $2,947 and $1,974 (note 8)...........        13,978          14,875
     Cost of licenses, net of accumulated amortization of
       $2,896 and $1,971 ...................................        19,960          21,130
     Goodwill, net of accumulated amortization of $908 and
       $619.................................................         6,848           7,138
                                                                  --------        --------
          Total.............................................      $ 51,944        $ 60,212
                                                                  ========        ========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Notes payable (note 9).................................      $  3,501        $ 23,908
     Current portion and long-term debt (note 10)...........        17,706             394
     Accounts payable.......................................           923           2,962
     Payable to stockholders................................                         1,049
     Accrued expenses.......................................         6,031           3,164
     Income tax and tax on assets...........................                            13
     Due to related parties.................................           629           1,537
                                                                  --------        --------
          Total current liabilities.........................        28,790          33,027
     Long-term debt, excluding current portion (note 10)....                         1,403
     Deferred income taxes (note 12)........................         3,867           3,917
     Other long-term obligations............................           199             135
                                                                  --------        --------
          Total liabilities.................................        32,856          38,482
                                                                  --------        --------
Commitments and contingencies
Stockholders' equity (note 11):
     Common stock, 1,304 and 972 shares authorized, 510 and
       469 shares issued and outstanding, in thousands......       103,378          50,745
     Additional paid-in capital.............................         6,843          48,520
     Accumulated deficit....................................       (84,229)        (72,387)
     Cumulative effect of translation.......................        (6,904)         (5,148)
                                                                  --------        --------
          Total stockholders' equity........................        19,088          21,730
                                                                  --------        --------
               Total........................................      $ 51,944        $ 60,212
                                                                  ========        ========

                See notes to consolidated financial statements.

             CORPORACION MOBILCOM, S. A. DE C. V. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                          (THOUSANDS OF U.S. DOLLARS)

                                                                 YEAR ENDED      YEAR ENDED
                                                                DECEMBER 31,    DECEMBER 31,
                                                                    1996            1995
                                                                ------------    ------------
Revenue:
     Service revenue........................................      $  4,326        $  3,297
     Equipment sales and maintenance........................         1,059           1,192
                                                                  --------        --------
                                                                     5,385           4,489
                                                                  --------        --------
Cost and expenses related to revenue:
     Cost of service........................................         1,007           1,274
     Cost of equipment sales and maintenance................           897           1,406
                                                                  --------        --------
                                                                     1,904           2,680
Operating expenses:
     Selling general and administrative.....................         7,026           9,707
     Depreciation...........................................         1,024           1,104
     Amortization of cost of licenses.......................           925           1,152
     Amortization of goodwill...............................           289             366
                                                                  --------        --------
          Operating loss....................................        (5,783)        (10,520)
                                                                  --------        --------
Other expenses:
     Interest expenses, net.................................        (5,608)         (9,041)
     Foreign exchange loss, net.............................          (227)        (11,013)
     Equity in the results of affiliate (note 7)............          (176)           (721)
     Other, net.............................................           (48)           (556)
                                                                  --------        --------
          Loss before income taxes..........................       (11,842)        (31,851)
                                                                  --------        --------
     Income taxes (note 12).................................                           516
                                                                  --------        --------
Net loss....................................................      $(11,842)       $(31,335)
                                                                  ========        ========

                See notes to consolidated financial statements.

             CORPORACION MOBILCOM, S. A. DE C. V. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                          (THOUSANDS OF U.S. DOLLARS)

                                           COMMON STOCK      ADDITIONAL                 CUMULATIVE
                                        ------------------    PAID-IN     ACCUMULATED    EFFECT OF
                                        SHARES     AMOUNT     CAPITAL       DEFICIT     TRANSLATION    TOTAL
                                        -------   --------   ----------   -----------   -----------   --------
BALANCES AT JANUARY 1, 1995...........  380,962   $ 45,407    $            $(41,052)      $(1,438)    $  2,917
    Capital contributions.............   87,924      5,338      48,520                                  53,858
    Translation adjustment............                                                     (3,710)      (3,710)
    Net loss for the year.............                                      (31,335)                   (31,335)
                                        -------   --------    --------     --------       -------     --------
BALANCES AT DECEMBER 31, 1995.........  468,886     50,745      48,520      (72,387)       (5,148)      21,730
    Capital contributions.............   41,022     52,633     (41,677)                                 10,956
    Translation adjustment............                                                     (1,756)      (1,756)
    Net loss for the year.............                                      (11,842)                   (11,842)
                                        -------   --------    --------     --------       -------     --------
BALANCES AT DECEMBER 31, 1996.........  509,908   $103,378    $  6,843     $(84,229)      $(6,904)    $ 19,088
                                        =======   ========    ========     ========       =======     ========

                See notes to consolidated financial statements.

             CORPORACION MOBILCOM, S. A. DE C. V. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                          (THOUSANDS OF U.S. DOLLARS)

                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1996           1995
                                                              ------------   ------------
Cash flows from operating activities:
     Net loss...............................................    $(11,842)      $(31,335)
     Adjustments to reconcile net loss to net cash used in
      operating activities:
          Depreciation......................................       1,024          1,104
          Amortization of licenses and goodwill.............       1,214          1,518
          Unrealized exchange losses........................         219          3,658
          Equity in the results of affiliate................         176            721
          Deferred taxes....................................                       (516)
          Allowance for obsolescence........................         403
     Changes in operating assets and liabilities:
          Accounts receivable...............................        (326)        (2,034)
          Inventories.......................................        (127)
          Accounts payable and accrued expenses.............        (452)         1,536
                                                                --------       --------
               Cash used by operating activities............      (9,711)       (25,348)
                                                                --------       --------
Cash flows from financing activities:
     Capital contributions..................................       9,926         12,278
     Proceeds from loans....................................                     26,762
     Repayment of loans.....................................      (4,498)        (1,251)
                                                                --------       --------
     Cash provided by financing activities..................       5,428         37,789
                                                                --------       --------
Cash flows from financing activities:
     Acquisition of furniture and equipment.................        (307)        (6,291)
     Investment in affiliate, net...........................                     (1,564)
                                                                --------       --------
          Cash used in investing activities.................        (307)        (7,855)
                                                                --------       --------
Increase (decrease) in cash and cash equivalents............      (4,590)         4,586
Cash and cash equivalents:
     At beginning of year...................................       5,058            472
                                                                --------       --------
     At end of year.........................................    $    468       $  5,058
                                                                ========       ========
Supplemental cash flow disclosures:
     Cash paid for interest.................................    $  1,730       $  7,350
                                                                ========       ========

                See notes to consolidated financial statements.

             CORPORACION MOBILCOM, S. A. DE C. V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                          (THOUSANDS OF U. S. DOLLARS)

1.  OPERATIONS

     Corporacion Mobilcom, S. A. de C. V. (Mobilcom), is a holding company, established in 1993. The principal operations of the subsidiary companies of Mobilcom (the companies) consist of providing specialized mobile radio (SMR) services to users (subscribers) through licenses granted by the Mexican Department of Communications and Transportation (SCT) under the terms of the Ley Federal de Telecomunicaciones (Federal Telecomunications Law) and Ley de Vias Generales de Comunicacion (General Communications Law and Regulations), establishing, constructing and exploting, public communication networks for the transmission of signals between the subscribers' terminal SMR equipment and interfacing with telecommunication networks authorized by the SCT.

     The Companies have licenses that were granted for periods primarily of 15 years and that may be extended under the terms of the licenses granted covering the principal cities and routes (roads) of Mexico. The terms of the contracts stipulate that the grantee register the rates of services rendered with the STC. There is also an obligation to pay the Mexican Federal Government 5% of gross revenues from the services licensed, as well as an obligation to comply with the terms established in the licenses granted.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Significant accounting policies and practices followed by Mobilcom and subsidiaries (the Company) in the preparation of consolidated financial statements are described below:

          a. PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the assets, liabilities and results of operations of subsidiaries in which Mobilcom owns more than 50% of the voting stock. For all periods presented, Mobilcom owns over 99% of the voting stock of its consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

          The investment in affiliate of which Mobilcom owns less than 50% of the stock, is accounted for using the equity method.

          b. FOREIGN CURRENCY TRANSLATION -- The Company's accounting records are maintained in its functional currency, the Mexican peso. The financial statements have been translated into U. S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for revenues, expenses, gains, and losses. The resulting translation adjustments are recorded as a separate component of stockholders' equity.

          c. FOREIGN CURRENCY TRANSACTIONS -- Transactions denominated in foreign currencies are initially recorded at the prevailing exchange rate on the transaction date. Assets and liabilities denominated in foreign currencies at year end are recorded at the prevailing exchange rate on the balance sheet date. Fluctuations in exchange rates from the transaction date to the settlement date or year end are charged to operations.

          d. CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid, temporary cash investments with original maturities of three months or less to be cash equivalents.

          e. INVENTORIES -- Inventories are stated at the lower of cost or market, as determined using the average cost method.

             CORPORACION MOBILCOM, S. A. DE C. V. AND SUBSIDIARIES

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
          f. PROPERTY, FURNITURE AND EQUIPMENT -- Property, furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

                                                           USEFUL LIFE
                                                           -----------
Building.................................................   40 years
Transmission equipment...................................   13 years
Office furniture.........................................    9 years
Computer equipment.......................................    3 years
Transportation equipment.................................    7 years

          g. REVENUE RECOGNITION -- Service revenue is recognized at the time service is rendered. Revenue from the sale of terminal equipment is recognized when the goods are delivered and rental from leasing of terminal equipment is recognized as rental income is earned.

          h. INCOME TAXES -- Income taxes are provided for in accordance with Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates.

          i. SENIORITY PREMIUMS AND SEVERANCE COMPENSATION -- Seniority premiums and severance compensation which employees are entitled, upon retirement after fifteen years or more of service, in accordance with the Mexican Federal Labor Law, are recognized as costs during the years in which the related services are rendered, based on actuarial calculations. Net periodic expense recognized in 1996 and 1995 was $77, and $115 respectively.

          j. CONCENTRATION OF CREDIT RISKS -- The companies provide SMR services to subscribers in geographic areas throughout Mexico. The companies do not have any single customer which accounts for a significant amount of revenues or significant accounts receivables at December 31, 1996 and 1995. The companies perform evaluations of their customers' credit histories and establish an allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

          k. USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Actual results in such estimated may affect amounts reported in future periods.

          l. GOODWILL AND COSTS OF LICENSES -- The excess of cost over fair value of net assets acquired of subsidiaries and the costs of licenses are amortized on a straight-line basis over the estimated economic useful life of 25 years.

          m. RECLASSIFICATIONS -- Certain 1995 amounts have been reclassified to conform with 1996 presentation.

3.  FAIR VALUE OF FINANCIAL INSTRUMENT DISCLOSURE

     U. S. Statement of Financial Accounting Standards No. 107 ("SFAS No. 107"), "Disclosures Fair Value of Financial Instruments", requires disclosure of the estimated fair value of certain financial instruments. The estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies that require considerable judgment in interpreting market data and

             CORPORACION MOBILCOM, S. A. DE C. V. AND SUBSIDIARIES

3. FAIR VALUE OF FINANCIAL INSTRUMENT DISCLOSURE -- (CONTINUED) developing estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     The carrying amounts of the Company's cash equivalents, accounts receivable and short-term notes payable approximate their fair values. Cash equivalents and accounts receivable are short-term, in nature and notes payable have relatively short maturities and bear interest at variable rates tied to market indicators. The Company's long-term debt consists of debt instruments which bear interest at fixed rates and variable rates tied to market indicators. Except for long-term debt due to related parties, the fair value of long-term debt is estimated by discounting future cash flow amounts using current interest rates at which similar notes would be issued to similar borrowers. The fair value of these amounts approximated the carrying value at December 31, 1996 and 1995.

     The fair value information presented herein is based on information available to management as of the above presented dates. Although management is not aware of any factors that would significantly affect the estimated fair value, amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, the current estimates of fair value may difference significantly from the amounts presented herein.

4.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     Transactions with related parties carried out during the years ended December 31, 1996 and 1995, in addition to those described in notes 14 and 15, were as follows:

                                                                  1996        1995
                                                                --------    --------
Expenses:
     Interest...............................................      $409        $500
     Cost of service........................................                   145
     Administrative services................................       341
Income:
     Interest...............................................       204          87
     Administrative services................................        26         469

             CORPORACION MOBILCOM, S. A. DE C. V. AND SUBSIDIARIES

4.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES -- (CONTINUED)
     The balances due from and to related parties at December 31, 1996 and 1995 are summarized as follows:

                                                       INTEREST RATE
                                                         OR AVERAGE
                                                       INTEREST RATE
                                                       --------------
                                                       1996     1995     1996     1995
                                                       -----    -----    ----    ------
Due from related parties:
     Investcom, S. A. de C. V......................     42%              $ 15    $
     Com-L.D., S. A. de C. V.......................     42%               301
     Nextel Communications, Inc....................     42%                54
     Nacional de Telecomunicaciones, S. A. de C.V..     42%      55%       50       544
     Other.........................................     42%                 7
                                                                         ----    ------
                                                                         $427    $  544
                                                                         ====    ======
Due to related parties:
     Grupo Comunicaciones San Luis, S. A. de C.V...      6%       6%     $ 91    $  933
     Comunicaciones Troncales, S. A. de C. V.......     42%      55%      538       604
                                                                         ----    ------
                                                                         $629    $1,537
                                                                         ====    ======

     Nacional de Telecomunicaciones, S. A. de C. V. is a 49% owned affiliate of Mobilcom that is accounted for using the equity method (Note 7). December 31, 1996, Grupo Communicaciones San Luis, S. A. de C. V. owned approximately 50%, of the outstanding shares of the common stock of Mobilcom, Intercom, S. A. de C. V. and Communicaciones Troncales, S. A. de C. V. are subsidiaries of Grupo Communicaciones San Luis, S. A. de C. V.

5.  ACCOUNTS RECEIVABLE

     Accounts receivable are summarized as follows:

                                                                  1996        1995
                                                                --------    --------
Trade.......................................................     $1,230     $ 1,457
Officer and employees.......................................        867          95
Recoverable value added tax.................................        575       1,611
Other.......................................................        164         157
                                                                 ------     -------
                                                                  2,836       3,320
Less allowance for doubtful accounts........................       (586)     (1,141)
                                                                 ------     -------
                                                                 $2,250     $ 2,179
                                                                 ======     =======

6.  INVENTORIES

     Inventories, which consist entirely of finished goods, include the following:

                                                                1996     1995
                                                                -----    ----
Communication equipment.....................................    $ 829    $702
Communication equipment at bonded warehouse.................               48
Less allowance for obsolete inventories.....................     (444)    (41)
                                                                -----    ----
                                                                $ 385    $709
                                                                =====    ====

             CORPORACION MOBILCOM, S. A. DE C. V. AND SUBSIDIARIES

7.  INVESTMENT IN AFFILIATE

     During 1995, the Company acquired a 49 percent interest in Nacional de Telecomunicaciones, S. A. de C. V. (Natel), a Mexican company with operations similar to Mobilcom's. (See Note 14) Relating to letter of interest to acquire the remaining 51% of Natel. Natel's operations and the Company's equity in net loss of Natel included:

                                                                1996     1995
                                                                -----    -----
NATEL:
     Net sales..............................................    $ 850    $ 526
     Operating loss.........................................      635      839
     Net gain (loss)........................................      215     (904)
MOBILCOM 49% EQUITY IN (LOSS):
     Mobilcom equity in (gain) loss.........................      105     (443)
     Amortization of excess of cost over the fair value of
      equity interest in net assets acquired................     (281)    (278)
                                                                -----    -----
Equity in loss of Natel.....................................    $(176)   $(721)
                                                                =====    =====

     The Company's investment in Natel included the unamortized excess cost over the fair value of equity interest in Natel's net assets. This excess was $6,303 and $6,663 at December 31, 1996 and 1995 and is being amortized on a straight-line basis over the estimated economic useful life of 25 years.

     Condensed balance sheet information for Natel at December 31, 1996 and 1995 was as follows:

                                                                 1996      1995
                                                                ------    ------
Current assets..............................................    $1,641    $  636
Noncurrent assets...........................................     1,447     1,654
Current liabilities.........................................     1,681       728

     The Company's investment in affiliate was comprised of the following at December 31, 1996 and 1995:

                                                                 1996      1995
                                                                ------    ------
Stockholders' equity -- Natel...............................    $1,407    $1,562
Contribution not recognized.................................     1,144     1,144
                                                                ------    ------
                                                                $2,551    $2,706
                                                                ======    ======
Equity participation at 49%.................................    $1,250    $1,326
Excess of cost over the fair value of equity interest in net
  assets acquired net of accumulated amortization...........     6,303     6,663
                                                                ------    ------
Total.......................................................    $7,553    $7,989
                                                                ======    ======

     Under the purchase agreement with Natel, the Company owes Natel $1,144 and its shareholders $40 or a total of $1,184 at December 31, 1996 and 1995 for the shares acquired during 1995, which is recorded as a liability and is being offset against receivables from Natel for services provided.

             CORPORACION MOBILCOM, S. A. DE C. V. AND SUBSIDIARIES

8.  PROPERTY, FURNITURE AND EQUIPMENT

     Property, furniture and equipment include the following:

                                                                 1996       1995
                                                                -------    -------
Land........................................................    $    44         45
Building....................................................        131        133
Transmission equipment......................................     15,188     12,624
Office furniture and fixtures...............................        196        181
Computer equipment..........................................        296        209
Transportation equipment....................................        117         90
Equipment at bonded warehouse...............................        801      2,633
Construction in progress....................................        152        934
                                                                -------    -------
                                                                 16,925     16,849
Less accumulated depreciation...............................     (2,947)    (1,974)
                                                                -------    -------
                                                                $13,978    $14,875
                                                                =======    =======

9.  NOTES PAYABLE

     Short-term debt is summarized as follows:

                                             WEIGHTED AVERAGE
                                               INTEREST RATE
                                               FOR THE YEAR
                                            -------------------
                                              1996       1995          1996             1995
                                            --------   --------   --------------   --------------
Arrendadora Financiera Invermexico, S. A.
  de C. V. (Arrendadora)(1)...............                14%         $               $14,306
Unsecured financing loan:
     In Mexican pesos.....................   37.25%     59.5%            683            1,245
     In U.S. dollars......................     15.%     15.2%          2,194            2,532
Union de Credito Regional, S. A. de C. V.:
     Unsecured............................    38.5%       61%            624              646
Banco Mercantil del Norte, S. A., credit
  letters
Fimexpo, S. A. de C. V. secure loans in
  U.S. dollars............................                25%                             589
Financing loans in U. S. dollars..........              12.2%                           4,590
                                                                      ------          -------
                                                                      $3,501          $23,908
                                                                      ======          =======

------------------
(1) During 1994 a Mexican bank made a loan in the amount of U. S. $8,365 to the Company collateralized by fixed assets. Additionally in 1994, Arrendadora, which is a leasing company, advanced U. S. $14,428 to the Company which was used to pay off the loan from the Mexican bank plus accrued interest. The advance was made by Arrendadora in anticipation of a sale leaseback transaction involving the collateralized equipment. At December 31, 1995, the Company was in arrears on accrued interest related to the notes payable to Arrendadora in the amount of $1,331 and accordingly the amount was classified as current liabilities. The anticipated sale leaseback transaction occurred as of June 10, 1996. (See Note 10).

             CORPORACION MOBILCOM, S. A. DE C. V. AND SUBSIDIARIES

10.  CURRENT PORTION AND LONG-TERM DEBT

     Long-term debt is summarized as follows:

                                                                1996       1995
                                                              --------   --------
Loans in Mexican pesos, bearing Nafin interest plus 6 points and CPP interest, plus 6 to 10 points, average 40.5% 1996,
and 62% in 1995, payable in monthly installments through
2000, collaterized by fixed assets and goods purchased with
the proceeds from the loans and with the guarantee from
subsidiary of the company and one of the shareholders.......  $ 2,104     $  701
Arrendadora Financiera Invermexico, S. A. de C. V.
(Arrendadora), payable in semi-annual payments in U.S.
dollars up to $2,007. Interest rate libor plus 3.6 to 8.6
and one note at 22% (average 16%)(2)........................   14,493
Loan in U.S. dollars, bearing annual interest of 15%,
payable in September 1997...................................      690        605
Capital leases in Mexican pesos, bearing the highest
interest rate, plus 9 points or CPP interest, plus 8 to 10
points, average 41.80% in 1996 and 57.85% in 1995 payable in monthly installments through 1999, collateralized by fixed
assets purchased............................................      290        339
Capital lease in U.S. dollars, bearing LIBOR interest plus 7 points, average 12.50% and 12.45% in 1996 and 1995,
respectively, payable in monthly installments through March
1998, collateralized by fixed assets purchased..............       73        109
Others:
     In Mexican pesos.......................................       56
     In U.S. dollars........................................                  43
                                                              -------     ------
     Current portion and long-term debt(1)..................   17,706      1,797
                                                              -------     ------
Less current installments:
     Capital lease agreements...............................                 105
     Notes payable..........................................                 289
                                                              -------     ------
     Current installments of long-term debt.................                 394
                                                              -------     ------
Long-term debt, excluding current installments..............  $    --     $1,403
                                                              =======     ======

     -----------------------
     (1) As of January 31, 1997 all of the above long term debt agreements were in technical default as the Company has not made all of the scheduled installments required pursuant to the respective agreement in addition to non-compliance with other covenants (See Note 14), and accordingly all

             CORPORACION MOBILCOM, S. A. DE C. V. AND SUBSIDIARIES

10. CURRENT PORTION AND LONG-TERM DEBT -- (CONTINUED) long-term debt was classified as current liabilities. Contractual maturities of long-term debt at December 31, 1996 are as follows:

                                                   PAYABLE IN
                                                    MEXICAN      U.S.
                                                     PESOS      DOLLARS    TOTAL
                                                   ----------   -------   -------
1998.............................................     $325      $1,045    $ 1,370
1999.............................................      194       1,031      1,225
2000.............................................      137       1,031      1,168
2001.............................................      110       1,031      1,141
2002.............................................       84       1,031      1,115
Thereafter.......................................       38       4,535      4,573
                                                      ----      ------    -------
                                                      $888      $9,704    $10,592
                                                      ====      ======    =======

     -----------------------
     (2) On February 1997 the capital lease was signed with an effective date of June 1996. It establishes some covenants which are not fully complied with. See also footnote 9.

         At December 31, 1996 and 1995, substantially all of the Company's property, furniture and equipment was pledged as collateral under the Company's notes payable and long-term debt agreements. Additionally, at December 31, 1996 and 1995, the shares of one of the Company's subsidiaries were pledged as collateral for loans in Mexican pesos. The liabilities of such subsidiary exceeded the book value of its assets at December 31, 1996 and 1995.

11.  STOCKHOLDERS' EQUITY

     In June 1996, the Company's board of directors agreed to increase the variable portion of common stock through a 2.65 to 1 stock split, resulting in the issuance of 292,117 series "B" shares, with a par value of 1,000 Mexican pesos each. Share data for all periods presented reflect this stock split.

     At December 31, 1996 and 1995 1,304,481 and 971,637 shares of series "B" shares with a par value of 1,000 Mexican pesos were authorized of which 509,908 and 468,886 shares were issued and outstanding respectively. Prior to March 1995, the company also had series "A" and "C" shares outstanding, all of which conferred the same rights and privileges to stockholders as series "B" shares. During 1995 the company exchanged all outstanding series "A" and "C" shares for series "B" shares.

     During 1996, the following transactions occurred:

        -- The variable portion of common stock was increased through issuance of 19,995 series "B" shares, with a par value of 1,000 Mexican pesos each. The total subscription value was $8,240, including a premium of $5,562, paid in cash and by capitalizing liabilities for $1,030.

        -- The Company's board of directors also agreed to increase the variable portion, through issuance of 16,427 series "B" shares, with a par value of 1,000 Mexican pesos each; 811 shares were subscribed and paid-in by employees, under certain conditions.

        -- Common stock, was increased through payment for 4,600 series "B" shares, with a par value of 1,000 Mexican pesos each, in the amount of $1,896, including a premium of $1,281.

     During 1995, 87,924 additional shares of common stock were acquired by Nextel. In conjunction with this purchase, the Company received $12,519 in cash and contributed $43,625 of debt to capital.

             CORPORACION MOBILCOM, S. A. DE C. V. AND SUBSIDIARIES

12.  INCOME TAXES

     Deferred income taxes reflect the net tax effects of (a) temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss carryforwards. The net deferred tax liability represents deferred tax on the nondeductible cost of licenses less amounts included in the net operating loss carryforwards for a ten year period. Significant components of the Company's deferred tax liability are as follows:

                                                                 1996             1995
                                                            --------------   --------------
Net operating loss carryforwards..........................     $ 19,560         $14,606
Site development costs....................................                           90
Property, furniture and equipment.........................        1,035          (2,387)
                                                               --------         -------
Deferred tax asset........................................       20,595          12,309
Valuation reserve.........................................      (17,679)         (9,169)
                                                               --------         -------
Net deferred tax asset....................................        2,916           3,140
Non deductible cost of licenses...........................       (6,783)         (7,057)
                                                               --------         -------
Net liability.............................................     $ (3,867)        $(3,917)
                                                               ========         =======

     The Company had net operating loss carryforwards of approximately $57,536 at December 31, 1996. These net operating loss carryforwards, which are indexed to reflect the impact of inflation in accordance with Mexican tax law, expire as follows:

2001........................................................  $    24
2002........................................................      475
2003........................................................    1,854
2004........................................................   33,043
2005........................................................   16,606
2006........................................................    5,534

     The Company and its subsidiaries file their tax returns individually and a consolidated tax return is not prepared.

     Even though the Company has incurred tax losses for the past 5 years, management believes that it is more likely than not that it will generate taxable income sufficient to realize the portion of the tax benefit associated with the net deferred tax asset of $2,916 and $3,140 respectively. The belief is based upon, among other factors, the expected reversal of existing deferred tax liabilities. If the company is unable to generate sufficient taxable income in the future through operating results, increases in valuation allowance will be required through a charge to expense. However, if the Company achieves sufficient profitability to utilize a greater portion of the deferred tax asset, the valuation allowance will be reduced through a credit to income.

     The actual income tax expense attributable to earnings for the years ended December 31, 1996 and 1995 differ from the amounts computed by applying the Mexican income tax rate of 34 percent to losses before income taxes and equity in the results of affiliate as a result of the following:

                                                                1996       1995
                                                              --------   --------
Income tax benefit at statutory rate........................  $(4,026)   $(10,579)
Limitation on net operating loss carryforwards -- net.......      966       9,193
Differences between tax and financial accounting for effects
  of inflation..............................................    3,060      (1,371)
Other.......................................................                2,241
                                                              -------    --------
Benefit for income tax......................................  $    --    $   (516)
                                                              =======    ========

             CORPORACION MOBILCOM, S. A. DE C. V. AND SUBSIDIARIES

12.  INCOME TAXES -- (CONTINUED)
     The significant components of the deferred income tax benefit for the years ended December 31, 1996 and 1995 are as follows:

                                                                1996       1995
                                                              --------   --------
Deferred income tax benefit (exclusive of the effects of
  other components listed below)............................  $(4,026)   $ (4,256)
Net operating losses generated and other....................   (4,601)     (5,453)
Increase in valuation allowance.............................    8,627       9,193
                                                              -------    --------
Deferred income tax benefit.................................  $    --    $   (516)
                                                              =======    ========

13.  ASSOCIATION WITH NEXTEL COMMUNICATIONS, INC. (NEXTEL)

     On March 3, 1995 Mobilcom had closed a share purchase and subscription agreement with Nextel, pursuant to which Nextel Investment Company a subsidiary of Nextel, acquired 16.5% minority interest in Mobilcom. This transaction reflects the renegotiation of the terms associated with a previously contemplated transaction involving Nextel, Nextel Investment Company, Mobilcom and certain stockholders of Mobilcom which was initially announced in October 1994. Pursuant to this transaction, Nextel Investment Company purchased newly issued shares comprising 16.5% of the shares of capital stock of Mobilcom (calculated after issuance of such shares) for a cash payment of $12,519 and $43,625 of notes representing funds advanced to Mobilcom in 1994.

     In addition, Nextel made additional investments in January 1996 for an additional 1.5% of the shares of capital stock of Mobilcom. (See Note 11). As part of this transaction, Nextel also received two options to increase its ownership of Mobilcom equity. The first option was an 18 month option to acquire an additional 19.5% of Mobilcom for $76,800 and a second option is a three-year option to acquire an additional 10% of Mobilcom for $67,500.

     The agreement grants the following privileges to Nextel: (1) certain preferred rights to acquire additional shares of Mobilcom, in order to maintain its equity percentage; (2) certain rights to subscribe the shares proposed to be issued in the transaction; (3) the right to designate members of the Board of Mobilcom; and (4) veto rights with regard to various matters presented to the Board of Directors of Mobilcom, including acquisitions, disposals, business plans and technology rights. This agreement also set the rules for Nextel and Mobilcom's other stockholders to acquire or dispose of their equity interests in Mobilcom. Also executed at closing of the Mobilcom transaction were agreement related to an interpretability relationship between Nextel and Mobilcom and the sharing between Nextel and Mobilcom of channels along the United States-Mexican border.

     At January 31, 1997 Nextel owns 38% of the outstanding shares, of Mobilcom and still has the option to purchase before March 1998, up to an additional 29.5% of Mobilcom's common stock. Furthermore, certain shareholders of Mobilcom, holders of approximately 37% of Mobilcom's common stock retain the right for a period of two years commencing October 24, 1997 to put (the "Mobilcom Put") the entire amount of their holdings to Nextel at its appraised fair market value for cash upon the occurrence of certain events (the "Put Events"). The Mobilcom Put is automatically exercisable on October 24, 1999 whether or not a Put Event occurs.

             CORPORACION MOBILCOM, S. A. DE C. V. AND SUBSIDIARIES

14.  SUBSEQUENT EVENTS

     (a) On March 10, 1997 the Company has signed a purchase agreement to acquire the remaining 51% interest in its equity investee, Natel for $6,500, subject to the approval of the SCT. The company is exploring the possibility of acquiring additional channels in other markets.

     On February 6, 1997 the Company requested from its shareholders a capital call of $27,000 by April 14, 1997. The funds obtained through the capital call will be used to assist the Company to meet its cash obligations and make certain strategic investments as follows:

                                                              CAPITAL CALL
                                                              ------------
Pay-off of certain obligations and funds for current
  operating expenses........................................    $16,000
Purchase of 51% of Natel....................................      7,000
Completion of microwave network build-out...................      4,000
                                                                -------
                                                                $27,000
                                                                =======

     Nextel's pro rata share of the capital call is approximately $10,000 which Nextel has committed to fund. Nextel also expects to fund an additional $12,000 which would increase its equity interest in Mobilcom by approximately 10%.

     (b) At the March 10, 1997 Board meeting, the Company decided to explore the possibility of disposing of its 400 mhz business which has a net book value of licenses and equipment of approximately $6,500 as of December 31, 1996. As the negotiations with potential buyers are in the early stages, there can be no assurance that a sale will be consummated. Management believes that the disposal will not result in losses and expects to utilize the proceeds to reduce debt. Disposition of the 400 mhz business will allow the Company to more effectively focus on its core business.

               CORPORACION MOBILCOM S.A. DE C.V. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                          (THOUSANDS OF U.S. DOLLARS)

                                                              THREE MONTHS
                                                                 ENDED
                                                               MARCH 31,
                                                                  1997
                                                              ------------
Revenue.....................................................    $ 1,656
Cost of operations..........................................        698
Selling, general and administrative expenses................      2,200
Depreciation and amortization...............................        712
                                                                -------
     Operating loss.........................................     (1,954)
Other expenses, net.........................................        390
                                                                -------
Net loss....................................................    $(2,344)
                                                                =======

   See accompanying notes to the condensed consolidated financial statements.

               CORPORACION MOBILCOM S.A. DE C.V. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                          (THOUSANDS OF U.S. DOLLARS)

                                                              THREE MONTHS
                                                                 ENDED
                                                               MARCH 31,
                                                                  1997
                                                              ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss...............................................    $(2,344)
     Depreciation and amortization expense..................        712
     Equity in subsidiary...................................         17
     Foreign currency translation and exchange (gain) loss,
      net...................................................       (201)
     Changes in operating accounts, net.....................        712
                                                                -------
     Net cash used by operating activities..................     (1,104)
                                                                -------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of property and equipment.....................       (102)
                                                                -------
     Net cash used by investing activities..................       (102)
                                                                -------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from sale of stock and net capital
      contributions.........................................     13,619
                                                                -------
     Net cash provided by financing activities..............     13,619
                                                                -------
NET DECREASE IN CASH AND CASH EQUIVALENTS...................     12,413
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............        468
                                                                -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $12,881
                                                                =======

   See accompanying notes to the condensed consolidated financial statements.

             CORPORACION MOBILCOM, S. A. DE C. V. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                 MARCH 31, 1997
                          (THOUSANDS OF U. S. DOLLARS)

1.  BASIS OF PRESENTATION

     In the opinion of management, the accompanying unaudited condensed financial statements reflect all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of the statement of operations and statement of cash flows of Corporacion Mobilcom. S.A. de C.V. and Subsidiaries (the "Company") for the three months ended March 31, 1997. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the full year. These condensed consolidated financial statements are unaudited, and do not include all related footnote disclosures.

     The interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company.

2.  FOREIGN CURRENCY TRANSLATION

     In accordance with Statement of Financial Accounting Standards No. 52 Foreign Currency Translation the Mexican economy, in which the Company primarily conducts operations, is considered to be highly inflationary as of January 1, 1997. Accordingly the financial statements have been remeasured to reflect the U.S. dollar as the functional currency of the Company. Pursuant to SFAS No. 52 the translated December 31, 1996 balance sheet has become the accounting basis for subsequent periods. Transactions subsequent to January 1, 1997 will be recorded at current exchange rates with translation gains and losses recorded as a component of net income before taxes.

     For the three months ended March 31, 1997 net foreign currency gains of $447 have been recognized as a component of net income.

3.  NOTES PAYABLE AND LONG-TERM DEBT

     The Company was in arrears with respect to principal and interest payments on certain notes payable and long-term debt agreements as of March 31, 1997. Consequently certain long-term debt agreements were in technical default as the Company had not made payment of all of the required installments pursuant to debt agreements, in addition to non-compliance with other debt covenants.

     During February 1997 the Company placed a capital call to shareholders requesting $27,000 in additional capital of which $13,619 was contributed during March 1997. The remaining $13,381 was contributed during April 1997. Portions of the funds obtained as a result of the capital call were used to make payments on the portions of debt in arrears and to make advanced payments in anticipation of certain debt service requirements. As a result of the payments, the Company is in compliance with its debt covenants.

4.  SUBSEQUENT EVENTS

     In April 1997 the Company acquired the remaining 51% interest in its equity investee, Natel. In order to accomplish this transaction the Company contributed cash to Natel in the amount of $5,356. Concurrently, the other shareholders holding a 51% interest in Natel received $6,500 from Natel for their interest in Natel. As a result of the transaction the Company became a 100% owner of Natel. The excess of the cost to acquire 100% of Natel over the fair value of net assets acquired of $11,098 is expected to be attributed to the cost of licenses to be amortized over a period of 25 years. The Company will consolidate Natel using purchase accounting in subsequent periods.

======================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE EXCHANGE OFFER TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE MAKING OF THE EXCHANGE OFFER PURSUANT TO THIS PROSPECTUS NOR THE ACCEPTANCE OF PRIVATE NOTES FOR SURRENDER FOR EXCHANGE PURSUANT THERETO SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    3
Summary...............................    4
Risk Factors..........................   18
The Company...........................   34
No Cash Proceeds to the Company.......   38
Financing Plan........................   39
Capitalization........................   41
The Exchange Offer....................   42
Pro Forma Consolidated Historical
  Financial Data......................   49
Selected Consolidated Historical
  Financial Data......................   52
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   53
Industry Overview.....................   65
Business..............................   69
Management............................  103
Certain Relationships and Related
  Transactions........................  113
Description of Other Indebtedness.....  115
Description of Preferred Stock........  119
Description of the Notes..............  121
Certain U.S. Federal Income Tax
  Considerations......................  148
Plan of Distribution..................  148
Legal Matters.........................  149
Experts...............................  149
Index to Financial Statements.........  F-1


======================================================
======================================================

                       [NEXTEL INTERNATIONAL, INC. LOGO]
                    ---------------------------------------

                               OFFER TO EXCHANGE
                    ---------------------------------------
                       12 1/8% SENIOR DISCOUNT NOTES DUE
                   APRIL 15, 2008 FOR ANY AND ALL OUTSTANDING
                12 1/8% SENIOR DISCOUNT NOTES DUE APRIL 15, 2008
                                 JUNE   , 1998

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article TENTH of the Registrant's Restated Articles of Incorporation, as amended (the "Articles of Incorporation"), provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Washington Business Corporation Act prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

     Section Eight of the Registrant's Bylaws (the "Bylaws") provides that a director or officer of the Registrant shall be indemnified by the Registrant against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, brought against him or her or otherwise involving him or her (including as a witness) by virtue of his or her position as a director or officer of the Registrant. Notwithstanding the foregoing, the Registrant shall indemnify an officer or director in connection with a proceeding initiated by such director or officer only if such proceeding was authorized by the board of directors of the Registrant. The right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition, provided that such director or officer undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to indemnification under Section Eight of the Bylaws.

     If the Registrant fails to make an indemnification payment within 60 days (20 days in the case of a claim for expenses incurred in defending any proceeding in advance of its final disposition) after receipt of a written claim for such payment, the director or officer may bring suit against the Registrant to recover the unpaid amount of the claim, and to the extent successful, may also recover the expense of prosecuting such claim. A director or officer will be presumed to be entitled to indemnification upon submission of a written claim, and the Registrant will have the burden of proof to overcome such presumption.

     Section Eight of the Bylaws further provides that the indemnification therein is not exclusive of any other right such officer or director may have or thereafter acquire under any statute, provision in the Articles of Incorporation of the Registrant or the Registrant's parent or the Bylaws of the Registrant or the Registrant's parent.

     Chapter 23B.08.510 of the Washington Business Corporation Act provides that a corporation has the power to indemnify a director of the corporation against amounts paid and expenses incurred in connection with a proceeding to which he or she is made a party by reason of such position, if such person shall have acted in good faith and reasonably believed, in the case of conduct in the director's official capacity, that such conduct was in the best interests of the corporation, and in all other cases, that such person's conduct was not opposed to the best interests of the corporation, and, in any criminal proceeding, that such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation or in connection with any proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged liable on the basis of an improper personal benefit.

     Chapter 23B.08.570 of the Washington Business Corporation Act provides that the corporation may indemnify an officer, employee or agent of the corporation for expenses to the same extent as a director.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     See Index to Exhibits.

ITEM 22.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE UNDERSIGNED REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN SEATTLE, WASHINGTON ON JUNE 18, 1998.


                                          NEXTEL INTERNATIONAL, INC.


                                          By:      /s/ DAVID E. ROSTOV
                                            ------------------------------------


                                                      David E. Rostov
                                             Vice President and Chief Financial
                                                           Officer



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON JUNE 18, 1998.



                   SIGNATURE                                    TITLE
                   ---------                                    -----
                       *                          Chairman of the Board of Directors
------------------------------------------------
               DANIEL F. AKERSON

                       *                          President, Chief Executive Officer
------------------------------------------------  and Director (Principal
               KEITH D. GRINSTEIN                 Executive Officer)

              /s/ DAVID E. ROSTOV                 Senior Vice President and Chief
------------------------------------------------  Financial Officer (Principal
                DAVID E. ROSTOV                   Financial and Accounting Officer)

                       *                          Director
------------------------------------------------
               TIMOTHY M. DONAHUE

                       *                          Director
------------------------------------------------
                C. JAMES JUDSON

                       *                          Director
------------------------------------------------
                 CRAIG O. MCCAW

                       *                          Director
------------------------------------------------
               STEVEN M. SHINDLER

                       *                          Director
------------------------------------------------
               DENNIS M. WEIBLING

* David E. Rostov, by signing his name hereto, signs this document on behalf of each of the persons so indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange
  Commission.

              /s/ DAVID E. ROSTOV                 Attorney-in-fact
------------------------------------------------
                DAVID E. ROSTOV

                               INDEX TO EXHIBITS


 EXHIBIT
  NUMBER
 -------
      *1.1    Placement Agreement, dated as of March 9, 1998, between
              Nextel International, Inc. and Morgan Stanley & Co.
              Incorporated, for itself and for Chase Securities Inc., and
              Goldman, Sachs & Co.
       3.1    Form of Restated Articles of Incorporation of Nextel
              International, Inc.
      *3.2    By-laws of Nextel International, Inc.
      *4.1    Indenture, dated as of March 3, 1997, between McCaw
              International, Ltd. and The Bank of New York.
      *4.2    Form of Exchange Note (included in Exhibit 4.1).
      *4.3    Indenture, dated as of March 12, 1998, between Nextel
              International, Inc. and The Bank of New York.
      *4.4    Form of Exchange Note (included in Exhibit 4.3).
      *4.5    Registration Rights Agreement, dated as of March 9, 1998,
              between Nextel International, Inc. and Morgan Stanley & Co.
              Incorporated, Chase Securities Inc., and Goldman, Sachs &
              Co.
       5.1    Opinion and Consent of Chadbourne & Parke LLP regarding
              validity of the Exchange Notes.
       5.2    Opinion and Consent of Perkins Coie.
       8.1    Tax Opinion of Chadbourne & Parke LLP.
     *10.1    Motorola Vendor Financing Template Memorandum of
              Understanding, dated November 1996, between Motorola, Inc.,
              Nextel Communications, Inc. and Nextel International, Inc.
     *10.2    Shareholders Agreement, dated January 29, 1997, between
              Nextel International, Inc., McCaw International (Brazil),
              Ltd. and the minority shareholders of McCaw International
              (Brazil), Ltd.
     *10.3    Amendment No. 1, dated April 27, 1997, to Shareholders
              Agreement between Nextel International, Inc., McCaw
              International (Brazil), Ltd. and the minority shareholders of McCaw International (Brazil), Ltd.
     *10.4    Equipment Financing Agreement, dated as of October 31, 1997, by and between McCaw International (Brazil), Ltd. and
              Motorola Credit Corporation.
     *10.5    Stockholders Agreement, dated June 21, 1996, between Infocom
              Communications Network, Inc. and the shareholders of Infocom
              Communications Network, Inc.
     *10.6    Employment Letter, dated November 3, 1995, between Nextel
              International, Inc. and Keith D. Grinstein.
     *10.7    Employment Letter, dated January 11, 1996, between Nextel
              International, Inc. and Brian A. Vincent.
     *10.8    Employment Letter, dated November 3, 1995, between Nextel
              International, Inc. and Heng-Pin Kiang.
     *10.9    Employment Letter, dated October 9, 1996, between Nextel
              International, Inc. and William S. Roberts.
    *10.10    Employment Agreement, dated January 11, 1996, between Nextel
              International, Inc. and David E. Rostov.
    *10.11    Employment Letter, dated August 22, 1997, between Nextel
              International, Inc. and Thomas J. Truesdale.
    *10.12    McCaw International, Ltd. 1997 Stock Option Plan.
    *10.13    Tax Sharing Agreement, dated January 1, 1997, between Nextel
              Communications, Inc. and its subsidiaries named therein.
    *10.14    Overhead Services Agreement, dated March 3, 1997, between
              Nextel Communications, Inc. and Nextel International, Inc.
    *10.15    Right of First Opportunity Agreement, dated March 6, 1997, between Nextel Communications, Inc. and Nextel
              International, Inc.
    *10.16    Amended and Restated Right of First Opportunity Agreement,
              dated March 12, 1998, between Nextel Communications, Inc.
              and Nextel International, Inc.
    *10.17    Indemnification Agreement, dated March 6, 1997, between
              Nextel Communications, Inc. and Nextel International, Inc.
    *10.18    Credit Agreement, dated as of February 27, 1998, among
              Nextel Argentina S.R.L., the Lenders named therein and The
              Chase Manhattan Bank as Administrative Agent.
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


 EXHIBIT
  NUMBER
 -------
    *10.19    Amendment No. 1 and Waiver, dated May 8, 1998, among Nextel
              Argentina S.R.L., the Lenders named therein and The Chase
              Manhattan Bank as Administrative Agent.
    *10.20    Stock Purchase Agreement, dated as of January 29, 1998, by and among Nextel International (Peru), LLC, Motorola
              International Development Corporation, Oscar Benalcazar Coz,
              Nextel International, Inc. and Valorcom S.A.
    *10.21    Shareholders Agreement, dated as of January 29, 1998, by and among Valorcom S.A., Nextel International (Peru), LLC,
              Motorola International Development Corporation and Oscar
              Benalcazar Coz.
    *10.22    Share Purchase Agreement, dated as of January 7, 1998, by
              and among Nextel International, Inc., Nextel International
              (Delaware), Ltd., Nextel International (Holdings), Ltd.,
              Telcom Ventures, LLC, Wireless Ventures of Argentina, L.L.C.
              and Nextel International (Argentina), Ltd.
    *10.23    Stock Purchase Agreement, dated as of March 17, 1998, by and among Nextel International (Japan), Ltd., Nippon Motorola
              Ltd. and J-Com Co., Ltd.
    *10.24    Credit Agreement, dated as of March 17, 1998, between J-Com
              Co., Ltd. and Nextel International (Japan), Ltd.
    *10.25    Memorandum, dated as of March 17, 1998, among J-Com Co.,
              Ltd. and the shareholders named therein.
    *10.26    Restructuring Agreement, dated as of April 2, 1998, by and among Foodcamp Industries and Marketing, Inc., Chan Chon
              Siong, Nextel International, Inc., Top Mega Enterprises,
              Ltd. and Infocom Communications Network, Inc.
    *10.27    Restructuring Agreement, dated as of April 2, 1998, by and among Gotesco Properties Inc., Jose C. Go, Joel T. Go,
              Nextel International, Inc., Top Mega Enterprises, Ltd. and
              Infocom Communications Network, Inc.
    *10.28    Restructuring Agreement, dated as of April 2, 1998, by and among Jetcom Inc., Nextel International, Inc., Top Mega
              Enterprises, Ltd. and Infocom Communications Network, Inc.
    *10.29    Pledge Agreement, dated as of April 2, 1998, by and among
              Infocom Communications Network, Inc., Nextel International,
              Inc. and Jetcom, Inc.
    *10.30    Form of Credit Agreement between Infocom Communications
              Network, Inc. and the shareholders listed on Exhibit A
              attached thereto, as amended from time to time.
     *12.1    Statement regarding computation of earnings to fixed
              charges.
      21.1    Subsidiaries of Nextel International, Inc.
      23.1    Consent of Deloitte & Touche LLP.
      23.2    Consent of KPMG Peat Marwick LLP.
      23.3    Consent of Chadbourne & Parke LLP (included in Ex. 5.1).
      23.4    Consent of Perkins Coie (included in Exhibit 5.2).
     *24.1    Power of Attorney (included in signature page).
     *25.1    Statement of Eligibility of The Bank of New York, as
              Trustee.
     *99.1    Form of Letter of Transmittal.
     *99.2    Form of Notice of Guaranteed Delivery.
     *99.3    Form of Exchange Agent Agreement.


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     * Exhibit filed previously.